

10010520



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 2
to
FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

THE GODSPELL LLC
Exact name of issuer as specified in its charter

DELAWARE
State or other jurisdiction of incorporation or organization

DAVENPORT THEATRICAL ENTERPRISES, INC.
250 WEST 49TH STREET
SUITE #301
NEW YORK, NY 10019
212 874-5348
Address, including zip code, and telephone number, including area code of issuer's principal executive office

DAVENPORT THEATRICAL ENTERPRISES, INC.
250 WEST 49TH STREET
SUITE #301
NEW YORK, NY 10019
212 874-5348
ATTENTION: KENNETH A. HASIJA
Name, address, including zip code, and telephone number, including area code, of agent for service

| 7990 | 27-1743887 |
| --- | --- |
| Primary Standard Industrial Classification Code Number | I.R.S. Employer Identification Number |

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATIONS OF THE TERMS OF REGULATION A.

## PART I

ITEM 1. Significant Parties

| Name | Business Address | Residential Address |
|---|---|---|
| Davenport Theatrical Enterprises, Inc. (issuer's Managing Member) | 250 West 49th Street Suite #301 New York, NY 10019 | |
| Kenneth A. Hasija (p/k/a Ken Davenport), the president of the issuer's managing member (issuer's officers) | Davenport Theatrical Enterprises, Inc. 250 West 49th Street Suite #301 New York, NY 10019 | 201 West 70th Street Apt 30G New York, NY 10023 |
| Davenport Theatrical Enterprises, Inc. (record owners of 5% or more of any class of the issuer's equity securities) | 250 West 49th Street Suite #301 New York, NY 10019 | |
| Davenport Theatrical Enterprises, Inc. (beneficial owners of 5% or more of any class of the issuer's equity securities) | 250 West 49th Street Suite #301 New York, NY 10019 | |
| Davenport Theatrical Enterprises, Inc. (promoters of the issuer) | 250 West 49th Street Suite #301 New York, NY 10019 | |
| Davenport Theatrical Enterprises, Inc. (affiliates of the issuer) | 250 West 49th Street Suite #301 New York, NY 10019 | |
| Franklin, Weinrib, Rudell & Vassallo, P.C. (counsel to the issuer) | 488 Madison Avenue, New York, New York 10022 | N/A |
| Reitler Kailas & Rosenblatt LLC (counsel to the issuer) | 885 Third Avenue New York, NY 10022 | N/A |

ITEM 2. Application of rule 262

(a) None of the persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262
(b) N/A

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The securities will not be offered by underwriters, dealers or salespersons in any jurisdiction.
(b) The securities are to be offered other than by underwriters, dealers or salesmen in the following jurisdictions: New York, California, Connecticut, Illinois, Louisiana, Massachusetts, Michigan, Minnesota and New Jersey (subject to qualification in each of the aforementioned states, as and if necessary), by the following method: solicitation by Kenneth Hasija, on behalf of the Managing Member, through his personal contacts, the internet and word of mouth. The securities have already been approved for qualification in California and Connecticut.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

Davenport Theatrical Enterprises, Inc., the Company's Managing Member (the "Managing Member"), received an aggregate of $85,000 in "front money" from Todd Miller. The agreement memorializing the front money investment made between the Managing Member and Mr. Miller (the "*Front Money Agreement*") treats the front money as an advance of funds to the Managing Member. The Front Money Agreement further provides, among other things, that upon formation of the Company and its full capitalization, Mr. Miller shall become a member of the Company and that Mr. Miller's advance shall be considered a capital contribution to the Company in an amount equal to the advance. In exchange for providing the Managing Member with funds for the production of The Godspell, the Managing Member agreed to provide Mr. Miller with an enhanced participation in Adjusted Net Profits from the Managing Member's share of Adjusted Net Profits. If the Managing Member abandons the production then the Front Money Agreement provides that the only obligation of the Managing Member is to return to Mr. Miller the unused portion of the advance.

The Managing Member relied on the intrastate exemption available under 3(a)(11) of the Securities Act of 1933 based on the following: (i) the Managing Member is a corporation formed in the State of New York and doing business in New York, (ii) Mr. Miller is an individual whose principal residence is in the State of New York, (iii) no offers or sales for a front money investment in The Godspell were made to residents outside of New York, and (iv) Mr. Miller acknowledged that he has no intention of selling or otherwise transferring or assigning his interest in The Godspell and acquired it for investment purposes and not with a view to resale or distribution.

ITEM 6. Other Present or Proposed Offerings

Davenport Theatrical Enterprises, Inc., the Company's Managing Member, anticipates the possibility of conducting Rule 506 offerings for two other theatrical productions during the following twelve (12) months.

ITEM 7. Marketing Arrangements

(a) There are no arrangements known to the issuer or to any person named in response to Item 1 above to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution, to stabilize the market for any of the securities to be offered, or for withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There will be no underwriter for the offering.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

The issuer will not use a solicitation of interest document.

## PART II

## OFFERING CIRCULAR

**(SUBJECT TO COMPLETION)**

**[**Dated:__________, 2010**]**

This Offering Circular may not be used for a period of more than nine (9) months from the above date.

## THE GODSPELL LLC
## 50,000
## Units

This Offering Circular relates to our offering of up to 50,000 units (each, a "*Unit*") representing limited liability company membership interests in The Godspell LLC (the "*Company*", "*we*" or "*us*") with its executive office located at 250 West 49th Street, Suite #301, New York, NY 10019, 212 874-5348. The Units are offered at $100 each on a best efforts basis, with a minimum investment of $1,000, and there can be no assurance that all of the Units offered will be subscribed for. However, at least 45,000 Units (representing proceeds of $4,500,000) must be sold for the offering to close the minimum offering, although accredited investors (as such term is defined in Regulation D of the Securities Act of 1933, as amended) have the option of authorizing immediate use of their investment, as further described in this offering circular. The offering will commence promptly after the date of this Offering Circular and will terminate on the earliest of (i) nine months from the date of this Offering Circular, (ii) the first paid public performance of the Broadway revival of "Godspell" which we intend to produce, or (iii) the sale of all 50,000 Units being offered. We will pay all expenses incurred in this offering.

The proceeds of this offering will be deposited in a special bank account in trust until the Minimum Offering is completed, at which time all of such proceeds will be available to us for our business operations. If the Minimum Offering is not received within nine months of the date of this Offering Circular, we will promptly return the proceeds to subscribers without interest.

There will be no underwriter involved in the sale of the Units. No broker-dealer is participating in this offering and no sales commission will be paid to any person in connection with this offering. We intend to offer the Units through Davenport Theatrical Enterprises, Inc. (the "*Managing Member*"). The Managing Member will not be paid any commission for such sales. Our Units are not listed on any national exchange or on the over the counter inter-dealer quotation system. There is no market for the Units, and under the terms of the Company's operating agreement (the "*Operating Agreement*") the Units may not be sold, transferred, assigned, pledged or disposed of, in whole or in part, without the prior written consent of the Managing Member.

**These are speculative securities. Investment in the units involves significant risks. You should purchase these securities only if you can afford a complete loss of your investment. See, *Risk Factors* beginning on page 14.**

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

| | Offering Price | Underwriting Discounts and Commission | Proceeds to Company (1) |
|---|---|---|---|
| Minimum Investment | $1,000 | None | $1,000 |
| Minimum Offering (2) | $4,500,000 | None | $4,500,000 |
| Maximum Offering | $5,000,000 | None | $5,000,000 |

(1) Before deducting expenses of the offering which are estimated to be approximately $90,000.
(2) Accredited investors (as such term is defined in Regulation D of the Securities Act of 1933, as amended) may at their option authorize immediate use of their investment. In exchange for granting the Company that right, such accredited investor authorizing immediate use will be entitled to an enhanced participation as further described in this offering circular.

## IMPORTANT NOTICES TO INVESTORS

**INVESTMENT IN THE COMPANY INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT PURCHASE UNITS UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. PLEASE SEE "*RISK FACTORS*" BEGINNING ON PAGE 14 TO READ ABOUT IMPORTANT RISKS YOU SHOULD CONSIDER BEFORE PURCHASING UNITS.**

**THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF THE UNITS OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF THIS OFFERING CIRCULAR OR ANY SALES LITERATURE. THE UNITS ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE UNITS ARE EXEMPT FROM REGISTRATION.**

**THE OFFERING CIRCULAR IS NOT AN OFFER TO SELL UNITS AND IT IS NOT SOLICITING AN OFFER TO BUY UNITS IN ANY STATE WHERE THE OFFER OR SALE OF THE UNITS IS NOT PERMITTED.**

**THE UNITS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS, NOR HAS THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.**

**THE ATTORNEY GENERAL OF THE STATE OF NEW YORK DOES NOT PASS ON THE MERITS OF THIS OFFERING.**

**IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THE UNITS HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.**

**THE UNITS HAVE NOT BEEN QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE OR JURISDICTION. WE PLAN TO QUALIFY THE OFFERING WITH THE CALIFORNIA, CONNECTICUT, ILLINOIS, MASSACHUSETTS, MICHIGAN, NEW JERSEY AND NEW YORK STATE SECURITIES REGULATORY BODIES AND SUCH OTHER STATE SECURITIES REGULATORY BODIES AS WE MAY DETERMINE FROM TIME TO TIME. WE MAY ALSO OFFER OR SELL UNITS IN OTHER STATES IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE LAWS OF THOSE OTHER STATES.**

**NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.**

## TABLE OF CONTENTS

## OFFERING CIRCULAR SUMMARY

***This summary highlights information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all of the information that you should consider before investing in our Units.***

***You should carefully read the entire Offering Circular, especially concerning the risks associated with an investment in our Units discussed under "Risk Factors."***

***Unless we state otherwise, the terms "we", "us", "our", "Company", "management", or similar terms collectively refer to The Godspell LLC, a Delaware limited liability company. Some of the statements in this Offering Circular are forward-looking statements. See "Special Note Regarding Forward-Looking Statements."***

### Our Business

*General*

The Godspell LLC is a development stage company that was formed on January 25, 2010, as a Delaware limited liability company. The sole purpose of the Company is to produce a Broadway revival (the "*Broadway Production*") of the musical play "Godspell" (the "*Musical*") and to exploit all other rights in the Musical that we acquire from its authors. Since we were recently formed, we have a limited operating history and have generated no revenue.

Our managing member, Davenport Theatrical Enterprises, Inc. (the "*Managing Member*"), will also act as the producer of the Broadway Production and, therefore, will have control over the production and marketing of the Broadway Production. Our Managing Member is owned and controlled solely by Kenneth A. Hasija (professionally known as Ken Davenport). Investors in the Company will be those persons who purchase Units in accordance with the terms of this offering ("*Investors*"). If the Managing Member purchases Units, the Managing Member will also be an Investor and any amount so invested by the Managing Member will count towards meeting the minimum offering amount of this offering.

We plan to mount the Broadway Production no earlier than June 1, 2010 and no later than December 31, 2011. We anticipate that the Broadway Production will be presented in a relatively small Broadway theater (such as the Circle in the Square or the Booth Theater, both of which have a seating capacity of fewer than 800 seats). However, no license has been entered into with any Broadway theater. The Broadway Production is intended to be presented in an open-ended run, which means that there will be no set closing date for the Broadway Production. Rather, it will continue to run for as long as ticket sales are adequate.

The Company will comply with all applicable financial reporting requirements including Article 23 of the New York Arts and Cultural Affairs Law and accounting regulations issued by the Attorney General of the state of New York.

*The Musical*

The book of the Musical was written by John-Michael Telebak, and the music and lyrics were written by Stephen Schwartz. The Musical was inspired by the Gospel of Matthew and draws on various theatrical traditions in an effort to present a unique reflection on the life of Jesus, with a message of kindness, tolerance and love. It was first presented off-Broadway in 1971, transferred to Broadway in 1976, and has since been presented commercially and in stock and amateur productions throughout the world. There has never been a Broadway revival of the Musical, although in 2000 there was a three-month Off-Broadway revival.

**The Offering**

| | |
|---|---|
| ***Issuer*** | The Godspell LLC, a development stage limited liability company |
| ***Security offered*** | Units representing limited liability company membership interests ("*Units*") |
| ***Price per Unit*** | $100 |
| ***Minimum Offering*** | $4,500,000 (45,000 Units) (the "*Minimum Offering*") |
| ***Maximum Offering*** | $5,000,000 (50,000 Units) (the "*Maximum Offering*") |
| ***Minimum investment*** | $1,000 Dollars (i.e., ten Units at $100 per Unit) |
| ***Offering Period*** | The offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (i) nine months from the date of this Offering Circular, (ii) the first paid public performance of the Broadway Production, or (iii) the sale of all 50,000 Units being offered. |
| ***Distributions*** | Investors will be entitled to a pro-rata share of the available funds of the Company (i.e., the cash remaining after the establishment or replenishment of any cash reserve deemed necessary by the Managing Member and after the payment or reasonable provision for the payment of all debts, liabilities, taxes and contingent liabilities of the Company). Available funds will be distributed, exclusively to the Investors until their investments in the Company shall have been fully repaid. Thereafter, Investors will be entitled to a pro-rata share of 50% of the available funds and the Managing Member will be entitled to the other 50%. No distributions will be made until the amount to be distributed to each Investor exceeds $5.00 per Unit (except that such limitation will not apply to the Company's final distribution to Investors). *See, Distributions.* |

***No assurance can be made as to the timing or amount of cash distributions to the Investors.***

| | |
|---|---|
| ***Accredited Investors*** | Accredited Investors may authorize the Company to immediately use their investment for pre-production or production purposes before the Company receives the Minimum Offering. In exchange for providing the Company with funds for immediate use, the Company will provide such Accredited Investors, solely out of the Managing Member's share of Adjusted Net Profits, an amount equal to 20% of the Adjusted Net Profits to which such Accredited Investor would be entitled to as an ordinary investor. |
| ***Use of proceeds*** | The net proceeds of the offering will be used to fund the Broadway Production (including reimbursement of the Managing Member for production expenses borne by it). *See, Use of Proceeds.* |
| ***Transfer Restrictions*** | The Units may not be sold, transferred, assigned, pledged or disposed of, in whole or in part, without the prior written consent of the Managing Member. Any attempt to transfer Units without the consent of the Managing Member shall be null and void. |
| ***Risk Factors*** | An investment in the Company is highly speculative and involves substantial risks. Prospective investors should carefully review and consider the factors described under *Risk Factors* below. |

We plan to qualify the offering only with the California, Connecticut, Illinois, Massachusetts, Michigan, Minnesota, New Jersey and New York state securities regulatory bodies and such other state securities regulatory bodies as we may determine from time to time. We may also offer or sell Units in other states in reliance on exemptions from the registration requirements of the laws of those other states. However, we may not generally solicit investors in any jurisdiction that this offering is not qualified in or in states that allow general solicitation under an exemption from registration. Our Managing Member will be offering the Units on our behalf directly to prospective investors without the use of an underwriter. We will not pay commissions to our Managing Member for these sales.

**Suitability of Certain Investors**

Investing in the Units involves a high degree of risk.

Due to that high degree of risk,

- the Securities Regulation Division of the California Department of Corporations requires that California residents who wish to purchase Units must have not less than (i) a $60,000 liquid net worth (exclusive of home, home furnishings and automobile) plus $60,000 gross annual income, or (ii) a $225,000 liquid net worth; and

- the Office of Financial and Insurance Regulation of the State of Michigan requires that Michigan residents who wish to purchase Units must be "accredited investors" as such term is defined in Rule 501(a) of Regulation D of the Securities Act of 1933, as amended, and includes a natural person who has an individual net worth, or joint net worth with the person's spouse, that exceeds $1 million, a natural person with income exceeding $200,000 in each of the two most recent years (or joint income with a spouse exceeding $300,000 for those years) and a reasonable expectation of the same income level in the current year, or any entity, all of the owners of which are themselves accredited investors.

Units will be sold only to California and Michigan residents that meet the requirements applicable to them. Even if a California or Michigan resident represents that he or she meets the required suitability standards, we reserve the right to reject any portion or all of such subscription for any reason. *See, Plan of Distribution — State Qualification and Suitability.*

As a general principle, all Investor funds will be held in a special bank account, in trust, and will not be utilized until the Minimum Offering is completed. If the Minimum Offering is not completed within nine months of the date hereof, the funds in the special bank account will promptly be returned to Investors, without interest. *See, Distributions.* Notwithstanding the foregoing, we reserve the right to agree in writing with a limited number of Accredited Investors at the time of their investment in the Company for the right to immediately use their investments for pre-production or production purposes prior to completion of the Minimum Offering. In exchange for providing us with funds for immediate use, in addition to all other rights as an Investor, we will pay to such Accredited Investor, solely out of the Managing Member's share of Adjusted Net Profits, an amount equal to twenty percent (20%) of the Adjusted Net Profits to which such Accredited Investor would be entitled as an ordinary investor. The term "Accredited Investor" is defined in Rule 501 of Regulation D of the Securities Act of 1933, as amended, and includes a natural person who has individual net worth, or joint net worth with the person's spouse, that exceeds $1 million, a natural person with income exceeding $200,000 in each of the two most recent years (or joint income with a spouse exceeding $300,000 for those years) and a reasonable expectation of the same income level in the current year, or any entity, all of the owners of which are themselves Accredited Investors. Accredited Investors will not be required to authorize us to make immediate use of their investments, and absent a written agreement specifically authorizing immediate use, the investments of Accredited Investors also will be placed in the special bank account (not to be used until either the Minimum Offering is achieved or the offering is abandoned and investments are returned). Other than the potential increase in Adjusted Net Profits (and there may not be any Adjusted Net Profits), there is no advantage to an Accredited Investor in authorizing immediate use of funds. In fact, in spite of the potential increase in Adjusted Net Profits, the Accredited Investor incurs a distinct disadvantage and risk since if the Minimum Offering is not achieved, the Accredited Investor's funds could be expended without the Broadway Production ever taking place, and neither the Company nor the Managing Member will have any obligation to return funds that have been expended. Any special arrangement between the Company and Accredited Investors who authorize immediate use of their funds will not impact the financial return to other Investors. In other words, any financial advantage that may be provided will come entirely from the Managing Member's financial entitlements. *See, Procedures for Subscribing.*

## Summary Financial Information

| Balance Sheet Data | From inception January 25, 2010, to January 31, 2010 (Audited). |
|---|---|
| Cash | $100 |
| Total Assets | $100 |
| Total Members' Equity | $100 |

## Corporate Information

We are a Delaware limited liability company. We maintain principal executive offices at the office of our managing member, Davenport Theatrical Enterprises, Inc., at 250 West 49$^{TH}$ Street, Suite #301, New York, NY 10019. Our telephone number is 212 874-5348. Our website address is http://www.godspell.com, and the website of our Managing Member is http://www.davenporttheatrical.com. The information in either of these websites is not part of this Offering Circular.

## Definitions

Certain terms that are part of theatrical parlance also are used throughout this Offering Circular. The following are some of those terms:

"*Adjusted Net Profits*" means Net Profits, as reduced by any compensation paid to third parties that is measured by Net Profits.

"*Gross Receipts*" means all sums derived by the Company from any source whatsoever from the exploitation of the Musical, including all proceeds derived by the Company from the liquidation of the physical production of the Musical at the conclusion of the run thereof and from the return of bonds and other recoverable items included in Production Expenses.

"*Investor Recoupment*" means the point at which Investors have received distributions equal to their investments in the Company. Following Investor Recoupment, any additional distributions will be of Adjusted Net Profits and will be divided 50% to all Investors and 50% to our Managing Member.

"*Net Profits*" means the excess of Gross Receipts over all Production Expenses, Running Expenses and Other Expenses (excluding any compensation paid to third parties that is measured by Net Profits).

"*Other Expenses*" means all expenses of whatsoever kind or nature other than Production Expenses and Running Expenses actually and reasonably incurred in connection with the operation of the business of the Company, including, but without limiting the generality of the foregoing, monies paid or payable in connection with claims for plagiarism, libel or negligence.

"*Production Expenses*" means fees of directors, designers, cost of sets, curtains, drapes, costumes, properties, furnishings, electrical and sound equipment, premiums for bonds and insurance, cash deposits with Actors' Equity Association or other similar organizations to which, according to custom or usual practices of theatrical business, such deposits may be required to be made, the fees and advances to the author, rehearsal charges and expenses, transportation charges, cash office charge, legal and auditing fees and expenses, advance advertising and publicity, theatre costs and expenses, and all other expenses and losses of whatever kind (other than expenditures precluded hereunder) actually incurred in connection with the production through the official opening of the Musical in New York City, including any out-of-town and preview losses.

*"Recoupment"* or *"100% Recoupment"* means the point at which Net Profits are first realized. This may precede the point at which Investor Recoupment (the point at which Investors have received distributions equal to their investments in the Company) occurs. Increases in the financial entitlements of royalty participants often are triggered by the achievement of Recoupment and amounts in excess of Recoupment such as *"150% Recoupment,"* and *"200% Recoupment."*

"*Running Expenses*" means all expenses, charges and disbursements of whatsoever kind actually incurred as "running expenses" of the Broadway production of the Musical, including, but without limiting the generality of the foregoing, authors' royalties, compensation to be paid to the cast, general manager and producer (including, without limitation, an executive producer fee), director's, choreographer's, designers' and music staff royalties, salaries of orchestra, and miscellaneous stage help, transportation charges, cash office charge, advertising and publicity, rentals, miscellaneous supplies, legal and auditing expenses, press agent fees, theatre operating expenses, and all other expenses and losses of whatever kind actually incurred in connection with the operation of the Musical, and taxes of whatsoever kind or nature other than taxes on the incomes of the respective Investors and the Managing Member.

## RISK FACTORS

### Risks Related to Our Business

**1. Investing in a Broadway production is a high risk investment.**

Many Broadway productions result in the loss to investors of one hundred percent (100%) of their investment, and most Broadway productions fail to recoup their production costs. Producing a particular theatrical production is a highly speculative enterprise, carrying a substantial risk that the venture will be unprofitable and that the investors will lose all or a large part of their investment. No assurances of any nature can be made that the Broadway Production will be financially successful, and if it is financially unsuccessful, we have no alternative lines of business to fall back on Investors should purchase Units only if they can afford the loss of their investment.

**2. If we do not receive the Minimum Offering we will not be able to fund our business.**

We will fund the Broadway Production entirely from the net proceeds of this offering. If we do not achieve at least the Minimum Offering of $4,500,000, we will abandon our production efforts. If we achieve the Minimum Offering but not the Maximum Offering, we will need to cut back on certain expenditures, such as for marketing, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

**3. You may not receive any distributions.**

We will be in a position to make cash distributions only if we generate revenues from the Broadway Production that exceed the cost of running it. Even if the Broadway Production generates operating profits, there is no assurance that distributions will be made. Our Operating Agreement gives our Managing Member discretion to establish and replenish reserves, which will reduce the funds available for distributions. We can provide no assurance that we will ever make any cash distributions, and even if we do make such cash distributions, we can provide no assurance as to the timing and amount of such cash distributions.

**4. We reserve the right to obtain loans which may result in a delay in the making of any cash distribution or the complete loss of the Investors' investment.**

If the funds budgeted for the Broadway Production prove to be insufficient, then we may attempt to secure loans. If production expenses exceed the amount that has been budgeted and we are unable to secure loans, we may be unable to open the Broadway Production. And if the Broadway Production is not operating profitably and we are unable to secure loans to cover operating losses, we will need to close the Broadway Production. We will be obligated to repay any loans that we obtain in full (with or without interest, as agreed) before any distributions are made to Investors. Consequently, there may be insufficient funds to both repay loans and make distributions to Investors and, at a minimum, distributions to Investors will be delayed.

**5. The risk that the Broadway Production will not be mounted is heightened due to fact that important contracts have not yet been signed, and key personnel have not yet been selected.**

Although the Production Contract has been fully negotiated and all of the material terms agreed to, because it has not yet been signed there is the possibility that certain of the terms we anticipate may change. Similarly, we have reached an agreement in principle with our general manager, but no agreement has yet been executed. Contracts with key personnel, such as the actors, the director, the musical director, the choreographer and the designers have not been entered into. In fact, most of such personnel have not yet been selected, and there can be no assurance that the persons we would most like to work with will be available for the Broadway Production or, if they are available, that we will be able to reach terms with them. In addition, we have no agreement with a Broadway theater. Currently, there is competition among theatrical producers to secure a Broadway theater. Our plans call for the Broadway Production to be produced in a relatively small Broadway theater, which narrows the range of potential theaters. Accordingly, there can be no assurance that we can secure a license for a Broadway theater when we want or, if such a theater is available, that we can secure it on terms that are favorable to the Company.

**6. We will pay compensation to third parties that is measured by Net Profits which reduces the Adjusted Net Profits available to Investors.**

We have agreed to pay the author from 5% to 8% of our Net Profits, and to pay our general manager 1% of Net Profits. As a result, the Adjusted Net Profits (i.e., the Net Profits of the Company which remain after payments to third parties of Net Profits) available for distribution to Investors and the Managing Member following recoupment will be limited to between 94% and 90% of Net Profits. Furthermore, we reserve the right to pay compensation in the form of Net Profits to others (e.g., to a well-known director or performer), which would have the effect of further reducing Adjusted Net Profits. Of course, there can be no assurance that the Broadway Production will generate any Net Profits.

**7. Because the Broadway Production is a revival of a previously produced play, we have an entitlement to share only in Excess Subsidiary Rights Income and not in all subsidiary rights income.**

If we have presented a minimum number of performances in the United States and Canada, we are entitled to share in 25% of the author's excess stock and amateur subsidiary rights earnings in the United States and Canada until 7 years following the close of the last company of the Musical produced, leased or licensed by us in the United States and Canada, and we may also earn a share of such income in other territories (collectively, "*Excess Subsidiary Rights Income*"). Production companies typically secure a participation in all subsidiary rights when they produce a new musical, but because we are producing a revival our interest is limited to Excess Subsidiary Rights Income. Even if we become entitled to a share of Excess Subsidiary Rights Income, there is no way of knowing how much, if any, income we will derive since our participation is conditioned on there being an increase in stock and amateur earnings following the Broadway Production as compared to the five year period preceding it.

**8. We may sell our entitlement to Excess Subsidiary Rights Income to save on administrative costs, but will be difficult to fairly value our entitlement.**

Because our entitlement to Excess Subsidiary Rights Income will continue long after we have ceased to produce the Musical, we may determine that it is not cost effective to keep the Company in operation and to continue to provide Investors with financial reports and distributions solely in respect of Excess Subsidiary Rights Income. Accordingly, we reserve the right to sell our entitlement to Excess Subsidiary Rights Income for a lump sum cash payment which would then allow us to end the Company's operations and make a final distribution to Investors. Any such sale will be on terms deemed fair by the Managing Member. However, since the determination of a price will involve an estimate of uncertain future income streams, it will be difficult to establish a price and, in retrospect, it may appear that the Company was overpaid or it may appear that its entitlement to Excess Subsidiary Rights Income was sold for too little. Investors also should note that the Managing Member may be the purchaser of Excess Subsidiary Rights Income.

**9. If we were to lose the services of Kenneth A. Hasija we would be unable to continue operations and we would likely abandon the Broadway Production.**

We are completely dependent on the services of Kenneth A. Hasija, who is the sole owner and officer of our Managing Member. Were he to become unavailable due to death or disability, that loss would have a material adverse effect on us. We have no key man life insurance policy on Mr. Hasija and do not intend to secure one. Although Mr. Hasija has extensive theatrical experience, and has successfully produced plays and musicals off-Broadway (*See, Management*), he has not previously been the lead producer of a Broadway production.

**10. The conflicts of interest in the structure and operation of the Company may result in the Managing Member making decisions which benefit the Company or the Managing Member but do not benefit the Investors.**

The interests of the Managing Member may be in conflict with Investors' interests because the Managing Member will receive weekly fees and royalties for serving as the producer of the Broadway Production and, also, for providing marketing and internet marketing services to the Company. Accordingly, because the Managing Member will be entitled to ongoing fees, the Managing Member may wish to keep the Broadway Production running when it is not operating profitably and it would be in the best interests of Investors for the Broadway Production to close. The Managing Member also has the right to decide whether the Company will sell its right to Excess Subsidiary Rights Income and the price at which the Company will sell such right. The Managing Member may also purchase the Company's entitlement to Excess Subsidiary Rights Income. Furthermore, the obligations of the Managing Member to us are not exclusive. The Managing Member is involved in other theatrical and entertainment-related projects as well as in other business activities. Liabilities incurred and commitments undertaken by the Managing Member with respect to projects other than our business could adversely affect its ability to manage the Broadway Production. Moreover, the Managing Member is expected to engage in the production of other theatrical productions for its own account even while the Company is operating.

## Risks Related to Our Industry

**11. Ticket sales for Broadway productions may be negatively impacted by the economy and the opinions of critics and fewer ticket sales means less profits, if any.**

Ticket prices for Broadway productions are high relative to competing forms of entertainment (such as movies). Consequently, the sale of tickets to Broadway productions may suffer if the public explores less expensive entertainment options in an unfavorable economic environment. Also, given the relatively high price for theater tickets, theater-goers often make decisions regarding which show to see based on the reviews of Broadway critics. We will have no control over critics' reviews of the Broadway Production. If the Broadway Production does not receive positive reviews, such reviews may inhibit our ability to sell tickets, and the Broadway Production may have to close earlier than expected.

**12. We face intense competition which may make it difficult to sell enough tickets to operate profitably.**

We face intense competition from other theatrical producers and presenters in attracting creative, business and technical personnel for the Broadway Production. Many of our competitors have substantially greater experience, assets and financial and other resources than we do and have worldwide producing organizations in place. In addition, we will face competition from other plays and musicals on offer at the same time as the Broadway Production as well as competition from other forms of entertainment available to individuals, including, without limitation, movies.

**13. Strikes by unions can shut down Broadway and our ability to make money during any such strike will be severely limited.**

Musicians, stage hands, actors, and many other Broadway personnel belong to unions. Such unions have entered into collective bargaining agreements with the Broadway League, a trade association that includes producers and theater owners. If terms cannot be reached for the extension of an expiring collective bargaining agreement, there is the possibility that the applicable union will go on strike or that members of the Broadway League may lock out the union members. Both possibilities have occurred in the past. Either a strike or a lock-out could seriously disrupt the opening of the Broadway Production or, if it already has opened, the continuation of the Broadway Production, particularly if any work stoppage extends for more than a few days.

## Risks Related to the Offering

**14. Production of the Broadway Production may be abandoned before Investors achieve their investment objective.**

We have the right to abandon the Broadway Production at any time that the Managing Member deems to be in the best interest of the Company. In the unlikely event that such abandonment occurs after receipt of the Minimum Offering but before the opening of the Broadway Production, then each Investor must be prepared for the loss of all or substantially all of such Investor's investment. After the opening of the Broadway Production, the Managing Member may elect to abandon the Broadway Production if it is not operating profitably or for any other reason that the Managing Member deems reasonable. Furthermore, under the terms of most Broadway theater licenses, if tickets sales fall below a stipulated level for a specified period of time (usually two weeks), the theater owner has the right to terminate the theater license which, effectively, would mean the end of the Broadway Production since the cost of transferring the Broadway Production to another theater (were one available) is likely to be prohibitive.

**15. Risks will be greater if we only complete the Minimum Offering.**

Based on the production budget which we have developed in consultation with our general manager, the minimum amount required to produce the Broadway Production is $4,500,000, which is $500,000 less than the Maximum Offering of $5,000,000. Capitalizing the Company at the Minimum Offering level will mean that we will have less of a reserve and minimal funds available for marketing, thereby increasing the likelihood that we would have insufficient funds to meet contingencies or to promote the Broadway Production at an appropriate level. Thus, if only the Minimum Offering is achieved, there will be an increased risk that the Broadway Production will close earlier than would have been the case had the Maximum Offering been achieved.

**16. Accredited Investors authorizing immediate use of funds may lose their entire investment without the mounting of the Broadway Production.**

If an Accredited Investor purchases Units and, in writing, authorizes immediate use of his or her investment, such investment may be expended without the Broadway Production ever taking place if the Minimum Offering is not achieved (although there can be no assurance that the Broadway Production will take place even if the Minimum Offering is achieved). Neither the Company nor the Managing Member will have any obligation to return funds authorized for immediate use that have been applied toward the Broadway Production. In order to compensate for the increased risk of loss to an Accredited Investor authorizing immediate use, we will offer to pay such Accredited Investor, solely out of the Managing Member's share of Adjusted Net Profits, an amount equal to twenty percent (20%) of the Adjusted Net Profits to which such investor would be entitled to as an ordinary investor.

**17. Investment funds will be tied up, and Investors must waive their right to receive interest on their investments.**

All Investors must waive any right to receive interest on their investments and authorize the Company to make immediate use of any such interest. If the Minimum Offering is never achieved, Investors will have had no use of their funds since the dates their investments were made, and Investors (other than Accredited Investors, if any, who have authorized immediate use of the investments) will receive such funds back without any interest.

**18. The Management of the Company will reside solely with the Managing Member and Investors will have no influence on the decisions of the Company.**

The Managing Member will have exclusive control over our operations, and Investors will have no right to participate in management. Investors must therefore rely exclusively on the judgment of the Managing Member to manage our affairs. Furthermore, Investors may not hold the Managing Member responsible for acts or omissions made in good faith and within the scope of its authority as Managing Member, and in no event will the Managing Member have any liability to Investors if the Broadway Production is unsuccessful.

**19. We cannot assure you that we will make any distributions, and no distributions will be made if less than $5.00 per Unit.**

Distributions will be made only if the Broadway Production is financially successful and our Managing Member has determined that our reserves are sufficient to permit distributions to be made. Consequently, there can be no assurance as to when or whether distributions to the Investors will be made. Furthermore, as a matter of administrative convenience, even if funds are available, no distributions will be made until the amount to be distributed is in excess of $5.00 per Unit (except that this limitation will not apply to the final distribution made to Investors).

**20. There is no assurance that the Minimum Offering will be achieved and if it is not achieved, we will abandon the Broadway Production.**

This offering is made on a best efforts basis by us. No commitment exists by anyone to purchase all or any part of the Units being offered hereby. Therefore, there is no assurance that the Minimum Offering will be completed. If the Minimum Offering is completed but less than the $5,000,000 Maximum Offering is achieved, there may be additional risks. *See, Risk Factor Number 15.*

**21. The Units offered will be illiquid investments and subject to limits of transferability.**

The Units may not be transferred unless the Managing Member gives its prior written consent. There is no market for the Units, and it is not intended that such a market will develop since we have no plans to register the Units. Therefore, Investors should only make a purchase of Units for investment purposes and must be prepared to bear the economic risk of this investment for an indefinite period of time.

**22. Once your investment is accepted, you will have no right to withdraw from the Company and receive your investment back.**

Once an investment has been approved by us and a prospective investor becomes an Investor, an Investor cannot withdraw and demand the return of the investment.

**23. Investors are only investing in the Broadway Production and do not have the right to invest in touring companies or other licensed productions of the Musical, which limits the potential income stream for Investors.**

If the Broadway Production is a success, the Company will have the option to license the right to produce additional first class commercial productions of the Musical in North America, in the British Isles, and in Australia and New Zealand. If the Manager chooses to exercise any such options, licensees will be required to pay an appropriate license fee to the Company. No Company funds will be invested in licensed companies, and our Operating Agreement does not give Investors a right to invest in a licensed company even if it is organized and controlled by the Managing Member. However, the Managing Member reserves the right to make investment opportunities available to some, but not all, Investors, in its discretion.

**24. You may have to repay prior distributions.**

If the Company makes a distribution to Investors and such distribution results in the Company's liabilities being greater than its assets, Investors who were aware that the distribution would have that effect on the Company may be required to return such distribution. *See, Distributions.*

## Tax Risks

***This offering is not a tax shelter and is not intended to confer tax benefits on Investors. The Company intends to engage accountants who regularly service theatrical production companies, and the Company's net income or net loss for federal income tax purposes will be determined in accordance with customary theatrical accounting practice. Tax-related risks which Investors should be aware of are identified below.***

**25. Investors' tax liability may exceed cash distributions.**

Distributions of cash to the Investors will depend upon our profitability and cash needs. Investors must recognize that they will be deemed to have received taxable income equal to their pro rata share of the Company's net income (as determined for United States income tax purposes), regardless of whether we make any cash distributions. Thus, we cannot assure

Investors that they will receive cash distributions equal to their allocable share of our taxable income or even the tax liability due on such allocable share. Further, Investors may incur a tax liability in excess of the amount of cash received upon the sale of their Units.

**26. There is the possibility of a tax audit.**

We cannot assure investors that our tax returns will not be audited by a taxing authority or that an audit will not result in adjustments to our returns. Any adjustments resulting from an audit may require Investors to file an amended tax return and to pay additional taxes plus interest, which generally is not deductible, and might result in an audit of each Investor's own return.

**27. There is a possibility of the IRS challenging allocations of profit and loss.**

No assurance can be given that the IRS will not successfully challenge the allocations in our Operating Agreement and reallocate items of income, gain, loss, deduction and credit. Such a challenge could result in certain of the tax benefits to Investors being reduced or eliminated.

***You are strongly urged to consult your own tax advisers as to the tax consequences of investment in the Company.***

## SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These statements include, but are not limited to:

- statements as to the anticipated timing of business developments;
- expectations as to the adequacy of our cash balances and the proceeds of this offering to support our operations for specified periods of time and as to the nature and level of cash expenditures;
- estimates as to the time it will take to recoup an investor's capital contribution;
- estimates of how we intend to use the net proceeds of this offering.

These statements may be found in the sections of this Offering Circular entitled *Offering Circular Summary, Risk Factors, Use of Proceeds, Distributions, Management's Discussion and Analysis of Financial Condition and Results of Operations*, and *Description of the Company's*

*Business*, as well as in this Offering Circular generally. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in *Risk Factors* and elsewhere in this Offering Circular.

In addition, statements that use the terms "can", "continue", "could", "may", "potential", "predicts", "should", "will", "believe", "expect", "plan", "intend", "estimate", "anticipate", and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this Offering Circular reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

## USE OF PROCEEDS

The net proceeds to us from the sale of up to 50,000 Units offered at an offering price of $100 per Unit will vary depending upon the total number of Units sold. Regardless of the number of Units sold, we expect to incur offering expenses estimated at approximately $90,000 for legal, accounting, printing, filing fees and other costs in connection with this offering.

Set forth below is the production budget for the Broadway Production (the "*Production Budget*"). The Production Budget shows how we anticipate spending the net proceeds from the offering:

| **MAXIMUM OFFERING** | **$** | **MINIMUM OFFERING** | **$** |
|---|---|---|---|
| scenery | 460,000 | scenery | 460,000 |
| costume | 320,000 | costume | 320,000 |
| electrics | 120,000 | electrics | 120,000 |
| sound | 120,000 | sound | 120,000 |
| orchestrations and copying | 80,000 | orchestrations and copying | 80,000 |
| Director | 24,545 | Director | 24,545 |
| Assistant Director | 2,500 | Assistant Director | 2,500 |
| Choreographer | 20,322 | Choreographer | 20,322 |
| Assistant Choreographer | 3,500 | Assistant Choreographer | 3,500 |
| Musical Director & Vocal Music Arranger | 10,000 | Musical Director & Vocal Music Arranger | 10,000 |
| Synthesizer Programmer | 6,000 | Synthesizer Programmer | 6,000 |
| Contractor | 5,000 | Contractor | 5,000 |
| Executive Producer | 20,000 | Executive Producer | 20,000 |
| Administrative Assistant | 5,000 | Administrative Assistant | 5,000 |
| General Manager | 40,000 | General Manager | 40,000 |
| Technical Supervisor | 40,000 | Technical Supervisor | 40,000 |
| Casting | 25,000 | Casting | 25,000 |
| Accounting | 11,000 | Accounting | 11,000 |
| Legal (excluding legal fees for offering) | 35,000 | Legal (excluding legal fees for offering) | 35,000 |
| press and marketing | 98,000 | press and marketing | 98,000 |
| advertising | 950,000 | advertising | 650,000 |
| rehearsal expenses | 505,000 | rehearsal expenses | 505,000 |
| insurance | 50,000 | Insurance | 50,000 |
| cartage/trucking | 37,900 | cartage/trucking | 37,900 |
| Transportation (airfare and local) | 10,000 | Transportation (airfare and local) | 10,000 |
| Theater staff (incl. managers, engineers, porters, housekeeping) | 70,156 | Theater staff (incl. managers, engineers, porters, housekeeping) | 70,156 |
| Stagehand Labor for Load-in/Tech/Rehearsals (local one) | 587,204 | Stagehand Labor for Load-in/Tech/Rehearsals (local one) | 587,204 |
| Orchestra Rehearsals | 22,093 | Orchestra Rehearsals | 22,093 |

| | |
|---|---|
| Box Office Staff | 55,500 |
| Opening Night Party/Gifts | 75,000 |
| Producer & Manager's office fees | 18,750 |
| Phones/Xerox/Administrative Expenses | 10,000 |
| Union Benefits | 76,493 |
| Payroll Taxes | 69,429 |
| Miscellaneous | 7,475 |
| Closing Costs | 233,078 |
| SUBTOTAL PRODUCTION COSTS | 4,313,945 |
| contingency/reserves (1) | 420,851 |
| TOTAL PRODUCTION COSTS | 4,644,796 |
| advances – not returnable (2) | 153,339 |
| bonds/deposits – returnable (3) | 111,865 |
| **TOTAL NET PROCEEDS** | **$4,910,000** |
| **OFFERING EXPENSES** | **90,000** |
| **TOTAL GROSS PROCEEDS** | **$5,000,000** |

| | |
|---|---|
| Box Office Staff | 55,500 |
| Opening Night Party/Gifts | 75,000 |
| Producer & Manager's office fees | 18,750 |
| Phones/Xerox/Administrative Expenses | 10,000 |
| Union Benefits | 76,493 |
| Payroll Taxes | 69,429 |
| Miscellaneous | 7,475 |
| Closing Costs | 233,078 |
| SUBTOTAL PRODUCTION COSTS | 4,013,945 |
| contingency/reserves (1) | 220,851 |
| TOTAL PRODUCTION COSTS | 4,144,796 |
| advances – not returnable (2) | 153,339 |
| bonds/deposits – returnable (3) | 111,865 |
| **TOTAL NET PROCEEDS** | **$4,410,000** |
| **OFFERING EXPENSES** | **90,000** |
| **TOTAL GROSS PROCEEDS** | **$4,500,000** |

(1) This amount is intended to cover overruns and losses in the initial period of operations.
(2) These are advances paid which are not recoverable from royalties.
(3) These are bonds and deposits made by the Company which may be returned to the Company.

The Production Budget represents our best estimate of the allocation of the net proceeds of this offering based upon our current plans and estimates. However, anticipated expenditures may vary from actual expenditures.

The allocations in the Production Budget have been determined based on the experience of the Managing Member and our general manager in the theatrical industry. While these allocations represent good faith projections at this time, they are subject to change. For example, the size of the theater we ultimately license may impact the costs for theater staff, stage labor and scenery. We make no representations with respect to the final, actual production costs or the cost of any particular budget line item.

As can be seen above, if the Minimum Offering rather than the Maximum Offering is achieved, our reserve and advertising budget will be reduced.

Prospective investors should note that the Managing Member may, but shall not be required to, expend certain of its own funds for production expenses and that it will be entitled to reimbursement for funds so advanced by it from the Company's funds after completion of the Minimum Offering.

However, at its option, the Managing Member may elect to have such unreimbursed expenses deemed the equivalent of a cash contribution to the Company, in which case the Managing Member will also become an Investor with respect to such cash contribution.

If we complete at least the Minimum Offering but the funds we raise prove to be insufficient to fully fund the Broadway Production, we reserve the right to borrow funds, although there can be no assurance that loans will be available. *See, Description of Units and Summary of the Operating Agreement – Right of Company to Procure Additional Funds.*

## DETERMINATION OF OFFERING PRICE

The offering price of the Units was determined by the Managing Member by dividing the total Production Budget by the number of Units to be issued. If at least the Minimum Offering of 45,000 Units, but less than the Maximum Offering of 50,000 Units, is achieved, each Unit will be entitled to a greater percentage of distributions. For example, if 50,000 Units are sold, an Investor who purchases 500 Units ($50,000) will be entitled to receive 1% of all pre-recoupment distributions of available funds. If only 45,000 Units are sold, that same investor would be entitled to receive 1.11% of all pre-recoupment distributions of available funds. The price of the Units has no relationship to the Company's assets, book value or any other measurable value.

## DILUTION

As of the date hereof, there is only one Unit outstanding issued to the Managing Member at $100, the same price per Unit of the Units being offering in this offering. Accordingly, purchasers of the Units in this offering will not experience dilution in the net tangible book value of the Units.

## CAPITALIZATION

The following table sets forth our capitalization as of January 31, 2010 on (i) an actual basis, (ii) a pro-forma basis to reflect our completing the Minimum Offering, and (iii) a pro-forma basis to reflect our completing the Maximum Offering. The table reflects our receipt of the net proceeds from the offering after deducting offering expenses of approximately $90,000. The table does not reflect any interim financing that could occur after the date of this Offering Circular.

The historical data in the table is derived from and should be read in conjunction with our consolidated financial statements for the period ended January 31, 2010, including accompanying notes, included in this Offering Circular. You should also read this table in conjunction with *Use of Proceeds* and the section entitled *Management Discussion & Analysis of Results of Operation.*

| | **January 31, 2010 Actual** AUDITED |
|---|---|

| | | Units Outstanding 1 |
|---|---|---|
| **Equity:** | | |
| Members' Equity | | 100 |
| **Total Equity** | **$** | **100** |
| **Total Capitalization** | **$** | **100** |

## DISTRIBUTIONS

***The following is a general description of the material terms of the offering relating to distributions to Investors as described in the Company's Operating Agreement. This description is not complete and is qualified in its entirety by reference to the Company's Operating Agreement which is attached as an exhibit to this Offering Circular. Prospective investors should consult the Operating Agreement for a complete description of the terms upon which distributions are to be made. In addition, prospective investors should read "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.***

### General

If we officially open the Broadway Production in New York City, we intend to commence making cash distributions to Investors of the Company at such times as we have a cash reserve deemed adequate by our Managing Member after the payment or reasonable provision for the payment of all liabilities, including, without limitation, the replenishment or creation of reserves. Due to the inherent risks of mounting a theatrical production, we cannot ensure that we will make any cash distributions, and even if we do, we can give no assurances about the amount and timing of such distributions.

We may make the following types of cash distributions in the future:

### *Recoupment of Investments*

At such time as we have a cash reserve deemed appropriate by our Managing Member after the payment or reasonable provision for the payment of all liabilities, we intend to make cash distributions to Investors until their total investments shall have been fully repaid. Distributions will be made pro-rata based on the ownership of Units.

### *Distribution of Profits*

After Investors have received back their investments pursuant to the preceding paragraph Investor Recoupment (the point at which Investors have received distributions equal to their investments in the Company) will have occurred. Following Investor Recoupment (the point at which Investors have received distributions equal to their investments in the Company), further distributions will be considered distributions of Adjusted Net Profits (the Net Profits of the Company remaining after payment of compensation to third parties which is measured by Net Profits) and will be paid 50% to Investors (pro-rata based on their Units) and 50% to our Managing Member. Investors should note that we expect to pay the Author 5% to 8% of our Net Profits, and to pay our general manager 1% of Net Profits, which has the effect of reducing the amount of Adjusted Net Profits available to distribute to Investors. Furthermore, we reserve the right to pay compensation in the form of Net Profits to others (e.g., to a well-known director or performer), which would have the effect of further reducing Adjusted Net Profits. Also, Investors should note that distributions of Adjusted Net Profits will only be made if the amount to be distributed per Unit is greater than $5.00. *See, Risk Factor Number 6 and Risk Factor Number 16.*

***Liquidating Distribution***

The Company will be dissolved when the Manager determines that no further income is likely to be received by the Company. Upon dissolution, the assets of the Company shall be liquidated and the cash proceeds shall be applied first to pay off all liabilities, then to repay Investors' investments if they have not yet been repaid, with any surplus to be divided among the Investors and the Managing Member in the same manner in which Adjusted Net Profits are distributed. If the Company becomes entitled to receive a share of Excess Subsidiary Rights Income (which is 25% of the author's excess stock and amateur subsidiary rights earnings in the United States and Canada until 7 years following the close of the last company of the Musical produced, leased or licensed by the Company in the United States and Canada), the Company could continue to receive income for many years following the point at which all productions of the Musical that are produced or licensed by the Company have closed. To save the administrative costs associated with continuing to prepare financial reports and making distributions to a large number of Investors, the Company reserves the right to sell its entitlement to Excess Subsidiary Rights Income. *See, Risk Factor Number 8.*

***Additional Profit Participation***

The Managing Member reserves the right to pay to any individual Investor an additional participation in Adjusted Net Profits for any reason whatsoever, provided such participation is payable solely from the Managing Member's share of Adjusted Net Profits and does not affect the percentage of Adjusted Net Profits payable to the Investors.

***No Payment of Interest***

We will not pay any Investor any interest on the investment made in the Company, and any interest earned on such investment shall belong to the Company. If the Minimum Offering is not achieved, investments will be promptly refunded without interest.

***Managing Member May Purchase Excess Subsidiary Rights***

We may sell our entitlement to Excess Subsidiary Rights Income and the Managing Member has the right to determine a fair price for such Excess Subsidiary Rights Income. The Managing Member also has the right to purchase the Excess Subsidiary Rights Income. *See, Risk Factors Number 7 and Number 8.*

***Possible obligation to return distributions previously made***

If the Managing Member makes a distribution to the Investors and, after giving effect to the distribution, all liabilities of the Company, other than liabilities to Investors on account of their Units and liabilities for which the recourse of creditors is limited to specified property of the Company, exceed the fair value of the assets of the Company, then any Investor who receives such distribution and who knew at the time of the distribution that it would result in the Company's liabilities exceeding the Company's assets shall be liable to the Company for the amount of the distribution.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

***The following management discussion and analysis of financial condition and results of operation contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Offering Circular. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our financial statements and related notes filed as an exhibit to this Offering Circular.***

### General

Godspell LLC was formed on January 25, 2010 as a Delaware limited liability company, solely to produce the musical known as "Godspell" (the "*Musical*") on Broadway (the "*Broadway Production*") and to exploit all other rights in the Musical acquired from its authors. We are a development stage company that has a limited operating history and has generated no revenues. At this time, our only material asset is our agreement in principle with the authors of the Musical (collectively, the "*Author*") granting us the option to produce the Broadway Production, which agreement has not yet been signed. Such agreement will also enable us to produce and sell Godspell-related merchandise, including cast albums, all subject to the Author's approval. If the Broadway Production runs successfully, we also will have options to license additional first class companies of the Musical in the United States and Canada, and in the British Isles, Australia and New Zealand.

We plan to mount the Broadway Production no earlier than June 1, 2010 and no later than December 31, 2011. It is anticipated that the Broadway Production will have an open ended run in a small Broadway theater (e.g., with a seating capacity between 675 and 1,100), such as The Circle in the Square Theater, which has a seating capacity of approximately 700 seats or the Booth Theater, which has a seating capacity of approximately 766 seats. However, no license has been entered into with The Circle in the Square Theater, the Booth Theater or any other theater, and there is no assurance that the theater we seek will be available or available on acceptable terms.

### *Plan of Operations*

Opening a Broadway production is a complex process that involves many parties. Once the production is open, it will continue to run as long as ticket sales are favorable, and it cannot be financially successful unless it runs for a substantial period of time. Proceeds raised in the offering will likely satisfy the Company's cash requirements up until opening night of the Broadway Production. At this stage, it is impossible to estimate whether the Company will need to seek additional funds in the next six (6) months as the Company's financial needs will depend on large part on the ticket sales for the Broadway Production. Set forth below is our plan of operation for the twelve (12) month period following the commencement of the offering:

From Now to Achievement of the Minimum Offering

Because all Investor funds will be maintained in a special account pending achievement of the Minimum Offering, we will have available only those funds made available to us by Accredited Investors. Thus, while we do not anticipate commencing the construction of sets and costumes, we will endeavor to line up contracts with those persons whose services we seek. In addition to the Production Contract and our contract with the general manager of the Broadway Production, we expect to enter into contracts with a director, a theater, and possibly others, including certain designers. During this period we expect to engage a casting director and to commence casting the Broadway Production. We also intend to commence planning our marketing efforts, and may enter into agreements with marketing and public relations firms. In this regard, Investors should note that the Managing Member is expected to be separately engaged and compensated to provide marketing and internet marketing services to the Company.

From Capitalization to Opening Night of the Broadway Production

After we achieve the Minimum Offering, we intend to place under contract all elements of the Broadway Production not yet under contract. That would likely include most of the cast and certain designers as well as any parties mentioned above who were not yet under contract, including, without limitation, the theater. During this period we would develop and mount marketing and advertising campaigns for the Broadway Production. Ticket sales would begin, including group sales, and we would seek to secure as large an advance sale as is possible.

Rehearsals are likely to start five and one-half weeks prior to the anticipated opening night of the Broadway Production. Rehearsals initially will take place in rented facilities, and not in the theater for the Broadway Production. Rehearsals in the theater will commence approximately ten days prior to the opening. Rehearsals will involve not just the cast, but we will also need to rehearse the technical aspects of the production to ensure that all of the staging, scenery, lighting and sounds systems work as planned.

We have the right to sell merchandise related to the Broadway Production and intend to commence the development of prototypes for submission to the Author for approval. It is likely that we will engage a third party merchandise company to manufacture approved merchandise for sale in the theater and via our website. We also have the right to produce and sell cast albums of our Broadway Production and, if possible, we will seek to have a cast album recording for sale prior to the official opening of the Broadway Production (although it often is the case that the cast album is not recorded, if at all, until after the opening).

Following the completion of rehearsals, we intend to commence a preview period of two to four weeks. During this period, we will further rehearse the Broadway Production, gauge audience response and fine-tune the production. Tickets will be sold for preview performances, but most productions incur losses during the preview period.

We will seek as much publicity as possible for the official opening of the Broadway Production. The day following the opening, newspapers will carry theater critics' reviews of the Broadway Production. The nature of those reviews will have a significant impact on our marketing efforts – e.g., we may be seeking to exploit rave reviews, or we may be seeking to overcome negative or lukewarm reviews.

Following the Official Opening of the Broadway Production

Following opening night of the Broadway Production, we intend to focus our efforts on the day-to-day running of the Broadway Production, including the ongoing advertising and marketing campaigns. We also will be responsible for managing unforeseen events that arise with respect to the Broadway Production (e.g., the illness of a major cast member). If we have not previously done so, we would also begin or continue negotiations with respect to the cast album for the Broadway Production.

If the Broadway Production is well received, we may consider exploiting our right to license additional companies of the Musical in the United States and Canada. We do not anticipate additional "sit-down" companies of the Musical in such territory; rather, it is most likely that any additional company would be in the form of a touring production. We also would explore the prospect of exercising our options to license additional first class companies of the Musical in the British Isles, Australia and New Zealand. We would receive license fees in connection with any licensed productions, and would not invest any Company funds.

### *Operating Budget*

The Operating Budget which follows is an estimate of the weekly Running Expenses (defined on page 13) of the Broadway Production prior to Recoupment (the point at which Net Profits are first realized). The Operating Budget assumes that the royalty formula *(see, Royalty Formula)* is in effect, but that there are no Weekly Profits, as a result of which the royalty participants would receive only minimum weekly guarantees which, in the aggregate, are not expected to exceed $20,000. Theater costs are included, other than variable theater rent, projected to be equal to 6% of gross weekly box office receipts. As with the Production Budget, actual expenditures cannot be predicted with certainty and may vary substantially from these estimates. In particular, since at this stage almost no agreements have been reached, the following Operating Budget is simply our best estimate of likely costs. We reserve the right to revise the Operating Budget, we note that it is almost certain that many of the line items below will require adjustment, and we make no representations as to the final actual running expenses of the Broadway Production as a whole or as to any particular line item.

| SALARIES (1) | $ | $ |
|---|---|---|
| Actors' Equity Association | 37,737 | |
| Association of Theatrical Press Agents and Managers ("ATPAM") | 9,180 | |
| International Alliance of Theatrical Stage | 16,060 | |

| | | |
|---|---|---|
| Employees, Moving Picture Technicians, Artists and allied Crafts of the United States, its Territories and Canada ("IATSE") | | |
| American Federation of Musicians ("AFM") (See Theater Exp.) | 3,600 | |
| Taxes/Benefits @ 27% | 17,976 | |
| SUBTOTAL | | 84,553 |
| | | |
| **PRESS/MARKETING (2)** | | |
| Press Agent Expenses | 500 | |
| Marketing Expenses | 1,200 | |
| Website Fee | 1,200 | |
| TDI Co-op (Theatre Direct International) | 1,125 | |
| Booth/Miscellaneous | 875 | |
| SUBTOTAL | | 4,900 |
| | | |
| **ADVERTISING (3)** | | |
| Print Ads | | |
| Radio | | |
| TV | | |
| Outdoor/Tourist | | |
| SUBTOTAL | | 85,000 |
| | | |
| **DEPARTMENTAL (4)** | | |
| Rentals | 18,000 | |
| Carpenter | 600 | |
| Props | 500 | |
| Electrics/Sound | 1,250 | |
| Wardrobe/Hair | 1,000 | |
| Stage Mgr/Company Mgr | 400 | |
| Miscellaneous | 250 | |
| SUBTOTAL | | 22,000 |
| | | |
| **OTHER COSTS (5)** | | |
| Insurance | 3,500 | |
| Executive Producer | 1,000 | |
| Accounting | 1,000 | |
| Legal | 500 | |
| Office Fees | 2,500 | |
| League Dues | BO Statement | |
| Phones/Xerox/Fedex/Misc. | 500 | |
| Rehearsals/Work Calls | 500 | |
| Cast/Costume Replacement | 500 | |
| Fixed Royalties | 2,250 | |
| Miscellaneous | 600 | |
| SUBTOTAL | | 12,850 |
| | | |
| **THEATRE COSTS (6)** | | |
| House Payroll | 20,000 | |
| Weekly Operating Expenses | 13,500 | |
| IATSE | 22,000 | |
| AFM | 17,000 | |
| Mutual Assistance Program Special | 1,122 | |

| | | |
|---|---|---|
| Assessment Fund | | |
| Miscellaneous Expenses | 5,000 | |
| SUBTOTAL | | 78,622 |
| | | |
| TOTAL FIXED COSTS | | 287,925 |
| ESTIMATED ROYALTY GUARANTEES (7) | | 20,000 |
| | | |
| **TOTAL FIXED EXPENSES** | | **307,925** |

(1) This line item includes salaries for actors, managers, press agents, musicians and stagehands as well as per diem, if applicable, and benefits and taxes for same. The individual salaries are either based on union minimums or negotiated with individuals according to their visibility in the industry and in the case of the actors, the size of their role.

(2) This category includes the expenses for the press agent and marketing company to publicize the show as well as the ongoing maintenance of the website and is based on the producer's experience.

(3) The sum included is a middle of the road expenditure for a Broadway show determined by the producer and the ad agency.

(4) This expense includes the rental of sound and lighting equipment which sums are based on the going rates for a show of this size currently in effect in the industry. In addition, included are the average monies spent for a show of this size for repairs and perishables (lumber, nails, bulbs, batteries, microphones, etc.) for the carpentry, prop, lighting and sound departments.

(5) The current rates in the industry for insurance, legal, accounting, casting, design, production technicians' fees, phones, copying, office fees and miscellaneous expenses are included.

(6) Salaries for the theater manager and stagehands are union minimums. The theater rent and expenses are standard terms for the theater in which the Company anticipates presenting the Broadway Production.

(7) Represents an estimation based on industry standard.

***Recoupment Schedule***

Set forth below is an estimated recoupment schedule (the "*Recoupment Schedule*") to assist Investors in understanding how long it will take to recoup Investors' investments under certain scenarios. However, there can be no assurance that any portion of Investors' investments will be recouped, and Investors should be prepared for the complete loss of their investments. *See, Risk Factor Number 1.*

CALCULATION OF RECOUPMENT OF PRODUCTION COSTS WITHOUT CONTINGENCY, ADVANCES AND BONDS

| PERCENT OF CAPACITY | 100% | 90% | 80% | 70% | 60% | 50% | 40% |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| GROSS | $647,600 | $582,840 | $518,080 | $453,320 | $388,560 | $259,040 | $181,328 |
| ADJUSTED NET GROSS (5%)(2) | $615,220 | $553,698 | $492,176 | $430,654 | $369,132 | $246,088 | $172,262 |
| THEATRE SHARE @ 6% | $36,913 | $33,222 | $29,531 | $25,839 | $22,148 | $14,765 | $10,336 |
| COMPANY SHARE | $578,307 | $520,476 | $462,645 | $404,815 | $346,984 | $231,323 | $161,926 |
| FIXED EXPENSES | $287,925 | $287,925 | $287,925 | $287,925 | $287,925 | $287,925 | $287,925 |
| PROFIT | $290,382 | $232,551 | $174,720 | $116,890 | $59,059 | ($56,602) | ($125,999) |
| ROYALTY POOL AT 31% | $90,018 | $72,091 | $54,163 | $36,236 | *$20,000 | $20,000 | $20,000 |
| | | | | | | | |
| PROFIT | $200,363 | $160,460 | $120,557 | $80,654 | $39,059 | ($76,602) | ($145,999) |
| | | | | | | | |
| weeks to recoup | | | | | | | |
| $4,313,945(3) | 21.53 | 26.88 | 35.78 | 53.49 | 110.45 | N/A | N/A |
| | | | | | | | |
| * Minimum Weekly Guarantee | | | | | | | |

---

(1) The Recoupment Schedule is based upon the following assumptions: a 700 seat theatre and an average ticket price of $114.75 for eight (8) shows per week. 700 seats is estimated to be the size of the theater in which the Company intends to produce the Broadway Production. The ticket price of $114.75 was selected by the Company as it represents the going rate for tickets to Broadway musicals.

(2) The difference between the Gross and the Adjusted Net Gross is the sum of charges for commissions levied by ticket selling agencies and credit card commissions; 5% represents an estimate and the actual number could be higher or lower, depending upon the number of tickets sold that are subject to commission charges.

(3) This number represents all Production Costs excluding contingency costs, advances and bonds, but including offering expenses.

The Recoupment Schedule estimates how many weeks the Broadway Production will have to run to generate sufficient operating profits to repay the non-returnable elements of the Production Budget. This does not mean that the Managing Member would actually make the indicated distributions. Accordingly, the number of weeks required to recoup Investors' investments will not necessarily coincide with actual distributions to Investors.

Numerous assumptions are included in the Recoupment Schedule. Changes in any one or more of the following assumptions could materially alter the Recoupment Schedule:

- The Recoupment Schedule assumes that Running Expenses will be in accordance with the Operating Budget above.
- The Recoupment Schedule assumes that Production Expenses will be in accordance with Production Budget set forth on page 22 above.
- The Recoupment Schedule assumes that a royalty formula will be in effect for the Broadway Production. *See, the Production Contract.*
- In determining the capital to be recouped, the Recoupment Schedule excludes recoverable items such as bonds and deposits and assumes that we will not spend our reserve for contingencies.
- The Recoupment Schedule assumes that the theater in which the Broadway Production will be presented will have 700 seats.
- The Recoupment Schedule assumes that tickets will be sold at an average price of $114.75 per ticket.

Investors also should recognize that what the Recoupment Schedule refers to as "100% of capacity" is a projection that assumes that 100% of the seats are sold without discount (i.e., 700 seats with an average ticket price of $114.75 per ticket). If some tickets are sold at a discount, which almost always is the case, the Broadway Production will operate at less than 100% capacity even if all tickets are sold. Investors should recognize that the Recoupment Schedule at 100% of capacity is highly optimistic scenario, and that extraordinarily few shows operate at 100% of capacity.

***The estimates contained in the Recoupment Schedule are subject to change and, of course, there can be no assurance that the Broadway Production will run for any particular length of time or that it will have audiences of any specified size for any specified length of time or that tickets sold will be at full price. It is highly unrealistic to expect that the Broadway Production will achieve the maximum weekly gross revenue. Furthermore, both Production Expenses and Running Expenses may vary from the levels included in the Recoupment Schedule, and such changes could materially alter the Recoupment Schedule. Most Broadway productions do not run long enough to achieve Recoupment (the point at which Net Profits are first realized).***

***Results of Operations for Period Ended January 31, 2010***

We did not earn any revenues from inception through the period ending January 31, 2010. We do not anticipate generating revenue until we have mounted the Broadway Production. We are presently in the development stage of our business and we can provide no assurance that we will generate any income on the Broadway Production that we are producing.

***Liquidity and Capital Resources***

We had current assets in the amount of $100 as of January 31, 2010, consisting of $100 in cash. We have no current liabilities and we have a working capital of $100.

We are completely dependent upon obtaining financing in this offering to pursue our plan of operations. We intend to raise funds to finance our immediate and long-term operations through an offering of Units. The successful outcome of our financing activities cannot be determined at this time and there is no assurance that if achieved, we will have sufficient funds to execute our intended business plan or generate positive operating results.

These factors, among others, raise doubt about our ability to continue operations. The accompanying financial statements do not include any adjustments related to recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should we be unable to continue as a going concern.

***Off Balance Sheet Arrangements***

As of January 31, 2010, there were no off balance sheet arrangements.

## DESCRIPTION OF THE COMPANY'S BUSINESS

### The Business of Broadway

We are in the commercial theater business which, in the United States, is generally separated into two categories, New York City and outside New York City. New York City is the central and principal venue for commercial theater in the United States with a significant resident population of theater-goers and a tourist population that attends the commercial theater regularly. The commercial theater business in New York City consists of Broadway productions, which are presented in theaters with more than five hundred (500) seats principally in the Times Square area or "Off-Broadway" productions, which are presented in theaters with fewer than five hundred (500) seats throughout the borough of Manhattan. Plays and musicals tend to be produced on an open ended basis in New York City, which means that instead of being scheduled for a particular run (e.g., two weeks of performances), they can run for an unlimited period of time, assuming sufficient ticket sales.

A theatrical producer begins the process of producing a play or musical by obtaining, alone or with others, an option for the right to present the play on the live stage in New York City (either on Broadway or Off-Broadway) from the author or authors of the play or musical. Such option is exclusive to the producer and usually contains additional options for the producer to present the play on tour and in other cities in the United States and Canada as well as certain international territories (most frequently the British Isles, Australia and New Zealand). It is typical for the producer to pay the playwright a non-returnable advance against the royalty to be paid to the playwright when the production is up and running.

Usually, once the rights have been obtained, theatrical producers will form a corporate entity such as a limited liability company or a limited partnership to serve as the production entity. Virtually simultaneously with the creation of the entity and preparation of the offering papers, the producers will usually begin to assemble the necessary business and creative elements and personnel. On the business side, the producers will retain a theatrical attorney, a general manager, a company manager, a theatrical press agent, a marketing specialist, an advertising firm, a production supervisor and other related personnel. In addition, the producers will seek to secure a theater for the production. On the creative side, the producers will retain a director, a casting director, the cast, a choreographer (if necessary), designers for the set, costumes, lighting, sound and hair, a stage manager, a musical director and a conductor (if the production is a musical), and other related personnel.

The minimum compensation paid to the above-mentioned personnel is usually paid in accordance with applicable guild and union rules, and certain persons will negotiate terms in excess of such minimums. Many are entitled to royalties based on gross weekly box office receipts, including the producers. General managers, and prestigious directors and authors sometimes also receive a share of Net Profits. Notwithstanding the foregoing, most Broadway productions now pay the royalty participants on the basis of a royalty formula pursuant to which the royalty participants share a percentage of weekly net operating profits (subject to a minimum weekly guaranty) instead of receiving a percentage of gross weekly box office receipts. The purpose of the royalty formula is to accelerate recoupment (and it is our intention to put a royalty formula in place for the Broadway Production).

At times, before coming to New York City, a show will have an out-of-town run or will be produced by a regional theater in a developmental production. Once the determination is made to produce the show in New York City, a rehearsal period that might range from four to fourteen weeks typically will precede the commencement of public performances. Prior to a show opening on Broadway or Off-Broadway, it will run a number of preview performances before paying audience members. These preview performances will allow the producers and the creative personnel the chance to see how certain material is received by the audience and to make changes, if necessary, prior to the opening of the show. Just prior or after a play or musical opens, the critics for newspapers, television, magazines and other media will see the play or musical and write their reviews. Usually, the first reviews for the play or musical appear in public on opening night or the morning after.

If a Broadway production has a favorable run in New York City, the producers will often endeavor to exploit their right to produce or license additional companies of the production. The most common additional exploitation would be the formation of a new company to conduct a touring production throughout North America. Touring companies typically are formed to produce musicals, since few dramatic productions can attract sufficient audiences on a nation-wide basis. In addition to North American touring companies, the producer also may produce or license sit-down companies in North American (e.g., an open-ended Chicago run of a particular production), and foreign productions if the producer has secured such rights.

## The Production Company

We are a limited liability company formed in the State of Delaware on January 25, 2010, solely to produce and present the musical "Godspell" on Broadway and to exploit certain ancillary rights therein. We have a limited operating history and there has been no bankruptcy, receivership or similar proceeding, nor has there been any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business since our date of formation. We do not own any physical property.

We are located at the offices of our Managing Member, Davenport Theatrical Enterprises, Inc., 250 West 49TH Street, Suite #301, New York, NY 10019, telephone: 212 874-5348, Fax: 212 874-4664.

We intend to present the Broadway Production no earlier than June 1, 2010, and no later than December 31, 2011 and currently anticipate presenting the Broadway Production at a small Broadway theater such as The Circle in the Square Theater in New York City which seats approximately 700 persons or the Booth Theater in New York City which seats approximately 766 persons. However, we have no agreement with any theater. There is no assurance that the theaters that seem best suited for the Broadway Production will be available when we are prepared to proceed with the Broadway Production, and even if one or more such theaters is available, there is no assurance that we will be able to agree on terms.

We are managed by the Managing Member, and the Managing Member will have sole and complete control over the financial management and business affairs of the Company. The Company has no board of directors or management committee, and Investors will have no input regarding our operations. The Managing Member is solely managed and controlled by Kenneth A. Hasija. *See, Management.* We have no equity compensation plans.

Our business plans with regard to the production and marketing of the Broadway Production are set forth above in the section entitled *Management's Discussion of Financial Condition and Results of Operations*. We will be fully capitalized upon the receipt of investments from Investors totaling $5,000,000 (or such lesser amount as the Managing Member determines is sufficient to produce the Broadway Production, but in no event less than $4,500,000).

Investors in the Company will be those persons who invest in the Company in accordance with the terms of this offering by purchasing Units. If the Managing Member purchases Units, then with respect to such investment, the Managing Member also will be deemed to be an Investor.

## The Managing Member

Davenport Theatrical Enterprises, Inc. will be the Managing Member of the Company and the producer of the Broadway Production. The sole officer, director and employee of the Managing Member is Kenneth A. Hasija. See, *Management.*

## Bookwriter

The book of the Musical was written by John-Michael Telebak who also directed the initial New York productions at La MaMa Experimental Theatre Club, the Cherry Lane Theatre, the Promenade Theatre, and on Broadway. He co-wrote with David Greene the 1973 film version of *Godspell*. Mr. Tebelak died on April 2, 1985, at age 35.

## Composer/Lyricist

In 1971, Stephen Schwartz wrote the music and new lyrics for the Musical, for which he won several awards, including two Grammys. Among his additional credits are the following: in collaboration with Leonard Bernstein, he wrote the English texts for Bernstein's *Mass*, and he wrote the music and lyrics for *Pippin* and *The Magic Show*. Mr. Schwartz's most recent musical, *Wicked*, opened in the fall of 2003 and is currently running on Broadway and in several other productions around the United States and the world.

**Production Contract**

The Company has agreed on the material terms of the Production Contract with the Author (specifically, the loan-out company that holds the rights of the composer/lyricist Stephen Schwartz and the Tebelak Heirs Joint Venture, which holds the rights of the deceased bookwriter, John-Michael Tebelak). Since the Production Contract has not been signed these terms could still change.

Set forth in the table below is a summary of the payments to be made by the Company under the proposed Production Contract:

| | |
|---|---|
| Author Advance | $18,000 for the first 12 months; $18,000 for a second 12 month period. |
| Author Royalty | 6% of gross weekly box office receipts(1) |
| Author's Minimum Weekly Guarantee | $6,000(2) |
| Author's Net Profits | 5% of Net Profits(3) |
| Stephen Schwatz creative consultant post-recoupment minimum weekly guarantee | $1,000(4) |

(1) Author's royalty increases to 8% of gross weekly box office receipts upon the Company's recoupment of 110% of its production expenses.
(2) Author's minimum weekly guarantee increases to $9,000 upon the Company's recoupment of 100% of its production expenses.
(3) Net Profits are payable to Author if and when the Company recoups 100% of its production expenses. The percentage to be paid to Author increases to 6.5% of Net Profits if the Company recoups 150% of its production expenses and increases further to 8% of Net Profits if the Company recoups 200% of its production expenses.
(4) This royalty will commence from and after the Company's recoupment of 100% of its production expenses.

The following is a narrative summary of the terms of the proposed Production Contract in its current form:

Pursuant to the Production Contract, the Author will be entitled to a nonreturnable payment of Eighteen Thousand Dollars ($18,000) in consideration for which we will have a twelve (12) month option period within which to commence the Broadway Production. For an additional payment of Eighteen Thousand Dollars ($18,000) we will have an additional twelve (12) month option period within which to commence the Broadway Production. If we fail to commence paid public performances of the Broadway Production within the applicable option period, our right to produce the Musical will expire.

The Production Contract states that the Author is to receive a royalty of 6% of gross weekly box office receipts, rising to 8% of gross weekly box office receipts upon recoupment of 100% of Production Expenses. However, provided that all royalty participants (i.e., all parties entitled to share in gross weekly box office receipts other than star(s) and theatre), including the Managing Member with respect to its producer fee, agree to waive their right to a royalty based on gross weekly box office receipts and agree instead that their royalties shall be subject to a royalty formula, the Author has agreed to be paid pursuant to a royalty formula. We intend to require that all royalty participants agree to a royalty formula for the Broadway Production.

Pursuant to the royalty formula to be in effect for the Broadway Production, the Author will receive a minimum weekly guarantee of Six Thousand Dollars ($6,000) against 15.56% of weekly net operating profits ("Weekly Profits"), increasing at 100% Recoupment to a minimum weekly guarantee of Nine Thousand Dollars ($9,000) against 17.78% of Weekly Profits. We have also agreed to pay the Author five percent (5%) of Net Profits starting at 100% Recoupment, increasing to six and one-half percent (6.5%) of Net Profits following one hundred and fifty percent (150%) Recoupment, and further increasing to eight percent (8%) of Net Profits following two hundred percent (200%) Recoupment. If Net Profits are achieved, the payment of a share of Net Profits to the Author will reduce the amount of Adjusted Net Profits available to be shared by Investors and the Manager. *See, Risk Factor Number 6.*

For the services of Stephen Schwartz as a creative consultant to the production (which position will not give him any management authority with respect to the Company), we agreed to pay him an additional royalty of .25% of gross weekly box office receipts. However, with respect to the Broadway Production, Mr. Schwartz will receive no royalty prior to recoupment. From and after recoupment, he will participate in a royalty formula pursuant to which he will receive a minimum weekly guarantee of One Thousand Dollars ($1,000), against 2.22% of Weekly Profits in consideration of his creative consulting services.

We will have the right to produce and exploit a cast album of the Broadway Production, provided that the terms of the applicable recording contract shall be subject to the Author's reasonable approval. The net proceeds in connection with such exploitation will be split sixty percent (60%) to the Author and forty percent (40%) to the Company. In addition, we will have merchandising rights in the Broadway Production, which we intend to license to a merchandise specialist. With respect to in-theater sales of merchandise, the Author is entitled to receive ten percent (10%) of the gross retail sales (less taxes), but not in excess of fifty percent (50%) of the Company's license fee from such sales. With respect to sales in other locations, the Author is entitled to receive fifty percent (50%) of the Company's license fee from such sales.

In addition to the right to produce and present the Broadway Production, we have secured the exclusive right to present one or more first class performances of the Musical in the United States and Canada, including touring performances. In addition, provided that we have presented the Broadway Production for no less than ninety-six (96) paid public performances (including up to eight (8) previews plus the official press opening), "vesting" will occur under the terms of the Production Contract, and we will have the right to acquire and exercise production rights in the

British Isles, Australia and New Zealand (each, an "Additional Territory"), subject to certain terms and restrictions set forth in the Production Contract.

During the period that we are producing and presenting the Musical, the Author has agreed to refrain from authorizing first or second class commercial productions of the Musical in the United States or Canada, or in any Additional Territory.

Because the Broadway Production is a revival, we will have limited participation in the Author's subsidiary rights income, if any. If we "vest" as set forth above in the United States and Canada, we shall share in 25% of "Excess Stock and Amateur Subsidiary Rights Earnings" in the United States and Canada for a period commencing at such time as we achieve such vesting, and ending seven (7) years following the close of the last company of the Musical produced, leased or licensed by us in the United States and Canada. If we have vested in any Additional Territory (i.e., we present the Musical for no less than ninety-six (96) paid public performances (including up to eight (8) previews plus the official press opening) in such Additional Territory), we shall share in 25% of such "Excess Stock and Amateur Subsidiary Rights Earnings" in such applicable Additional Territory for a period commencing on the date we vest in each such applicable Additional Territory, and ending seven (7) years following the close of the last company of the Musical produced, leased or licensed by us in each such applicable Additional Territory. Further, if we vest as set forth above in the United States and Canada, then with respect to any foreign territories where we do not present the Musical, we shall share in 15% of the "Excess Stock and Amateur Subsidiary Rights Earnings" in each such applicable foreign territory for a period commencing on the date we achieve vesting in the United States and Canada, and ending seven (7) years thereafter.

As defined in the Production Contract, "Excess Stock and Amateur Subsidiary Rights Income" shall be determined as follows: all stock and amateur rights earnings in the applicable territory, net of customary agents' commissions ("Agents' Commissions") during the five (5) years prior to the official press opening of the Broadway Production by the Company (or the initial commercial production with respect to the applicable Additional Territory) shall be averaged to reach an average annual figure (the "Annual Average"). Thereafter, the amount by which annual stock and amateur rights earnings for the applicable territory, net of Agents' Commissions, exceed the Annual Average shall be deemed Excess Stock and Amateur Subsidiary Rights Income.

**Theater**

We intend to present the Broadway Production in a small Broadway theater with a seating capacity of between 675 and 1,100. However, we have made no agreement to date with a theater owner for a theater license, and there can be no assurance that a theater of the sort we would prefer will be available when we are ready to commence the Broadway Production. Nor can there be any assurance that if any such theater is then available, we will be able to negotiate favorable terms given the high level of competition among Broadway producers that currently exists for the limited number of Broadway theaters. A typical Broadway theater license agreement will provide that the theater owner receives a fixed weekly payment, a percentage of gross weekly box office receipts, and reimbursement of expenses associated with the operation of the theater (including, without limitation, salaries of box office personnel, ushers, stage hands and musicians). The theater license will allow us to remain in occupancy and to continue to present the Broadway Production for as long as we elect; provided, however, that if ticket sales fall off and we do not elect to close our production, the typical Broadway theater license will give the theater owner the right to evict us if ticket sales fall below a specific threshold set forth in the license agreement for a period of two consecutive weeks.

**Other Personnel**

We intend to enter into contracts with the director, choreographer, designers and other personnel. No such contracts have yet been entered into, and there is no assurance that we will be able to secure the services of those whom we would most like to work with or that such persons, if available, will agree to terms we find acceptable.

**The General Manager**

We have retained the services of The Charlotte Wilcox Company (the "*General Manager*") to provide customary general management services for the Broadway Production. Such services typically include, without limitation, the preparation of production and operating budgets, negotiating contracts for goods and services utilized in connection with the production, supervising and managing the production company's accounts, including, without limitation, payroll, and other services related to the business affairs of the production company. In connection with their services, general managers typically are given authority by the producer to enter into contracts on behalf of the production company. However, such authority applies to contracts that have been pre-approved by the producer. In no event will the General Manager be considered an officer of the Company, and our Managing Member will retain ultimate authority with respect to our operations. The General Manager has served as general manager for many Broadway productions including, without limitation, recent revivals of *West Side Story* and *Grease*, and other productions such as *The Drowsy Chaperone*, *The Wedding Singer* and *Dirty Rotten Scoundrels*.

**Compensation of Managing Member, General Manager, Theater, and Creative Personnel**

***Compensation of the Managing Member***

***Compensation as Producer***

The Managing Member is the producer of the Broadway Production. As compensation for its services it is expected that the Managing Member will receive a production fee of $20,000 which shall be paid as follows: $5,000 on the first day of rehearsals, $5,000 on the first paid public performance and $10,000 on the official opening of the Broadway Production. In addition, the Managing Member will be entitled to ongoing compensation as follows: a producer's management fee or royalty equal to up to 3% of gross weekly box office receipts for each week that the Musical is presented (but subject to the same royalty formula that will apply to the Author and which will be in effect for the Broadway Production) and a weekly executive producer fee of $1,000. In consideration for providing office facilities for the Company, it is expected that the Managing Member also will be entitled to a weekly cash office charge of $2,000 beginning two weeks prior to the commencement of rehearsals of the Broadway Production and continuing until two weeks after its close. The office facilities of the Managing Member will not be used exclusively for the business of the Broadway Production.

***Share of the Adjusted Net Profits***

The Managing Member will be entitled to receive 50% of our Adjusted Net Profits. The other 50% will be allocated to Investors pro rata in accordance with their ownership of Units. The Managing Member reserves the right to accord others, including, without limitation, certain Investors, a share of its Adjusted Net Profits (or other financial entitlements).

***Reimbursement or Conversion of Advances into Units***

If the Managing Member advances any production expenses to the Company, it will be entitled to be reimbursed. If, however, the Managing Member declines to be reimbursed then any sums advanced by it to the Company will be converted into Units, at $100 per Unit, in which event the Managing Member will become an Investor to the extent thereof.

***Compensation for Additional Services***

It is anticipated that the Managing Member will provide marketing and internet marketing services to the Company. Such services are not customarily performed by Broadway producers. Instead, third parties usually are engaged to perform such services. The Managing Member has experience providing such services, and will provide such services to the Company for a fee comparable to the fee that would be charged by a third party service provider. It is anticipated that the Managing Member will receive a fee of up to $12,000 plus a weekly payment of $1,200 for marketing services and a fee of up to $15,000 plus a weekly payment of $1,500 for internet marketing services.

***Compensation of Bookwriter and Composer/Lyricist***

See discussion under *Production Contract* above.

***Compensation of Director***

We have not engaged a director yet but we anticipate entering into an agreement with a director, which would entitle the director to an advance, a weekly fee and a royalty (that, in connection with the Broadway Production, will be subject to the royalty formula).

***Compensation of the Cast***

The cast has not yet been selected for the Broadway Production. As is typical for Broadway production companies, we intend to enter into contracts with performers on at least the minimum terms approved by Actors' Equity Association, although nothing would prohibit us from agreeing to terms with certain members of the cast which are above such minimum terms. If we cast "stars" in any of the lead roles, such stars may receive in addition to guaranteed compensation, a percentage of gross weekly box office receipts above certain levels and perhaps even a share of our Net Profits.

***Compensation of Other Personnel***

The Company also plans to hire other personnel, including among others a choreographer, an orchestrator and musical director, as well as scenic, lighting, costume, and sound designers. All will receive basic compensation in accordance with applicable guild or union standards. Certain of such persons are likely to negotiate amounts in excess of such standards. Stage hands will be engaged by the theater, and we will reimburse the theater for all such costs, and the same procedure will be followed in connection with the engagement of musicians.

The foregoing is not a complete list of all of the personnel who will be engaged by us. In all circumstances, we intend to enter into agreements with such personnel on standard terms for the industry, taking into account the caliber of the particular persons involved.

***Compensation of General Manager***

The Company and the General Manager have agreed in principle that in exchange for the General Manager's services in connection with the Broadway Production, the General Manager will receive a fee of Forty Thousand Dollars ($40,000), a weekly fee of Three Thousand Five Hundred Dollars ($3,500), a weekly cash office charge of $500, and 1% of Net Profits.

***Gross Participants and Net Participants***

We reserve the right to enter into contracts providing for payment of percentages of gross weekly box office receipts or Net Profits to stars or others. Any increase in the amount of gross weekly box office receipts will increase the amount of time the Broadway Production will have to run for Investors to recoup their investments, and any compensation consisting of a share of Net Profits will reduce the Adjusted Net Profits available to Investors.

***Royalty Formula***

As discussed above, a royalty formula will be in effect for the Broadway Production. As a result, and for the purpose of accelerating Investor Recoupment (the point at which Investors have received distributions equal to their investments in the Company), the royalty participants will receive a share of Weekly Profits instead of a percentage of gross weekly box office receipts. The terms applicable to the Author are described above in *Production Contract*, and the Author will be the largest royalty recipient. Because agreements have not been reached with other royalty participants such as the director, the choreographer and certain designers, we cannot know for certain what percentage of operating profits will be assigned to the royalty pool prior to Recoupment, with some increase to follow post-Recoupment.

## LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings.

## MANAGEMENT

### Managers, executive officers, promoters and control persons

Kenneth A. Hasija, age 37, is the sole owner, officer and director of our Managing Member. Neither we, nor our Managing Member has other executive officers or key employees. Set forth below is biographical information with respect to Kenneth A. Hasija.

***Biography***

For the past five years, Kenneth A. Hasija, through the Managing Member, has been best known for producing Off-Broadway productions. He is professionally known as Ken Davenport and was the only independent producer to have three shows running simultaneously Off-Broadway: *Altar Boyz, The Awesome 80s Prom* and *My First Time*. While neither the Managing Member nor Kenneth A. Hasija has been lead producer for a Broadway production, the Managing Member has served as a co-producer on the following Broadway productions, providing financial support and advice (but not in a decision making capacity): *13, Speed-The-Plow*, Will Ferrell's *You're Welcome America, Blithe Spirit* with Angela Lansbury; and most recently *Oleanna* with Bill Pullman and Julia Stiles. In addition to *Godspell*, Kenneth A. Hasija is planning a revival of Aaron Sorkin's *A Few Good Men* for Broadway and adapting the novel and film *Somewhere in Time* into a musical. Kenneth A. Hasija was also featured in Crain's 40 under 40.

Within the past five years, the Managing Member produced and presented the following productions: *Altar Boyz* (Off-Broadway and on tour), *My First Time* and *The Awesome 80s Prom*. The following table sets forth the opening and closing dates for each show as well as the return to investors for each dollar invested in such show:

| **Title of Show** | **Opening Date** | **Closing Date** | **Return on $1.00 Investment** | **Production Entity** |
|---|---|---|---|---|
| Altar Boyz (Detroit) | September 8, 2005 | December 18, 2005 | $0.345 | Altar Boyz Motown, LLC |
| Altar Boyz (NYC) | March 1, 2005 | January 10, 2010 | $1.275 | Altar Boyz Limited Partnership |
| Altar Boyz Tour | October 3, 2006 | May 13, 2007 | $1.1678 | The Altar Boyz on the Road Limited Partnership |
| My First Time | July 26, 2007 | January 22, 2010 | $1.35 | My First Limited Partnership |
| The Awesome 80s Prom | September 10, 2004 | Still running | $3.9250 | The Awesome 80s Limited Partnership |

There is no assurance that Investors will receive any return from the Broadway Production.

***Executive Compensation***

Kenneth A. Hasija controls our Managing Member, and any compensation paid to him for providing services will be paid by the Managing Member out of any compensation paid to the Managing Member. Kenneth A. Hasija has not received any compensation for services he has provided to date in connection with the Broadway Production.

We have no other managers and officers.

### *Employment Agreements*

We have no employment agreements with any executive officer or director.

### *Reimbursement of Managing Member*

The Managing Member shall be reimbursed for expenses as set forth in *Compensation of the Managing Member*.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of Units as of January 31, 2010 by (i) by each person who is known by us to own beneficially more than 5% of our membership interests, (ii) by each of the named executive officers and (iii) by all our managers and executive officers as a group. On such date, we had one Unit outstanding.

| Name and Address of Beneficial Owner | Units Beneficially Owned before offering | Units Beneficially Owned after offering | Percent of Class Beneficially Owned |
|---|---|---|---|
| Davenport Theatrical Enterprises, Inc.(1)(2)(4) 250 West 49th St., Suite #301, NY, NY 10019 | 1 Unit | (5) | Currently, 100% |
| Kenneth A. Hasija (3) | I Unit | (5) | Currently 100% |
| All Current Executive Officers and Managers as a group (one person) | 1 Unit | (5) | Currently, 100% |

---

(1) Davenport Theatrical Enterprises, Inc. ("*Davenport*") is the Managing Member of the Company and in its capacity as the Managing Member is entitled to fifty percent (50%) of the Adjusted Net Profits of the Company pursuant to the terms of the Operating Agreement, which entitlement is unrelated to the Managing Member's ownership interest of one Unit.

(2) Davenport may acquire Units in the offering either through the conversion of outstanding expenses advanced by Davenport at $100 per Unit or through the purchase in cash of Units at $100 per Unit.

(3) Kenneth A. Hasija (p/k/a Ken Davenport) is the director and sole beneficial owner of Davenport Theatrical Enterprises, Inc.

(4) Indicates officer.

(5) It is not known at this stage if Davenport or Kenneth Hasija will acquire any Units beyond that currently beneficially owned by them.

## CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Some of the parties involved with the operation and management of the Company, including the Managing Member, have other relationships that may create disincentives to act in the best interests of the Company and its Investors. The Managing Member has not established, and has no plans to establish, any procedures or controls to prevent, address or resolve these conflicts. As a result, these conflicts may inhibit or interfere with the sound and profitable operation of the Company.

In evaluating these conflicts of interest, prospective investors should be aware that the Managing Member has a responsibility to Investors to exercise good faith and fairness in all dealings affecting the Company. If prospective investors have questions concerning the duties of the Managing Member, such prospective investor should consult with his or her counsel.

### *Relationship of Managing Member and Producer*

The Managing Member and producer are the same entity. It may be in the Managing Member's interest as the producer to continue to present the Broadway Production, when it may be in the interest of Investors for the run of the Broadway Production to be terminated. This risk is heightened by the Managing Member's anticipated entitlement to weekly fixed and variable fees.

### *Compensation of Managing Member and Producer*

- As compensation for its services as producer it is expected that the Managing Member will receive a production fee of $20,000 which shall be paid as follows: $5,000 on the first day of rehearsals, $5,000 on the first paid public performance and $10,000 on the official opening of the Broadway Production.

- In addition, the Managing Member will be entitled to ongoing compensation as follows: a producer's management fee or royalty equal to up to 3% of gross weekly box office receipts for each week that the Musical is presented (but subject to the same royalty formula that will apply to the Author and which will be in effect for the Broadway Production) and a weekly executive producer fee of $1,000.

- In consideration for providing office facilities for the Company, it is expected that the Managing Member also will be entitled to a weekly cash office charge of $2,000 beginning two weeks prior to the commencement of rehearsals of the Broadway Production and continuing until two weeks after its close. The office facilities of the Managing Member will not be used exclusively for the business of the Broadway Production.

- The Managing Member will also be entitled to receive 50% of our Adjusted Net Profits reduced by the amount to which Accredited Investors are entitled who authorize immediate use of their proceeds. If the Managing Member advances any production expenses to the Company, it will be entitled to be reimbursed. If, however, the Managing

Member declines to be reimbursed then any sums advanced by it to the Company will be converted into Units, at $100 per Unit, in which event the Managing Member will become an Investor to the extent thereof.

- It is anticipated that the Managing Member will provide marketing and internet marketing services to the Company for a fee comparable to the fee that would be charged by a third party service provider. It is anticipated that the Managing Member will receive a fee of up to $12,000 plus a weekly of $1,200 for marketing services and a fee of up to $15,000 plus a weekly of $1,500 for internet marketing services. Our agreements and arrangements with the Managing Member are not the result of arm's length negotiations, however we believe that they are on terms consistent with what is typical in the theatrical industry.

***Competition by the Company for Management Services***

The obligations of the Managing Member to the Company are not exclusive. The Managing Member and its principal are involved in other theatrical and entertainment-related projects as well as in other business activities. Liabilities incurred and commitments undertaken by the Managing Member with respect to projects other than our business could adversely affect its ability to manage the Company. Moreover, the Managing Member is expected to engage in the production of other theatrical productions for its own account, and for others, during the term of the Company. Such activities could be seen as competing with the Company and as potential conflicts of interest.

***Lack of Separate Representation***

The Company and the Managing Member are not represented by separate counsel. The attorneys, accountants and other professionals who perform services for the Company may be expected to perform services for the Managing Member and its affiliates.

## DESCRIPTION OF UNITS AND SUMMARY OF THE OPERATING AGREEMENT

### Units

The interests being offered pursuant to this Offering Circular are Units representing limited liability company membership interests in the Company. Holders of Units will have the rights and be subject to the obligations described in the Company's Operating Agreement, a copy of which is attached as an exhibit hereto.

The Units will not provide the holder with any right to vote on the actions of the Company, except to replace the Managing Member in the event of its bankruptcy, dissolution or resignation. The Units grant the holder the right to receive distributions as set forth in the Operating Agreement. *See, Distributions.*

The Units may not be transferred without the consent of the Managing Member, which it may grant or withhold in its discretion. Consent may be conditioned on the transferring Investor complying with such conditions as may be prescribed by the Managing Member.

### Operating Agreement

The rights and obligations of the Managing Member and the Investors will be governed by the Company's certificate of formation and the Operating Agreement. The following sections summarize the material provisions of the Operating Agreement. This outline is not definitive, and potential investors are advised to read and have their advisors read the Operating Agreement in its entirety. It is annexed to, and forms a part of, this Offering Circular.

#### *Distributions*

*See, Distributions.*

#### *Powers of Managing Member*

The Managing Member has full, exclusive and complete authority and discretion over the business of the Company. Investors have no right or power to take part in the management of, or to bind the Company, except as otherwise provided by law.

#### *Liability of Investors*

Investors will not be personally liable for any debts, obligations or losses of the Company beyond the amount of such Investor's investment and share of the undistributed Adjusted Net Profits.

#### *Restrictions on the Transfer of Units*

Investors will not be able to sell or transfer any of their Units unless the Managing Member approves such sale or transfer, which it may or may not do so in its sole discretion. As a pre-condition to any transfer, counsel to the Company will need to determine that such sale or transfer is permissible and does not violate any applicable law, rule or regulation.

### *Allocation of Net Income and Net Losses for Tax Purposes*

We will allocate Net Income and Net Loss, as determined by our accountants for federal income tax purposes, as follows: 50% of our Net Income and Net Loss will be allocated to the Managing Member and 50% will be allocated to the Investors (in accordance with their ownership of Units).

### *Voting Rights*

The right of Investors to vote on Company matters is extremely limited. If the Managing Member resigns, dissolves or files for bankruptcy, then the Investors shall have the right to vote on whether to continue the business of the Company and designate a substitute Managing Member. The vote of a majority in interest of the Investors will be required to approve the continuation of the Company. Each Investor's interest in the Company will be equal to the number of Units held by such Investor, thus, a majority in interest of the Investors will mean the vote of Investors holding more than half of all outstanding Units. Other than the right to vote described above, it is not anticipated that there will be any meeting of Investors or matters on which a vote of the Investors will be required.

### *Liability of the Managing Member*

The Managing Manager or its affiliates will not be liable to the Investors or the Company (i) for its failure to take any action, including, but not limited to, any action which may prevent the forfeiture of all or any portion of the Company's property, on behalf of the Company, due to the Company's lack of sufficient funds therefore, (ii) because any taxing authorities disallow or adjust any deductions or credits in the Company's income tax returns, or (iii) for any act or the omission the effect of which may cause or result in loss or damage to the Company; provided, however, the following conditions are met: (x) the Managing Member or its affiliates, as applicable, has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company, (y) the Managing Member or its affiliates, as applicable, was acting on behalf of or performing services for the Company, and (z) such liability or loss was not the result of negligence or misconduct by the Managing Member or its affiliates, as applicable.

### *Indemnification of the Managing Member*

The Company (but not the Investors personally) indemnifies and holds harmless the Managing Member and its affiliates, from any claim, loss, expense, liability, action or damage resulting from any act or omission in the conduct of the business of the Company provided that the following conditions are met: (a) the Managing Member or its affiliates, as applicable, has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company, (b) the Managing Member or its affiliates, as applicable, was acting on behalf of or performing services for the Company, (c) such liability or loss was not the result of negligence or misconduct by the Managing Member or its affiliates, as applicable, and (d) such indemnification or agreement to hold harmless is recoverable only out of Company net assets and not from Investors. Subject to limitations described below with respect to the advancement of Company funds, the foregoing indemnification shall include, without limitation, reasonable costs and expenses of litigation and appeal (including reasonable fees and expenses of attorneys engaged by the Managing Member in defense or prosecution of any action relating to such act or omission).

Notwithstanding anything to the contrary contained in the foregoing paragraph the Managing Member, its affiliates and any person acting as broker-dealer (if any) shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (a) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee; (b) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; (c) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made, and the court of law considering the request for indemnification has been advised of the position of the Securities and Exchange Commission and the published position of any state securities regulatory authority in which securities of the Company were offered or sold as to indemnification for violations of securities laws.

The Company may not incur the cost of that portion of liability insurance which insures the Managing Member or its affiliates for any liability as to which the Managing Member or its affiliates, as applicable, is prohibited from being indemnified under this section.

The advancement of Company funds to a Managing Member or its affiliates for legal expenses and other costs incurred as a result of any legal action for which indemnification is being sought is permissible only if all of the following conditions are satisfied: (a) the legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the Company; (b) the legal action is initiated by a third party who is not an Investor, or the legal action is initiated by an Investor and a court of competent jurisdiction specifically approves such advancement; and (c) the Managing Member or its affiliates undertake to repay the advanced funds to the Company, together with the applicable legal rate of interest thereon, in cases in which such person is found not to be entitled to indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted pursuant to the Operating Agreement, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

***Abandonment, Termination and Liquidation***

***Abandonment of Production***. The Managing Member at any time may abandon all further Company activities for any reason. At such point it shall so notify each of the Investors and the Company shall be terminated on such date as the Managing Member may designate. As of the date so fixed, the term of the Company shall end and the Managing Member shall liquidate the Company assets.

***Termination***. The term of the Company shall continue until the first to occur of the following: (a) all rights of the Company in the Musical shall have been disposed or otherwise terminated, and all financial affairs relating thereto have been settled; or (b) the resignation, dissolution or bankruptcy of the Managing Member, unless Investors holding a majority of the Units determine within thirty (30) days after such event to continue the business of the Company and, in such event, the Investors shall designate a substitute managing member who has agreed in writing to serve in such capacity. Upon any termination, the Managing Member will liquidate the affairs of the Company.

***Liquidation of Company Assets***. Where the Company is terminated or the activities of the Company are abandoned, the assets of the Company will be liquidated as promptly as possible and any cash proceeds shall be applied as follows, and in the following order of priority:

- to the payment of all debts, taxes, obligations and liabilities of the Company and the necessary expenses of liquidation. Where there is a contingent debt, obligation or liability, a reserve shall be set up to meet same, and if and when said contingency shall cease to exist, the moneys, if any, in said reserve shall be distributed as hereinafter provided.

- to the repayment of the cash contributed, or deemed to have been contributed, by the Investors (if any shall then remain unpaid), said Investors sharing each such repayment proportionately to their respective investments; provided, however, that no amount shall be distributed to any Investors in excess of the balance of such Investor's capital account.

- the surplus, if any, of the said assets then remaining shall be divided among all the Investors in proportion to the balance of their capital accounts.

In liquidating the assets of the Company, all physical assets of a saleable value shall be sold at such price and terms as the Managing Member, in good faith, deems fair and equitable. We may also sell our entitlement to Excess Subsidiary Rights Income. Any Investor or the Managing Member, or any company, corporation or other firm in which it, or any of them, are in any way interested, may purchase said assets at such sale. Only physical assets need be sold.

***Right of Company to Procure Additional Funds***

If Production Expenses are higher than projected, or if the Company is operating unprofitably, we have the right to take in additional funds in the form of loans, if available. Any such loans will be on such terms, and will bear such interest, as may be negotiated. However, (i) if a lender becomes entitled to receive a share of Adjusted Net Profits, that will be paid entirely out of the Managing Member's share of Adjusted Net Profits, and (ii) no interest will be charged on any loan made by the Managing Member or its affiliates to fund additional Production Expenses (it being understood that, in no event will the Managing Member have any obligation to make loans to the Company). When loans are outstanding, they will be entitled to be repaid in full (with interest if applicable), before distributions are made to Investors or to the Managing Member. *See, Risk Factor Number 4.*

***Reports to Investors***

The Company will provide each Investor with periodic financial reports and with an annual Schedule K-1 that will show the Investor's share of our income (or losses), deductions and credits. Such share will be determined in accordance with applicable tax accounting principles as set forth in the Operating Agreement. We expect to provide these reports to our Investors electronically.

## PLAN OF DISTRIBUTION

***There is no current market for our Units***

There is currently no market for our Units and it is not intended that there ever will be a market for Units.

***The offering will be sold by our Managing Member***

We are offering up to a total of 50,000 Units. The offering price is $100 per Unit and the minimum required investment is $1,000. The offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (i) nine months from the date of this Offering Circular, (ii) the first paid public performance of Broadway Production, or (iii) the sale of maximum number of Units being offered in this offering.

The Units are being offered by us on a "best efforts minimum/maximum" basis and there can be no assurance that all or any of the Units offered will be subscribed for. If less than the maximum proceeds are available to us, our development and prospects could be adversely affected. *See, Risk Factor Number 15.* There is a minimum offering of 45,000 Units ($4,500,000) required for this offering to close.

No one has committed to purchase any of the Units offered. Therefore, we may sell only a nominal amount of Units and return the funds received, or sell only the minimum number of Units required for the offering to close, in which case our ability to execute our business plan might be negatively impacted. We reserve the right to withdraw or cancel this offering and to accept or reject any subscription in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions. Once the Minimum Offering is subscribed, we may continue to accept subscriptions but not in excess of the Maximum Offering or beyond the first paid public performance of the Broadway Production.

We will sell the Units in this offering through our Managing Member. Kenneth A. Hasija, acting on behalf of the Managing Member, plans to reach potential investors through personal contacts, the internet, and word of mouth. Kenneth A. Hasija's address is 250 West 49th Street, Suite 301, New York, NY 10019.

The Managing Member will receive no commission from the sale of the Units.

We have no intention of inviting broker-dealer participation in this offering.

***Procedures for Subscribing***

Any prospective investor who decides to subscribe for Units must complete a subscription package, including a Subscription Agreement, and deliver a check for acceptance or rejection. The minimum investment amount is $1,000 (i.e., 10 Units). All checks for subscriptions must be made payable to "The Godspell (New York) LLC"

All cash contributions shall be deposited in a special bank account at J.P. Morgan Chase, 270 Park Avenue, 41st Floor, New York, NY 10017, and shall not be used by us prior to the receipt of the Minimum Offering. The accumulated interest, if any, shall be an asset of the Company, and the Company shall have no obligation to pay such interest to the Investors. Once the Minimum Offering amount has been raised, we may use all the net proceeds of the offering as more fully described in the *Use of Proceeds* section. If we do not raise an amount equal to or over the Minimum Offering prior to the closing of this offering, then all contributions will be promptly returned in full without interest.

Notwithstanding the foregoing, we reserve the right to negotiate and agree in writing with a limited number of Accredited Investors as such term is defined in Rule 501 of Regulation D (e.g., a natural person who has individual net worth, or joint net worth with the person's spouse, that exceeds $1 million at the time of the purchase or a natural person with income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year) to permit us to immediately use their capital contributions for pre-production or production purposes prior to receipt of the Minimum Offering. Any such special arrangement negotiated between the Company and such Accredited Investors will not impact the Investors returns, if any. If an accredited investor purchases Units and authorizes immediate use of his or her funds prior to receipt of the Minimum Offering, such funds may be expended without a production of the Broadway Production ever taking place and such Accredited Investor may lose his or her entire investment. There is no advantage to entering into these agreements authorizing immediate use, unless such advantage is specifically negotiated with and agreed to by the Managing Member; rather such accredited investor incurs a distinct risk by authorizing the use of his/her contribution.

The Units will not be certificated and the number of Units owned by each Investor shall be recorded in the Company's corporate records. No Units will actually be issued to an Investor until the Minimum Offering is achieved and no prospective investor shall be a member of the Company or an Investor unless and until the Minimum Offering is reached.

We anticipate that, at various levels of investment, which levels have not yet been determined, Investors will be provided with memorabilia in the form of merchandise from the Broadway Production, and tickets to the show.

A purchaser of Units will become bound by the provisions of the Company's Operating Agreement and therefore will be subject to the rights and obligations under such agreement.

***Right to Reject Subscriptions***

We maintain the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned by us to the subscriber, without interest or deductions.

***Front Money Investors***

As of the date of this Offering Circular, the Managing Member has received an aggregate of Eighty Five Thousand Dollars ($85,000) in "front money" from a single investor (the "Front Money Investor"). In exchange for providing the Managing Member with funds for the Broadway Production to be used for pre-production purposes prior to the completion of the offering, the Managing Member agreed to provide such Front Money Investor with an enhanced participation in Adjusted Net Profits. However, such enhancement will come from the Managing Member's share of Adjusted Net Profits and will have no impact on Investors' shares of Adjusted Net Profits. Of course there can be no assurance that we will earn any Adjusted Net Profits. *See, Risk Factor Number 6.*

***State Qualification and Suitability***

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Units in any jurisdiction in which, or to any person to whom, it would be unlawful to do so.

These Units have not been qualified under the securities laws of any state or jurisdiction. We plan to qualify the offering with the California, Connecticut, Illinois, Massachusetts, Michigan, Minnesota, New Jersey and New York state securities regulatory bodies and such other state securities regulatory bodies as we may determine from time to time. We may also offer or sell our Units in other states in reliance on exemptions from the registration requirements of the laws of those other states.

The Units are speculative, are subject to significant restrictions on transfer and involve a high degree of risk. Accordingly, the Units are suitable only as a long-term investment for persons who can afford to lose their entire investment. As a consequence, some states may require us to impose suitability standards applicable to investors from those states who wish to subscribe for Units in this offering. Such suitability standards may be in the form of recommendations or may be mandatory requirements. If the suitability standards are mandatory, we will require investors to execute a representation or supply evidence of compliance with the applicable standards. We reserve the right to reject any subscription for any reason, including if we determine that the Units are not a suitable investment for a particular investor.

California residents may not invest in this offering unless such resident meets the following suitability test:

> California residents who wish to purchase Units must have not less than (i) $60,000 liquid net worth (a net worth exclusive of home, home furnishings and automobile) plus $60,000 gross annual income, or (ii) $225,000 liquid net worth.

Michigan residents may not invest in this offering unless such resident meets the following suitability test:

> Michigan residents who wish to purchase Units must be "accredited investors" as such term is defined in Rule 501(a) of Regulation D of the Securities Act of 1933, as amended, and includes a natural person who has individual net worth, or joint net worth with the person's spouse, that exceeds $1 million, a natural person with income exceeding $200,000 in each of the two most recent years (or joint income with a spouse exceeding $300,000 for those years) and a reasonable expectation of the same income level in the current year, or any entity, all of the owners of which are themselves accredited investors.

Units will be sold only to California and Michigan residents that meet the requirements applicable to them. Even if a prospective investor represents that he or she meets the required suitability standards, we reserve the right to reject any portion or all of such subscription for any reason, including if we determine that the units are not a suitable investment for such prospective investor.

***Subscription Agreement***

Our subscription agreement, when signed and delivered by a prospective investor to us, will be an irrevocable offer by such prospective investor to purchase Units in the amount provided in the agreement. In the subscription agreement, each prospective investor will be required to make representations to us that such prospective investor has received a copy of this Offering Circular, and the appendices and any supplements to this Offering Circular; that the prospective investor understands the risks associated with an investment in the Units; that the prospective investor is purchasing Units for the purpose of investment and not for resale; that the prospective investor is aware that the Units are subject to significant restrictions on transfer; and that the prospective investor has had the opportunity to obtain advice of such prospective investor's legal counsel and accountants or other financial advisers with respect to the tax and other considerations relating to an investment in our Units.

In addition, the subscription agreement contains a statement that each prospective investor agrees to be bound by our Operating Agreement. The subscription agreement also requires information about the nature of the prospective investor's ownership, the prospective investor's residence, and the prospective investor's taxpayer identification or social security number. Subscription agreements are subject to approval and acceptance by us, and we reserve the right to reject any subscription in whole or in part for any reason in our sole discretion.

Prospective investors should review the representations and other provisions of the subscription agreement carefully before signing it.

***Advertising, Sales and other Promotional Materials***

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this offering, the Company or the Units and are not to be considered part of this Offering Circular. This offering is made only by means of this Offering Circular and prospective investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Units.

## LEGAL MATTERS

Legal matters in connection with this offering have been and will be passed upon for the Managing Member and the Company by Franklin, Weinrib, Rudell & Vassallo, P.C., 488 Madison Avenue, New York, New York 10022. The firm of Franklin, Weinrib, Rudell & Vassallo, P.C. also represents the Managing Member and by investing in the Company, prospective investors consent to such representation.

No prospective investor should construe the contents of this Offering Circular as legal advice and all prospective investors are encouraged to consult their own legal advisors for advice in connection with this offering.

## EXPERTS

The financial statements included in this Offering Circular have been audited by Berman & Company, P.A. to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

## TRANSFER AGENT

We will serve as our own transfer agent and registrar.

B BERMAN & COMPANY, P.A.
Certified Public Accountants and Consultants

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Managing Member of:
The Godspell LLC

We have audited the accompanying balance sheet of The Godspell LLC (a development stage company) as of January 31, 2010, and the related statements of changes in member's equity and cash flows for the period from January 25, 2010 (inception) to January 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Godspell LLC (a development stage company) as of January 31, 2010 and the results of its cash flows for the period from January 25, 2010 (inception) to January 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, there is substantial doubt about the Company's ability to continue as a going concern. Management's plan in regards to these matters is also described in Note 2.

Berman & Company, P.A.



Boca Raton, Florida
February 17, 2010

551 NW 77th Street Suite 107 • Boca Raton, FL 33487
Phone: (561) 864-4444 • Fax: (561) 892-3715
www.bermancpas.com • info@bermancpas.com

**The Godspell, LLC**
**(A Development Stage Company)**
**Balance Sheet**
**January 31, 2010**

**Assets**

| | |
|---|---|
| **Total Current Assets** | |
| Cash | $ 100 |
| **Total Assets** | 100 |

**Member's Equity**

| | |
|---|---|
| **Total Members' Equity** | $ 100 |

**The Godspell, LLC**
**(A Development Stage Company)**
**Statement of Changes in Members' Equity**
**For the Period from January 25, 2010 (Inception) to January 31, 2010**

| | Member's Equity |
|---|---|
| Issuance of member's unit to founder for cash | $ 100 |
| **Balance, January 31, 2010** | **$ 100** |

**The Godspell, LLC**
**(A Development Stage Company)**
**Statement of Cash Flows**
**For the Period from January 25, 2010 (Inception) to January 31, 2010**

| | |
|---|---|
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | |
| Proceeds from issuance of member unit | $ 100 |
| **Net Cash Provided By Financing Activities** | 100 |
| **Net Increase in Cash** | $ 100 |
| **Cash - Beginning of Period** | - |
| **Cash - End of Period** | $ 100 |
| **SUPPLEMENTARY CASH FLOW INFORMATION:** | |
| **Cash Paid During the Period for:** | |
| **Income Taxes** | $ - |
| **Interest** | $ - |

## Note 1 Organization, Nature of Operations and Summary of Significant Accounting Policies

The Godspell LLC (the "Company") was formed in the State of Delaware on January 25, 2010 as a limited liability Company. The Company is seeking to raise capital to stage a live dramatic presentation of the show *Godspell* in a Broadway, New York theatre (the "Musical").

The Company's year end will be December 31.

### Development Stage

The Company has yet to commence operations. The Company's financial statements are presented as those of a development stage enterprise. Activities during the development stage primarily include equity based financing and further implementation of the business plan. The Company has not generated any revenues since inception.

### Risks and Uncertainties

The Company operates in an industry that is subject to intense competition and change in consumer demand. The Company's operations are subject to significant risk and uncertainties including financial and operational risks including the potential risk of business failure.

### Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from estimates.

### Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. At January 31, 2010, the Company had no cash equivalents.

The Company minimizes its credit risk associated with cash by periodically evaluating the credit quality of its primary financial institution. The balance at times may exceed federally insured limits. At January 31, 2010, there were no balances that exceeded the federally insured limit.

**Income Taxes**

The Company elected to be taxed as a pass-through limited liability company under the Internal Revenue Code and was not subject to federal and state income taxes.

**Recent accounting pronouncements**

The Company adopted an accounting standard update regarding the determination of the useful life of intangible assets. As codified in ASC 350-30-35, this update amends the factors considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under intangibles accounting. It also requires a consistent approach between the useful life of a recognized intangible asset under prior business combination accounting and the period of expected cash flows used to measure the fair value of an asset under the new business combinations accounting (as currently codified under ASC 850). The update also requires enhanced disclosures when an intangible asset's expected future cash flows are affected by an entity's intent and/or ability to renew or extend the arrangement. The adoption did not have a material impact on the Company's financial statements.

The Company adopted a new accounting standard for subsequent events, as codified in ASC 855-10. The update modifies the names of the two types of subsequent events either as recognized subsequent events (previously referred to in practice as Type I subsequent events) or non-recognized subsequent events (previously referred to in practice as Type II subsequent events). In addition, the standard modifies the definition of subsequent events to refer to events or transactions that occur after the balance sheet date, but before the financial statements are issued (for public entities) or available to be issued (for nonpublic entities). It also requires the disclosure of the date through which subsequent events have been evaluated. The update did not result in significant changes in the practice of subsequent event disclosures, and therefore the adoption did not have a material impact on the Company's financial statements.

The Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 105-10, *Generally Accepted Accounting Principles – Overall* ("ASC 105-10"). ASC 105-10 establishes the *FASB Accounting Standards Codification* (the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative. The FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates ("ASUs"). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the bases for conclusions on the change(s) in the Codification. References made to FASB guidance throughout this document have been updated for the Codification.

The Company adopted FASB ASU No. 2009-05, *Fair Value Measurements and Disclosures (Topic 820)* ("ASU 2009-05"). ASU 2009-05 provided amendments to ASC 820-10, *Fair Value Measurements and Disclosures – Overall,* for the fair value measurement of liabilities. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain techniques. ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability. ASU 2009-05 also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. Adoption of ASU 2009-05 did not have a material impact on the Company's results of operations or financial condition.

**Note 2 Going Concern**

The Company intends to raise additional funds to finance its immediate and long-term operations through an exempt offering under Regulation A. The successful outcome of future financing activities cannot be determined at this time and there is no assurance that if achieved, the Company will have sufficient funds to execute its intended business plan or generate positive operating results. The Company may need to incur additional liabilities with certain related parties to sustain the Company's existence.

The Company will require additional funding to finance the growth of its current and expected future operations as well as to achieve its strategic objectives. The Company believes its current available cash along with anticipated revenues may be insufficient to meet its cash needs for the near future. There can be no assurance that financing will be available in amounts or terms acceptable to the Company, if at all. These factors, among others, raise doubt about the Company's ability to continue operations.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

## Note 3 Fair Value

The Company has categorized its assets and liabilities recorded at fair value based upon the fair value hierarchy specified by GAAP.

The levels of fair value hierarchy are as follows:

- Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access;

- Level 2 inputs utilize other-than-quoted prices that are observable, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs such as interest rates and yield curves that are observable at commonly quoted intervals; and

- Level 3 inputs are unobservable and are typically based on our own assumptions, including situations where there is little, if any, market activity.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the Company categorizes such financial asset or liability based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Both observable and unobservable inputs may be used to determine the fair value of positions that are classified within the Level 3 category.

There were no instruments requiring a fair value classification at January 31, 2010.

## Note 4 Front Money Investment

The Company's managing member, Davenport Enterprises, Inc. (the "Managing Member") entered into an agreement with a front money investor prior to the Company's formation (the "Front Money Agreement").

The Front Money Agreement provides that the front money investor advance to the Managing Member the sum of $85,000 to be used for pre-production and production activities relating to the Musical. The Front Money Agreement further provides that upon formation of the Company and its full capitalization, the front money investor shall become a member of the Company and that the front money investor's advance shall be considered a capital contribution to the Company in an amount equal to the advance. In exchange for providing the Managing Member with funds for the production, the Managing Member agreed to provide such front money investor with an enhanced participation in adjusted net profits of the Company from the Managing Member's share of adjusted net profits. If the Managing Member abandons production of the Musical then the Front Money Agreement provides that the only obligation of the Managing Member is to return to the front money investor the unused portion of the advance.

**Note 5 Subsequent Events**

The Company performed a review of subsequent events through February 17, 2010, the date the financial statements were issued, and concluded that events or transactions occurring during that period requiring recognition or disclosure were made.

**PART III EXHIBITS**

Item 1. Index to Exhibits.

2.1 Certificate of Formation of The Godspell LLC dated January 25, 2010.

2.2 Amended and Restated Operating Agreement of The Godspell LLC dated March 18, 2010.

4.1 Form of Subscription Package.

4.2 Form of Agreement with Accredited Investors Authorizing Immediate Use.

6.1 Form of Production Contract, in its current form.

6.2 Form of Agreement with the General Manager.

10.1 Consent of Berman & Company, P.A.

10.2 Consent of Franklin, Weinrib, Rudell & Vassallo, P.C. (contained in Exhibit 11.1)

11.1 Opinion of Franklin, Weinrib, Rudell & Vassallo, P.C.

12.1 Sales Material

Item 2. Description of Exhibits

2.1 Certificate of Formation of The Godspell LLC dated January 25, 2010.

2.2 Amended and Restated Operating Agreement of The Godspell LLC dated March 18, 2010.

4.1 Form of Subscription Package.

4.2 Form of Agreement with Accredited Investors Authorizing Immediate Use.

6.1 Form of Production Contract, in its current form.

6.2 Form of Agreement with the General Manager.

10.1 Consent of Berman & Company, P.A.

10.2 Consent of Franklin, Weinrib, Rudell & Vassallo, P.C. (contained in Exhibit 11.1)

11.1 Opinion of Franklin, Weinrib, Rudell & Vassallo, P.C.

12.1 Sales Material

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 13, 2010.

THE GODSPELL LLC

By: Davenport Theatrical Enterprises, Inc.
*its Managing Member*



By: ______________________
Name: Kenneth A. Hasija
Title: President of the Managing Member

This offering statement has been signed by the following person in the capacity and on the date indicated below.



______________________
Kenneth A. Hasija

Title: President of the Managing Member
Date: April 13, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. ~~1~~2
to
FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

THE GODSPELL LLC
Exact name of issuer as specified in its charter

DELAWARE
State or other jurisdiction of incorporation or organization

DAVENPORT THEATRICAL ENTERPRISES, INC.
250 WEST 49TH STREET
SUITE #301
NEW YORK, NY 10019
212 874-5348
Address, including zip code, and telephone number, including area code of issuer's principal executive office

DAVENPORT THEATRICAL ENTERPRISES, INC.
250 WEST 49TH STREET
SUITE #301
NEW YORK, NY 10019
212 874-5348
ATTENTION: ~~KEN DAVENPORT~~KENNETH A. HASIJA
Name, address, including zip code, and telephone number, including area code, of agent for service

| 7990 | 27-1743887 |
|---|---|
| Primary Standard Industrial Classification Code Number | I.R.S. Employer Identification Number |

**THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATIONS OF THE TERMS OF REGULATION A.**

**PART I**

ITEM 1. Significant Parties

| Name | Business Address | Residential Address |
|---|---|---|
| Davenport Theatrical Enterprises, Inc. (issuer's Managing Member) | 250 West 49th Street Suite #301 New York, NY 10019 | |
| Kenneth A. Hasija (p/k/a Ken Davenport)[1], the president of the issuer's managing member (issuer's officers) | Davenport Theatrical Enterprises, Inc. 250 West 49th Street Suite #301 New York, NY 10019 | 201 West 70th Street Apt 30G New York, NY 10023 |
| Davenport Theatrical Enterprises, Inc. (record owners of 5% or more of any class of the issuer's equity securities) | 250 West 49th Street Suite #301 New York, NY 10019 | |
| Davenport Theatrical Enterprises, Inc. (beneficial owners of 5% or more of any class of the issuer's equity securities) | 250 West 49th Street Suite #301 New York, NY 10019 | |
| Davenport Theatrical Enterprises, Inc. (promoters of the issuer) | 250 West 49th Street Suite #301 New York, NY 10019 | |
| Davenport Theatrical Enterprises, Inc. (affiliates of the issuer) | 250 West 49th Street Suite #301 New York, NY 10019 | |
| Franklin, Weinrib, Rudell & Vassallo, P.C. **(counsel to the issuer)** | 488 Madison Avenue, New York, New York 10022 | **N/A** |
| Reitler Kailas & Rosenblatt LLC **(counsel to the issuer)** | 885 Third Avenue New York, NY 10022 | **N/A** |

---

[1] ~~Kenneth A. Hasija will be referred to in Form 1-A by his professional name, Ken Davenport.~~

2 Workshare Professional comparison of interwovenSite://FWRVDMS01/imanage/310820/11 and interwovenSite://FWRVDMS01/imanage/310820/13. Performed on 4/14/2010.

ITEM 2. Application of rule 262

(a) None of the persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262

(b) N/A

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The securities will not be offered by underwriters, dealers or salespersons in any jurisdiction.

(b) The securities are to be offered other than by underwriters, dealers or salesmen in the following jurisdictions: New York, California, Connecticut, Illinois, Louisiana, Massachusetts, Michigan**, Minnesota** and New Jersey (subject to qualification in each of the aforementioned states, as and if necessary), by the following method: solicitation by **Kenneth Hasija, on behalf of** the Managing Member**,** through ~~its~~**his** personal contacts, the internet and word of mouth. **The securities have already been approved for qualification in California and Connecticut.**

ITEM 5. Unregistered Securities Issued or Sold Within One Year

~~N/A~~

**Davenport Theatrical Enterprises, Inc., the Company's Managing Member (the "Managing Member"), received an aggregate of $85,000 in "front money" from Todd Miller. The agreement memorializing the front money investment made between the Managing Member and Mr. Miller (the "*Front Money Agreement*") treats the front money as an advance of funds to the Managing Member. The Front Money Agreement further provides, among other things, that upon formation of the Company and its full capitalization, Mr. Miller shall become a member of the Company and that Mr. Miller's advance shall be considered a capital contribution to the Company in an amount equal to the advance. In exchange for providing the Managing Member with funds for the production of The Godspell, the Managing Member agreed to provide Mr. Miller with an enhanced participation in Adjusted Net Profits from the Managing Member's share of Adjusted Net Profits. If the Managing Member abandons the production then the Front Money Agreement provides that the only obligation of the Managing Member is to return to Mr. Miller the unused portion of the advance.**

**The Managing Member relied on the intrastate exemption available under 3(a)(11) of the Securities Act of 1933 based on the following: (i) the Managing Member is a corporation formed in the State of New York and doing business in New York, (ii) Mr. Miller is an individual whose principal residence is in the State of New York, (iii) no offers or sales for a front money investment in The Godspell were made to residents outside of New York, and (iv) Mr. Miller acknowledged that he has no intention of selling or otherwise transferring or assigning his interest in The Godspell and acquired it for investment purposes and not with a view to resale or distribution.**

ITEM 6. Other Present or Proposed Offerings

Davenport Theatrical Enterprises, Inc., the Company's Managing Member, anticipates the possibility of conducting Rule 506 offerings for two other theatrical productions during the following twelve (12) months.

ITEM 7. Marketing Arrangements

(a) There are no arrangements known to the issuer or to any person named in response to Item 1 above to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution, to stabilize the market for any of the securities to be offered, or for withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There will be no underwriter for the offering.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

The issuer will not use a solicitation of interest document.

## PART II

## OFFERING CIRCULAR

(SUBJECT TO COMPLETION)

**[**Dated:___________, 2010**]**

This Offering Circular may not be used for a period of more than nine (9) months from the above date.

## THE GODSPELL LLC
## 50,000
## Units

This Offering Circular relates to our offering of up to 50,000 units (each, a "*Unit*") representing limited liability company membership interests in The Godspell LLC (the "*Company*", "*we*" or "*us*"). **with its executive office located at 250 West 49th Street, Suite #301, New York, NY 10019, 212 874-5348.** The Units are offered at $100 each on a best efforts basis, **with a minimum investment of $1,000,** and there can be no assurance that all of the Units offered will be subscribed for. However, at least 45,000 Units (representing proceeds of $4,500,000) must be sold for the offering to close the minimum offering**, although accredited investors (as such term is defined in Regulation D of the Securities Act of 1933, as amended) have the option of authorizing immediate use of their investment, as further described in this offering circular**. The offering will commence promptly after the date of this Offering Circular and will terminate on the earliest of (i) nine months from the date of this Offering Circular, (ii) the first paid public performance of the Broadway revival of "Godspell" which we intend to produce, or (iii) the sale of all 50,000 Units being offered. We will pay all expenses incurred in this offering.

The proceeds of this offering will be deposited in a special bank account in trust until the Minimum Offering is completed, at which time all of such proceeds will be available to us for our business operations. If the Minimum Offering is not received within nine months of the date of this Offering Circular, we will promptly return the proceeds to subscribers without interest.

There will be no underwriter involved in the sale of the Units. No broker-dealer is participating in this offering and no sales commission will be paid to any person in connection with this offering. We intend to offer the Units through Davenport Theatrical Enterprises, Inc. (the "*Managing Member*"). The Managing Member will not be paid any commission for such sales. Our Units are not listed on any national exchange or on the over the counter inter-dealer quotation system. There is no market for the Units, and~~ they will be subject to substantial restrictions on resale or transfer~~ under the terms of the Company's operating agreement (the "*Operating Agreement*"). **the Units may not be sold, transferred, assigned, pledged or disposed of, in whole or in part, without the prior written consent of the Managing Member.**

**These are speculative securities. Investment in the units involves significant risks. You should purchase these securities only if you can afford a complete loss of your investment. See, *Risk Factors* beginning on page 14.**

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES

OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

| | Offering Price | Underwriting Discounts and Commission | Proceeds to Company (1) |
|---|---|---|---|
| Minimum Investment | $1,000 | None | $1,000 |
| Minimum Offering (2) | $4,500,000 | None | $4,500,000 |
| Maximum Offering | $5,000,000 | None | $5,000,000 |

(1) Before deducting expenses of the offering which are estimated to be approximately $150,000.90,000.
(2) Accredited investors (as such term is defined in Regulation D of the Securities Act of 1933, as amended) may at their option authorize immediate use of their investment. In exchange for granting the Company that right, such accredited investor authorizing immediate use will be entitled to an enhanced participation as further described in this offering circular.

## IMPORTANT NOTICES TO INVESTORS

**INVESTMENT IN THE COMPANY INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT PURCHASE UNITS UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. PLEASE SEE "*RISK FACTORS*" BEGINNING ON PAGE 14 TO READ ABOUT IMPORTANT RISKS YOU SHOULD CONSIDER BEFORE PURCHASING UNITS.**

**THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF THE UNITS OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF THIS OFFERING CIRCULAR OR ANY SALES LITERATURE. THE UNITS ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE UNITS ARE EXEMPT FROM REGISTRATION.**

**THE OFFERING CIRCULAR IS NOT AN OFFER TO SELL UNITS AND IT IS NOT SOLICITING AN OFFER TO BUY UNITS IN ANY STATE WHERE THE OFFER OR SALE OF THE UNITS IS NOT PERMITTED.**

**THE UNITS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS, NOR HAS THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.**

**THE ATTORNEY GENERAL OF THE STATE OF NEW YORK DOES NOT PASS ON THE MERITS OF THIS OFFERING.**

**IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THE UNITS HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.**

**THE UNITS HAVE NOT BEEN QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE OR JURISDICTION. WE PLAN TO QUALIFY THE OFFERING WITH THE CALIFORNIA, CONNECTICUT, ILLINOIS, MASSACHUSETTS, MICHIGAN, NEW JERSEY AND NEW YORK STATE SECURITIES REGULATORY BODIES AND SUCH OTHER STATE SECURITIES REGULATORY BODIES AS WE MAY DETERMINE FROM TIME TO TIME. WE MAY ALSO OFFER OR SELL UNITS IN OTHER STATES IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE LAWS OF THOSE OTHER STATES.**

**NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.**

~~**THE DELIVERY OF THIS OFFERING CIRCULAR SHALL NOT, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS OFFERING CIRCULAR OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY SUBSEQUENT TIME.**~~

## TABLE OF CONTENTS

## OFFERING CIRCULAR SUMMARY

***This summary highlights information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all of the information that you should consider before investing in our Units.***

***You should carefully read the entire Offering Circular, especially concerning the risks associated with an investment in our Units discussed under "Risk Factors."***

***Unless we state otherwise, the terms "we", "us", "our", "Company", "management", or similar terms collectively refer to The Godspell LLC, a Delaware limited liability company. Some of the statements in this Offering Circular are forward-looking statements. See "Special Note Regarding Forward-Looking Statements."***

### Our Business

*General*

The Godspell LLC is a development stage company that was formed on January 25, 2010, as a Delaware limited liability company. The sole purpose of the Company is to produce a Broadway revival (the "*Broadway Production*") of the musical play "Godspell" (the "*Musical*") and to exploit all other rights in the Musical that we acquire from its authors. Since we were recently formed, we have a limited operating history and have generated no revenue.

Our managing member, Davenport Theatrical Enterprises, Inc. (the "*Managing Member*"), will also act as the producer of the Broadway Production and, therefore, will have control over the production and marketing of the Broadway Production. Our Managing Member is owned and controlled solely by Kenneth A. Hasija (professionally known as Ken Davenport). Investors in the Company will be those persons who purchase Units in accordance with the terms of this offering ("*Investors*"). If the Managing Member purchases Units, the Managing Member will also be an Investor **and any amount so invested by the Managing Member will count towards meeting the minimum offering amount of this offering**.

We plan to mount the Broadway Production no earlier than June 1, 2010 and no later than December 31, 2011. We anticipate that the Broadway Production will be presented in a relatively small Broadway theater (such as the Circle in the Square or the Booth Theater, both of which have a seating capacity of fewer than 800 seats). However, no license has been entered into with any Broadway theater. The Broadway Production is intended to be presented in an open-ended run, which means that there will be no set closing date for the Broadway Production. Rather, it will continue to run for as long as ticket sales are adequate.

The Company will comply with all applicable financial reporting requirements including Article 23 of the New York Arts and Cultural Affairs Law and accounting regulations issued by the Attorney General of the state of New York.

*The Musical*

The book of the Musical was written by John-Michael Telebak, and the music and lyrics were written by Stephen Schwartz. The Musical was inspired by the Gospel of Matthew and draws on various theatrical traditions in an effort to present a unique reflection on the life of Jesus, with a message of kindness, tolerance and love. It was first presented off-Broadway in 1971, transferred to Broadway in 1976, and has since been presented commercially and in stock and amateur productions throughout the world. There has never been a Broadway revival of the Musical, although in 2000 there was a three-month Off-Broadway revival.

**The Offering**

| | |
|---|---|
| ***Issuer*** | The Godspell LLC, a development stage limited liability company |
| ***Security offered*** | Units representing limited liability company membership interests ("*Units*") |
| ***Price per Unit*** | $100 |
| ***Minimum Offering*** | $4,500,000 (45,000 Units) (the "*Minimum Offering*") |
| ***Maximum Offering*** | $5,000,000 (50,000 Units) (the "*Maximum Offering*") |
| ***Minimum investment*** | $1,000 Dollars (i.e., ten Units at $100 per Unit) |
| ***Offering Period*** | The offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (i) nine months from the date of this Offering Circular, (ii) the first paid public performance of the Broadway Production, or (iii) the sale of all 50,000 Units being offered. |
| ***Distributions*** | Investors will be entitled to a pro-rata share of the available funds of the Company (i.e., the cash remaining after the establishment or replenishment of any cash reserve deemed necessary by the Managing Member and after the payment or reasonable provision for the payment of all debts, liabilities, taxes and contingent liabilities of the Company). Available funds will be distributed, exclusively to the Investors until their investments in the Company shall have been fully repaid. Thereafter, Investors will be entitled to a pro-rata share of 50% of the available funds and the Managing Member will be entitled to the other 50%. **No distributions will be made until the amount to be distributed to each Investor exceeds $5.00 per Unit (except that such limitation will not apply to the Company's final distribution to Investors).** *See,* |

*Distributions.* ***No assurance can be made as to the timing or amount of cash distributions to the Investors.***

| | |
|---|---|
| *Accredited Investors* | **Accredited Investors may authorize the Company to immediately use their investment for pre-production or production purposes before the Company receives the Minimum Offering. In exchange for providing the Company with funds for immediate use, the Company will provide such Accredited Investors, solely out of the Managing Member's share of Adjusted Net Profits, an amount equal to 20% of the Adjusted Net Profits to which such Accredited Investor would be entitled to as an ordinary investor.** |
| ***Use of proceeds*** | The net proceeds of the offering will be used to fund the Broadway Production (including reimbursement of the Managing Member for production expenses borne by it). *See, Use of Proceeds.* |
| ***Transfer Restrictions*** | The Units may not be sold, transferred, assigned, pledged or disposed of, in whole or in part, without the prior written consent of the Managing Member. Any attempt to transfer Units without the consent of the Managing Member shall be null and void. |
| ***Risk Factors*** | An investment in the Company is highly speculative and involves substantial risks. Prospective investors should carefully review and consider the factors described under *Risk Factors* below. |

We plan to qualify the offering only with the California, Connecticut, Illinois, Massachusetts, Michigan, **Minnesota,** New Jersey and New York state securities regulatory bodies and such other state securities regulatory bodies as we may determine from time to time. We may also offer or sell Units in other states in reliance on exemptions from the registration requirements of the laws of those other states. However, we may not generally solicit investors in any jurisdiction that this offering is not qualified in or in states that allow general solicitation under an exemption from registration. Our Managing Member will be offering the Units on our behalf directly to prospective investors without the use of an underwriter. We will not pay commissions to our Managing Member for these sales.

### Suitability of Certain Investors

Investing in the Units involves a high degree of risk.

Due to that high degree of risk,

- the Securities Regulation Division of the California Department of Corporations requires that California residents who wish to purchase Units must have not less than (i) a $60,000 liquid net worth (exclusive of home, home furnishings and automobile) plus $60,000 gross annual income, or (ii) a $225,000 liquid net worth**; and**

- **the Office of Financial and Insurance Regulation of the State of Michigan requires that Michigan residents who wish to purchase Units must be "accredited investors" as such term is defined in Rule 501(a) of Regulation D of the Securities Act of 1933, as amended, and includes a natural person who has an individual net worth, or joint net worth with the person's spouse, that exceeds $1 million, a natural person with income exceeding $200,000 in each of the two most recent years (or joint income with a spouse exceeding $300,000 for those years) and a reasonable expectation of the same income level in the current year, or any entity, all of the owners of which are themselves accredited investors**.

Units will be sold only to California **and Michigan** residents that meet ~~these~~**the** requirements **applicable to them**. Even if a California **or Michigan** resident represents that he or she meets the required suitability standards, we reserve the right to reject any portion or all of such subscription for any reason. *See, Plan of Distribution — State Qualification and Suitability.*

As a general principle, all Investor funds will be held in a special bank account, in trust, and will not be utilized until the Minimum Offering is completed. If the Minimum Offering is not completed within nine months of the date hereof, the funds in the special bank account will **promptly** be returned to Investors, without interest. *See, Distributions.* Notwithstanding the foregoing, we reserve the right to ~~negotiate and~~ agree in writing with a limited number of Accredited Investors **at the time of their investment in the Company** for the right to immediately use their investments for pre-production or production purposes prior to completion of the Minimum Offering. **In exchange for providing us with funds for immediate use, in addition to all other rights as an Investor, we will pay to such Accredited Investor, solely out of the Managing Member's share of Adjusted Net Profits, an amount equal to twenty percent (20%) of the Adjusted Net Profits to which such Accredited Investor would be entitled as an ordinary investor.** The term "Accredited Investor" is defined in Rule 501 of Regulation D **of the Securities Act of 1933, as amended**, and includes a natural person who has individual net worth, or joint net worth with the person's spouse, that exceeds $1 million, a natural person with income exceeding $200,000 in each of the two most recent years (or joint income with a spouse exceeding $300,000 for those years) and a reasonable expectation of the same income level in the current year, or any entity, all of the owners of which are themselves Accredited Investors. ~~No~~ Accredited ~~Investor~~**Investors** will **not** be required to authorize us to make immediate use of their investments, and absent a written agreement specifically authorizing immediate use, the investments of Accredited Investors also will be placed in the special bank account (not to be used until either the Minimum Offering is achieved or the offering is abandoned and investments are returned). ~~There~~**Other than the potential increase in Adjusted Net Profits (and there may not be any Adjusted Net Profits), there** is no advantage to an Accredited Investor in authorizing immediate use of funds ~~unless such~~

~~advantage is specifically negotiated with and agreed to by the Managing Member. In fact, absent such an agreement~~**. In fact, in spite of the potential increase in Adjusted Net Profits**, the Accredited Investor incurs a distinct disadvantage and risk since if the Minimum Offering is not achieved, the Accredited Investor's funds could be expended without the Broadway Production ever taking place, and neither the Company ~~not~~**nor** the Managing Member will have any obligation to return funds that have been expended. Any special arrangement ~~negotiated~~ between the Company and Accredited Investors who authorize immediate use of their funds will not impact the financial return to other Investors. In other words, any financial advantage that may be provided will come entirely from the Managing Member's financial entitlements. *See, Procedures for Subscribing.*

## Summary Financial Information

| Balance Sheet Data | From inception January 25, 2010, to January 31, 2010 (Audited). |
|---|---|
| Cash | $100 |
| Total Assets | $100 |
| Total Members' Equity | $100 |

## Corporate Information

We are a Delaware limited liability company. We maintain principal executive offices at the office of our managing member, Davenport Theatrical Enterprises, Inc., at 250 West 49TH Street, Suite #301, New York, NY 10019. Our telephone number is 212 874-5348. Our website address is http://www.godspell.com, and the website of our Managing Member is http://www.davenporttheatrical.com. The information in either of these websites is not part of this Offering Circular.

## Definitions

Certain terms that are part of theatrical parlance also are used throughout this Offering Circular. The following are some of those terms:

"*Adjusted Net Profits*" means Net Profits, as reduced by any compensation paid to third parties that is measured by Net Profits.

"*Gross Receipts*" means all sums derived by the Company from any source whatsoever from the exploitation of the Musical, including all proceeds derived by the Company from the liquidation of the physical production of the Musical at the conclusion of the run thereof and from the return of bonds and other recoverable items included in Production Expenses.

*"Investor Recoupment"* means the point at which Investors have received distributions equal to their investments in the Company. Following Investor Recoupment, any additional distributions will be of Adjusted Net Profits and will be divided 50% to all Investors and 50% to our Managing Member.

"*Net Profits*" means the excess of Gross Receipts over all Production Expenses, Running Expenses and Other Expenses (excluding any compensation paid to third parties that is measured by Net Profits).

"*Other Expenses*" means all expenses of whatsoever kind or nature other than Production Expenses and Running Expenses actually and reasonably incurred in connection with the operation of the business of the Company, including, but without limiting the generality of the foregoing, monies paid or payable in connection with claims for plagiarism, libel or negligence.

"*Production Expenses*" means fees of directors, designers, cost of sets, curtains, drapes, costumes, properties, furnishings, electrical and sound equipment, premiums for bonds and insurance, cash deposits with Actors' Equity Association or other similar organizations to which, according to custom or usual practices of theatrical business, such deposits may be required to be made, the fees and advances to the author, rehearsal charges and expenses, transportation charges, cash office charge, legal and auditing fees and expenses, advance advertising and publicity, theatre costs and expenses, and all other expenses and losses of whatever kind (other than expenditures precluded hereunder) actually incurred in connection with the production through the official opening of the Musical in New York City, including any out-of-town and preview losses.

*"Recoupment"* or *"100% Recoupment"* means the point at which Net Profits are first realized. This may precede the point at which Investor Recoupment **(the point at which Investors have received distributions equal to their investments in the Company)** occurs. Increases in the financial entitlements of royalty participants often are triggered by the achievement of Recoupment and amounts in excess of Recoupment such as ~~*"110% Recoupment,"*~~ *"150% Recoupment,"* and *"200% Recoupment."*

"*Running Expenses*" means all expenses, charges and disbursements of whatsoever kind actually incurred as "running expenses" of the Broadway production of the Musical, including, but without limiting the generality of the foregoing, authors' royalties, compensation to be paid to the cast, general manager and producer (including, without limitation, an executive producer fee), director's, choreographer's, designers' and music staff royalties, salaries of orchestra, and miscellaneous stage help, transportation charges, cash office charge, advertising and publicity, rentals, miscellaneous supplies, legal and auditing expenses, press agent fees, theatre operating expenses, and all other expenses and losses of whatever kind actually incurred in connection with the operation of the Musical, and taxes of whatsoever kind or nature other than taxes on the incomes of the respective Investors and the Managing Member.

## RISK FACTORS

### Risks Related to Our Business

**1. Investing in a Broadway production is a high risk investment.**

Many Broadway productions result in the loss to investors of one hundred percent (100%) of their investment, and most Broadway productions fail to recoup their production costs. Producing a particular theatrical production is a highly speculative enterprise, carrying a substantial risk that the venture will be unprofitable and that the investors will lose all or a large part of their investment. No assurances of any nature can be made that the Broadway Production will be financially successful, and if it is financially unsuccessful, we have no alternative lines of business to fall back on Investors should purchase Units only if they can afford the loss of their investment.

**2. ~~We are totally dependent upon the proceeds of this offering~~If we do not receive the Minimum Offering we will not be able to fund our business.**

We will fund the Broadway Production entirely from the net proceeds of this offering. If we do not achieve at least the Minimum Offering of $4,500,000, we will abandon our production efforts. If we achieve the Minimum Offering but not the Maximum Offering, we will need to cut back on certain expenditures, such as for marketing, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

**3. ~~Cash~~You may not receive any distributions~~ are not assured~~.**

We will be in a position to make cash distributions only if we generate revenues from the Broadway Production that exceed the cost of running it. Even if the Broadway Production generates operating profits, there is no assurance that distributions will be made. Our Operating Agreement gives our Managing Member discretion to establish and replenish reserves, which will reduce the funds available for distributions. We can provide no assurance that we will ever make any cash distributions, and even if we do make such cash distributions, we can provide no assurance as to the timing and amount of such cash distributions.

**4. We reserve the right to obtain loans which may result in a delay in the making of any cash distribution or the complete loss of the Investors' investment.**

If the funds budgeted for the Broadway Production prove to be insufficient, then we may attempt to secure loans. If production expenses exceed the amount that has been budgeted and we are unable to secure loans, we may be unable to open the Broadway Production. And if the Broadway Production is not operating profitably and we are unable to secure loans to cover operating losses, we will need to close the Broadway Production. We will be obligated to repay any loans that we obtain in full (with or without interest, as agreed) before any distributions are made to Investors. Consequently, there may be insufficient funds to both repay loans and make distributions to Investors and, at a minimum, distributions to Investors will be delayed.

**5. ~~Important~~The risk that the Broadway Production will not be mounted is heightened due to fact that important contracts have not yet been signed, and key personnel have not yet been selected~~, and we have no contract with a Broadway theater~~.**

Although the Production Contract has been fully negotiated and all of the material terms agreed to, because it has not yet been signed there is the possibility that certain of the terms we anticipate may change. Similarly, we have reached an agreement in principle with our general manager, but no agreement has yet been executed. Contracts with key personnel, such as the actors, the director, the musical director, the choreographer and the designers have not been entered into. In fact, most of such personnel have not yet been selected, and there can be no assurance that the persons we would most like to work with will be available for the Broadway Production or, if they are available, that we will be able to reach terms with them. In addition, we have no agreement with a Broadway theater. Currently, there is competition among theatrical producers to secure a Broadway theater. Our plans call for the Broadway Production to be produced in a relatively small Broadway theater, which narrows the range of potential theaters. Accordingly, there can be no assurance that we can secure a license for a Broadway theater when we want or, if such a theater is available, that we can secure it on terms that are favorable to the Company.

**6. We will pay compensation to third parties that is measured by Net Profits which reduces the Adjusted Net Profits available to Investors.**

We have agreed to pay the author from 5% to 8% of our Net Profits, and to pay our general manager 1~~% to 2~~% of Net Profits. As a result, the Adjusted Net Profits **(i.e., the Net Profits of the Company which remain after payments to third parties of Net Profits)** available for distribution to Investors and the Managing Member following recoupment will be limited to between 94% and 90% of Net Profits. Furthermore, we reserve the right to pay compensation in the form of Net Profits to others (e.g., to a well-known director or performer), which would have the effect of further reducing Adjusted Net Profits. Of course, there can be no assurance that the Broadway Production will generate any Net Profits.

**7. ~~Our potential~~Because the Broadway Production is a revival of a previously produced play, we have an entitlement to ~~receive~~share only in Excess Subsidiary Rights Income ~~is limited.~~~~Since the Broadway Production is a revival, any participation in the author's~~and not in all subsidiary rights income~~ that we obtain will be limited.~~.**

If we have presented a minimum number of performances in the United States and Canada, we are entitled to share in 25% of **the author's** excess stock and amateur subsidiary rights earnings in the United States and Canada until 7 years following the close of the last company of the Musical produced, leased or licensed by us in the United States and Canada, and we may also earn a share of such income in other territories (collectively, "*Excess Subsidiary Rights Income*"). Production companies typically secure a ~~much greater~~**participation in all** subsidiary rights ~~participation~~ when they produce a new musical, but **because** we are producing a revival **our interest is limited to Excess Subsidiary Rights Income**. Even if we become entitled to **a share of** Excess Subsidiary Rights Income, there is no way of knowing how much, if any, income we will derive since our participation is conditioned on there being an increase in stock and amateur earnings following the Broadway Production as compared to the five year period preceding it.

**8. We may sell our entitlement to Excess Subsidiary Rights Income~~.~~ to save on administrative costs, but will be difficult to fairly value our entitlement.**

Because our entitlement to Excess Subsidiary Rights Income will continue long after we have ceased to produce the Musical, we may determine that it is not cost effective to keep the Company in operation and to continue to provide Investors with financial reports and distributions solely in respect of Excess Subsidiary Rights Income. Accordingly, we reserve the right to sell our entitlement to Excess Subsidiary Rights Income for a lump sum cash payment which would then allow us to end the Company's operations and make a final distribution to Investors. Any such sale will be on terms deemed fair by the Managing Member. However, since the determination of a price will involve an estimate of uncertain future income streams, it will be difficult to establish a price and, in retrospect, it may appear that the Company was overpaid or it may appear that its entitlement to Excess Subsidiary Rights Income was sold for too little. Investors also should note that the Managing Member may be the purchaser of Excess Subsidiary Rights Income.

**~~9. Ken Davenport controls our Managing Member and is essential to our operations.~~**
**9. If we were to lose the services of Kenneth A. Hasija we would be unable to continue operations and we would likely abandon the Broadway Production.**

We are completely dependent on the services of ~~Ken Davenport~~**Kenneth A. Hasija**, who is the sole owner and officer of our Managing Member. Were he to become unavailable due to death or disability, that loss would have a material adverse effect on us. We have no key man life insurance policy on Mr. ~~Davenport,~~**Hasija** and do not intend to secure one. Although Mr. ~~Davenport~~**Hasija** has extensive theatrical experience, and has successfully produced plays and musicals off-Broadway (*See, Management*), he has not previously been the lead producer of a Broadway production.

**10. ~~Conflicts~~The conflicts of interest ~~exist~~ in the structure and operation of the Company may result in the Managing Member making decisions which benefit the Company or the Managing Member but do not benefit the Investors.**

The interests of the Managing Member may be in conflict with Investors' interests because the Managing Member will receive weekly fees and royalties for serving as the producer of the Broadway Production and, also, for providing marketing and internet marketing services to the Company. Accordingly, because the Managing Member will be entitled to ongoing fees, the Managing Member may wish to keep the Broadway Production running when it is not operating profitably and it would be in the best interests of Investors for the Broadway Production to close. **The Managing Member also has the right to decide whether the Company will sell its right to Excess Subsidiary Rights Income and the price at which the Company will sell such right. The Managing Member may also purchase the Company's entitlement to Excess Subsidiary Rights Income.** Furthermore, the obligations of the Managing Member to us are not exclusive. The Managing Member is involved in other theatrical and entertainment-related projects as well as in other business activities. Liabilities incurred and commitments undertaken by the Managing Member with respect to projects other than our business could adversely affect its ability to manage the Broadway Production. Moreover, the Managing Member is expected to engage in the production of other theatrical productions for its own account even while the Company is operating.

## Risks Related to Our Industry

**11. Ticket sales for Broadway productions may be negatively impacted by the economy and the opinions of critics and fewer ticket sales means less profits, if any.**

Ticket prices for Broadway productions are high relative to competing forms of entertainment (such as movies). Consequently, the sale of tickets to Broadway productions may suffer if the public explores less expensive entertainment options in an unfavorable economic environment. Also, given the relatively high price for theater tickets, theater-goers often make decisions regarding which show to see based on the reviews of Broadway critics. We will have no control over critics' reviews of the Broadway Production. If the Broadway Production does not receive positive reviews, such reviews may inhibit our ability to sell tickets, and the Broadway Production may have to close earlier than expected.

**12. We face intense competition, which may make it difficult to sell enough tickets to operate profitably.**

We face intense competition from other theatrical producers and presenters in attracting creative, business and technical personnel for the Broadway Production. Many of our competitors have substantially greater experience, assets and financial and other resources than we do and have worldwide producing organizations in place. In addition, we will face competition from other plays and musicals on offer at the same time as the Broadway Production as well as competition from other forms of entertainment available to individuals, including, without limitation, movies.

**13. Strikes by unions can shut down Broadway and our ability to make money during any such strike will be severely limited.**

Musicians, stage hands, actors, and many other Broadway personnel belong to unions. Such unions have entered into collective bargaining agreements with the Broadway League, a trade association that includes producers and theater owners. If terms cannot be reached for the extension of an expiring collective bargaining agreement, there is the possibility that the applicable union will go on strike or that members of the Broadway League may lock out the union members. Both possibilities have occurred in the past. Either a strike or a lock-out could seriously disrupt the opening of the Broadway Production or, if it already has opened, the continuation of the Broadway Production, particularly if any work stoppage extends for more than a few days.

## Risks Related to the Offering

**14. Production of the Broadway Production may be abandoned before Investors achieve their investment objective.**

We have the right to abandon the Broadway Production at any time that the Managing Member deems to be in the best interest of the Company. In the unlikely event that such abandonment occurs after receipt of the Minimum Offering but before the opening of the Broadway Production, then each Investor must be prepared for the loss of all or substantially all of such Investor's investment. After the opening of the Broadway Production, the Managing Member may elect to abandon the Broadway Production if it is not operating profitably or for any other reason that the Managing Member deems reasonable. Furthermore, under the terms of most Broadway theater licenses, if tickets sales fall below a stipulated level for a specified period of time (usually two weeks), the theater owner has the right to terminate the theater license which, effectively, would mean the end of the Broadway Production since the cost of transferring the Broadway Production to another theater (were one available) is likely to be prohibitive.

**15. Risks will be greater if we only complete the Minimum Offering.**

Based on the production budget which we have developed in consultation with our general manager, the minimum amount required to produce the Broadway Production is $4,500,000, which is $500,000 less than the Maximum Offering of $5,000,000. Capitalizing the Company at the Minimum Offering level will mean that we will have less of a reserve and minimal funds available for marketing, thereby increasing the likelihood that we would have insufficient funds to meet contingencies or to promote the Broadway Production at an appropriate level. Thus, if only the Minimum Offering is achieved, there will be an increased risk that the Broadway Production will close earlier than would have been the case had the Maximum Offering been achieved.

**16. Accredited Investors authorizing immediate use of funds may lose their entire investment without the mounting of the Broadway Production.**

If an Accredited Investor purchases Units and, in writing, authorizes immediate use of his or her investment, such investment may be expended without the Broadway Production ever taking place if the Minimum Offering is not achieved (although there can be no assurance that the Broadway Production will take place even if the Minimum Offering is achieved). Neither the Company nor the Managing Member will have any obligation to return funds authorized for immediate use that have been applied toward the Broadway Production. ~~Given~~**In order to compensate for** the ~~significantly increased risk of loss, there is no advantage to entering into such an arrangement, unless an advantage is specifically negotiated with and agreed to by the Managing Member~~**increased risk of loss to an Accredited Investor authorizing immediate use, we will offer to pay such Accredited Investor, solely out of the Managing Member's share of Adjusted Net Profits, an amount equal to twenty percent (20%) of the Adjusted Net Profits to which such investor would be entitled to as an ordinary investor**.

**17. Investment funds will be tied up, and Investors must waive their right to receive interest on their investments.**

All Investors must waive any right to receive interest on their investments and authorize the Company to make immediate use of any such interest. If the Minimum Offering is never achieved, Investors will have had no use of their funds since the dates their investments were made, and Investors (other than Accredited Investors, if any, who have authorized immediate use of the investments) will receive such funds back without any interest.

**18. The Management of the Company will reside solely with the Managing Member and Investors will ~~not participate in~~have no influence on the decisions of the Company'~~s management~~.**

The Managing Member will have exclusive control over our operations, and Investors will have no right to participate in management. Investors must therefore rely exclusively on the judgment of the Managing Member to manage our affairs. Furthermore, Investors may not hold the Managing Member responsible for acts or omissions made in good faith and within the scope of its authority as Managing Member, and in no event will the Managing Member have any liability to Investors if the Broadway Production is unsuccessful.

**19. We cannot assure you that we will make any distributions, and no distributions will be made if less than $5.00 per Unit.**

Distributions will be made only if the Broadway Production is financially successful and our Managing Member has determined that our reserves are sufficient to permit distributions to be made. Consequently, there can be no assurance as to when or whether distributions to the Investors will be made. Furthermore, as a matter of administrative convenience, even if funds are available, no distributions will be made until the amount to be distributed is in excess of $5.00 per Unit **(except that this limitation will not apply to the final distribution made to Investors)**.

**20. ~~This offering is a best efforts offering by the Company and there are no firm commitments.~~There is no assurance that the Minimum Offering will be achieved and if it is not achieved, we will abandon the Broadway Production.**

This offering is made on a best efforts basis by us. No commitment exists by anyone to purchase all or any part of the Units being offered hereby. Therefore, there is no assurance that the Minimum Offering will be completed. If the Minimum Offering is completed but less than the $5,000,000 Maximum Offering is achieved, there may be additional risks. *See, Risk Factor Number 15.*

**21. The Units offered will be illiquid investments and subject to limits of transferability.**

The Units may not be transferred unless the Managing Member gives its prior written consent. There is no market for the Units, and it is not intended that such a market will develop since we have no plans to register the Units. Therefore, Investors should only make a purchase of Units for investment purposes and must be prepared to bear the economic risk of this investment for an indefinite period of time.

**22. ~~No withdrawal from~~Once your investment is accepted, you will have no right to withdraw from the Company and receive your investment back.**

Once an investment has been approved by us and a prospective ~~investors~~**investor** becomes an Investor, an Investor cannot withdraw and demand the return of the investment.

**23. Investors are only investing in the Broadway Production and do not have the right to invest in touring companies or other licensed productions of the Musical, which limits the potential income stream for Investors.**

If the Broadway Production is a success, the Company will have the option to license the right to produce additional first class commercial productions of the Musical in North America, in the British Isles, and in Australia and New Zealand. If the Manager chooses to exercise any such options, licensees will be required to pay an appropriate license fee to the Company. No Company funds will be invested in licensed companies, and our Operating Agreement does not give Investors a right to invest in a licensed company even if it is organized and controlled by the Managing Member. However, the Managing Member reserves the right to make investment opportunities available to some, but not all, Investors, in its discretion.

**24. ~~Possible repayment by Investors of~~You may have to repay prior distributions.**

If the Company makes a distribution to Investors and such distribution results in the Company's liabilities being greater than its assets, ~~any~~ Investors who were aware that the distribution would have that effect on the Company may be required to return such distribution. *See, Distributions.*

## Tax Risks

***This offering is not a tax shelter and is not intended to confer tax benefits on Investors. The Company intends to engage accountants who regularly service theatrical production companies, and the Company's net income or net loss for federal income tax purposes will be determined in accordance with customary theatrical accounting practice. Tax-related risks which Investors should be aware of are identified below.***

**25. Investors' tax liability may exceed cash distributions.**

Distributions of cash to the Investors will depend upon our profitability and cash needs. Investors must recognize that they will be deemed to have received taxable income equal to their pro rata share of the Company's net income (as determined for United States income tax purposes), regardless of whether we make any cash distributions. Thus, we cannot assure Investors that they will receive cash distributions equal to their allocable share of our taxable income or even the tax liability due on such allocable share. Further, Investors may incur a tax liability in excess of the amount of cash received upon the sale of their Units.

**26. There is the possibility of a tax audit.**

We cannot assure investors that our tax returns will not be audited by a taxing authority or that an audit will not result in adjustments to our returns. Any adjustments resulting from an audit may require Investors to file an amended tax return and to pay additional taxes plus interest, which generally is not deductible, and might result in an audit of each Investor's own return.

**27. There is a possibility of the IRS challenging allocations of profit and loss.**

No assurance can be given that the IRS will not successfully challenge the allocations in our Operating Agreement and reallocate items of income, gain, loss, deduction and credit. Such a challenge could result in certain of the tax benefits to Investors being reduced or eliminated.

***You are strongly urged to consult your own tax advisers as to the tax consequences of investment in the Company.***

## SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These statements include, but are not limited to:

- statements as to the anticipated timing of business developments;
- expectations as to the adequacy of our cash balances and the proceeds of this offering to support our operations for specified periods of time and as to the nature and level of cash expenditures;
- estimates as to the time it will take to recoup an investor's capital contribution;
- estimates of how we intend to use the net proceeds of this offering.

These statements may be found in the sections of this Offering Circular entitled *Offering Circular Summary, Risk Factors, Use of Proceeds, Distributions, Management's Discussion and Analysis of Financial Condition and Results of Operations,* and *Description of the Company's Business,* as well as in this Offering Circular generally. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in *Risk Factors* and elsewhere in this Offering Circular.

In addition, statements that use the terms "can", "continue", "could", "may", "potential", "predicts", "should", "will", "believe", "expect", "plan", "intend", "estimate", "anticipate", and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this Offering Circular reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

## USE OF PROCEEDS

The net proceeds to us from the sale of up to 50,000 Units offered at an offering price of $100 per Unit will vary depending upon the total number of Units sold. Regardless of the number of Units sold, we expect to incur offering expenses estimated at approximately $~~150,000~~**90,000** for legal, accounting, printing, filing fees and other costs in connection with this offering.

Set forth below is the production budget for the Broadway Production (the "*Production Budget*")~~ which shows the anticipated application of the~~**. The Production Budget shows how we anticipate spending the net** proceeds ~~we will receive~~ from ~~this offering if the maximum number of Units are sold and if the minimum number of Units are sold~~**the offering**:

| MAXIMUM OFFERING | $ | MINIMUM OFFERING | $ |
|---|---|---|---|
| scenery | 460,000 | scenery | 460,000 |
| costume | 320,000 | costume | 320,000 |
| electrics | 120,000 | electrics | 120,000 |
| sound | 120,000 | sound | 120,000 |
| orchestrations and copying | 80,000 | orchestrations and copying | 80,000 |
| ~~Fees (includes accounting and other professional fees)~~**Director** | ~~337,867~~**24,545** | ~~Fees (includes accounting and other professional fees)~~**Director** | ~~337,867~~**24,545** |
| **Assistant Director** | **2,500** | **Assistant Director** | **2,500** |
| **Choreographer** | **20,322** | **Choreographer** | **20,322** |
| **Assistant Choreographer** | **3,500** | **Assistant Choreographer** | **3,500** |
| **Musical Director & Vocal Music Arranger** | **10,000** | **Musical Director & Vocal Music Arranger** | **10,000** |
| **Synthesizer Programmer** | **6,000** | **Synthesizer Programmer** | **6,000** |
| **Contractor** | **5,000** | **Contractor** | **5,000** |
| **Executive Producer** | **20,000** | **Executive Producer** | **20,000** |
| **Administrative Assistant** | **5,000** | **Administrative Assistant** | **5,000** |
| **General Manager** | **40,000** | **General Manager** | **40,000** |
| **Technical Supervisor** | **40,000** | **Technical Supervisor** | **40,000** |
| **Casting** | **25,000** | **Casting** | **25,000** |
| **Accounting** | **11,000** | **Accounting** | **11,000** |
| **Legal (excluding legal fees for offering)** | **35,000** | **Legal (excluding legal fees for offering)** | **35,000** |
| press and marketing | 98,000 | press and marketing | 98,000 |
| advertising | 950,000 | advertising | 650,000 |
| rehearsal expenses | 505,000 | rehearsal expenses | 505,000 |
| ~~other costs (incl. closing)~~**insurance** | ~~1,323,078~~**50,000** | ~~other costs (incl. closing)~~**Insurance** | ~~1,323,078~~**50,000** |
| **cartage/trucking** | **37,900** | **cartage/trucking** | **37,900** |

| | | | |
|---|---|---|---|
| Transportation (airfare and local) | 10,000 | Transportation (airfare and local) | 10,000 |
| Theater staff (incl. managers, engineers, porters, housekeeping) | 70,156 | Theater staff (incl. managers, engineers, porters, housekeeping) | 70,156 |
| Stagehand Labor for Load-in/Tech/Rehearsals (local one) | 587,204 | Stagehand Labor for Load-in/Tech/Rehearsals (local one) | 587,204 |
| Orchestra Rehearsals | 22,093 | Orchestra Rehearsals | 22,093 |
| Box Office Staff | 55,500 | Box Office Staff | 55,500 |
| Opening Night Party/Gifts | 75,000 | Opening Night Party/Gifts | 75,000 |
| Producer & Manager's office fees | 18,750 | Producer & Manager's office fees | 18,750 |
| Phones/Xerox/Administrative Expenses | 10,000 | Phones/Xerox/Administrative Expenses | 10,000 |
| Union Benefits | 76,493 | Union Benefits | 76,493 |
| Payroll Taxes | 69,429 | Payroll Taxes | 69,429 |
| Miscellaneous | 7,475 | Miscellaneous | 7,475 |
| Closing Costs | 233,078 | Closing Costs | 233,078 |
| SUBTOTAL PRODUCTION COSTS | 4,313,945 | SUBTOTAL PRODUCTION COSTS | 4,013,945 |
| contingency/reserves (1) | 420,851 | contingency/reserves (1) | 220,851 |
| TOTAL PRODUCTION COSTS | ~~4,734,796~~4,644,796 | TOTAL PRODUCTION COSTS | ~~4,234,796~~4,144,796 |
| advances -- not returnable (2) | 153,339 | advances -- not returnable (2) | 153,339 |
| bonds/deposits -- returnable (3) | 111,865 | bonds/deposits -- returnable (3) | 111,865 |
| TOTAL NET PROCEEDS | $4,910,000 | TOTAL NET PROCEEDS | $4,410,000 |
| OFFERING EXPENSES | 90,000 | OFFERING EXPENSES | 90,000 |
| TOTAL ~~CAPITALIZATION~~GROSS PROCEEDS | $5,000,000 | TOTAL ~~CAPITALIZATION~~GROSS PROCEEDS | $4,500,000 |

(1) ~~This amount is intended to cover overruns and losses in the initial period of operations.~~
(2) ~~These are advances paid which are not recoverable from royalties.~~
(3) ~~These are bonds and deposits made by the Company which may be returned to the Company.~~

The Production Budget represents our best estimate of the allocation of the net proceeds of this offering based upon our current plans and estimates. However, anticipated expenditures may vary from actual expenditures.

~~We reserve the right to make such changes in the~~**The** allocations in the Production Budget ~~as we deem necessary or advisable~~**have been determined based on the experience of the Managing Member and our general manager in the theatrical industry. While these allocations represent good faith projections at this time, they are subject to change. For example, the size of the theater we ultimately license may impact the costs for theater staff, stage labor and scenery**. We make no representations with respect to the final, actual production costs or the cost of any particular budget line item.

As can be seen above, if the Minimum Offering rather than the Maximum Offering is achieved, our reserve and advertising budget will be reduced.

Prospective investors should note that the Managing Member may, but shall not be required to, expend certain of its own funds for production expenses and that it will be entitled to reimbursement for funds so advanced by it from the Company's funds after completion of the Minimum Offering.

However, at its option, the Managing Member may elect to have such unreimbursed expenses deemed the equivalent of a cash contribution to the Company, in which case the Managing Member will also become an Investor with respect to such cash contribution.

If we complete at least the Minimum Offering but the funds we raise prove to be insufficient to fully fund the Broadway Production, we reserve the right to borrow funds, although there can be no assurance that loans will be available. *See, Description of Units and Summary of the Operating Agreement – Right of Company to Procure Additional Funds.*

## DETERMINATION OF OFFERING PRICE

The offering price of the Units was determined **by the Managing Member** by dividing the total Production Budget by the number of Units to be issued. If at least the Minimum Offering of 45,000 Units, but less than the Maximum Offering of 50,000 Units, is achieved, each Unit will be entitled to a greater percentage of distributions. For example, if 50,000 Units are sold, an Investor who purchases 500 Units ($50,000) will be entitled to receive 1% of all pre-recoupment distributions of available funds. If only 45,000 Units are sold, that same investor would be entitled to receive 1.11% of all pre-recoupment distributions of available funds. **The price of the Units has no relationship to the Company's assets, book value or any other measurable value.**

## DILUTION

As of the date hereof, there is only one Unit outstanding issued to the Managing Member at $100, the same price per Unit of the Units being offering in this offering. Accordingly, purchasers of the Units in this offering will not experience dilution in the net tangible book value of the Units.

## CAPITALIZATION

The following table sets forth our capitalization as of January 31, 2010 on (i) an actual basis, (ii) a pro-forma basis to reflect our completing the Minimum Offering, and (iii) a pro-forma basis to reflect our completing the Maximum Offering. The table reflects our receipt of the net proceeds from the offering after deducting offering expenses of approximately

$~~150,000.~~90,000. The table does not reflect any interim financing that could occur after the date of this Offering Circular.

The historical data in the table is derived from and should be read in conjunction with our consolidated financial statements for the period ended January 31, 2010, including accompanying notes, included in this Offering Circular. You should also read this table in conjunction with *Use of Proceeds* and the section entitled *Management Discussion & Analysis of Results of Operation.*

| | January 31, 2010 Actual AUDITED | | |
|---|---|---|---|
| | **Units Outstanding 1** | ~~**Units Outstanding 45,000 Minimum Offering**~~ | ~~**Units Outstanding 50,000 Maximum Offering**~~ |
| **Equity:** | | | |
| Members' Equity | 100 | ~~4,500,000~~ | ~~5,000,000~~ |
| **Total Equity** | **$ 100** | ~~**$ 4,500,000**~~ | ~~**$ 5,000,000**~~ |
| **Total Capitalization** | **$ 100** | ~~**$ 4,500,000**~~ | ~~**$ 5,000,000**~~ |

## DISTRIBUTIONS

***The following is a general ~~summary~~description of the material terms of the offering relating to distributions to Investors as described in the Company's Operating Agreement. This ~~summary~~description is not complete and is qualified in its entirety by reference to the Company's Operating Agreement which is attached as an exhibit to this Offering Circular. Prospective investors should consult the Operating Agreement for a complete description of the terms upon which distributions are to be made. In addition, prospective investors should read "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.***

### General

If we officially open the Broadway Production in New York City, we intend to commence making cash distributions to Investors of the Company at such times as we have a cash reserve deemed adequate by our Managing Member after the payment or reasonable provision for the payment of all liabilities, including, without limitation, the replenishment or creation of reserves. Due to the inherent risks of mounting a theatrical production, we cannot ensure that we will make any cash distributions, and even if we do, we can give no assurances about the amount and timing of such distributions.

We may make the following types of cash distributions in the future:

***Recoupment of Investments***

At such time as we have a cash reserve deemed appropriate by our Managing Member after the payment or reasonable provision for the payment of all liabilities, we intend to make cash distributions to Investors until their total investments shall have been fully repaid. Distributions will be made pro-rata based on the ownership of Units.

***Distribution of ~~Adjusted Net~~ Profits***

After Investors have received back their investments pursuant to the preceding paragraph Investor Recoupment **(the point at which Investors have received distributions equal to their investments in the Company)** will have occurred. Following Investor Recoupment **(the point at which Investors have received distributions equal to their investments in the Company)**, further distributions will be considered distributions of Adjusted Net Profits **(the Net Profits of the Company remaining after payment of compensation to third parties which is measured by Net Profits)** and will be paid 50% to Investors (pro-rata based on their Units) and 50% to our Managing Member. Investors should note that ~~certain parties (currently limited to the Author and the general manager of the Broadway Production) are entitled to receive a share of Net Profits, which will~~**we expect to pay the Author 5% to 8% of our Net Profits, and to pay our general manager 1% of Net Profits, which has the effect of reducing the amount of Adjusted Net Profits available to distribute to Investors. Furthermore, we reserve the right to pay compensation in the form of Net Profits to others**

**(e.g., to a well-known director or performer), which would** have the effect of **further** reducing ~~the amount of~~ Adjusted Net Profits. **Also, Investors should note that distributions of Adjusted Net Profits will only be made if the amount to be distributed per Unit is greater than $5.00.** *See, Risk Factor Number ~~6.~~ 6 and Risk Factor Number 16.*

*Liquidating Distribution*

The Company will be dissolved when the Manager determines that no further income is likely to be received by the Company. Upon dissolution, the assets of the Company shall be liquidated and the cash proceeds shall be applied first to pay off all liabilities, then to repay Investors' investments if they have not yet been repaid, with any surplus to be divided among the Investors and the Managing Member in the same manner in which Adjusted Net Profits are distributed. If the Company becomes entitled to receive a share of Excess Subsidiary Rights Income **(which is 25% of the author's excess stock and amateur subsidiary rights earnings in the United States and Canada until 7 years following the close of the last company of the Musical produced, leased or licensed by the Company in the United States and Canada)**, the Company could continue to receive income for many years following the point at which all productions of the Musical that are produced or licensed by the Company have closed. To save the administrative costs associated with continuing to prepare financial reports and making distributions to a large number of Investors, the Company reserves the right to sell its entitlement to Excess Subsidiary Rights Income. *See, Risk Factor Number 8.*

*Additional Profit Participation*

The Managing Member reserves the right to pay to any individual Investor an additional participation in Adjusted Net Profits for any reason whatsoever, provided such participation is payable solely from the Managing Member's share of Adjusted Net Profits and does not affect the percentage of Adjusted Net Profits payable to the Investors.

*No Payment of Interest*

We will not pay any Investor any interest on the investment made in the Company, and any interest earned on such investment shall belong to the Company. If the Minimum Offering is not achieved, investments will be **promptly** refunded without interest.

***Managing Member May Purchase Excess Subsidiary Rights***

**We may sell our entitlement to Excess Subsidiary Rights Income and the Managing Member has the right to determine a fair price for such Excess Subsidiary Rights Income. The Managing Member also has the right to purchase the Excess Subsidiary Rights Income. *See, Risk Factors Number 7 and Number 8.***

***Possible obligation to return distributions previously made***

If the Managing Member makes a distribution to the Investors and, after giving effect to the distribution, all liabilities of the Company, other than liabilities to Investors on account of their Units and liabilities for which the recourse of creditors is limited to specified property of the Company, exceed the fair value of the assets of the Company, then any Investor who receives such distribution and who knew at the time of the distribution that it would result in the Company's liabilities exceeding the Company's assets shall be liable to the Company for the amount of the distribution.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

***The following management discussion and analysis of financial condition and results of operation contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Offering Circular. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our financial statements and related notes filed as an exhibit to this Offering Circular.***

### General

Godspell LLC was formed on January 25, 2010 as a Delaware limited liability company, solely to produce the musical known as "Godspell" (the "*Musical*") on Broadway (the "*Broadway Production*") and to exploit all other rights in the Musical acquired from its authors. We are a development stage company that has a limited operating history and has generated no revenues. At this time, our only material asset is our agreement in principle with the authors of the Musical (collectively, the "*Author*") granting us the option to produce the Broadway Production, which agreement has not yet been signed. Such agreement will also enable us to produce and sell Godspell-related merchandise, including cast albums, all subject to the Author's approval. If the Broadway Production runs successfully, we also will have options to license additional first class companies of the Musical in the United States and Canada, and in the British Isles, Australia and New Zealand.

We plan to mount the Broadway Production no earlier than June 1, 2010 and no later than December 31, 2011. It is anticipated that the Broadway Production will have an open ended run in a small Broadway theater (e.g., with a seating capacity between 675 and 1,100), such as The Circle in the Square Theater, which has a seating capacity of approximately 700 seats or the Booth Theater, which has a seating capacity of approximately 766 seats. However, no license has been entered into with The Circle in the Square Theater, the Booth Theater or any other theater, and there is no assurance that the theater we seek will be available or available on acceptable terms.

***Plan of Operations***

Opening a Broadway production is a complex process that involves many parties. Once the production is open, it will continue to run as long as ticket sales are favorable, and it cannot be financially successful unless it runs for a substantial period of time. ~~We intend to proceed in the following way:~~**Proceeds raised in the offering will likely satisfy the Company's cash requirements up until opening night of the Broadway Production. At this stage, it is impossible to estimate whether the Company will need to seek additional funds in the next six (6) months as the Company's financial needs will depend on large part on the ticket sales for the Broadway Production. Set forth below is our plan of operation for the twelve (12) month period following the commencement of the offering:**

From Now to Achievement of the Minimum Offering

Because all Investor funds will be maintained in a special account pending achievement of the Minimum Offering, we will have available only those funds made available to us by Accredited Investors. Thus, while we do not anticipate commencing the construction of sets and costumes, we will endeavor to line up contracts with those persons whose services we seek. In addition to the Production Contract and our contract with the general manager of the Broadway Production, we expect to enter into contracts with a director, a theater, and possibly others, including certain designers. During this period we expect to engage a casting director and to commence casting the Broadway Production. We also intend to commence planning our marketing efforts, and may enter into agreements with marketing and public relations firms. In this regard, Investors should note that the Managing Member is expected to be separately engaged and compensated to provide marketing and internet marketing services to the Company.

From Capitalization to Opening Night of the Broadway Production

After we achieve the Minimum Offering, we intend to place under contract all elements of the Broadway Production not yet under contract. That would likely include most of the cast and certain designers as well as any parties mentioned above who were not yet under contract, including, without limitation, the theater. During this period we would develop and mount marketing and advertising campaigns for the Broadway Production. Ticket sales would begin, including group sales, and we would seek to secure as large an advance sale as is possible.

Rehearsals are likely to start five and one-half weeks prior to the anticipated opening night of the Broadway Production. Rehearsals initially will take place in rented facilities, and not in the theater for the Broadway Production. Rehearsals in the theater will commence approximately ten days prior to the opening. Rehearsals will involve not just the cast, but we will also need to rehearse the technical aspects of the production to ensure that all of the staging, scenery, lighting and sounds systems work as planned.

We have the right to sell merchandise related to the Broadway Production and intend to commence the development of prototypes for submission to the Author for approval. It is likely that we will engage a third party merchandise company to manufacture approved merchandise for sale in the theater and via our website. We also have the right to produce and sell cast albums of our Broadway Production and, if possible, we will seek to have a cast album recording for sale prior to the official opening of the Broadway Production (although it often is the case that the cast album is not recorded, if at all, until after the opening).

Following the completion of rehearsals, we intend to commence a preview period of two to four weeks. During this period, we will further rehearse the Broadway Production, gauge audience response and fine-tune the production. Tickets will be sold for preview performances, but most productions incur losses during the preview period.

We will seek as much publicity as possible for the official opening of the Broadway Production. The day following the opening, newspapers will carry theater critics' reviews of the Broadway Production. The nature of those reviews will have a significant impact on our marketing efforts – e.g., we may be seeking to exploit rave reviews, or we may be seeking to overcome negative or lukewarm reviews.

Following the Official Opening of the Broadway Production

Following opening night of the Broadway Production, we intend to focus our efforts on the day-to-day running of the Broadway Production, including the ongoing advertising and marketing campaigns. We also will be responsible for managing unforeseen events that arise with respect to the Broadway Production (e.g., the illness of a major cast member). If we have not previously done so, we would also begin or continue negotiations with respect to the cast album for the Broadway Production.

If the Broadway Production is well received, we may consider exploiting our right to license additional companies of the Musical in the United States and Canada. We do not anticipate additional "sit-down" companies of the Musical in such territory; rather, it is most likely that any additional company would be in the form of a touring production. We also would explore the prospect of exercising our options to license additional first class companies of the Musical in the British Isles, Australia and New Zealand. We would receive license fees in connection with any licensed productions, and would not invest any Company funds.

***Operating Budget***

The Operating Budget which follows is an estimate of the weekly Running Expenses (defined on page 13) of the Broadway Production prior to Recoupment **(the point at which Net Profits are first realized)**. The Operating Budget assumes that the royalty formula *(see, Royalty Formula)* is in effect, but that there are no Weekly Profits, as a result of which the royalty participants would receive only minimum weekly guarantees which, in the aggregate, are not expected to exceed $20,000. Theater costs are included, other than variable theater rent, projected to be equal to 6% of gross weekly box office receipts. As with the Production Budget, actual expenditures cannot be predicted with certainty and may vary substantially from these estimates. In particular, since at this stage almost no agreements have been reached, the following Operating Budget is simply our best estimate of likely costs. We reserve the right to revise the Operating Budget, we note that it is almost certain that many of the line items below will require adjustment, and we make no representations as to the final actual running expenses of the Broadway Production as a whole or as to any particular line item.

| SALARIES (1) | $ | $ |
|---|---|---|
| Actors' Equity Association | 37,737 | |
| Association of Theatrical Press Agents and Managers ("ATPAM") | 9,180 | |
| International Alliance of Theatrical Stage Employees, Moving Picture Technicians, Artists and allied Crafts of the United States, its Territories and Canada ("IATSE") | 16,060 | |
| AFMAmerican Federation of Musicians ("AFM") (See Theater Exp.) | 3,600 | |
| Taxes/Benefits @ 27% | 17,976 | |
| SUBTOTAL | | 84,553 |
| | | |
| PRESS/MARKETING (2) | | |
| Press Agent Expenses | 500 | |
| Marketing Expenses | 1,200 | |
| Website Fee | 1,200 | |
| TDI Co-op (Theatre Direct International) | 1,125 | |
| Booth/Miscellaneous | 875 | |
| SUBTOTAL | | 4,900 |
| | | |
| ADVERTISING (3) | | |
| Print Ads | | |
| Radio | | |
| TV | | |
| Outdoor/Tourist | | |
| SUBTOTAL | | 85,000 |
| | | |
| DEPARTMENTAL (4) | | |
| Rentals | 18,000 | |
| Carpenter | 600 | |
| Props | 500 | |
| Electrics/Sound | 1,250 | |
| Wardrobe/Hair | 1,000 | |
| Stage Mgr/Company Mgr | 400 | |
| Miscellaneous | 250 | |
| SUBTOTAL | | 22,000 |
| | | |
| OTHER COSTS (5) | | |
| Insurance | 3,500 | |
| Executive Producer | 1,000 | |
| Accounting | 1,000 | |
| Legal | 500 | |
| Office Fees | 2,500 | |
| League Dues | BO Statement | |
| Phones/Xerox/Fedex/Misc. | 500 | |
| Rehearsals/Work Calls | 500 | |
| Cast/Costume Replacement | 500 | |
| Fixed Royalties | 2,250 | |
| Miscellaneous | 600 | |
| SUBTOTAL | | 12,850 |

| | | |
|---|---|---|
| THEATRE COSTS (6) | | |
| House Payroll | 20,000 | |
| Weekly Operating Expenses | 13,500 | |
| IATSE | 22,000 | |
| AFM | 17,000 | |
| ~~MAP~~Mutual Assistance Program Special Assessment Fund | 1,122 | |
| Miscellaneous Expenses | 5,000 | |
| SUBTOTAL | | 78,622 |
| | | |
| TOTAL FIXED COSTS | | 287,925 |
| ESTIMATED ROYALTY GUARANTEES (7) | | 20,000 |
| | | |
| **TOTAL FIXED EXPENSES** | | **307,925** |

(1) **This line item includes salaries for actors, managers, press agents, musicians and stagehands as well as per diem, if applicable, and benefits and taxes for same. The individual salaries are either based on union minimums or negotiated with individuals according to their visibility in the industry and in the case of the actors, the size of their role.**

(2) **This category includes the expenses for the press agent and marketing company to publicize the show as well as the ongoing maintenance of the website and is based on the producer's experience.**

(3) **The sum included is a middle of the road expenditure for a Broadway show determined by the producer and the ad agency.**

(4) **This expense includes the rental of sound and lighting equipment which sums are based on the going rates for a show of this size currently in effect in the industry. In addition, included are the average monies spent for a show of this size for repairs and perishables (lumber, nails, bulbs, batteries, microphones, etc.) for the carpentry, prop, lighting and sound departments.**

(5) **The current rates in the industry for insurance, legal, accounting, casting, design, production technicians' fees, phones, copying, office fees and miscellaneous expenses are included.**

(6) **Salaries for the theater manager and stagehands are union minimums. The theater rent and expenses are standard terms for the theater in which the Company anticipates presenting the Broadway Production.**

(7) **Represents an estimation based on industry standard.**

*Recoupment Schedule*

Set forth below is an estimated recoupment schedule (the "*Recoupment Schedule*") to assist Investors in understanding how long it will take to recoup Investors' investments under certain scenarios. However, there can be no assurance that any portion of Investors' investments will be recouped, and Investors should be prepared for the complete loss of their investments. *See, Risk Factor Number 1.*

CALCULATION OF RECOUPMENT OF PRODUCTION COSTS WITHOUT CONTINGENCY, ADVANCES AND BONDS

~~The Recoupment Schedule contains the following assumptions: 700 seat theatre and Average Ticket Price of $114.75~~

| PERCENT OF CAPACITY | 100% | 90% | 80% | 70% | 60% | 50% | 40% |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| GROSS | $647,600 | $582,840 | $518,080 | $453,320 | $388,560 | $259,040 | $181,328 |
| ADJUSTED NET GROSS (5%)(2) | $615,220 | $553,698 | $492,176 | $430,654 | $369,132 | $246,088 | $172,262 |
| THEATRE SHARE @ 6% | $36,913 | $33,222 | $29,531 | $25,839 | $22,148 | $14,765 | $10,336 |
| COMPANY SHARE | $578,307 | $520,476 | $462,645 | $404,815 | $346,984 | $231,323 | $161,926 |
| FIXED EXPENSES | $287,925 | $287,925 | $287,925 | $287,925 | $287,925 | $287,925 | $287,925 |
| PROFIT | $290,382 | $232,551 | $174,720 | $116,890 | $59,059 | ($56,602) | ($125,999) |
| ROYALTY POOL AT 31% | $90,018 | $72,091 | $54,163 | $36,236 | *$20,000 | $20,000 | $20,000 |
| | | | | | | | |
| PROFIT | $200,363 | $160,460 | $120,557 | $80,654 | $39,059 | ($76,602) | ($145,999) |
| | | | | | | | |
| weeks to ~~Recoup~~recoup | | | | | | | |
| $4,313,945(3) | 21.53 | 26.88 | 35.78 | 53.49 | 110.45 | N/A | N/A |
| | | | | | | | |
| * Minimum Weekly Guarantee | | | | | | | |

---

**(1) The Recoupment Schedule is based upon the following assumptions: a 700 seat theatre and an average ticket price of $114.75 for eight (8) shows per week. 700 seats is estimated to be the size of the theater in which the Company intends to produce the Broadway Production. The ticket price of $114.75 was selected by the Company as it represents the going rate for tickets to Broadway musicals.**

**(2) The difference between the Gross and the Adjusted Net Gross is the sum of charges for commissions levied by ticket selling agencies and credit card commissions; 5% represents an estimate and the actual number could be higher or lower, depending upon the number of tickets sold that are subject to commission charges.**

**(3) This number represents all Production Costs excluding contingency costs, advances and bonds, but including offering expenses.**

The Recoupment Schedule estimates how many weeks the Broadway Production will have to run to generate sufficient operating profits to repay the non-returnable elements of the Production Budget. This does not mean that the Managing Member would actually make the indicated distributions. Accordingly, the number of weeks required to recoup Investors' investments will not necessarily coincide with actual distributions to Investors.

Numerous assumptions are included in the Recoupment Schedule. Changes in any one or more of the following assumptions could materially alter the Recoupment Schedule:

- The Recoupment Schedule assumes that Running Expenses will be in accordance with the Operating Budget above.
- The Recoupment Schedule assumes that Production Expenses will be in accordance with Production Budget set forth on page 22 above.
- The Recoupment Schedule assumes that a royalty formula will be in effect for the Broadway Production. *See, the Production Contract.*
- In determining the capital to be recouped, the Recoupment Schedule excludes recoverable items such as bonds and deposits and assumes that we will not spend our reserve for contingencies.
- The Recoupment Schedule assumes that the theater in which the Broadway Production will be presented will have 700 seats.
- The Recoupment Schedule assumes that tickets will be sold at an average price of $114.75 per ticket.

Investors also should recognize that what the Recoupment Schedule refers to as "100% of capacity" is a projection that assumes that 100% of the seats are sold without discount (i.e., 700 seats with an average ticket price of $114.75 per ticket). If some tickets are sold at a discount, which almost always is the case, the Broadway Production will operate at less than 100% capacity even if all tickets are sold. Investors should recognize that the Recoupment Schedule at 100% of capacity is highly optimistic scenario, and that extraordinarily few shows operate at 100% of capacity.

***The estimates contained in the Recoupment Schedule are subject to change and, of course, there can be no assurance that the Broadway Production will run for any particular length of time or that it will have audiences of any specified size for any specified length of time or that tickets sold will be at full price. It is highly unrealistic to expect that the Broadway Production will achieve the maximum weekly gross revenue. Furthermore, both Production Expenses and Running Expenses may vary from the levels included in the Recoupment Schedule, and such changes could materially alter the Recoupment Schedule. Most Broadway productions do not run long enough to achieve Recoupment (the point at which Net Profits are first realized).***

***Results of Operations for Period Ended January 31, 2010***

We did not earn any revenues from inception through the period ending January 31, 2010. We do not anticipate generating revenue until we have mounted the Broadway Production. We are presently in the development stage of our business and we can provide no assurance that we will generate any income on the Broadway Production that we are producing.

***Liquidity and Capital Resources***

We had current assets in the amount of $100 as of January 31, 2010, consisting of $100 in cash. We have no current liabilities and we have a working capital of $100.

We are completely dependent upon obtaining financing in this offering to pursue our plan of operations. We intend to raise funds to finance our immediate and long-term operations through an offering of Units. The successful outcome of our financing activities cannot be determined at this time and there is no assurance that if achieved, we will have sufficient funds to execute our intended business plan or generate positive operating results.

These factors, among others, raise doubt about our ability to continue operations. The accompanying financial statements do not include any adjustments related to recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should we be unable to continue as a going concern.

***Off Balance Sheet Arrangements***

As of January 31, 2010, there were no off balance sheet arrangements.

## DESCRIPTION OF THE COMPANY'S BUSINESS

### The Business of Broadway

We are in the commercial theater business which, in the United States, is generally separated into two categories, New York City and outside New York City. New York City is the central and principal venue for commercial theater in the United States with a significant resident population of theater-goers and a tourist population that attends the commercial theater regularly. The commercial theater business in New York City consists of Broadway productions, which are presented in theaters with more than five hundred (500) seats principally in the Times Square area or "Off-Broadway" productions, which are presented in theaters with fewer than five hundred (500) seats throughout the borough of Manhattan. Plays and musicals tend to be produced on an open ended basis in New York City, which means that instead of being scheduled for a particular run (e.g., two weeks of performances), they can run for an unlimited period of time, assuming sufficient ticket sales.

A theatrical producer begins the process of producing a play or musical by obtaining, alone or with others, an option for the right to present the play on the live stage in New York City (either on Broadway or Off-Broadway) from the author or authors of the play or musical. Such option is exclusive to the producer and usually contains additional options for the producer to present the play on tour and in other cities in the United States and Canada as well as certain international territories (most frequently the British Isles, Australia and New Zealand). It is typical for the producer to pay the playwright a non-returnable advance against the royalty to be paid to the playwright when the production is up and running.

Usually, once the rights have been obtained, theatrical producers will form a corporate entity such as a limited liability company or a limited partnership to serve as the production entity. Virtually simultaneously with the creation of the entity and preparation of the offering papers, the producers will usually begin to assemble the necessary business and creative elements and personnel. On the business side, the producers will retain a theatrical attorney, a general manager, a company manager, a theatrical press agent, a marketing specialist, an advertising firm, a production supervisor and other related personnel. In addition, the producers will seek to secure a theater for the production. On the creative side, the producers will retain a director, a casting director, the cast, a choreographer (if necessary), designers for the set, costumes, lighting, sound and hair, a stage manager, a musical director and a conductor (if the production is a musical), and other related personnel.

The minimum compensation paid to the above-mentioned personnel is usually paid in accordance with applicable guild and union rules, and certain persons will negotiate terms in excess of such minimums. Many are entitled to royalties based on gross weekly box office receipts, including the producers. General managers, and prestigious directors and authors sometimes also receive a share of Net Profits. Notwithstanding the foregoing, most Broadway productions now pay the royalty participants on the basis of a royalty formula pursuant to which the royalty participants share a percentage of weekly net operating profits (subject to a minimum weekly guaranty) instead of receiving a percentage of gross weekly box office receipts. The purpose of the royalty formula is to accelerate recoupment (and it is our intention to put a royalty formula in place for the Broadway Production).

At times, before coming to New York City, a show will have an out-of-town run or will be produced by a regional theater in a developmental production. Once the determination is made to produce the show in New York City, a rehearsal period that might range from four to fourteen weeks typically will precede the commencement of public performances. Prior to a show opening on Broadway or Off-Broadway, it will run a number of preview performances before paying audience members. These preview performances will allow the producers and the creative personnel the chance to see how certain material is received by the audience and to make changes, if necessary, prior to the opening of the show. Just prior or after a play or musical opens, the critics for newspapers, television, magazines and other media will see the play or musical and write their reviews. Usually, the first reviews for the play or musical appear in public on opening night or the morning after.

If a Broadway production has a favorable run in New York City, the producers will often endeavor to exploit their right to produce or license additional companies of the production. The most common additional exploitation would be the formation of a new company to conduct a touring production throughout North America. Touring companies typically are formed to produce musicals, since few dramatic productions can attract sufficient audiences on a nation-wide basis. In addition to North American touring companies, the producer also may produce or license sit-down companies in North American (e.g., an open-ended Chicago run of a particular production), and foreign productions if the producer has secured such rights.

**The Production Company**

We are a limited liability company formed in the State of Delaware on January 25, 2010, solely to produce and present the musical "Godspell" on Broadway and to exploit certain ancillary rights therein. We have a limited operating history and there has been no bankruptcy, receivership or similar proceeding, nor has there been any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business since our date of formation. **We do not own any physical property.**

We are located at the offices of our Managing Member, Davenport Theatrical Enterprises, Inc., 250 West 49TH Street, Suite #301, New York, NY 10019, telephone: 212 874-5348, Fax: 212 874-4664.

We intend to present the Broadway Production no earlier than June 1, 2010, and no later than December 31, 2011 and currently anticipate presenting the Broadway Production at a small Broadway theater such as The Circle in the Square Theater in New York City which seats approximately 700 persons or the Booth Theater in New York City which seats approximately 766 persons. However, we have no agreement with any theater. There is no assurance that the theaters that seem best suited for the Broadway Production will be available when we are prepared to proceed with the Broadway Production, and even if one or more such theaters is available, there is no assurance that we will be able to agree on terms.

We are managed by the Managing Member, and the Managing Member will have sole and complete control over the financial management and business affairs of the Company. The Company has no board of directors or management committee, and Investors will have no input regarding our operations. The Managing Member is solely managed and controlled by Ken Davenport**Kenneth A. Hasija**. *See, Management.* We have no equity compensation plans.

Our business plans with regard to the production and marketing of the Broadway Production are set forth above in the section entitled *Management's Discussion of Financial Condition and Results of Operations*. We will be fully capitalized upon the receipt of investments from Investors totaling $5,000,000 (or such lesser amount as the Managing Member determines is sufficient to produce the Broadway Production, but in no event less than $4,500,000).

Investors in the Company will be those persons who invest in the Company in accordance with the terms of this offering by purchasing Units. If the Managing Member purchases Units, then with respect to such investment, the Managing Member also will be deemed to be an Investor.

## The Managing Member

Davenport Theatrical Enterprises, Inc. will be the Managing Member of the Company and the producer of the Broadway Production. The sole officer, director and employee of the Managing Member is Ken Davenport**Kenneth A. Hasija**. See, *Management.*

## Bookwriter

The book of the Musical was written by John-Michael Telebak who also directed the initial New York productions at La MaMa Experimental Theatre Club, the Cherry Lane Theatre, the Promenade Theatre, and on Broadway. He co-wrote with David Greene the 1973 film version of *Godspell*. Mr. Tebelak died on April 2, 1985, at age 35.

### Composer/Lyricist

In 1971, Stephen Schwartz wrote the music and new lyrics for the Musical, for which he won several awards, including two Grammys. Among his additional credits are the following: in collaboration with Leonard Bernstein, he wrote the English texts for Bernstein's *Mass*, and he wrote the music and lyrics for *Pippin* and *The Magic Show*. Mr. Schwartz's most recent musical, *Wicked*, opened in the fall of 2003 and is currently running on Broadway and in several other productions around the United States and the world.

### Production Contract

The Company has agreed on the material terms of the Production Contract with the Author (specifically, the loan-out company that holds the rights of the composer/lyricist Stephen Schwartz and the Tebelak Heirs Joint Venture, which holds the rights of the deceased bookwriter, John-Michael Tebelak). ~~The following is a summary of the terms of the Production Contract in its current form.~~ Since the Production Contract has not been signed these terms could still change.

**Set forth in the table below is a summary of the payments to be made by the Company under the proposed Production Contract:**

| | |
|---|---|
| **Author Advance** | **$18,000 for the first 12 months; $18,000 for a second 12 month period.** |
| **Author Royalty** | **6% of gross weekly box office receipts(1)** |
| **Author's Minimum Weekly Guarantee** | **$6,000(2)** |
| **Author's Net Profits** | **5% of Net Profits(3)** |
| **Stephen Schwatz creative consultant post-recoupment minimum weekly guarantee** | **$1,000(4)** |

---

**(1)** **Author's royalty increases to 8% of gross weekly box office receipts upon the Company's recoupment of 110% of its production expenses.**

**(2)** **Author's minimum weekly guarantee increases to $9,000 upon the Company's recoupment of 100% of its production expenses.**

**(3)** **Net Profits are payable to Author if and when the Company recoups 100% of its production expenses. The percentage to be paid to Author increases to 6.5% of Net Profits if the Company recoups 150% of its production expenses and increases further to 8% of Net Profits if the Company recoups 200% of its production expenses.**

**(4) This royalty will commence from and after the Company's recoupment of 100% of its production expenses.**

**The following is a narrative summary of the terms of the proposed Production Contract in its current form:**

Pursuant to the Production Contract, the Author will be entitled to a nonreturnable payment of Eighteen Thousand Dollars ($18,000) in consideration for which we will have a twelve (12) month option period within which to commence the Broadway Production. For an additional payment of Eighteen Thousand Dollars ($18,000) we will have an additional twelve (12) month option period within which to commence the Broadway Production. If we fail to commence paid public performances of the Broadway Production within the applicable option period, our right to produce the Musical will expire.

The Production Contract states that the Author is to receive a royalty of 6% of gross weekly box office receipts, rising to 8% of gross weekly box office receipts upon recoupment of ~~110~~**100**% of Production Expenses~~ ("110% Recoupment")~~. However, provided that all royalty participants (i.e., all parties entitled to share in gross weekly box office receipts other than star(s) and theatre), including the Managing Member with respect to its producer fee, agree to waive their right to a royalty based on gross weekly box office receipts and agree instead that their royalties shall be subject to a royalty formula, the Author has agreed to be paid pursuant to a royalty formula. We intend to require that all royalty participants agree to a royalty formula for the Broadway Production.

Pursuant to the royalty formula to be in effect for the Broadway Production, the Author will receive a minimum weekly guarantee of Six Thousand Dollars ($6,000) against 15.56% of weekly net operating profits ("Weekly Profits"), increasing at ~~110~~**100**% Recoupment to a minimum weekly guarantee of Nine Thousand Dollars ($9,000) against 17.78% of Weekly Profits. We have also agreed to pay the Author five percent (5%) of Net Profits starting at ~~110~~**100**% Recoupment, increasing to six and one-half percent (6.5%) of Net Profits following one hundred and fifty percent (150%) Recoupment, and further increasing to eight percent (8%) of Net Profits following two hundred percent (200%) Recoupment. If Net Profits are achieved, the payment of a share of Net Profits to the Author will reduce the amount of Adjusted Net Profits available to be shared by Investors and the Manager. *See, Risk Factor Number 6.*

For the services of Stephen Schwartz as a creative consultant to the production (which position will not give him any management authority with respect to the Company), we agreed to pay him an additional royalty of .25% of gross weekly box office receipts. However, with respect to the Broadway Production, ~~instead of such royalty, ~~Mr. Schwartz will **receive no royalty prior to recoupment. From and after recoupment, he will** participate in a royalty formula pursuant to which he will receive a minimum weekly guarantee of One Thousand Dollars ($1,000), against 2.22% of Weekly Profits in consideration of his creative consulting services. ~~It is anticipated that this creative consultant royalty will commence only from and after Recoupment with all amounts otherwise due between Recoupment and 110% Recoupment to be deferred and paid only at 110% Recoupment.~~

We will have the right to produce and exploit a cast album of the Broadway Production, provided that the terms of the applicable recording contract shall be subject to the Author's reasonable approval. The net proceeds in connection with such exploitation will be split sixty percent (60%) to the Author and forty percent (40%) to the Company. In addition, we will have merchandising rights in the Broadway Production, which we intend to license to a merchandise specialist. With respect to in-theater sales of merchandise, the Author is entitled to receive ten percent (10%) of the gross retail sales (less taxes), but not in excess of fifty percent (50%) of the Company's license fee from such sales. With respect to sales in other locations, the Author is entitled to receive fifty percent (50%) of the Company's license fee from such sales.

In addition to the right to produce and present the Broadway Production, we have secured the exclusive right to present one or more first class performances of the Musical in the United States and Canada, including touring performances. In addition, provided that we have presented the Broadway Production for no less than ninety-six (96) paid public performances (including up to eight (8) previews plus the official press opening), "vesting" will occur under the terms of the Production Contract, and we will have the right to acquire and exercise production rights in the British Isles, Australia and New Zealand (each, an "Additional Territory"), subject to certain terms and restrictions set forth in the Production Contract.

During the period that we are producing and presenting the Musical, the Author has agreed to refrain from authorizing first or second class commercial productions of the Musical in the United States or Canada, or in any Additional Territory.

Because the Broadway Production is a revival, we will have limited participation in the Author's subsidiary rights income, if any. If we "vest" as set forth above in the United States and Canada, we shall share in 25% of "Excess Stock and Amateur Subsidiary Rights Earnings" in the United States and Canada for a period commencing at such time as we achieve such vesting, and ending seven (7) years following the close of the last company of the Musical produced, leased or licensed by us in the United States and Canada. If we have vested in any Additional Territory (i.e., we present the Musical for no less than ninety-six (96) paid public performances (including up to eight (8) previews plus the official press opening) in such Additional Territory), we shall share in 25% of such "Excess Stock and Amateur Subsidiary Rights Earnings" in such applicable Additional Territory for a period commencing on the date we vest in each such applicable Additional Territory, and ending seven (7) years following the close of the last company of the Musical produced, leased or licensed by us in each such applicable Additional Territory. Further, if we vest as set forth above in the United States and Canada, then with respect to any foreign territories where we do not present the Musical, we shall share in 15% of the "Excess Stock and Amateur Subsidiary Rights Earnings" in each such applicable foreign territory for a period commencing on the date we achieve vesting in the United States and Canada, and ending seven (7) years thereafter.

As defined in the Production Contract, "Excess Stock and Amateur Subsidiary Rights Income" shall be determined as follows: all stock and amateur rights earnings in the applicable territory, net of customary agents' commissions ("Agents' Commissions") during the five (5) years prior to the official press opening of the Broadway Production by the Company (or the initial commercial production with respect to the applicable Additional Territory) shall be averaged to reach an average annual figure (the "Annual Average"). Thereafter, the amount by which annual stock and amateur rights earnings for the applicable territory, net of Agents'

Commissions, exceed the Annual Average shall be deemed Excess Stock and Amateur Subsidiary Rights Income.

## Theater

We intend to present the Broadway Production in a small Broadway theater with a seating capacity of between 675 and 1,100. However, we have made no agreement to date with a theater owner for a theater license, and there can be no assurance that a theater of the sort we would prefer will be available when we are ready to commence the Broadway Production. Nor can there be any assurance that if any such theater is then available, we will be able to negotiate favorable terms given the high level of competition among Broadway producers that currently exists for the limited number of Broadway theaters. A typical Broadway theater license agreement will provide that the theater owner receives a fixed weekly payment, a percentage of gross weekly box office receipts, and reimbursement of expenses associated with the operation of the theater (including, without limitation, salaries of box office personnel, ushers, stage hands and musicians). The theater license will allow us to remain in occupancy and to continue to present the Broadway Production for as long as we elect; provided, however, that if ticket sales fall off and we do not elect to close our production, the typical Broadway theater license will give the theater owner the right to evict us if ticket sales fall below a specific threshold set forth in the license agreement for a period of two consecutive weeks.

## Other Personnel

We intend to enter into contracts with the director, choreographer, designers and other personnel. No such contracts have yet been entered into, and there is no assurance that we will be able to secure the services of those whom we would most like to work with or that such persons, if available, will agree to terms we find acceptable.

## The General Manager

We have retained the services of The Charlotte Wilcox Company (the "*General Manager*") to provide customary general management services for the Broadway Production. Such services typically include, without limitation, the preparation of production and operating budgets, negotiating contracts for goods and services utilized in connection with the production, supervising and managing the production company's accounts, including, without limitation, payroll, and other services related to the business affairs of the production company. In connection with their services, general managers typically are given authority by the producer to enter into contracts on behalf of the production company. However, such authority applies to contracts that have been pre-approved by the producer. In no event will the General Manager be considered an officer of the Company, and our Managing Member will retain ultimate authority with respect to our operations. The General Manager has served as general manager for many Broadway productions including, without limitation, recent revivals of *West Side Story* and *Grease*, and other productions such as *The Drowsy Chaperone*, *The Wedding Singer* and *Dirty Rotten Scoundrels*.

## Compensation of Managing Member, General Manager, Theater, and Creative Personnel

### *Compensation of the Managing Member*

#### *Compensation as Producer*

The Managing Member is the producer of the Broadway Production. As compensation for its services it is expected that the Managing Member will receive a ~~one time~~ production fee of $20,000 ~~following the closing of the Minimum Offering~~**which shall be paid as follows: $5,000 on the first day of rehearsals, $5,000 on the first paid public performance and $10,000 on the official opening of the Broadway Production**. In addition, the Managing Member will be entitled to ongoing compensation as follows: a producer's management fee or royalty equal to up to 3% of gross weekly box office receipts for each week that the Musical is presented (but subject to the same royalty formula that will apply to the Author and which will be in effect for the Broadway Production) and a weekly executive producer fee of $1,000. In consideration for providing office facilities for the Company, it is expected that the Managing Member also will be entitled to a weekly cash office charge of $2,000 beginning two weeks prior to the commencement of rehearsals of the Broadway Production and continuing until two weeks after its close. The office facilities of the Managing Member will not be used exclusively for the business of the Broadway Production.

#### *Share of the Adjusted Net Profits*

The Managing Member will be entitled to receive 50% of our Adjusted Net Profits. The other 50% will be allocated to Investors pro rata in accordance with their ownership of Units. The Managing Member reserves the right to accord others, including, without limitation, certain Investors, a share of its Adjusted Net Profits (or other financial entitlements).

#### *Reimbursement or Conversion of Advances into Units*

If the Managing Member advances any production expenses to the Company, it will be entitled to be reimbursed. If, however, the Managing Member declines to be reimbursed then any sums advanced by it to the Company will be converted into Units, **at $100 per Unit,** in which event the Managing Member will become an Investor to the extent thereof.

#### *Compensation for Additional Services*

It is anticipated that the Managing Member will provide marketing and internet marketing services to the Company. Such services are not customarily performed by Broadway producers. Instead, third parties usually are engaged to perform such services. The Managing Member has experience providing such services, and will provide such services to the Company for a fee comparable to the fee that would be charged by a third party service provider. **It is anticipated that the Managing Member will receive a fee of up to $12,000 plus a weekly payment of $1,200 for marketing services and a fee of up to $15,000 plus a weekly payment of $1,500 for internet marketing services.**

### *Compensation of Bookwriter and Composer/Lyricist*

See discussion under *Production Contract* above.

***Compensation of Director***

We have not engaged a director yet but we anticipate entering into an agreement with a director, which would entitle the director to an advance, a weekly fee and a royalty (that, in connection with the Broadway Production, will be subject to the royalty formula).

***Compensation of the Cast***

The cast has not yet been selected for the Broadway Production. As is typical for Broadway production companies, we intend to enter into contracts with performers on at least the minimum terms approved by Actors' Equity Association, although nothing would prohibit us from agreeing to terms with certain members of the cast which are above such minimum terms. If we cast "stars" in any of the lead roles, such stars may receive in addition to guaranteed compensation, a percentage of gross weekly box office receipts above certain levels and perhaps even a share of our Net Profits.

***Compensation of Other Personnel***

The Company also plans to hire other personnel, including among others a choreographer, an orchestrator and musical director, as well as scenic, lighting, costume, and sound designers. All will receive basic compensation in accordance with applicable guild or union standards. Certain of such persons are likely to negotiate amounts in excess of such standards. Stage hands will be engaged by the theater, and we will reimburse the theater for all such costs, and the same procedure will be followed in connection with the engagement of musicians.

The foregoing is not a complete list of all of the personnel who will be engaged by us. In all circumstances, we intend to enter into agreements with such personnel on standard terms for the industry, taking into account the caliber of the particular persons involved.

***Compensation of General Manager***

The Company and the General Manager have agreed in principle that in exchange for the General Manager's services in connection with the Broadway Production, the General Manager will receive a fee of Forty Thousand Dollars ($40,000), a weekly fee of Three Thousand Five Hundred Dollars ($3,500), a weekly cash office charge of $500, and ~~a share~~**1%** of Net Profits ~~(currently expected to be between 1% and 2%)~~.

***Gross Participants and Net Participants***

We reserve the right to enter into contracts providing for payment of percentages of gross weekly box office receipts or Net Profits to stars or others. Any increase in the amount of gross weekly box office receipts will increase the amount of time the Broadway Production will have to run for Investors to recoup their investments, and any compensation consisting of a share of Net Profits will reduce the Adjusted Net Profits available to Investors.

***Royalty Formula***

As discussed above, a royalty formula will be in effect for the Broadway Production. As a result, and for the purpose of accelerating Investor Recoupment **(the point at which Investors have received distributions equal to their investments in the Company)**, the royalty participants will receive a share of Weekly Profits instead of a percentage of gross weekly box office receipts. The terms applicable to the Author are described above in *Production Contract*, and the Author will be the largest royalty recipient. Because agreements have not been reached with other royalty participants such as the director, the choreographer and certain designers, we cannot know for certain what percentage of operating profits will be assigned to the royalty pool prior to Recoupment, with some increase to follow post-Recoupment.

## LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings.

## MANAGEMENT

### Managers, executive officers, promoters and control persons

~~Ken Davenport~~**Kenneth A. Hasija**, age 37, is the sole owner, officer and director of our Managing Member. Neither we, nor our Managing Member has other executive officers or key employees. Set forth below is biographical information with respect to ~~Ken Davenport~~**Kenneth A. Hasija**.

***Biography***

For the past five years, ~~Ken Davenport~~**Kenneth A. Hasija**, through the Managing Member, has been best known for producing Off-Broadway productions. **He is professionally known as** Ken Davenport~~, is~~ **and was** the only independent producer to have three shows running simultaneously Off-Broadway: *Altar Boyz*, *The Awesome 80s Prom* and *My First Time*. While neither the Managing Member nor ~~Ken Davenport~~**Kenneth A. Hasija** has been lead producer for a Broadway production, the Managing Member has served as a co-producer on the following Broadway productions, providing financial support and advice (but not in a decision making capacity): *13, Speed-The-Plow*, Will Ferrell's *You're Welcome America*, *Blithe Spirit* with Angela Lansbury; and most recently *Oleanna* with Bill Pullman and Julia Stiles. In addition to *Godspell*, ~~Ken Davenport~~**Kenneth A. Hasija** is planning a revival of Aaron Sorkin's *A Few Good Men* for Broadway and adapting the novel and film *Somewhere in Time* into a musical. ~~Ken Davenport~~**Kenneth A. Hasija** was also featured in Crain's 40 under 40.

Within the past five years, the Managing Member produced and presented the following productions: *Altar Boyz* (Off-Broadway and on tour), *My First Time* and *The Awesome 80s Prom*. The following table sets forth the opening and closing dates for each show as well as the return to investors for each dollar invested in ~~the~~**such** show:

| **Title of Show** | **Opening Date** | **Closing Date** | **Return on $1.00 Investment** | **Production Entity** |
|---|---|---|---|---|
| Altar Boyz (Detroit) | September 8, 2005 | December 18, 2005 | $0.345 | Altar Boyz Motown, LLC |
| Altar Boyz (NYC) | March 1, 2005 | January 10, 2010 | $~~1.20~~**1.275** | Altar Boyz Limited Partnership |
| Altar Boyz Tour | October 3, 2006 | May 13, 2007 | $1.1678 | The Altar Boyz on the Road Limited |

| | | | | Partnership |
|---|---|---|---|---|
| My First Time | July 26, 2007 | January 22, 2010 | $1.35 | My First Limited Partnership |
| The Awesome 80s Prom | September 10, 2004 | Still running | $3.9250 | The Awesome 80s Limited Partnership |

**There is no assurance that Investors will receive any return from the Broadway Production.**

*Executive Compensation*

~~Ken Davenport~~**Kenneth A. Hasija** controls our Managing Member, and any compensation paid to him for providing services will be paid by the Managing Member~~.~~ **out of any compensation paid to the Managing Member. Kenneth A. Hasija has not received any compensation for services he has provided to date in connection with the Broadway Production.**

We have no other managers and officers.

*Employment Agreements*

We have no employment agreements with any executive officer or director.

*Reimbursement of Managing Member*

The Managing Member shall be reimbursed for expenses as set forth in *Compensation of the Managing Member*.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of Units as of January 31, 2010 by (i) by each person who is known by us to own beneficially more than 5% of our membership interests, (ii) by each of the named executive officers and (iii) by all our managers and executive officers as a group. On such date, we had one Unit outstanding.

| Name and Address of | | | Units | Percentage of Class |
|---|---|---|---|---|
| Name and Address of Beneficial Owner | Beneficially Owned | Units Beneficially Owned before offering | Units Beneficially Owned after offering | Percent of Class Beneficially Owned |
| Davenport Theatrical Enterprises, Inc.(1)(2)(3)(4) 250 West 49th St., Suite #301, NY, NY 10019 | | 1 Unit | (5) | Currently, 100% |
| 250 West 49th St., Suite #301, NY, NY 10019 Kenneth A. Hasija (3) | 1 | I Unit | (5) | Currently 100% |
| All Current Executive Officers and Managers as a group (one person) | 1 | 1 Unit | (5) | Currently, 100% |

---

(1) Indicates manager

(41) Davenport Theatrical Enterprises, Inc. (*"Davenport"*) is the Managing Member of the Company and in its capacity as the Managing Member is entitled to fifty percent (50%) of the Adjusted Net Profits of the Company pursuant to the terms of the Operating Agreement, which entitlement is unrelated to the Managing Member's ownership interest of one Unit.

(2) Indicates officer. **Davenport may acquire Units in the offering either through the conversion of outstanding expenses advanced by Davenport at $100 per Unit or through the purchase in cash of Units at $100 per Unit.**

(3) Kenneth A. Hasija (p/k/a Ken Davenport) is the director and sole beneficial owner of Davenport Theatrical

~~Enterprises, Inc.~~

(3) Kenneth A. Hasija (p/k/a Ken Davenport) is the director and sole beneficial owner of Davenport Theatrical Enterprises, Inc.

(4) Indicates officer.

(5) It is not known at this stage if Davenport or Kenneth Hasija will acquire any Units beyond that currently beneficially owned by them.

## CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Some of the parties involved with the operation and management of the Company, including the Managing Member, have other relationships that may create disincentives to act in the best interests of the Company and its Investors. The Managing Member has not established, and has no plans to establish, any procedures or controls to prevent, address or resolve these conflicts. As a result, these conflicts may inhibit or interfere with the sound and profitable operation of the Company.

In evaluating these conflicts of interest, prospective investors should be aware that the Managing Member has a responsibility to Investors to exercise good faith and fairness in all dealings affecting the Company. If prospective investors have questions concerning the duties of the Managing Member, such prospective investor should consult with his or her counsel.

***Relationship of Managing Member and Producer***

The Managing Member and producer are the same entity. It may be in the Managing Member's interest as the producer to continue to present the Broadway Production, when it may be in the interest of Investors for the run of the Broadway Production to be terminated. This risk is heightened by the Managing Member's anticipated entitlement to weekly fixed and variable fees. ~~*See, Compensation of the Managing Member.*~~

***Compensation of Managing Member and Producer***

- **As compensation for its services as producer it is expected that the Managing Member will receive a production fee of $20,000 which shall be paid as follows: $5,000 on the first day of rehearsals, $5,000 on the first paid public performance and $10,000 on the official opening of the Broadway Production.**

- **In addition, the Managing Member will be entitled to ongoing compensation as follows: a producer's management fee or royalty equal to up to 3% of gross weekly box office receipts for each week that the Musical is presented (but subject to the same royalty formula that will apply to the Author and which will be in effect for the Broadway Production) and a weekly executive producer fee of $1,000.**

- **In consideration for providing office facilities for the Company, it is expected that the Managing Member also will be entitled to a weekly cash office charge of $2,000 beginning two weeks prior to the commencement of rehearsals of the Broadway Production and continuing until two weeks after its close. The office facilities of the Managing Member will not be used exclusively for the business of the Broadway Production.**

- **The Managing Member will also be entitled to receive 50% of our Adjusted Net Profits reduced by the amount to which Accredited Investors are entitled who authorize immediate use of their proceeds. If the Managing Member advances any production expenses to the Company, it will be entitled to be reimbursed. If,**

**however, the Managing Member declines to be reimbursed then any sums advanced by it to the Company will be converted into Units, at $100 per Unit, in which event the Managing Member will become an Investor to the extent thereof.**

- **It is anticipated that the Managing Member will provide marketing and internet marketing services to the Company for a fee comparable to the fee that would be charged by a third party service provider. It is anticipated that the Managing Member will receive a fee of up to $12,000 plus a weekly of $1,200 for marketing services and a fee of up to $15,000 plus a weekly of $1,500 for internet marketing services.** Our agreements and arrangements with the Managing Member are not the result of arm's length negotiations**, however we believe that they are on terms consistent with what is typical in the theatrical industry**.

*Competition by the Company for Management Services*

The obligations of the Managing Member to the Company are not exclusive. The Managing Member and its principal are involved in other theatrical and entertainment-related projects as well as in other business activities. Liabilities incurred and commitments undertaken by the Managing Member with respect to projects other than our business could adversely affect its ability to manage the Company. Moreover, the Managing Member is expected to engage in the production of other theatrical productions for its own account, and for others, during the term of the Company. Such activities could be seen as competing with the Company and as potential conflicts of interest.

*Lack of Separate Representation*

The Company and the Managing Member are not represented by separate counsel. The attorneys, accountants and other professionals who perform services for the Company may be expected to perform services for the Managing Member and its affiliates.

## DESCRIPTION OF UNITS AND SUMMARY OF THE OPERATING AGREEMENT

### Units

The interests being offered pursuant to this Offering Circular are Units representing limited liability company membership interests in the Company. Holders of Units will have the rights and be subject to the obligations described in the Company's Operating Agreement, a copy of which is attached as an exhibit hereto.

The Units will not provide the holder with any right to vote on the actions of the Company, except to replace the Managing Member in the event of its bankruptcy, dissolution or resignation. The Units grant the holder the right to receive distributions as set forth in the Operating Agreement. *See, Distributions*.

The Units may not be transferred without the consent of the Managing Member, which it may grant or withhold in its discretion. Consent may be conditioned on the transferring Investor complying with such conditions as may be prescribed by the Managing Member.

### Operating Agreement

The rights and obligations of the Managing Member and the Investors will be governed by the Company's certificate of formation and the Operating Agreement. The following sections summarize the material provisions of the Operating Agreement~~ that are not discussed elsewhere in this Offering Circular~~. This outline is not definitive, and potential investors are advised to read and have their advisors read the Operating Agreement in its entirety. It is annexed to, and forms a part of, this Offering Circular.

***Distributions***

***See, Distributions.***

***Powers of Managing Member***

The Managing Member has full, exclusive and complete authority and discretion over the business of the Company. Investors have no right or power to take part in the management of, or to bind~~,~~ the Company, except as otherwise provided by law.

***Liability of Investors***

Investors will not be personally liable for any debts, obligations or losses of the Company beyond the amount of such Investor's investment and share of the undistributed Adjusted Net Profits.

***Restrictions on the Transfer of Units***

**Investors will not be able to sell or transfer any of their Units unless the Managing Member approves such sale or transfer, which it may or may not do so in its sole discretion. As a pre-condition to any transfer, counsel to the Company will need to**

**determine that such sale or transfer is permissible and does not violate any applicable law, rule or regulation.**

*Allocation of Net Income and Net Losses for Tax Purposes*

**We will allocate Net Income and Net Loss, as determined by our accountants for federal income tax purposes, as follows: 50% of our Net Income and Net Loss will be allocated to the Managing Member and 50% will be allocated to the Investors (in accordance with their ownership of Units).**

*Voting Rights*

**The right of Investors to vote on Company matters is extremely limited. If the Managing Member resigns, dissolves or files for bankruptcy, then the Investors shall have the right to vote on whether to continue the business of the Company and designate a substitute Managing Member. The vote of a majority in interest of the Investors will be required to approve the continuation of the Company. Each Investor's interest in the Company will be equal to the number of Units held by such Investor, thus, a majority in interest of the Investors will mean the vote of Investors holding more than half of all outstanding Units. Other than the right to vote described above, it is not anticipated that there will be any meeting of Investors or matters on which a vote of the Investors will be required.**

***Liability of the Managing Member***

The Managing Manager or its affiliates will not be liable to the Investors or the Company (i) for its failure to take any action, including, but not limited to, any action which may prevent the forfeiture of all or any portion of the Company's property, on behalf of the Company, due to the Company's lack of sufficient funds therefore, (ii) because any taxing authorities disallow or adjust any deductions or credits in the Company's income tax returns, or (iii) for any act or the omission the effect of which may cause or result in loss or damage to the Company; provided, however, the following conditions are met: (x) the Managing Member or its affiliates, as applicable, has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company, (y) the Managing Member or its affiliates, as applicable, was acting on behalf of or performing services for the Company, and (z) such liability or loss was not the result of negligence or misconduct by the Managing Member or its affiliates, as applicable.

***Indemnification of the Managing Member***

The Company (but not the Investors personally) indemnifies and holds harmless the Managing Member and its affiliates, from any claim, loss, expense, liability, action or damage resulting from any act or omission in the conduct of the business of the Company provided that the following conditions are met: (a) the Managing Member or its affiliates, as applicable, has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company, (b) the Managing Member or its affiliates, as applicable, was acting on behalf of or performing services for the Company, (c) such liability or loss was not the result of negligence or misconduct by the Managing Member or its affiliates, as applicable, and (d) such indemnification or agreement to hold harmless is recoverable only out of Company net assets and not from Investors. Subject to limitations described below with respect to the advancement of Company funds, the foregoing indemnification shall include, without limitation, reasonable costs and expenses of litigation and appeal (including reasonable fees and expenses of attorneys engaged by the Managing Member in defense or prosecution of any action relating to such act or omission).

Notwithstanding anything to the contrary contained in the foregoing paragraph the Managing Member, its affiliates and any person acting as broker-dealer (if any) shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (a) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee; (b) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; (c) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made, and the court of law considering the request for indemnification has been advised of the position of the Securities and Exchange Commission and the published position of any state securities regulatory authority in which securities of the Company were offered or sold as to indemnification for violations of securities laws.

The Company may not incur the cost of that portion of liability insurance which insures the Managing Member or its affiliates for any liability as to which the Managing Member or its affiliates, as applicable, is prohibited from being indemnified under this section.

The advancement of Company funds to a Managing Member or its affiliates for legal expenses and other costs incurred as a result of any legal action for which indemnification is being sought is permissible only if all of the following conditions are satisfied: (a) the legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the Company; (b) the legal action is initiated by a third party who is not an Investor, or the legal action is initiated by an Investor and a court of competent jurisdiction specifically approves such advancement; and (c) the Managing Member or its affiliates undertake to repay the advanced funds to the Company, together with the applicable legal rate of interest thereon, in cases in which such person is found not to be entitled to indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted pursuant to the Operating Agreement, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

***Abandonment, Termination and Liquidation***

***Abandonment of Production***. The Managing Member at any time may abandon all further Company activities for any reason. At such point it shall so notify each of the Investors and the Company shall be terminated on such date as the Managing Member may designate. As of the date so fixed, the term of the Company shall end and the Managing Member shall liquidate the Company assets.

***Termination***. The term of the Company shall continue until the first to occur of the following: (a) all rights of the Company in the Musical shall have been disposed or otherwise terminated, and all financial affairs relating thereto have been settled; or (b) the resignation, dissolution or bankruptcy of the Managing Member, unless Investors holding a majority of the Units determine within thirty (30) days after such event to continue the business of the Company and, in such event, the Investors shall designate a substitute managing member who has agreed in writing to serve in such capacity. Upon any termination, the Managing Member will liquidate the affairs of the Company.

***Liquidation of Company Assets***. Where the Company is terminated or the activities of the Company are abandoned, the assets of the Company will be liquidated as promptly as possible and any cash proceeds shall be applied as follows, and in the following order of priority:

- to the payment of all debts, taxes, obligations and liabilities of the Company and the necessary expenses of liquidation. Where there is a contingent debt, obligation or liability, a reserve shall be set up to meet same, and if and when said contingency shall cease to exist, the moneys, if any, in said reserve shall be distributed as hereinafter provided.

- to the repayment of the cash contributed, or deemed to have been contributed, by the Investors (if any shall then remain unpaid), said Investors sharing each such repayment proportionately to their respective investments; provided, however, that no amount shall be distributed to any Investors in excess of the balance of such Investor's capital account.

- the surplus, if any, of the said assets then remaining shall be divided among all the Investors in proportion to the balance of their capital accounts.

In liquidating the assets of the Company, all physical assets of a saleable value shall be sold at such price and terms as the Managing Member, in good faith, deems fair and equitable. We may also sell our entitlement to Excess Subsidiary Rights Income. Any Investor or the Managing Member, or any company, corporation or other firm in which it, or any of them, are in any way interested, may purchase said assets at such sale. Only physical assets need be sold.

***Right of Company to Procure Additional Funds***

If Production Expenses are higher than projected, or if the Company is operating unprofitably, we have the right to take in additional funds in the form of loans, if available. Any such loans will be on such terms, and will bear such interest, as may be negotiated. However, (i) if a lender becomes entitled to receive a share of Adjusted Net Profits, that will be paid entirely out of the Managing Member's share of Adjusted Net Profits, and (ii) no interest will be charged on any loan made by the Managing Member or its affiliates to fund additional Production

Expenses (it being understood that, in no event will the Managing Member have any obligation to make loans to the Company). When loans are outstanding, they will be entitled to be repaid in full (with interest if applicable), before distributions are made to Investors or to the Managing Member. *See, Risk Factor Number 4.*

***Reports to Investors***

The Company will provide each Investor with periodic financial reports and with an annual Schedule K-1 that will show the Investor's share of our income (or losses), deductions and credits. Such share will be determined in accordance with applicable tax accounting principles as set forth in the Operating Agreement. We expect to provide these reports to our Investors electronically.

## PLAN OF DISTRIBUTION

***There is no current market for our Units***

There is currently no market for our Units and it is not intended that there ever will be a market for Units.

***The offering will be sold by our Managing Member***

We are offering up to a total of 50,000 Units. The offering price is $100 per Unit and the minimum required investment is $1,000. The offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (i) nine months from the date of this Offering Circular, (ii) the first paid public performance of Broadway Production, or (iii) the sale of maximum number of Units being offered in this offering.

The Units are being offered by us on a "best efforts minimum/maximum" basis and there can be no assurance that all or any of the Units offered will be subscribed for. If less than the maximum proceeds are available to us, our development and prospects could be adversely affected. *See, Risk Factor Number 15.* There is a minimum offering of 45,000 Units ($4,500,000) required for this offering to close.

No one has committed to purchase any of the Units offered. Therefore, we may sell only a nominal amount of Units and return the funds received, or sell only the minimum number of Units required for the offering to close, in which case our ability to execute our business plan might be negatively impacted. We reserve the right to withdraw or cancel this offering and to accept or reject any subscription in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions. Once the Minimum Offering is subscribed, we may continue to accept subscriptions but not in excess of the Maximum Offering or beyond the first paid public performance of the Broadway Production.

We will sell the Units in this offering through our Managing Member. ~~Ken Davenport~~**Kenneth A. Hasija**, acting on behalf of the Managing Member, plans to reach potential investors through personal contacts, the internet, and word of mouth. ~~Ken Davenport~~**Kenneth A. Hasija**'s address is 250 West 49th Street, Suite 301, New York, NY 10019.

The Managing Member will receive no commission from the sale of the Units.

We have no intention of inviting broker-dealer participation in this offering.

***Procedures for Subscribing***

Any prospective investor who decides to subscribe for Units must complete a subscription package, including a Subscription Agreement, and deliver a check for acceptance or rejection. The minimum investment amount is $1,000 (i.e., 10 Units). All checks for subscriptions must be made payable to "The Godspell (New York) LLC"

All cash contributions shall be deposited in a special bank account at J.P. Morgan Chase, 270 Park Avenue, 41st Floor, New York, NY 10017, and shall not be used by us prior to the receipt of the Minimum Offering. The accumulated interest, if any, shall be an asset of the Company, and the Company shall have no obligation to pay such interest to the Investors. Once the Minimum Offering amount has been raised, we may use all the net proceeds of the offering as more fully described in the *Use of Proceeds* section. If we do not raise an amount equal to or over the Minimum Offering prior to the closing of this offering, then all contributions will be promptly returned in full without interest.

Notwithstanding the foregoing, we reserve the right to negotiate and agree in writing with a limited number of Accredited Investors as such term is defined in Rule 501 of Regulation D (e.g., a natural person who has individual net worth, or joint net worth with the person's spouse, that exceeds $1 million at the time of the purchase or a natural person with income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year) to permit us to immediately use their capital contributions for pre-production or production purposes prior to receipt of the Minimum Offering. Any such special arrangement negotiated between the Company and such Accredited Investors will not impact the Investors returns, if any. If an accredited investor purchases Units and authorizes immediate use of his or her funds prior to receipt of the Minimum Offering, such funds may be expended without a production of the Broadway Production ever taking place and such Accredited Investor may lose his or her entire investment. There is no advantage to entering into these agreements authorizing immediate use, unless such advantage is specifically negotiated with and agreed to by the Managing Member; rather such accredited investor incurs a distinct risk by authorizing the use of his/her contribution.

The Units will not be certificated and the number of Units owned by each Investor shall be recorded in the Company's corporate records. No Units will actually be issued to an Investor until the Minimum Offering is achieved and no prospective investor shall be a member of the Company or an Investor unless and until the Minimum Offering is reached.

We anticipate that, at various levels of investment, which levels have not yet been determined, Investors will be provided with memorabilia in the form of merchandise from the Broadway Production, and tickets to the show.

A purchaser of Units will become bound by the provisions of the Company's Operating Agreement and therefore will be subject to the rights and obligations under such agreement.

***Right to Reject Subscriptions***

We maintain the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned by us to the subscriber, without interest or deductions.

***Front Money Investors***

As of the date of this Offering Circular, the Managing Member has received an aggregate of Eighty Five Thousand Dollars ($85,000) in "front money" from a single investor (the "Front Money Investor"). In exchange for providing the Managing Member with funds for the Broadway Production to be used for pre-production purposes prior to the completion of the offering, the Managing Member agreed to provide such Front Money Investor with an enhanced participation in Adjusted Net Profits. However, such enhancement will come from the Managing Member's share of Adjusted Net Profits and will have no impact on Investors' shares of Adjusted Net Profits. Of course there can be no assurance that we will earn any Adjusted Net Profits. *See, Risk Factor Number 6.*

***State Qualification and Suitability***

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Units in any jurisdiction in which, or to any person to whom, it would be unlawful to do so.

These Units have not been qualified under the securities laws of any state or jurisdiction. We plan to qualify the offering with the California, Connecticut, Illinois, Massachusetts, Michigan, **Minnesota,** New Jersey and New York state securities regulatory bodies and such other state securities regulatory bodies as we may determine from time to time. We may also offer or sell our Units in other states in reliance on exemptions from the registration requirements of the laws of those other states.

The Units are speculative, are subject to significant restrictions on transfer and involve a high degree of risk. Accordingly, the Units are suitable only as a long-term investment for persons who can afford to lose their entire investment. As a consequence, some states may require us to impose suitability standards applicable to investors from those states who wish to subscribe for Units in this offering. Such suitability standards may be in the form of recommendations or may be mandatory requirements. If the suitability standards are mandatory, we will require investors to execute a representation or supply evidence of compliance with the applicable standards. We reserve the right to reject any subscription for any reason, including if we determine that the Units are not a suitable investment for a particular investor.

California residents may not invest in this offering unless such resident meets the following suitability test:

California residents who wish to purchase Units must have not less than (i) $60,000 liquid net worth (a net worth exclusive of home, home furnishings and automobile) plus $60,000 gross annual income, or (ii) $225,000 liquid net worth.

**Michigan residents may not invest in this offering unless such resident meets the following suitability test:**

**Michigan residents who wish to purchase Units must be "accredited investors" as such term is defined in Rule 501(a) of Regulation D of the Securities Act of 1933, as amended, and includes a natural person who has individual net worth, or joint net worth with the person's spouse, that exceeds $1 million, a natural person with income exceeding $200,000 in each of the two most recent years (or joint income with a spouse exceeding $300,000 for those years) and a reasonable expectation of the same income level in the current year, or any entity, all of the owners of which are themselves accredited investors.**

Units will be sold only to California **and Michigan** residents that meet ~~these~~**the** requirements **applicable to them**. Even if a prospective investor represents that he or she meets the required suitability standards, we reserve the right to reject any portion or all of such subscription for any reason, including if we determine that the units are not a suitable investment for such prospective investor.

***Subscription Agreement***

Our subscription agreement, when signed and delivered by a prospective investor to us, will be an irrevocable offer by such prospective investor to purchase Units in the amount provided in the agreement. In the subscription agreement, each prospective investor will be required to make representations to us that such prospective investor has received a copy of this Offering Circular, and the appendices and any supplements to this Offering Circular; that the prospective investor understands the risks associated with an investment in the Units; that the prospective investor is purchasing Units for the purpose of investment and not for resale; that the prospective investor is aware that the Units are subject to significant restrictions on transfer; and that the prospective investor has had the opportunity to obtain advice of such prospective investor's legal counsel and accountants or other financial advisers with respect to the tax and other considerations relating to an investment in our Units.

In addition, the subscription agreement contains a statement that each prospective investor agrees to be bound by our Operating Agreement. The subscription agreement also requires information about the nature of the prospective investor's ownership, the prospective investor's residence, and the prospective investor's taxpayer identification or social security number. Subscription agreements are subject to approval and acceptance by us, and we reserve the right to reject any subscription in whole or in part for any reason in our sole discretion. Prospective investors should review the representations and other provisions of the subscription agreement carefully before signing it.

***Advertising, Sales and other Promotional Materials***

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this offering, the Company or the Units and are not to be considered part of this Offering Circular. This offering is made only by means of this Offering Circular and prospective investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Units.

## LEGAL MATTERS

Legal matters in connection with this offering have been and will be passed upon for the Managing Member and the Company by Franklin, Weinrib, Rudell & Vassallo, P.C., 488 Madison Avenue, New York, New York 10022. The firm of Franklin, Weinrib, Rudell & Vassallo, P.C. also represents the Managing Member and by investing in the Company, prospective investors consent to such representation.

No prospective investor should construe the contents of this Offering Circular as legal advice and all prospective investors are encouraged to consult their own legal advisors for advice in connection with this offering.

## EXPERTS

The financial statements included in this Offering Circular have been audited by Berman & Company, P.A. to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

## TRANSFER AGENT

We will serve as our own transfer agent and registrar.

## INDEX TO FINANCIAL STATEMENTS

## PART III EXHIBITS

Item 1. Index to Exhibits.

2.1 Certificate of Formation of The Godspell LLC dated January 25, 2010.

2.2 Amended and Restated Operating Agreement of The Godspell LLC dated March 18, 2010.

4.1 Form of Subscription Package.

**4.2 Form of Agreement with Accredited Investors Authorizing Immediate Use.**

6.1 Form of Production Contract, in its current form.

**6.2 Form of Agreement with the General Manager.**

10.1 Consent of Berman & Company, P.A.

10.2 Consent of Franklin, Weinrib, Rudell & Vassallo, P.C. (contained in Exhibit 11.1)

11.1 Opinion of Franklin, Weinrib, Rudell & Vassallo, P.C.

12.1 Sales Material

Item 2. Description of Exhibits

2.1 Certificate of Formation of The Godspell LLC dated January 25, 2010.

2.2 Amended and Restated Operating Agreement of The Godspell LLC dated March 18, 2010.

4.1 Form of Subscription Package.

**4.2 Form of Agreement with Accredited Investors Authorizing Immediate Use.**

6.1 Form of Production Contract, in its current form.

**6.2 Form of Agreement with the General Manager.**

10.1 Consent of Berman & Company, P.A.

10.2 Consent of Franklin, Weinrib, Rudell & Vassallo, P.C. (contained in Exhibit 11.1)

11.1 Opinion of Franklin, Weinrib, Rudell & Vassallo, P.C.

12.1 Sales Material

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on ~~March 18,~~**April 13,** 2010.

THE GODSPELL LLC

By: Davenport Theatrical Enterprises, Inc.
*its Managing Member*

By: __________________________
Name: Kenneth A. Hasija
Title: President of the Managing Member

This offering statement has been signed by the following person in the capacity and on the date indicated below.

________________________
Kenneth A. Hasija

Title: President of the Managing Member
Date: ~~March 18,~~**April 13,** 2010

 Workshare Professional comparison of interwovenSite://FWRVDMS01/imanage/310820/11 and interwovenSite://FWRVDMS01/imanage/310820/13. Performed on 4/14/2010.

Document comparison by Workshare Professional on Wednesday, April 14, 2010 12:23:53 PM

| Input: | |
|---|---|
| Document 1 ID | interwovenSite://FWRVDMS01/imanage/310820/11 |
| Description | #310820v11<imanage> - #11 - Form 1-A: Godspell |
| Document 2 ID | interwovenSite://FWRVDMS01/imanage/310820/13 |
| Description | #310820v13<imanage> - #13 - Form 1-A: Godspell |
| Rendering set | FWRV Comp2 With Strikethrough |

| Legend: | |
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| Insertions | 434 |
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| Total changes | 591 |

# EXHIBIT 2.1

## Certificate of Formation

# Delaware



*The First State*

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "THE GODSPELL LLC", FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF JANUARY, A.D. 2010, AT 10:06 O'CLOCK A.M.


SECRETARY'S OFFICE
1793 DELAWARE 1855



Jeffrey W. Bullock, Secretary of State

4780484 8100

100066461

AUTHENTICATION: 7775078

DATE: 01-25-10

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:16 AM 01/25/2010
FILED 10:06 AM 01/25/2010
SRV 100066461 - 4780484 FILE

# CERTIFICATE OF FORMATION

of

THE GODSPELL LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company, under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified, and referred to as the "Delaware Limited Liability Company Act"), hereby certifies that:

FIRST: The name of the limited liability company (hereinafter called the "limited liability company") is THE GODSPELL LLC.

SECOND: The address of the registered office and the name and address of the registered agent of the limited liability company required to be maintained by Section 18-104 of the Delaware Limited Liability Company Act are Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 19th day of January, 2010.



Kenneth A. Hasija,
Authorized Person

EXHIBIT 2.2

Operating Agreement

**Amended and Restated Operating Agreement**

**Of**

**THE GODSPELL LLC**

**Dated as of March 18, 2010**

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**PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS AGREEMENT OR ANY PRIOR OR SUBSEQUENT COMMUNICATION FROM THE COMPANY, THE MANAGER OR THEIR AFFILIATES, OR ANY PROFESSIONAL ASSOCIATED WITH THIS OFFERING, AS LEGAL, TAX OR INVESTMENT ADVICE. EACH INVESTOR SHOULD CONSULT WITH AND RELY ON HIS OR HER OWN ADVISORS AS TO THE LEGAL, TAX AND/OR ECONOMIC IMPLICATIONS OF THE INVESTMENT DESCRIBED IN THIS AGREEMENT AND ITS SUITABILITY FOR SUCH INVESTOR.**

**AN INVESTMENT IN THE COMPANY CARRIES A HIGH DEGREE OF RISK AND IS ONLY SUITABLE FOR AN INVESTOR WHO CAN AFFORD LOSS OF HIS OR HER ENTIRE INVESTMENT IN THE COMPANY.**

**NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY TAX BENEFITS FROM AN INVESTMENT, AND ANY INVESTMENT SHOULD BE MADE SOLELY FOR ECONOMIC REASONS.**

TABLE OF CONTENTS

WHEREAS, the Company entered into an operating agreement dated as of January 25, 2010 (the "Original Agreement"); and

WHEREAS, the Original Agreement is hereby amended and restated in its entirety by this amended and restated limited liability operating agreement (the "agreement").

NOW, THEREFORE, in consideration of the mutual promises and agreements made herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree to restate the Original Agreement as follows:

AGREEMENT dated as of March 18, 2010, by the parties who execute this agreement as hereinafter provided.

## Definitions and Construction

Wherever used in this agreement the following terms shall have the following meanings:

1. The term "Accredited Investor" means (i) a natural person who has individual net worth, or joint net worth with the person's spouse, that exceeds One Million Dollars ($1,000,000) at the time of the purchase; (ii) a natural person with income exceeding Two Hundred Thousand Dollars ($200,000) in each of the two most recent years or joint income with a spouse exceeding Three Hundred Thousand Dollars ($300,000) for those years and a reasonable expectation of the same income level in the current year; (iii) an entity in which all of the owners are Accredited Investors, and (iv) and such other entities as are identified in the definition found in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

2. The term "Adjusted Net Profits" shall mean the excess of Gross Receipts over all Production Expenses, Running Expenses, Other Expenses and any compensation paid to third parties that is measured by Net Profits.

3. The term "Author" shall mean, collectively, Stephen Schwartz (writer of the music and lyrics of the Musical) and John-Michael Tebelak (writer of the book of the Musical).

4. The term "Capital Account" shall mean the account established for each Member on the books of the Company, which account is initially equal to the capital contribution of such Member to the Company pursuant to paragraphs FOURTH and FIFTH hereof and thereafter is increased by (i) additional cash contributions, if any, made by such Member to the Company, (ii) the fair market value of any property contributed by such Member to the Company (net of any liability to which such property is subject) and (iii) the amount of any Net Income allocated to such Member pursuant to paragraph SIXTEENTH hereof (including any amount of gross income allocated pursuant to subparagraph (f) thereof), and decreased by (i) the amount of any distributions made to such Member pursuant to paragraphs FIFTEENTH and SEVENTEENTH hereof, including the fair market value of any property distributed by the Company to such Member (net of any liability to which such property is subject) and (ii) the amount of any losses and deductions allocated to such Member pursuant to paragraph SIXTEENTH. The Capital Accounts shall be maintained in

accordance with the tax accounting principles set forth in the Treasury Regulations promulgated under section 704(b) of the Code.

4. The term "Cash Office Charge" shall mean the weekly cash office charge of Two Thousand Dollars ($2,000) to be paid to the Manager with respect to each company of the Musical, commencing two weeks prior to the first rehearsal and continuing until two weeks after the close of the production, in consideration for which the Manager will furnish to the Company office facilities including local telephone, secretarial and like facilities other than a press department (provided, however, that the Manager shall receive reimbursement for disbursements incurred on behalf of the Company, such as for overnight delivery services and messengers)..

5. The term "Code" shall mean the Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequent revenue laws.

6. The term the "Company" shall mean The Godspell LLC, a Delaware limited liability company.

7. The term "Excess Subsidiary Rights Income" means the Company's right to receive 25% of the Author's income from stock and amateur subsidiary rights earnings in the United States and Canada (but only to the extent that in the seven years following the close of the last company of the Musical produced, leased or licensed by us in the United States and Canada such earnings exceed the Author's average annual earnings from stock and amateur productions for the five year period preceding the opening of the Company's Broadway production) and also the Company's potential entitlement to receive a share of such income in other territories, as more fully set forth in the Production Contract.

8. The term "Gross Receipts" shall mean all sums derived by the Company from any source whatsoever from the exploitation or turning to account of its rights in the Musical, including all proceeds derived by the Company from the liquidation of the physical production of the Musical at the conclusion of the run thereof and from return of bonds and other recoverable items included in Production Expenses.

9. The term "gross weekly box office receipts" or "GWBOR" shall be defined with respect to each company of the Musical produced by the Company as all sums received by the Company from the sale of tickets from all sources whatsoever, but shall not include any federal or other admissions or similar taxes, which may be now or hereafter imposed by any governmental authority upon admissions; customary commissions and fees, as may be prevailing from time to time, paid to or retained by third parties in connection with theatre parties, benefits, American Express or other similar credit card plans, automated ticket distribution or remote box offices (e.g., Telecharge and other computer box office services, but not ticket brokers) and commissions or fees for group sales; theatre restoration charges, taxes and/or fees or "facility surcharges" or similar fees or surcharges (however designated); those sums equivalent to the former 5% New York City Amusement Tax, the proceeds of which are now paid to the pension and/or welfare funds of various theatrical unions; subscription fees; receipts from Actors' Fund Benefit performances, provided the customary payments are made by the Actors' Fund to the Dramatists Guild Fund, Inc.; receipts from two performances of the Musical in each calendar year to the extent such receipts are contributed for theatre-related eleemosynary purposes; if applicable, library

discounts, value added taxes and entertainment taxes, if any; and sums previously included in GWBOR which subsequently are refunded or uncollectible due to dishonored checks, invalidated credit cards receipts or for any other reason.

10. The term "Investor Recoupment" shall mean the point (after the official opening of the Musical in New York City) when the Investors have received distributions equal to the amount of their capital contributions.

11. The term "Investors" shall mean the Members who make capital contributions to the Company.

12. The term "Manager" or "Managing Member" shall mean Davenport Theatrical Enterprises, Inc., and references to the Manger's "affiliates" shall mean any person or entity controlling, controlled by, or under common control with the Manager, including, without limitation, Ken Davenport, the president and sole owner of the Manager.

13. The term "Maximum Capitalization" shall mean Five Million Dollars ($5,000,000).

14. The term "Members" shall mean all members of the Company (whether they be the Manager or Investors).

15 The term "Minimum Capitalization" shall mean Four Million Five Hundred Thousand Dollars ($4,500,000).

16. The term the "Musical" shall mean the musical stage play entitled "Godspell," written by the Author and owned by Owner.

17. The terms "Net Income" and "Net Loss" for any fiscal year of the Company, or any fraction thereof, shall mean the net income or net loss of the Company, as the case may be, for such fiscal year, in each case including gain or loss recognized upon the sale of any assets of the Company, including the amount, if any, of tax exempt income received or accrued and taking into account expenditures of the Company described in section 705(a)(2)(B) of the Code (including expenditures treated as described in section 705(a)(2)(B) of the Code under Treas. Reg. §1.704-1(b)(2)-(iv)(i)). The Company shall determine all items of Net Income and Net Loss in accordance with principles applicable in determining taxable income or loss for federal income tax purposes for limited liability companies treated as partnerships and consistent with accounting methods used by the Company in determining taxable income or loss for federal income tax purposes.

18. The term "Net Profits" shall mean the excess of Gross Receipts over all Production Expenses, Running Expenses and Other Expenses (excluding any compensation paid to third parties that is measured by Net Profits).

19. The term "Offering Circular" means the Company's prospectus whereby Units are being offered to potential Investors.

20. The term "Other Expenses" shall mean all expenses of whatever kind or nature other than Production Expenses and Running Expenses actually and reasonably incurred in connection with the operation of the business of the Company, including, but without limiting the generality of the foregoing, monies paid or payable in connection with claims for plagiarism, libel, negligence, etc.

21. The term “Outside Date” refers to the latest date by which the Company may secure the Required Capitalization and is the earlier of nine (9) months from the date hereof or the date of the first paid public performance of the Company’s Broadway production of the Musical.

22. The term "Owner" shall mean, collectively, Tebelak Heirs Joint Venture, the successor-in-interest to John Michael Tebelak, and Heelstone Parc Productions, Inc. f/s/o Stephen Schwartz.

23. The term "Production Contract" shall mean the agreement between the Owner and the Managing Member pursuant to which certain rights in the Musical will be secured from the Owner as described in the Offering Circular (all of which will be assigned by the Managing Member to the Company). As of the date hereof, all material terms of the Production Contract have been agreed to, but it has not yet been signed.

24. The term "Production Expenses" shall mean all fees of directors, designers, cost of sets, curtains, drapes, costumes, properties, furnishings, electrical and sound equipment, premiums for bonds and insurance, cash deposits with Actors' Equity Association or other similar organizations to which, according to custom or usual practices of theatrical business, such deposits may be required to be made, the fees and advances to the Owner, rehearsal charges and expenses, transportation charges, Cash Office Charge, legal and auditing fees and expenses, advance advertising and publicity, theatre costs and expenses, and all other expenses and losses of whatever kind (other than expenditures precluded hereunder) actually incurred in connection with the production through the official opening of the Musical in New York City, including any preview losses.

25. The term "Required Capitalization" shall mean the minimum amount of the estimated production requirements of the Musical, which is Four Million Five Hundred Thousand Dollars ($4,500,000).

26. The term "Running Expenses" shall mean all expenses, charges and disbursements of whatsoever kind actually incurred as "running expenses" of the Musical, including, but without limiting the generality of the foregoing, Owner's royalties, compensation to be paid to the cast and general manager, director's royalties, and miscellaneous stage help, transportation charges, Cash Office Charge, the weekly executive producer's fee, advertising and publicity, rentals, miscellaneous supplies, reasonable legal and auditing expenses, theatre operating expenses, and all other expenses and losses of whatever kind actually incurred in connection with the operation of the production of the Musical, and taxes of whatsoever kind or nature other than taxes on the incomes of the Investors and the Manager.

27. The term "Sinking Fund" shall mean such amount determined by the Manager as necessary for the Company to maintain on hand with respect to the Broadway company of the Musical.

28. The term "Special Bank Account" shall mean the bank account opened by the Manager and maintained at JP Morgan Chase, 270 Park Avenue, New York, NY 10017.

29. The term "Territory" shall mean the United States of America, its territories and possession, including Puerto Rico, and Canada.

30. The term "Units" refers to fifty thousand (50,000) investment interests in the Company being offered to Investors at One Hundred Dollars ($100) per Unit, subject to a minimum investment of One Thousand Dollars ($1,000).

All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons, firm or firms, corporation or corporations may require.

Paragraph headings are used herein for convenience only and shall not be referred to in the interpretation of this agreement.

## Agreement

FIRST: Formation of Limited Liability Company. The Company has been formed as a limited liability company pursuant to the provisions of Chapter 18, Title 6 of the Delaware Code for the purpose of managing and producing the Musical, and for the purpose of exploiting and turning to account the rights at any time held by the Company in connection therewith, and for no other purpose..

SECOND: Manager and Investors. The Manager, Davenport Theatrical Enterprises, Inc., shall execute this agreement as the manager of the Company. All other Members shall be Investors. To the extent that the Manager makes capital contributions to the Company, it shall be deemed to have executed this agreement as both Manager and Investor, and it shall be treated as an "Investor" with respect to its capital contribution.

THIRD: Name and Principal Place of Business of the Company. The Company shall be conducted under the name The Godspell LLC, and its principal place of business shall be c/o Davenport Theatrical Enterprises, Inc. 250 West 49th Street, Suite 301, New York, NY 10019. Said location may be changed upon notice from the Manager to the Investors.

FOURTH: Rights in the Production to be Assigned to the Company. The Manager hereby agrees that all rights it holds in the Musical, including those acquired under the Production Contract automatically shall be contributed to the Company by the Manager, and the Company will assume all of those rights and obligations, whether or not separate documents confirming such contribution and assumption actually are executed. The Manager further agrees that all other rights acquired or which may be acquired relating to the Musical, and the benefit of all services rendered or to be rendered in connection therewith, shall belong to and be held in the name of the Company.

FIFTH: Contributions of the Investors. Each Investor shall purchase the number of Units indicated by such Member on the signature page of this agreement at a purchase price of One Hundred Dollars ($100) per Unit, provided that the minimum investment will be for ten (10) Units, i.e., One Thousand Dollars ($1,000). Payment will be due simultaneously with execution of this agreement, and upon receipt, will be deposited in the Special Bank Account. Funds deposited in the Special Bank Account shall not be used until the Required Capitalization shall have been so paid in. Notwithstanding the foregoing, as provided in paragraph SIXTH hereof, Investors who are Accredited Investors may authorize the immediate use of their investments, even prior to the Company's receipt of the Required Capitalization.

Given the low interest rates that currently prevail, and the difficulty that would be associated with tracking the interest allocable to a particular investment, any interest earned on funds deposited in the Special Account will be deemed to be part of the Gross Receipts of the Company, may be expended by the Manager for any proper purpose of the Company, and will not be credited to or returned to Investors if the Required Capitalization is not achieved. Accordingly, each Investor, by executing this agreement will be deemed to have waived any right to receive interest earned on such Investor's investment and authorizes the Company to use such interest for any proper purpose.

Notwithstanding any contrary implication herein, no Units actually will be issued, and prospective Investors will not actually become Members, until the Required Capitalization is received.

SIXTH: Payment of Capital Contributions; Special Account. An Investor who is also an Accredited Investor may, at the time of executing this agreement, authorize the Company to use some or all of such Investor's investment prior to the Company's receipt of the Required Capitalization. An Investor who grants such authorization will also be required to waive any right of refund if the Required Capitalization is never received and no production of the Musical is produced by the Company (hereafter, an "Authorizing Investor"). In such circumstances, the unexpended balance of contributions received from Authorizing Investors (if any balance remains) will be distributed among them, and they will have no further claims against the Company or the Managing Member or its affiliates for funds which have been expended and are not returned. An Accredited Investor who agrees to become an Authorizing Investor will assume a substantially heightened risk and will receive no advantage for so doing unless an advantage is negotiated with the Manager. In fact, there is a distinct disadvantage to Authorizing Investors since they risk the loss of their entire investment even if the Required Capitalization is never received and the Musical is never produced. If an Accredited Investor negotiates special terms with the Manager, there will be no impact on the financial return to other Investors (in other words, any financial accommodation will come sole from the financial entitlements of the Manager), and the special terms negotiated with the Manager may vary among Authorizing Investors (even among Authorizing Investors investing the same amounts).

If the Required Capitalization is not received within nine (9) months, Investors' investments will be promptly returned, without interest; provided, however, that the investments of Authorizing Investors will be returned, if at all, only to the limited extent described above if any unexpended funds remain.

SEVENTH: Required Capitalization. The Required Capitalization of Four Million Five Hundred Thousand Dollars ($4,500,000) is expected to be furnished by Investors' capital contributions and must be received by the Outside Date. Once the Required Capitalization is reached, the Company shall have the right to continue to accept investments, but not in excess of the Maximum Capitalization of $5,000,000 and not after the Outside Date. The Manager, in its sole discretion, may contribute to the capital of the

Company, including for the purpose of securing the Required Capitalization; provided, that, in no event shall the Manager have an obligation to make any such capital contributions.

EIGHTH: Other Activities of the Manager and the Investors. The Manager is authorized to manage the business of the Company in conjunction with the Manager's other business interests, activities and investments and, subject to the provisions of paragraph TWENTIETH, will not be obligated to devote all or any particular part of its time and effort to the Company and its affairs. Neither this agreement nor any activity undertaken on behalf of the Company shall prevent the Manager, its affiliates, or the Investors from engaging in any other activities or businesses or from making investments, whether or not such activities, businesses or investments are similar in nature to or competitive with the business of the Company, including without limitation investments in, or production of, live theatrical, film and/or television productions, whether individually or jointly with others, without any obligation to account to the Company or Investors for any profits or other benefits derived therefrom, and without having to offer an interest in such activities, businesses or investments to the Company or Investors.

The Manager, and persons and entities affiliated with and/or related to the Manager, is actively involved in many aspects of the theatrical industry. The Manager reserves the right to render, or have its affiliates render, services that are not customarily provided by producers of theatrical productions for which it will receive compensation at customary levels, without any obligation to account to the Company or Investors for any profits or other benefits derived therefrom, and without having to offer an interest in such activities to the Company or Investors.

NINTH: Loans for Production Expenses. If actual Production Expenses shall exceed the estimated Production Expenses, the Company shall seek additional funds to cover such expenses. The Manager or any person or entity controlled by or controlling the Manager (hereafter, "affiliate") may, but shall not have the obligation to, advance all or part of such additional funds. Any amounts so advanced, shall be entitled to be repaid in full prior to the return of any contributions of the Investors or the distribution of Adjusted Net Profits. Any amounts so advanced may bear such interest as may be approved by the Manager, in its sole discretion, and such interest, if any, will be an expense of the Company. Notwithstanding the foregoing, in no event will the interest paid on advances made by the Manager or any affiliate of the Manager exceed two percent (2%) over the prime rate then prevailing at the bank in which the accounts of the Company are maintained. Any amounts of Adjusted Net Profits due to any persons making advances hereunder shall be payable from the Manager's percentage of Adjusted Net Profits and shall not have the effect of reducing the percentage of Adjusted Net Profits payable to the Investors. Any deduction of interest imputed for federal income tax purposes with respect to any such loan made by a Member shall be allocated exclusively to such Member and shall be excluded from the computation of Net Income or Net Loss of the Company.

TENTH: Loans for Running Expenses and Other Expenses. If, at any time, the Company's funds shall be insufficient or otherwise unavailable to pay any Running Expenses or Other Expenses of the Company, the Manager, in its sole discretion, may (but shall not be obligated to) advance or may seek to cause others to advance as loans to the Company the amounts so required. Any such loans shall be entitled to be repaid prior to the return of any contributions of the Investors or the distribution of Adjusted Net Profits, together with such interest, if any, as may be approved by the Manager, in its sole discretion (including in connection with an advance made by the Manager or an affiliate of the Manager). Any amounts of Adjusted Net Profits due to persons making such loans shall be payable from the Manager's percentage of Adjusted Net Profits and said loans shall not have the effect of reducing the percentage of Adjusted Net Profits payable to Investors. Any deduction for interest imputed for federal income tax purposes with respect to any such loan made by a Member or an affiliate of a Member shall be allocated exclusively to such Member and shall be excluded from the computation of Net Income or Net Loss of the Company.

ELEVENTH: Abandonment of the Musical; Liquidation. Anything herein to the contrary notwithstanding, the Manager shall have the right, whenever in its business judgment it shall deem it necessary, to abandon any production of the Musical at any time for any reason whatsoever. In the event of such abandonment, the production shall be forthwith liquidated and all net funds shall be distributed to the same persons and in the same manner as set forth in subparagraph (d) of paragraph SEVENTEENTH hereof, subject to the special provisions of paragraph SIXTH if abandonment occurs prior to achievement of the Required Capitalization. In addition to the foregoing, if the Company has ceased active production of the Musical, but the Company has become entitled to participate in Excess Subsidiary Rights Income, the Company may sell that financial entitlement on terms deemed by the Manger to be fair, and neither the Manager nor any Investor will be disqualified from being the purchaser thereof. Nothing herein will obligate the Manager to give advance notice to all Investors prior to effecting a sale of the Company's entitlement to Excess Subsidiary Rights Income.

TWELFTH: Billing. The production shall be announced substantially as follows:

"Ken Davenport Presents"

or in such other manner as the Manager may determine. Notwithstanding the foregoing, the Manager shall have the right to change such form of announcement and/or give presentation or other credits to other individuals or entities in its discretion.

THIRTEENTH: Termination of the Company. The Company shall continue until the first to occur of the following: (a) all rights of the Company in the Musical shall have been disposed of or terminated; or (b) subject to paragraph FOURTEENTH, the resignation, dissolution or bankruptcy of the Manager. Upon said termination the Manager shall liquidate the affairs of the Company as hereinafter provided.

FOURTEENTH: Continuation of the Company Following a Termination Event. The Company shall not be dissolved upon the resignation, dissolution or bankruptcy of the Manager if a majority in interest of the Investors shall determine within thirty (30) days after such event to continue the business of the Company and designate a substitute Manager who has agreed in writing to serve in such capacity.

FIFTEENTH: Distribution of Adjusted Net Profits. Following such time, if ever, that all of the investments of the Investors shall be returned to them as provided in paragraph SEVENTEENTH (a) hereof, the Adjusted Net Profits that may accrue from the business of the Company shall be divided between the Manager and Investors in the following proportions and shall be distributed as provided in paragraph SEVENTEENTH (b) hereof:

Each Investor shall receive that proportion of fifty percent (50%) of the Adjusted Net Profits of the Company which his investment bears to the aggregate of all investments made by the Investors, and the Manager shall receive the remaining fifty percent (50%) of Adjusted Net Profits. The Manager shall have the right to allocate a portion of its Adjusted Net Profits to one or more third parties, including, without limitation, Authorizing Investors (as defined in Article SIXTH).

SIXTEENTH: Allocation of Net Income and Net Losses. From and after the date of this agreement, all Net Income and Net Losses of the Company for each calendar year or fraction thereof shall be credited or charged to the Capital Accounts of the Members as follows and in the following order of priority:

(a) Net income shall first be credited to the Capital Accounts of the Members to the extent of and in proportion to the respective deficit balances, if any, thereof.

(b) Net income shall next be credited to the Capital Accounts of the Members to the extent of and in proportion to, with respect to each Member, the excess, if any, of (i) the aggregate amount of Net Loss previously charged to the Capital Account of such Member under subparagraphs (d) and (e) of this paragraph SIXTEENTH for all prior years over (ii) the aggregate amount of Net Income previously credited to the Capital Account of such Member under subparagraph (a) for the current year and all prior years and under this subparagraph (b) for all prior years.

(c) The balance, if any, of Net Income shall be credited to the Capital Accounts of the Members in the proportion that they are entitled to share in Adjusted Net Profits pursuant to the provisions of paragraph FIFTEENTH hereof.

(d) If the Company has Net Losses for such calendar year or fraction thereof, an amount of Net Loss shall first be charged to the Capital Account of each Member whose Capital Account has a positive balance, to the extent of and in proportion to the positive balances of each of such Capital Accounts, until the balance of each such Capital Account has been reduced to zero.

(e) The balance, if any, of Net Losses shall be charged to the Capital Accounts of the Members in the proportion that they are entitled to share in Adjusted Net Profits pursuant to the provisions of paragraph FIFTEENTH hereof; provided, however, that if and to the extent that the allocation of Net Loss provided for in this subparagraph (e) would cause the deficit balance of the Capital Account of an Investor to exceed the aggregate amount distributed to such Investor for the current year and all prior years under paragraphs FIFTEENTH and SEVENTEENTH hereof, such amount of Net Loss shall instead be allocated to the Manager.

(f) Notwithstanding any other provision of this Agreement, if any Member unexpectedly receives any adjustments, allocations or distributions described in Treas. Reg. §1.704-1(b)(2)(ii)(D)(4), (5) or (6) that cause a negative balance or increase in the negative balance in the Capital Account of such Member, then items of Company income and gain shall be allocated to such Member in an amount sufficient to eliminate such negative balance as quickly as possible prior to any other allocation hereunder. For purposes of this subparagraph (f), a Member's Capital Account shall be increased by such Member's share of any recourse liability of the Company (including any loans made by such Member to the Company).

(g) No Member shall be personally liable for any debts, obligations or loss of the Company in any event, except from the capital contributed by him hereunder.

SEVENTEENTH: Return of Contributions of the Investors; Distribution of Adjusted Net Profits; Liquidation Distributions.

(a) The contributions of the Investors shall be returned to them at the following times:

At such times (after the official opening of the Musical in New York City) as the Company has a cash reserve not less than the Sinking Fund after the payment or reasonable provision for payment of all debts (including loans pursuant to paragraphs NINTH and TENTH hereof which pursuant to their terms are repayable prior to the return of the contributions of the Investors), liabilities, taxes and contingent liabilities, all cash received from time to time by the Company in excess of said cash reserve shall be paid periodically, but not less frequently than quarterly, exclusively to the Investors until their total contributions shall have been thereby fully repaid (the point at which such repayment occurs being referred to as "Investor Recoupment"). The foregoing notwithstanding, distributions may be deferred (although reports will be rendered) if the amount per Unit is less than Five Dollars ($5.00). Deferred distributions will be paid with any additional distributions to which Investors are entitled at the end of the next following quarter when the aggregate distribution to be made is in excess of Five Dollars ($5.00) per Unit. Each Investor shall receive that proportion of such excess cash received by the Company as his contribution bears to the aggregate amount of all contributions made by all Investors.

(b) The time and manner of distribution of the Adjusted Net Profits of the Company shall be as follows:

Following Investor Recoupment, such part of the Adjusted Net Profits of the Company as can be paid in cash and still leave the Company with a cash reserve not less that the Sinking Fund after the payment, or reasonable provision for the payment of all debts, liabilities, taxes and contingent liabilities, and after making the payments provided for in subparagraph (a) of this paragraph SEVENTEENTH, shall be paid not less frequently than quarterly to the Investors and Manager (in accordance with the percentage provisions hereinbefore set forth in paragraph FIFTEENTH), but subject to the minimum distribution requirements described in the preceding subparagraph..

(c) Solely for the purpose of determining whether any contributions are to be repaid or Adjusted Net Profits are to be distributed to the Investors and/or Manager under the provisions of this paragraph SEVENTEENTH (but not for any other purpose) the financial reports prepared by the accountants for the Company shall be conclusive.

(d) Upon the closing of all companies presenting the Musical under the management or license of the Company, and the abandonment of further intention of producing the Musical, the assets of the Company shall be liquidated as promptly as possible and the cash proceeds shall be applied as follows, and in the following order or priority:

(i) To the payment of all debts, taxes, obligations and liabilities of the Company, and the necessary expenses of liquidation. Where there is a contingent debt, obligation or liability, a reserve shall be set up to meet it, and if and when said contingency shall cease to exist, the moneys, if any, in said reserve shall be distributed as herein provided for in this paragraph SEVENTEENTH.

(ii) To the repayment of the capital contributed by the Investors (if any shall then remain unpaid), the said Investors sharing each such repayment proportionately to their respective contributions; provided, however, that no amount shall be distributed to any Investor pursuant to subparagraph (d)(ii) of this paragraph SEVENTEENTH in excess of the balance of such Investor's Capital Account.

(iii) The surplus, if any, of the said assets then remaining shall be divided among all the Members in proportion to the balance of their Capital Accounts, determined after allocating Net Income or Net Loss for the year of such liquidation (determined after taking into account gain or loss realized in connection with such liquidation) and after taking into account all distributions made during such year, including distributions pursuant to subparagraph (d)(ii) hereof.

In liquidating the assets of the Company, all physical assets of a saleable value, belonging to the Company, shall be sold at public or private sale, as the Manager may deem advisable. No assets other than physical ones need be sold. It is agreed that any Member may purchase said physical assets at such sale.

At any time after the completion of the run of all companies presenting the Musical under the management or license of the Company, the Manager shall have the right to sell or otherwise dispose of the Company's remaining rights in the Musical, including, without limitation, its interest in Excess Subsidiary Rights Income, as more fully set forth in paragraph ELEVENTH. The Investors and/or Manager may be purchasers upon any such sale provided the amount paid by them as purchasers shall be fair and reasonable.

EIGHTEENTH: Special Bank Account. The Manager has opened and will maintain, in the name of the Company, in New York City, one or more bank accounts in which shall be deposited all of the capital of the Company, all of the Gross Receipts as hereinbefore defined, and no other funds. The funds in said bank accounts shall be used solely for the business of the Company. Among those bank accounts will be the Special Bank Account described in Article FIFTH.

NINETEENTH: Books and Records of the Company; Tax Matters Member. At all times during the continuance of the Company, the Company shall keep or cause to be kept full and faithful books of account in which shall be entered fully and accurately each transaction of the Company. Such books and records also will record the number of Units owned by each Investor, and no separate certificates for Units will be issued. Upon written request to the Manager citing good cause relating to the business of the Company and the Investor's investment therein, said books of account shall be open during normal business hours for inspection by Investors or their qualified financial representatives, at the applicable Investor's sole expense. For the avoidance of uncertainty, no Investor will be permitted access to the names and addresses of other Investors absent demonstration of a compelling need for such information directly related to the requesting Investor's investment in the

Company. The Company agrees to deliver to the Investors as long as the Musical is being presented by it, monthly reports consisting of summary balance sheets and profit and loss statements, within thirty (30) days after the close of the period covered thereby. In addition, the Company agrees to deliver to the Investors financial statements for each twelve-month fiscal period in which the Company has any earnings or expenditures or engages in any financial transactions, within four (4) months after the close of the applicable fiscal period. The Company will furnish unaudited preopening reports for each six-month period (if any) prior to the first paid public performance of the Musical, the first such report to be due six (6) months and thirty (30) days after the applicable six-month period. All such reports and any other financial reports which may be required shall be prepared in accordance with such laws and regulations as may be applicable to the financing and conduct of the business of the Company, which will include Article 23 of the New York Arts and Cultural Affairs Law, and regulations issued pursuant thereto. The Company further agrees to deliver to each Investor all so-called "information returns" (prior to the filing thereof with the federal and state governments) showing the income of the Company and of each Member received therefrom. It is anticipated that all of the foregoing reports will be furnished to investors electronically.

Each Investor does hereby permit the Manager to designate itself the Tax Matters Member of the Company, as required by the Code, and does hereby agree that any action taken by the Tax Matters Member so designated in connection with audits of the Company under the Code will be binding upon the Investors. Each Investor further agrees that he will not treat any Company item inconsistently on his individual income tax return with the treatment of the item on the Company return and that he will not independently act with respect to tax audits or tax litigation affecting the Company, unless previously authorized to do so in writing by the Tax Matters Member, which authorization may be withheld in the complete discretion of the Tax Matters Member.

TWENTIETH: Duties and Powers of the Manager. Without limitation of the provisions of paragraph EIGHTH, the Manager agrees to render the services customarily and usually rendered by theatrical producers, and to devote as much time thereto as it deems necessary. It agrees to furnish, from the date of this agreement, office facilities including local telephone, secretarial and like facilities (but not including a press department) for which it shall receive reimbursement for disbursements incurred on behalf of the Company (such as long overnight delivery and messenger charges) and, beginning three weeks prior to the first rehearsal and continuing until three weeks after the close of the Musical, the Cash Office Charge. If there is more than one company of the Musical, the Cash Office Charge shall also be payable to the Manager with respect to each additional company for the period beginning two weeks prior to the first rehearsal of such additional company and continuing until two weeks after its close. Payments made hereunder shall be deemed to be, and shall be charged as, Running Expenses and/or Production Expenses of the Company.

As between the Manager and the Investors, subject to the provisions of paragraph TWENTY-FIRST hereof, the Manager shall have complete control, in its discretion, both of production of the Musical and the exploitation of all rights therein, including, without limiting the generality of the foregoing, changes in script, choice of cast, directors and designers, sets, prices of tickets, time of opening and closing the Broadway production or any other company of the Musical, and organizing and arranging for additional companies if the Company exercises such rights.

TWENTY-FIRST: Additional Rights of the Manager; Failure to Take Action; Liability of Manager; Indemnification.

(a) As set forth more fully in paragraph THIRTIETH, if the Company has secured such rights, the Manager shall have the right in its discretion to make arrangements to license the touring rights or the rights to produce and present additional companies of the Musical to itself or to any other party or parties it may designate in its sole discretion, provided the Company receives reasonable royalties or other reasonable compensation therefor, and provided, further, that the Company shall have no financial responsibility for any loss or expenses arising out of the production or operation of said additional company or companies. In the event of any such license of touring rights or additional company rights, neither the Investors nor the Manager shall be disqualified from participating in the licensee's exploitation of such rights by investment of their funds or otherwise as a separate enterprise, and the Company shall not be entitled to share in any compensation received by any Investors or the Manager in connection therewith. However, although it is possible that certain Investors may invest in one or more of such additional companies, nothing herein will suggest that any Investor will have a right to invest in any additional company, even if such additional company is controlled by or affiliated with the Manager and even if the Manager has made investment opportunities available to certain Investors.

(b) If the Manager at any time after the first public performance of the Musical shall determine in good faith that continuation of the run of the Musical is not in the best interests of the Company and should be abandoned, it shall have the right to make arrangements with any person or entity to continue the run of the Musical on such terms as it may feel is in the best interests of the Company, and nothing herein shall prevent the Manager from having an interest in any such entity.

(c) If the Owner sells, leases, licenses or otherwise disposes of subsidiary rights in the Musical, any of the Members, including the Manager, or any affiliate, may seek to acquire and exploit such rights solely for their own account(s) and may receive compensation or other consideration, solely for their account(s), as producer, associate producer or in any other capacity whatsoever, in connection with the exploitation of such rights without any obligation to account to any other Member. However, if the Company secures an interest in Excess Subsidiary Rights Income, nothing contained in this paragraph shall reduce or otherwise impair the Company's interest therein.

(d) The Manager or its affiliates shall not be liable to the Investors or the Company (i) for its failure to take any action, including, but not limited to, any action which may prevent the forfeiture of all or any portion of the Company's property, on behalf of the Company, due to the Company's lack of sufficient funds therefore, (ii) because any taxing authorities disallow or adjust any deductions or credits in the Company's income tax returns, or (iii) for any act or the omission the effect of which may cause or result in loss or damage to the Company, provided, however, the following conditions are met: (x) the Manager or its affiliates, as applicable, has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company, (y) the Manager or its affiliates, as applicable, was acting on behalf of or performing services for the

Company, and (z) such liability or loss was not the result of negligence or misconduct by the Manager or its affiliates, as applicable.

(e) The Company will indemnify and hold harmless the Manager and its affiliates from any claim, loss, expense, liability, action or damage resulting from any such act or omission in the conduct of the business of the Company provided that the following conditions are met: (i) the Manager or its affiliates, as applicable, has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company, (ii) the Manager or its affiliates, as applicable, was acting on behalf of or performing services for the Company, (iii) such liability or loss was not the result of negligence or misconduct by the Manager or its affiliates, as applicable,, and (iv) such indemnification or agreement to hold harmless is recoverable only out of Company net assets and not from Investors. Subject to subparagraph (h) of this paragraph TWENTY-FIRST, the foregoing indemnification shall include, without limitation, reasonable costs and expenses of litigation and appeal (including reasonable fees and expenses of attorneys engaged by the Manager in defense or prosecution of any action relating to such act or omission).

(f) Notwithstanding anything to the contrary contained in subparagraph (e) of this paragraph TWENTY-FIRST, the Manager, its affiliates and any person acting as broker-dealer (if any) shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee; (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; (iii) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made, and the court of law considering the request for indemnification has been advised of the position of the Securities and Exchange Commission and the published position of any state securities regulatory authority in which securities of the Company were offered or sold as to indemnification for violations of securities laws.

(g) The Company may not incur the cost of that portion of liability insurance which insures the Manager or its affiliates for any liability as to which the Manager or its affiliates, as applicable, is prohibited from being indemnified under this paragraph TWENTY-FIRST.

(h) The advancement of Company funds to the Manager or its affiliates for legal expenses and other costs incurred as a result of any legal action for which indemnification is being sought is permissible only if all of the following conditions are satisfied: (i) the legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the Company; (ii) the legal action is initiated by a third party who is not an Investor, or the legal action is initiated by an Investor and a court of competent jurisdiction specifically approves such advancement; and (iii) the Manager or its affiliates undertake to repay the advanced funds to the Company, together with the applicable legal rate of interest thereon, in cases in which such person is found not to be entitled to indemnification.

TWENTY-SECOND: Limitation on Assignments by Investors. No assignee of an Investor shall have the right to become a substituted Investor in the place of his assignor without the written consent of the Manager and then only upon complying with such conditions related to such substitution as may be prescribed by the Manager, including, without limitation, conditions described in subparagraph II of paragraph THIRTY-FIRST hereof. The Manager's consent may be withheld for any reason or for no reason.

TWENTY-THIRD: Death or Legal Incompetence of Investors. If an Investor shall die, his executors or administrators, or if he shall be declared legally incompetent, his committee or other representative, shall have the same rights that the Investor would have had if he had not died or been declared legally incompetent, and the share of such Investor in the assets of the Company shall, until the termination of the Company, be subject to all the terms, provisions and conditions of this agreement as if such Investor had not died or been declared legally incompetent.

TWENTY-FOURTH: Addresses. The address of each party hereto for all purposes shall be the address of such party set forth next to such party's signature at the end of this agreement; provided, however, that the parties hereto shall have the right to designate, in writing, alternate addresses for the receipt of notices, statements, payments and other mail.

TWENTY-FIFTH: No Right to Demand Property Other Than Cash in Return of Contributions. Unless agreed to in writing by the Manager and other parties hereto, the Investors shall have no right to demand and receive property other than cash in return for their contributions.

TWENTY-SIXTH: Arbitration. Any dispute arising under, out of, in connection with, or in relation to this agreement, or the making or validity thereof, or its interpretation, or any breach thereof, shall be determined and settled by arbitration in New York City, pursuant to the rules then obtaining of the American Arbitration Association. Any award rendered shall be final and conclusive upon the parties and a judgment thereon may be entered in the highest court of the forum, state or federal, having jurisdiction.

TWENTY-SEVENTH: Counterparts. This agreement may be executed in counterparts, all of which taken together shall be deemed one original. Delivery of an executed counterpart by facsimile or transmitted electronically in either a Tagged Image Format File ("TIFF") or Portable Document Format ("PDF") shall be equally effective as delivery of a manually executed counterpart.

TWENTY-EIGHTH: Originals and Copies of this Agreement; Articles of Organization. One original of this agreement (or set of counterparts) and the Articles of Organization of the Company shall be held at the office of the Company.

TWENTY-NINTH: Miscellaneous.

I. Execution of Certificates and Documents. Each of the Members hereby acknowledges and agrees that the Manager (or such person who is designated by the Manager) will have exclusive authority to make, execute, sign, acknowledge and file (a) any amendment to the Certificate of Formation of the Company required by law or required to reflect any amendment of this agreement, (b) all papers which may be required to effect or reflect the dissolution and liquidation of the Company after its termination, and (c) all such other instruments, documents and certificates which may from time to time be required (i) by the laws of the United States of America, the states of Delaware, New York or any other state in which the Company may determine to do business, or any political subdivision or agency thereof, (ii) to effectuate, implement and continue the valid and subsisting existence of the Company, or (iii) to carry out and perfect any action pursuant to this agreement. The Manager shall not, however, have any rights, power or authority to amend or modify this agreement when acting pursuant to the powers conferred by this paragraph.

II. Further Assurances. Each of the parties hereto agrees to execute, acknowledge, deliver, file, record and publish such further certificates, instruments, agreements and other documents, and to take all such further action as may be required by law or deemed by the Manager to be necessary or useful in furtherance of the Company's purposes and the objectives and intentions underlying this agreement and not inconsistent with the terms hereof.

III. Consent By Investors. In any case where the consent of a stated portion in interest of the Investors must be determined, each Investor's interest in the Company shall be equal to the number of Units held by such Investor. Accordingly, a majority in interest of the Investors will mean the vote of Investors holding more than half of all outstanding Units. The foregoing notwithstanding, it is not anticipated that there will be any meeting of Investors or matters on which a vote of the Investors will be required (other than in the limited and unanticipated circumstances described in paragraph FOURTEENTH hereof), as all management authority resides with the Manger.

IV. Entire Agreement; Amendment . This instrument incorporates the entire agreement among the parties hereto, regardless of anything to the contrary contained in any other instrument or notice purporting to summarize the terms hereof, whether or not the same shall be recorded or published. Other than as set forth in paragraph TWENTY-NINTH (I) hereof, no amendment to this Agreement shall be effective unless made in writing and approved, by vote or by written consent by a majority in interest of the Investors; provided, that the Manager may unilaterally make any amendments to this Agreement (each, a "Technical Amendment") to (a) reflect Investor admissions, withdrawals, transfers, substitutions, divestitures, reductions and cancellations, (b) preserve the Company's status as a limited liability company, (c) change the jurisdiction of organization of the Company, or (d) make such other technical amendments that do not materially adversely affect an Investor in a disproportionate manner (relative to its effect on other Investors). Any Technical Amendment shall be binding upon the Company and all of its Investors. No waiver of any provision of this Agreement shall be effective unless made in writing and signed by the party against whom the relevant waiver is to be enforced. All amendments and/or resolutions authorizing any amendments to this agreement shall be set forth in writing and shall automatically be effective upon the receipt of the requisite approvals.

V. Severability. If one or more of the provisions of this agreement shall be held to be invalid, illegal or unenforceable in any respect, the remaining provisions of this agreement shall remain in full force and effect and shall be construed as though the invalid, illegal or unenforceable provisions never had been contained herein.

THIRTIETH: Specific Information Concerning the Proposed Production.

I. Business Operations. Investors are directed to the Offering Circular for detailed information regarding the Company's proposed business operations, including, without limitation, information concerning the Production Contract and other material agreements.

II. Funds Advanced by the Manager. The Managing Member may, from time to time, advance sums for pre-production and production expenses for which it will be entitled to be reimbursed from funds authorized to be used prior to the Company's receipt of the Required Capitalization and from the Company after its receipt of the Required Capitalization. However, if the Managing Member elects not to be reimbursed for such advances, such unreimbursed advances shall be deemed the equivalent of cash contributions to the capital of the Company, and the Managing Member shall become an Investor to the extent of such unreimbursed advances.

III. Compensation of the Manager. In addition to reimbursement for pre-production expenses as set forth in the preceding paragraph, the Managing Member will be entitled to receive the Cash Office Charge, a one-time producer's fee of $20,000 payable upon achievement of the Required Capitalization, a producers' fee equal to three percent (3%) of the gross weekly box office receipts (or a minimum weekly guarantee of $3,000 against 6.67% of Weekly Profits when the royalty formula is in effect), and an executive producer fee of $1,000 per week as compensation for services in connection with the Company's production of the Musical. The Managing Member also will be entitled to a fifty percent (50%) share of the Company's Adjusted Net Profits.

IV. No Overcall. There shall be no overcall.

THIRTY-FIRST: Certain Tax Matters; Investment Intent and Limitations on the Resale of Units.

I. Taxes. If any liability for taxes (income or otherwise) of the Company shall be reduced by reason of any credit, deduction or similar item, resulting from the rights or status of any person or entity having an interest in the Net Profits or Adjusted Net Profits of the Company, such reduction shall inure solely to the benefit of such person or entity.

Without limiting the generality of the foregoing, anything in the definition of "Running Expenses" notwithstanding, Running Expenses (as therein defined) shall not include unincorporated business income taxes on the income of the Company imposed under any statute that provides a total or partial exemption (in computing the Company's unincorporated business income tax) for the share of income of any Member. Unincorporated business income taxes imposed under any such statute shall be charged only to the respective Investors and Manager whose respective tax status results in the assessment of unincorporated business income tax so as to accord to each such respective Investor and Manager his proportionate share thereof. Such charges shall be reflected in the Members' Capital Accounts and shall be taken into account in determining amounts distributable by the Company to the Members.

The Company shall be entitled to deduct, withhold and pay any and all future taxes or withholdings, and all liabilities with respect thereto to the extent that the Company in good faith determines that such deduction or withholding or payment is required by the Code or any other Federal, state, local or foreign law, rule or regulation which is currently in effect or which may be promulgated hereafter. In this regard, any taxes withheld from an actual distribution to a Member shall, for all purposes of this agreement, be treated as a distribution to such Member of the same type and character as the distribution giving rise to the withholding obligation.

With respect to the tax liabilities of foreign investing Members, any amount deducted, withheld or paid with respect to a Member that is not described in paragraph SEVENTEENTH, including but not limited to any amount measured by a Member's distributive share of any Company item, shall be considered a loan (a "Special Loan") by the Company to such Member (the "Borrowing Member"). The Borrowing Member shall repay any such Special Loan to the Company within ten (10) days after the Manager delivers a written demand therefor, together with interest at two percent (2%) over the prime rate then prevailing at the bank in which the accounts of the Company are maintained, from the date such loan was made until the date of the repayment thereof. In addition to any other rights of the Company to enforce the Company's right to receive repayment of the Special Loan, plus any accrued interest thereon, the Company may deduct from any actual distribution to be made to a Borrowing Member or any amount available for distribution to a Borrowing Member an amount not greater than the outstanding balance of any Special Loan, plus any accrued interest thereon, as a payment in total or partial satisfaction thereof. In the event that the Company deducts the amount of the Special Loan plus any accrued interest thereon from any actual distribution or amount available to be distributed, the amount that was so deducted shall be treated as an actual distribution to the Borrowing Member for all purposes of this agreement.

II. Investment Intent; Limitations on Resale. Each person executing this agreement as an Investor represents that he is entering into this agreement and acquiring Units for his own account for investment purposes only and not with a view to the distribution, resale, subdivision, fractionalization or disposition thereof. Each person executing this agreement as an Investor further agrees that he will not resell the Units acquired by him unless and until the proposed transfer is approved by the Manager, in the Manager's sole discretion, and counsel for the Company shall have determined in writing that the intended disposition is permissible under this agreement and does not violate the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission or any applicable state securities laws. Any Investor requesting such a determination shall bear the legal expense pertaining thereto, whether or not it is concluded that the disposition is permissible and not a violation. Finally, each person executing this agreement as an Investor agrees to indemnify and hold harmless the Manager, the officers and directors of the Manager and the Company from and against any and all loss, damage, liability or expense including costs and reasonable attorneys' fees to which any of them may be put or may incur by reason of any breach by such person of the representations made in this subparagraph II of this paragraph THIRTY-FIRST.

THIRTY-SECOND: Production and Operating Budgets; Recoupment Projections. Investors are directed to the Offering Circular, for the Company's currently estimated production budget and operating budget (including recoupment projection), which, as stated therein, are based on a number of assumptions and could be altered if such assumptions change. Nothing herein or in the Offering Circular shall limit the right of the

Manager to make such changes in the allocations set forth in the production budget as it deems necessary or advisable, and there can be no assurances that actual production expenses will not exceed the amount indicated therein. The aggregate capital contributions to the Company may be used in the Manager's discretion to pay Running Expenses and Other Expenses as well as Production Expenses. With respect to the operating budget and recoupment estimate, there can be no assurance that operating expenses will be as projected or that the Musical will run for any particular length of time or attract audiences of any particular size. Moreover, the Manager reserves the right to select a theatre of greater or lesser seating capacity than projected in the recoupment estimate, which would cause the budgets and recoupment projections to change.

THIRTY-THIRD: Investors' Representations and Acknowledgment of Risks. Each Investor warrants and represents to the Manager that he or she:

(a) Has carefully read, reviewed and is familiar with this agreement and the Offering Circular;

(b) Has carefully reviewed the Risk Factors identified in the Offering Circular and recognizes that an investment in the Company carries with it a high level of risk and a significant possibility of loss of the entire investment;

(c) Is aware that there is no public market for Units, that it is not intended that such a market develop, and that it will not be possible to readily liquidate this investment;

(d) Acknowledges that Franklin, Weinrib, Rudell & Vassallo, P.C., counsel for the Company, has in the past acted, and may in the future continue to act, on a regular basis, as counsel for the Manager;

(e) Acknowledges and agrees that interest earned on the Investor's investment may be used by the Company and that such interest will not be refunded to the Investor if the Required Capitalization is not achieved and the Investor's investment is returned; and

(f) Will complete and sign the Subscription Agreement and, by so doing, will be deemed also to have executed this agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Operating Agreement as of the 18th day of March, 2010.

AS MANAGER



| Name | Address |
|---|---|
| DAVENPORT THEATRICAL ENTERPRISES, INC.<br><br>By: ______________________<br>Name: Kenneth A. Hasija (professionally known as Ken Davenport)<br>Title: President | 250 West 49th Street<br>Suite 301<br>New York, NY 10019 |
| | |

# EXHIBIT 4.1

## Form of Subscription Package

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*SUBSCRIPTION PACKAGE*

THE GODSPELL LLC

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**A minimum of 45,000 and a maximum of 50,000 limited liability company membership interests in The Godspell LLC ("Units")**

**Offering Price - $100 per Unit**

**Minimum Subscription - $1,000 (10 Units)**

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**THIS PACKAGE CONTAINS THE FOLLOWING DOCUMENTS:**

1. **Instructions**
2. **Subscription Agreement (to be completed and signed by all Investors)**
3. **Investor Supplement, consisting of the following:**
    - **Type of Entity Designation**
    - **Federal Form W-9 (to be completed by all U.S. Investors)**
    - **Federal Form W-8ECI (to be completed by all foreign Investors)**

**__________, __, 2010**

**INSTRUCTIONS FOR PROSPECTIVE INVESTORS IN THE GODSPELL LLC**

To invest in the LLC, please do the following:

- Print out the entire Subscription Package.
- Complete and sign the Subscription Agreement.
- If you are a California resident, you also must complete and sign the California Representation, which is part of the Subscription Agreement.
- If you are a Michigan resident, you also must complete and sign the Michigan Representation, which is part of the Subscription Agreement.
- Complete the attachment called "Type of Entity Designation"
- If you are a US taxpayer, complete Form W-9.
- If you are a foreign Investor, complete Form W8-ECI.
- Write a check payable to "The Godspell (New York) LLC" for the amount of your investment.
- Send your check, the signed Subscription Agreement, and all of the additional forms that apply to you to:

The Godspell LLC
c/o Davenport Theatrical Enterprises, Inc.
250 West 49th Street
Suite #301
New York, NY 10019
Attn.: Subscription Department

IF YOU HAVE ANY QUESTIONS ABOUT HOW TO COMPLETE THESE MATERIALS, PLEASE CALL DAVENPORT THEATRICAL ENTERPRISES, INC. AT (212) 874-5348 AND ASK FOR THE SUBSCRIPTION DEPARTMENT.

**THE GODSPELL LLC**

**SUBSCRIPTION AGREEMENT**

To Prospective Investors:

To purchase Units in The Godspell LLC (the "LLC"), you must complete and sign this Subscription Agreement. By so doing, you warrant, represent and agree as follows:

1. The LLC's Offering Circular (which includes, without limitation, the LLC's Operating Agreement) has been delivered to you via email or through the LLC's website, and you have carefully read, reviewed and are familiar with the Offering Circular.

2. You have received, and you accept and adopt each and every provision of, the LLC's Operating Agreement. You agree that your signature on this Subscription Agreement also will serve as your signature to the Operating Agreement.

3. You have been advised to pay particular attention to the Risk Factors section of the Offering Circular and, accordingly, you recognize that an investment in the LLC involves a high degree of risk, and you are prepared for the possibility of the loss of your entire investment.

4. You are purchasing the Units solely for your own account and not for the purpose of resale. You recognize that Units are subject to significant restrictions on transfer and, for such reason, that you may need to bear the economic risk of an investment in Units for the life of the LLC.

5. You have secured, or have waived the right to secure, the advice of your legal counsel, accountants or other financial advisors with respect to an investment in the Units.

6. The LLC may retain any interest earned on your investment, and you waive the right to receive such interest, including in the event your investment is returned to you if the required Minimum Offering of $4,500,000 is not completed within nine months.

7. You irrevocably subscribe for and agree to purchase the number of Units covered by the amount of your investment. You acknowledge that the LLC has the right to reject your subscription in whole or in part for any reason. Even if you subscription is accepted, you will not actually become an Investor in the LLC unless and until the Minimum Offering of $4,500,000 is achieved.

8. Your principal residence, or (if you are not an individual) your principal place of business, and in either case, such location is the location where the decision to invest in the Units was made, is the address of Investor set forth on page 2 of this Subscription Agreement.

9. All of the information provided below is complete and accurate and may be relied on by the LLC and its Managing Member. ***Note: All blanks must be completed.***

- Amount of Investment: $__________________

- Legal Name of Investor: ____________________________

- Type of Investor: Please initial the appropriate line:

  ____ Individual who is a resident of New York State.

  ____ Individual who is not a resident of New York State

  ____ Partnership, LLC or LLP.

  ____ Not-for-profit corporation or exempt organization.

  ____ Trust/Estate/Fiduciary

  ____ S Corporation

  ____ Partnership, LLC or LLP.

  ____ C Corporation

  ____ Other – Please describe: ________________________

- You have the right to receive a billing credit in connection with the Broadway Production. Please print the name in which you would like such credit to appear:

  ________________________________.
  Name to Receive Credit

  or

  If you do not wish to receive any credit, check this box: [ ]

- Residential Address of Investor: ______________________________________

  ____________________________________________________________

- Email Address of Investor: ____________________________________________

- Phone Number of Investor: ____________________________________________

- Social Security or Tax ID Number: ____________________________________

9. All of the information provided below is complete and accurate and may be relied on by the LLC and the Managing Member. ***Note: Answering the following is optional.***

- Are you an "Accredited Investor" as defined in Rule 501 of Regulation D?
  Yes [ ] No [ ] Don't know [ ]
- Have you ever invested in a theatrical production before? Yes [ ] No [ ]
- Date of Birth:________________________
- Have you performed in a production of "Godspell"? Yes [ ] No [ ]

**INVESTOR SIGNATURE**

By signing this Subscription Agreement you acknowledge and agree to all of its terms and you confirm the accuracy of the information you have provided. You also recognize and agree that by signing this Subscription Agreement you also will be deemed to have signed the Operating Agreement of The Godspell LLC and to have accepted all of its terms.

________________________________
Signature

________________________________
Print Name (and title if Purchaser is an Entity)

________________________________
Date of Signing

********************

*NOTE*: **California Representation – Mandatory for California Residents**

The Units have been approved for sale in California pursuant to a limited offering qualification where sales can only be made to proposed California purchasers based on their meeting certain suitability standards whereby a purchaser of Units must have not less than (i) $60,000 liquid net worth (a net worth exclusive of home, home furnishings and automobile) plus $60,000 gross annual income, or (ii) $225,000 liquid net worth.

Because the offering of Units was approved in California on the basis of a limited offering qualification, Godspell did not have to demonstrate compliance with some of the merit regulations of the California Department of Corporations that are found in Title 10, California Code of Regulations, Rule 260.140 et seq.

The information supplied below will be used in determining whether your proposed purchase of Units meet the suitability criteria stated above.

**Confirmation of Status as a suitable investor**

*Please initial the box or boxes below that describe you:*

______ *(Initial)* The undersigned/purchaser has a $60,000 liquid net worth (a net worth exclusive of home, home furnishings and automobile) plus $60,000 gross annual income.

______ *(Initial)* The undersigned/purchaser has a $225,000 liquid net worth.

I (we) understand the Units are being sold in California without registration with the California Department of Corporations upon the limited offering qualification described above. For the foregoing reasons, and to induce the seller of such Units to accept my offer to purchase Units, I represent and warrant that the information stated herein is true, accurate, and complete to the best of my knowledge and belief; and I agree to notify and supply corrective information promptly if, prior to the consummation of my purchase of Units, any of the information provided becomes inaccurate or incomplete.

____________________________
Print Name of Purchaser

____________________________
Signature

____________________________
Print Title of Signatory if Purchaser is an Entity

____________________________
Date

*NOTE*: **Michigan Representation – Mandatory for Michigan Residents**

The Units have been approved for sale in Michigan where sales can only be made to proposed Michigan purchasers who are "Accredited Investors" as such term is defined in Rule 501(a) of Regulation D of the Securities Act of 1933, as amended,

The information supplied below will be used in determining whether your proposed purchase of Units meet the suitability criteria stated above.

**Confirmation of Status as a suitable investor**

*Please initial the box or boxes below that describe you:*

______ *(Initial)* The undersigned/purchaser has an individual net worth, or joint net worth with the person's spouse, that exceeds $1 million.

______ *(Initial)* The undersigned/purchaser has had an income exceeding $200,000 in each of the two most recent years (or joint income with a spouse exceeding $300,000 for those years) and a reasonable expectation of the same income level in the current year.

______ *(Initial)* The undersigned/purchaser is an entity and all of the owners of which are themselves Accredited Investors.

I (we) understand the Units are being sold in Michigan without registration with the Michigan Securities Division upon the limited offering qualification described above. For the foregoing reasons, and to induce the seller of such Units to accept my offer to purchase Units, I represent and warrant that the information stated herein is true, accurate, and complete to the best of my knowledge and belief; and I agree to notify and supply corrective information promptly if, prior to the consummation of my purchase of Units, any of the information provided becomes inaccurate or incomplete.

| ______________________________ | ______________________________ |
|---|---|
| Print Name of Purchaser | Signature |
| ______________________________ | ______________________________ |
| Print Title of Signatory if Purchaser is an Entity | Date |

## INVESTOR SUPPLEMENT

- **Type of Entity Designation**
- **Federal Form W-9 (to be completed by all U.S. Investors)**
- **Federal Form W-8ECI (to be completed by all foreign Investors)**

**TYPE OF ENTITY MAKING INVESTMENT SUPPLEMENT**

Please check one of the below:

INVESTOR NAME:____________________________

___ Partnership, LLC or LLP

___ Not-for-profit Corporation or exempt organization

___ Trust/Estate/Fiduciary

___ S Corporation

___ Individual who is a resident of New York State

___ Individual who is not a resident of New York State

___ C Corporation

___ Other – please describe ______________________

______________________________________________

**Investor Signature**

Form **W-9**
(Rev. October 2007)
Department of the Treasury
Internal Revenue Service

# Request for Taxpayer Identification Number and Certification

**Give form to the requester. Do not send to the IRS.**

Print or type
See Specific Instructions on page 2.

Name (as shown on your income tax return)

Business name, if different from above

Check appropriate box: ☐ Individual/Sole proprietor ☐ Corporation ☐ Partnership
☐ Limited liability company. Enter the tax classification (D=disregarded entity, C=corporation, P=partnership) ▶ .......
☐ Other (see instructions) ▶

☐ Exempt payee

Address (number, street, and apt. or suite no.)

Requester's name and address (optional)

City, state, and ZIP code

List account number(s) here (optional)

**Part I** Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on Line 1 to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN* on page 3.

**Note.** If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.

**Social security number**

**or**

**Employer identification number**

**Part II** Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
3. I am a U.S. citizen or other U.S. person (defined below).

**Certification instructions.** You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. See the instructions on page 4.

**Sign Here** | **Signature of U.S. person ▶** | **Date ▶**

## General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

## Purpose of Form

A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income.

**Note.** If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

**Definition of a U.S. person.** For federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien,
- A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States,
- An estate (other than a foreign estate), or
- A domestic trust (as defined in Regulations section 301.7701-7).

**Special rules for partnerships.** Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners' share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.

The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:

- The U.S. owner of a disregarded entity and not the entity,

Form **W-8ECI**

(Rev. February 2006)

Department of the Treasury
Internal Revenue Service

# Certificate of Foreign Person's Claim That Income Is Effectively Connected With the Conduct of a Trade or Business in the United States

▶ Section references are to the Internal Revenue Code. ▶ See separate instructions.
▶ Give this form to the withholding agent or payer. Do not send to the IRS.

OMB No. 1545-1621

**Note:** *Persons submitting this form must file an annual U.S. income tax return to report income claimed to be effectively connected with a U.S. trade or business (see instructions).*

| Do not use this form for: | Instead, use Form: |
|---|---|
| • A beneficial owner solely claiming foreign status or treaty benefits | W-8BEN |
| • A foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession claiming the applicability of section(s) 115(2), 501(c), 892, 895, or 1443(b) | W-8EXP |
| **Note:** *These entities should use Form W-8ECI if they received effectively connected income (e.g., income from commercial activities).* | |
| • A foreign partnership or a foreign trust (unless claiming an exemption from U.S. withholding on income effectively connected with the conduct of a trade or business in the United States) | W-8BEN or W-8IMY |
| • A person acting as an intermediary | W-8IMY |

**Note:** *See instructions for additional exceptions.*

## Part I Identification of Beneficial Owner (See instructions.)

1 Name of individual or organization that is the beneficial owner

2 Country of incorporation or organization

3 Type of entity (check the appropriate box): ☐ Individual ☐ Corporation ☐ Disregarded entity ☐ Partnership ☐ Simple trust ☐ Complex trust ☐ Estate ☐ Government ☐ Grantor trust ☐ Central bank of issue ☐ Tax-exempt organization ☐ Private foundation ☐ International organization

4 Permanent residence address (street, apt. or suite no., or rural route). **Do not use a P.O. box.**

City or town, state or province. Include postal code where appropriate.

Country (do not abbreviate)

5 Business address in the United States (street, apt. or suite no., or rural route). **Do not use a P.O. box.**

City or town, state, and ZIP code

6 U.S. taxpayer identification number (required—see instructions) ☐ SSN or ITIN ☐ EIN

7 Foreign tax identifying number, if any (optional)

8 Reference number(s) (see instructions)

9 Specify each item of income that is, or is expected to be, received from the payer that is effectively connected with the conduct of a trade or business in the United States (attach statement if necessary)

## Part II Certification

**Sign Here**

Under penalties of perjury, I declare that I have examined the information on this form and to the best of my knowledge and belief it is true, correct, and complete. I further certify under penalties of perjury that:

- I am the beneficial owner (or I am authorized to sign for the beneficial owner) of all the income to which this form relates,
- The amounts for which this certification is provided are effectively connected with the conduct of a trade or business in the United States and are includible in my gross income (or the beneficial owner's gross income) for the taxable year, and
- The beneficial owner is not a U.S. person.

Furthermore, I authorize this form to be provided to any withholding agent that has control, receipt, or custody of the income of which I am the beneficial owner or any withholding agent that can disburse or make payments of the income of which I am the beneficial owner.

Signature of beneficial owner (or individual authorized to sign for the beneficial owner) Date (MM-DD-YYYY) Capacity in which acting

*SUBSCRIPTION PACKAGE*

**THE GODSPELL LLC**

**A minimum of 45,000 and a maximum of 50,000 limited liability company membership interests in The Godspell LLC ("Units")**

**Offering Price - $100 per Unit**

**Minimum Subscription - $1,000 (10 Units)**

**THIS PACKAGE CONTAINS THE FOLLOWING DOCUMENTS:**

1. **Instructions**
2. **Subscription Agreement (to be completed and signed by all Investors)**
3. **Investor Supplement, consisting of the following:**
   - **Type of Entity Designation**
   - **Federal Form W-9 (to be completed by all U.S. Investors)**
   - **Federal Form W-8ECI (to be completed by all foreign Investors)**

**__________, __, 2010**

**INSTRUCTIONS FOR PROSPECTIVE INVESTORS IN THE GODSPELL LLC**

To invest in the LLC, please do the following:

- Print out the entire Subscription Package.
- Complete and sign the Subscription Agreement.
- If you are a California resident, you also must complete and sign the California Representation, which is part of the Subscription Agreement.
- **If you are a Michigan resident, you also must complete and sign the Michigan Representation, which is part of the Subscription Agreement.**
- Complete the attachment called "Type of Entity Designation"
- If you are a US taxpayer, complete Form W-9.
- If you are a foreign Investor, complete Form W8-ECI.
- Write a check payable to "The Godspell (New York) LLC" for the amount of your investment.
- Send your check, the signed Subscription Agreement, and all of the additional forms that apply to you to:

The Godspell LLC
c/o Davenport Theatrical Enterprises, Inc.
250 West 49th Street
Suite #301
New York, NY 10019
Attn.: Subscription Department

IF YOU HAVE ANY QUESTIONS ABOUT HOW TO COMPLETE THESE MATERIALS, PLEASE CALL DAVENPORT THEATRICAL ENTERPRISES, INC. AT (212) 874-5348 AND ASK FOR THE SUBSCRIPTION DEPARTMENT.

**THE GODSPELL LLC**

**SUBSCRIPTION AGREEMENT**

To Prospective Investors:

To purchase Units in The Godspell LLC (the "LLC"), you must complete and sign this Subscription Agreement. By so doing, you warrant, represent and agree as follows:

1. The LLC's Offering Circular (which includes, without limitation, the LLC's Operating Agreement) has been delivered to you via email or through the LLC's website, and you have carefully read, reviewed and are familiar with the Offering Circular.

2. You have received, and you accept and adopt each and every provision of, the LLC's Operating Agreement. You agree that your signature on this Subscription Agreement also will serve as your signature to the Operating Agreement.

3. You have been advised to pay particular attention to the Risk Factors section of the Offering Circular and, accordingly, you recognize that an investment in the LLC involves a high degree of risk, and you are prepared for the possibility of the loss of your entire investment.

4. You are purchasing the Units solely for your own account and not for the purpose of resale. You recognize that Units are subject to significant restrictions on transfer and, for such reason, that you may need to bear the economic risk of an investment in Units for the life of the LLC.

5. You have secured, or have waived the right to secure, the advice of your legal counsel, accountants or other financial advisors with respect to an investment in the Units.

6. The LLC may retain any interest earned on your investment, and you waive the right to receive such interest, including in the event your investment is returned to you if the required Minimum Offering of $4,500,000 is not completed within nine months.

7. You irrevocably subscribe for and agree to purchase the number of Units covered by the amount of your investment. You acknowledge that the LLC has the right to reject your subscription in whole or in part for any reason. Even if you subscription is accepted, you will not actually become an Investor in the LLC unless and until the Minimum Offering of $4,500,000 is achieved.

8. **Your principal residence, or (if you are not an individual) your principal place of business, and in either case, such location is the location where the decision to invest in the Units was made, is the address of Investor set forth on page 2 of this Subscription Agreement.**

**9.** All of the information provided below is complete and accurate and may be relied on by the LLC and its Managing Member. ***Note: All blanks must be completed.***

1.........Workshare Professional comparison of interwovenSite://FWRVDMS01/imanage/311579/2 and interwovenSite://FWRVDMS01/imanage/311579/3. Performed on 4/13/2010.

- Amount of Investment: $________________
- Legal Name of Investor: ________________________

2 Workshare Professional comparison of interwovenSite://FWRVDMS01/imanage/311579/2 and interwovenSite://FWRVDMS01/imanage/311579/3. Performed on 4/13/2010.

- Type of Investor: Please initial the appropriate line:

  ____ Individual who is a resident of New York State.

  ____ Individual who is not a resident of New York State

  ____ Partnership, LLC or LLP.

  ____ Not-for-profit corporation or exempt organization.

  ____ Trust/Estate/Fiduciary

  ____ S Corporation

  ____ Partnership, LLC or LLP.

  ____ C Corporation

  ____ Other – Please describe: ______________________

- You have the right to receive a billing credit in connection with the Broadway Production. Please print the name in which you would like such credit to appear:

  ________________________________.
  Name to Receive Credit

  or

  If you do not wish to receive any credit, check this box: [ ]

- Residential Address of Investor: ______________________________

______________________________________________

- Email Address of Investor: ______________________________

- Phone Number of Investor: ______________________________

- Social Security or Tax ID Number: ______________________________

9. All of the information provided below is complete and accurate and may be relied on by the LLC and the Managing Member. ***Note: Answering the following is optional.***

- Are you an "Accredited Investor" as defined in Rule 501 of Regulation D?
  Yes [ ] No [ ] Don't know [ ]

- Have you ever invested in a theatrical production before? Yes [ ] No [ ]

- Date of Birth:________________________

- Have you performed in a production of "Godspell"? Yes [ ] No [ ]

**INVESTOR SIGNATURE**

By signing this Subscription Agreement you acknowledge and agree to all of its terms and you confirm the accuracy of the information you have provided. You also recognize and agree that by signing this Subscription Agreement you also will be deemed to have signed the Operating Agreement of The Godspell LLC and to have accepted all of its terms.

____________________________________
Signature

____________________________________
Print Name (and title if Purchaser is an Entity)

____________________________________
Date of Signing

********************

*NOTE*: **California Representation – Mandatory for California Residents**

The Units have been approved for sale in California pursuant to a limited offering qualification where ~~offers/~~sales can only be made to proposed California purchasers based on their meeting certain suitability standards whereby a purchaser of Units must have not less than (i) $60,000 liquid net worth (a net worth exclusive of home, home furnishings and automobile) plus $60,000 gross annual income, or (ii) $225,000 liquid net worth.

Because the offering of Units was approved in California on the basis of a limited offering qualification, Godspell did not have to demonstrate compliance with some of the merit regulations of the California Department of Corporations that are found in Title 10, California Code of Regulations, Rule 260.140 et seq.

The information supplied below will be used in determining whether your proposed purchase of ~~Shares~~**Units** meet the suitability criteria stated above.

**Confirmation of Status as a ~~super~~ suitable investor**

*Please initial the box or boxes below that describe you:*

| | |
|---|---|
| ______ *(Initial)* | The undersigned/purchaser has a $60,000 liquid net worth (a net worth exclusive of home, home furnishings and automobile) plus $60,000 gross annual income. |
| ______ *(Initial)* | The undersigned/purchaser has a $225,000 liquid net worth. |

I (we) understand the Units are being sold in California without registration with the California Department of Corporations upon the limited offering qualification described above. For the foregoing reasons, and to induce the seller of such ~~Membership Interests~~**Units** to accept my offer to purchase ~~Membership Interests~~**Units**, I represent and warrant that the information stated herein is true, accurate, and complete to the best of my knowledge and belief; and I agree to notify and supply corrective information promptly if, prior to the consummation of my purchase of Units, any of the information provided becomes inaccurate or incomplete.

| | |
|---|---|
| **Print Name of Purchaser** | **Signature** |
| **Print Title of Signatory if Purchaser is an Entity** | **Date** |

*NOTE*: Michigan Representation – Mandatory for Michigan Residents

The Units have been approved for sale in Michigan where sales can only be made to proposed Michigan purchasers who are "Accredited Investors" as such term is defined in Rule 501(a) of Regulation D of the Securities Act of 1933, as amended.

The information supplied below will be used in determining whether your proposed purchase of Units meet the suitability criteria stated above.

Confirmation of Status as a suitable investor

*Please initial the box or boxes below that describe you:*

______________________ ______________________

Print Name of Purchaser Signature

| | |
|---|---|
| ______ *(Initial)* | The undersigned/purchaser has an individual net worth, or joint net worth with the person's spouse, that exceeds $1 million. |
| ______ *(Initial)* | The undersigned/purchaser has had an income exceeding $200,000 in each of the two most recent years (or joint income with a spouse exceeding $300,000 for those years) and a reasonable expectation of the same income level in the current year. |
| ______ *(Initial)* | The undersigned/purchaser is an entity and all of the owners of which are themselves Accredited Investors. |

I (we) understand the Units are being sold in Michigan without registration with the Michigan Securities Division upon the limited offering qualification described above. For the foregoing reasons, and to induce the seller of such Units to accept my offer to purchase Units, I represent and warrant that the information stated herein is true, accurate, and complete to the best of my knowledge and belief; and I agree to notify and supply corrective information promptly if, prior to the consummation of my purchase of Units, any of the information provided becomes inaccurate or incomplete.

______________________ ______________________

Print Title of Signatory if Purchaser is an Entity Date

______________________ ______________________

Print Name of Purchaser Signature

______________________ ______________________

Print Title of Signatory if Purchaser is an Entity Date

 Workshare Professional comparison of interwovenSite://FWRVDMS01/imanage/311579/2 and interwovenSite://FWRVDMS01/imanage/311579/3. Performed on 4/13/2010.

## INVESTOR SUPPLEMENT

- **Type of Entity Designation**
- **Federal Form W-9 (to be completed by all U.S. Investors)**
- **Federal Form W-8ECI (to be completed by all foreign Investors)**

**TYPE OF ENTITY MAKING INVESTMENT SUPPLEMENT**

Please check one of the below:

INVESTOR NAME:____________________________

___ Partnership, LLC or LLP

___ Not-for-profit Corporation or exempt organization

___ Trust/Estate/Fiduciary

___ S Corporation

___ Individual who is a resident of New York State

___ Individual who is not a resident of New York State

___ C Corporation

___ Other – please describe ______________________

________________________________________________

**Investor Signature**

Document comparison by Workshare Professional on Tuesday, April 13, 2010 11:15:41 AM

| Input: | |
|---|---|
| Document 1 ID | interwovenSite://FWRVDMS01/imanage/311579/2 |
| Description | #311579v2<imanage> - #2 subscription agreement - Godspell |
| Document 2 ID | interwovenSite://FWRVDMS01/imanage/311579/3 |
| Description | #311579v3<imanage> - #3 subscription agreement - Godspell |
| Rendering set | FWRV Comp2 With Strikethrough |

| Legend: | |
|---|---|
| Insertion | |
| ~~Deletion~~ | |
| ~~Moved from~~ | |
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| Style change | |
| Format change | |
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| Statistics: | |
|---|---|
| | Count |
| Insertions | 32 |
| Deletions | 11 |
| Moved from | 0 |
| Moved to | 0 |
| Style change | 0 |
| Format changed | 0 |
| Total changes | 43 |

# EXHIBIT 4.2

Form of Agreement with Accredited Investors Authorizing Immediate Use.

THE GODSPELL LLC
c/o Davenport Theatrical Enterprises, Inc.
250 West 49th Street
Suite #301
New York, NY 10019

**[**___________, 2010**]**

**[**Name and Address of Investor**]**

Dear [** **]:

This letter will constitute an agreement between you and us concerning your investment in The Godspell LLC (the "Company" or "us" or "we").

You have been provided with the Company's "Offering Documents" consisting of the operating agreement of the Company, the Company's offering circular, and the Company's subscription package, which contains a subscription agreement. The Offering Documents note that all investments will be held in a special account and not used until the minimum offering of $4,500,000 (the "Minimum Offering") is achieved, *except that a subscriber who is an accredited investor may waive this condition and authorize the Company to make immediate use of his or her investment*. You are an accredited investor and are prepared to authorize immediate use of your investment on the terms set forth below.

1. You hereby agree that your investment (the "Investment") may be used immediately by the Company, in the Company's sole discretion, for purposes relating to the production of Godspell on Broadway (the "Production") and you hereby waive any right of refund in connection with the Investment if the Minimum Offering is never received and no production of the Production is produced by the Company. You recognize that by authorizing the immediate use of your Investment, there is a significant risk that you may lose your entire Investment since, if the Minimum Offering is not achieved or if we abandon the Production for any reason, your Investment may be expended without the Production ever taking place, and neither the Company nor Davenport Theatrical Enterprises, Inc., the managing member of the Company (the "Managing Member"), will have any obligation to return funds that have been expended.

2. Upon achievement of the Minimum Offering, you will be the owner of the Units purchased with your Investment. Your Units will have the same rights as the Units issued to all other investors in the Company. However, if the Company ever achieves profits, you shall receive a supplemental 20% participation in the Company's adjusted net profits. Thus, if your Units entitle you to

receive 1% of the Company's adjusted net profits, you will receive an additional .2% of adjusted net profits. The supplemental share of the Company's adjusted net profits payable to you will be paid entirely out of the Managing Member's share of adjusted net profits and shall be defined, computed, paid and subject to recall at the same time and under the same terms and conditions as apply to the Managing Member.

3. If we fail to achieve the Minimum Offering or if we otherwise abandon the Production, we shall have no obligation to you other than to return any unused portion of your Investment.

4. You understand that even if we proceed with the Production, there can be no assurance that you will recoup the Investment or that the Company will generate any adjusted net profits. You represent and warrant that you are an "accredited investor" within the meaning of Rule 501 of Regulation D, promulgated under the Securities Act of 1933, which definition includes (a) any natural person who had an individual income in excess of $200,000 in each of the two (2) most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and a reasonable expectation of reaching the same income level in the current year or (b) any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his or her investment exceeds $1,000,000.

5. This Agreement shall be governed by the laws of the state of New York, applicable to contracts made and to be wholly performed therein, and shall inure to the benefit of and shall be binding upon the parties hereto and their respective heirs, executors, administrators, legal representatives and successors, but shall not be assignable by you except upon the written consent of the Managing Member.

If the foregoing accurately sets forth our understanding with you, please sign below where indicated, and thereupon this will constitute a binding and enforceable agreement between you and us.

THE GODSPELL LLC
By: Davenport Theatrical Enterprises, Inc.
*Its Managing Member*

By:____________________
Name: Kenneth A. Hasija
Title: President

INVESTORS AUTHORIZING IMMEDIATE USE OF FUNDS AND WAIVING RIGHT OF REFUND

THE FOLLOWING SIGN THE FOREGOING AGREEMENT AS INVESTORS AND AGREE THAT THEIR CONTRIBUTIONS MAY BE USED FORTHWITH BY THE MANAGING MEMBER FOR PRODUCTION OR PREPRODUCTION PURPOSES. THE UNDERSIGNED WAIVE THEIR RIGHT OF REFUND OF ANY PORTION OF SUCH CONTRIBUTION EXPENDED FOR SUCH PURPOSES IN THE EVENT THE OFFERING IS ABANDONED PRIOR TO THE COMPANY'S RECEIPT OF THE MINIMUM OFFERING. THE UNDERSIGNED OBTAIN NO ADVANTAGE BY ENTERING INTO THIS ARRANGEMENT UNLESS SUCH ADVANTAGE HAS BEEN NEGOTIATED WITH THE MANAGING MEMBER.

____________________________________
Print Name of Investor

____________________________________
Signature of Investor

____________________________________

____________________________________
Address of Investor

# EXHIBIT 6.1

Form of Production Contract, in its current form

THIS CONTRACT, made and entered into as of the 12th day of February, 2010 ("**Effective Date**") by and between:

DAVENPORT THEATRICAL ENTERPRISES, INC.

whose address is:

250 West 49th Street, Suite 301
New York, NY 10019

hereinafter referred to as "**Producer**," and the following persons residing at the indicated addresses:

"**Bookwriter**":

Tebelak Heirs Joint Venture
c/o Robert C. Harris, Esq.
Lazarus & Harris LLP
561 Seventh Avenue
New York, NY 10018

"**Composer**" and "**Lyricist**":

Heelstone Parc Productions, Ltd. f/s/o Stephen Schwartz
c/o Nancy A. Rose, Esq.
Schreck Rose Dapello Adams & Hurwitz LLP
1790 Broadway
New York, New York 10019

hereinafter referred to jointly as "**Author**."

## WITNESSETH:

WHEREAS, the Dramatists Guild of America, Inc. (the "**Guild**") has promulgated this form of agreement known as the Approved Production Contract for Musical Plays ("**APC**") which it has recommended to its members as being fair and reasonable to both authors and producers; and

WHEREAS, Author, a member of the Guild, has written the book, music and lyrics of a certain musical play entitled "GODSPELL" (hereinafter referred to as the "**Play**"); and

WHEREAS, the Producer is in the business of producing plays and desires to acquire the sole and exclusive rights to produce the Play in the United States, its territories and possessions, including Puerto Rico, and Canada (the "**Territory**") and elsewhere throughout the world as set forth herein and to acquire Author's services in connection therewith;

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the parties hereto agree as follows:

Producer and Author hereby agree that all of the terms and provisions of the APC in effect as of the above Effective Date are hereby incorporated herein by this reference and made a part hereof as if fully set forth herein. In addition, the parties agree that Rider "**A**", attached hereto and made a part hereof, shall comprise Sections 22.02 through 22.20 of said APC and shall be part of this Contract.

IN WITNESS WHEREOF, each of the parties has signed this Contract as of the Effective Date of this Contract.

| Producer* | Date of Signing | Author(s) | Date of Signing |
|---|---|---|---|
| DAVENPORT THEATRICAL ENTERPRISES, INC. | | TEBELAK HEIRS JOINT VENTURE | |
| By:_____________________ ___ | | By:___________________________ | |
| | | HEELSTONE PARC PRODUCTIONS, LTD. F/S/O STEPHEN SCHWARTZ | |
| | | By:_____________________ _______ Stephen Schwartz | |

This Contract is Certified by the Guild in accordance with the provisions of ARTICLE XVI of the APC.

THE DRAMATISTS GUILD OF AMERICA, INC.

By:____________________

Date of Signing:

---

* Where the Contract is signed by a corporate Producer, the officer signing should state his office and the corporate seal should be affixed. Where the officer signing for the corporation is other than the President, a certified copy of a resolution should be furnished showing the authority of said person so to sign. Where this Contract is signed by a partnership, all the general partners must sign and the partnership name should also be stated.

(If Producer is a corporation, the following must be signed by the person or persons in control thereof, i.e., the person or persons (a) owning or controlling a majority of its stock or a majority of its voting stock; or (b) using their name as part of the corporate title; or (c) rendering services in connection with the Play as Producer; or (d) whose name is included in publicity, advertising or programs as Producer or co-Producer of the Play.)

In consideration of the execution of this Contract by Author, the undersigned (if more than one, then the undersigned jointly and severally) hereby agrees to be jointly liable with Producer for the full performance of each and every covenant and provision of this Contract on Producer's part to be performed including, but not limited to, the payment of all monies due Author hereunder.

______________________________

Kenneth A. Hasija, professionally

known as Ken Davenport

## Inducement

In order to induce Producer to enter into this Contract, the undersigned represents, warrants and agrees that **Heelstone Parc Productions, Ltd.** (the "**Lender**") is and will be at all times during the term of this Contract, authorized to provide the rights and obligations to Producer as provided in the Contract; that the undersigned will keep and perform the terms and conditions of said Agreement as they apply to the undersigned, and affirms the representations, warranties and indemnities therein contained, as if the undersigned had directly entered into the Agreement with Producer and that the undersigned will look only to the Lender for all compensation due on behalf of the undersigned under the Contract. The undersigned acknowledges that the undersigned is under no disability which would interfere with full compliance by the undersigned with the Contract.

______________________________
Stephen Schwartz

Date of Signing: ____________

**RIDER A**

**ARTICLE XXII**

**ADDITIONAL TERMS**

SECTION 22.02 Additional Production Terms Prevail. Wherever and to the extent that the terms set forth in this ARTICLE XXII differ from those set forth in the printed form of this Contract, the terms of this ARTICLE XXII shall prevail.

SECTION 22.03 Intentionally Deleted.

SECTION 22.04 Option and Advances; Production Schedule. In lieu of the provisions of SECTIONS 1.03, 2.01, 2.02, 2.03, 2.04, 6.01 and 6.02 hereof, the following provisions shall apply:

1. Producer will make a non-returnable Option Payment to the Author equal to Eighteen Thousand Dollars ($18,000), payable on execution and certification by the Guild of this Contract.

2. Producer shall have a period of twelve (12) months following the Effective Date (the "**First Option Period**") to produce the Play as a first class production on Broadway. Producer shall have the right to extend the First Option Period for twelve (12) months (the "**Second Option Period**") on payment to Author of the non-returnable sum of Eighteen Thousand Dollars ($18,000), such further option payment due prior to the date the First Option Period would otherwise expire (the **"Second Option Payment"**). For the avoidance of doubt, the Second Option Period shall end on February 11, 2012 (the **"Outside Production Date"**), and there will be no Third Option Period.

3. In the event Producer does not open the Play on Broadway by the Outside Production Date (or February 11, 2011 if the First Option Period is not extended), all rights hereunder shall automatically revert to the Author and the parties shall have no further obligations to one another.

4. The aggregate Option and Advance Payments made to the Author hereunder may be recouped by Producer only following Recoupment from the "first dollar"

royalties payable to the Author in the event royalties to the Author are paid on GWBOR, and from royalties payable to Author above Author's Minimum Weekly Guarantee in the event royalties are paid pursuant to a royalty formula. Notwithstanding the foregoing, Producer agrees that (i) if the if the Second Option Payment is made, it will be recoupable, as aforesaid, but only following the Recoupment Point, and (ii) in no event shall the Author receive less than Three Thousand Dollars ($3,000) per Full Performance Week.

SECTION 22.05 Royalties; Net Profits.

1. Notwithstanding anything to the contrary contained in ARTICLE IV hereof, Producer agrees to pay a Royalty to Author collectively equal to six percent (6%) of Gross Weekly Box Office Receipts ("GWBOR") rising, on a company-by-company basis, to eight percent (8%) of GWBOR following the week in which each such company has Recouped (as defined in Section 4.04 above) an amount equal to 100% of its production expenses. Notwithstanding the foregoing, with respect to productions of the Play in the British Isles and Australia/New Zealand, the Producer shall pay to Author a royalty of seven percent (7%) of GWBOR, increasing to nine percent (9%) at Recoupment with respect to the company presenting the Play in such applicable territory.

2. Notwithstanding anything to the contrary contained in this Contract, including, without limitation, ARTICLES IV and V hereof, and SECTION 22.05(1) above, and provided all other royalty participants (excluding theatre and stars) (collectively, the "**Royalty Participants**") similarly agree, Author has agreed to waive Author's right to a royalty based on GWBOR, and has agreed instead to accept a royalty based on a royalty formula (the "**Royalty Formula**") in connection with the initial Broadway company of the Play produced hereunder (the "**Broadway Production**") (provided that upon Producer's request, Author agrees to consider in good faith the terms of a royalty formula for additional companies of the Play). The Royalty Formula in connection with the Broadway Production shall be computed as follows:

(A) For the period commencing with the first paid public performance of the Broadway Production hereunder and continuing until the week following the

311400/3/DMW/8399/0014

"Recoupment Point," in lieu of payment of a royalty based on percentages of GWBOR, the Author shall receive in total a royalty equal to 15.56% of one hundred percent (100%) of such company's Weekly Profits in each royalty cycle. The foregoing percentage shall increase to 17.78% of one hundred percent of such company's Weekly Profits in each royalty cycle following the Recoupment Point. The foregoing notwithstanding, if the Recoupment Point falls within a royalty cycle as set forth in subsection (E) hereof, the Recoupment Period shall end upon the conclusion of such cycle.

(B) For all performances of the Broadway Production, Author will be paid at the end of each week of eight (8) performances a minimum weekly guaranteed royalty payment equal to Six Thousand Dollars ($6,000), increasing at the Recoupment Point to Nine Thousand Dollars ($9,000) (the "**Minimum Weekly Guarantee**"). The Minimum Weekly Guarantee will be reduced or increased proportionately for any weeks in which fewer or greater than eight (8) performances are presented, in the proportion that the number of performances presented represents of eight (8). Minimum Weekly Guarantees so paid shall be non-returnable advances and shall be applied against and deducted from the Author's royalty from the Weekly Profits as specified in subparagraph (C) below.

(C) For purposes of this Section 22.05(2), "**Weekly Profits**" of the Broadway Production shall mean the amount by which GWBOR for each royalty cycle exceed the "**Weekly Breakeven**" for such cycle. "**Weekly Breakeven**" for purposes of this Section 22.05(2) shall be defined as set forth in Section 5.01 herein, except that the Weekly Breakeven will be calculated using the full amount of the Minimum Weekly Guarantee.

(D) Notwithstanding anything contained in this Section to the contrary, the Society of Stage Directors and Choreographers (the "**SSD&C**") may require that the royalty payable to the director and choreographer shall be subject to the minimum terms and conditions for directors and choreographers (the "**SSD&C Minimums**") of a first-class dramatico-musical production under the collective bargaining agreement between The League of American Theatres and Producers, Inc. and the SSD&C in effect as of the date of this Contract. Similarly, other applicable theatrical unions may set minimum requirements for their members ("**Other Union Minimums**"). In such case, to the extent that the SSD&C Minimums or Other Union Minimums exceed the director's and choreographer's or other union member's respective shares of Weekly Profits (the "**WP Shares**"), the amount by which the SSD&C Minimums or Other Union Minimums exceed such WP Shares shall be included in Weekly Breakeven for such Performance Week, or applicable royalty cycle.

(E) Royalties (other than the Minimum Weekly Guarantees as set forth in subsection 2 above) shall be payable within three (3) weeks after the end of each four-week cycle (each, a "royalty cycle"). Royalties shall be accompanied by (i) copies of box office statements indicating receipts for all performances during the applicable royalty cycle, signed by the box office treasurer and countersigned by the Producer or its duly authorized representative, and (ii) copies of the weekly operating statements for the applicable royalty cycle. Producer will furnish the foregoing as well as complete and detailed production cost statements and weekly operating budgets for each company of the Play produced hereunder within ninety (90) days after its official press opening to Author.

3. In connection with any production of the Play for which Producer's gross compensation, whether direct or indirect, for presenting the production is a fixed fee or a combination of a guarantee and a share of the box office receipts, payable to Producer by a so-called "local promoter" or "local sponsor" or other third party acting in a similar capacity (the "**Company Share**"), Author's royalty shall be calculated based on Company Share.

4. For purposes of this Section the "Recoupment Point" shall be deemed to have been reached for a company of the Play produced hereunder the week in which Producer shall have earned from its share of the operating profits of such company a sum equal to 100% of the production costs (excluding bonds, deposits and other recoverables) of such company. Neither the producer's fee nor the weekly office charge will be included in the earnings of Producer for the purpose of determining when the Recoupment Point shall have been reached. It is understood and agreed that, for the purposes of this Section, the actual repayment to the limited partners of Producer or other investors or subscribers of any or all of their capital contributions and/or any net profits shall not affect the royalty computations hereunder. The Recoupment Point shall be computed on a company-by-company basis, and in computation of

the Recoupment Point, there shall be no cross-collateralization or funding for any additional company or companies.

5. In addition to the royalties payable to Author herein, as further compensation to the Composer/Lyricist for his services as a consulting producer in connection with the Broadway Production, Producer agrees to pay Composer/Lyricist an additional royalty starting at the Recoupment Point equal to 2.22% of Weekly Profits from and after the Recoupment Point, subject to a Minimum Weekly Guarantee of One Thousand Dollars ($1,000). For the avoidance of uncertainty, such royalty shall commence upon Recoupment, and no royalties shall accrue prior thereto in respect of the Composer/Lyricist's services as consulting producer.

6. No other percentage royalty recipient shall be afforded more favorable definitions, calculation basis, or pro ration of royalties, whether paid as a basis of GWBOR or Weekly Profits. In no event will the aggregate royalties payable to the director, choreographer and Producer exceed the royalties payable to the Author hereunder. The parties acknowledge and agree that the royalty chart attached hereto as Exhibit A conforms to the first sentence of this subparagraph 22.05(6).

7. Producer hereby agrees to pay to Author, collectively, an aggregate sum equal to five percent (5%) of One Hundred Percent (100%) of the net profits of the entity formed by Producer to produce the Broadway Production, increasing to six and one-half percent (6.5%) of One Hundred Percent (100%) of such net profits following one hundred fifty percent (150%) Recoupment, further increasing to eight percent (8%) of One Hundred Percent (100%) of such net profits following two hundred percent (200%) Recoupment. Anything contained in this Contract to the contrary notwithstanding, "net profits" shall be defined as such term is defined in the investment agreement with the parties furnishing the financing for the Broadway Production, but in no event less favorable than any other net profit participant in such entity.

8. With respect to each company, Producer shall deliver to each Author copies of all statements furnished to the investors in the Play at such time as such statements are furnished to the investors. Each Author, or his duly designated representative, shall have the

right at the Author's expense to examine, copy and/or cause an audit to be made of the books and records of Producer and the production company as such relate to production costs at reasonable times and upon reasonable notice, provided that there shall be no more than two (2) examinations in any year and further provided that nothing herein shall be deemed to require Producer to maintain books and records for more than three (3) years.

SECTION 22.06 Approvals. In addition to the approvals elsewhere set forth in this Agreement, Author shall also have the right to approve the production stage manager, any licensees of production rights, and the theaters in New York, Los Angeles, San Francisco, Chicago (for sit-down productions only) and London, such approval not to be unreasonably withheld. In addition to the approvals elsewhere set forth in this Agreement, Composer/Lyricist shall also have the right to approve (but not to designate without the approval of Producer) the orchestrator/arranger, music director, pianist, general manager, advertising agency, and the replacement of any of the foregoing, and the artwork logo, such approval not to be unreasonably withheld. The following are pre-approved by Producer and Composer/Lyricist: Charlotte Wilcox Company as general manager, and Serino Coyne as the advertising agency.

SECTION 22.07 House Seats. For each regular evening and matinee performance of the Play presented by or under lease or license from Producer, Producer shall hold for each Author two (2) pairs of adjoining house seats in the center section (rows 5-10) of the orchestra (except that only one (1) pair of adjoining house seats instead of two will be held for each Author (i) for preview performances, (ii) for benefit, theater party and subscription performances where substantially the entire orchestra is sold out, (iii) for press performances, and (iv) during the Tony and Olivier voting periods).

Notwithstanding the foregoing, for opening nights in New York City, Los Angeles and London, Producer shall hold for Composer/Lyricist a total of six (6) pairs of complimentary seats, three (3) pairs of which are in the center section (rows 5-10) of the orchestra, and the other three (3) pairs are in prime orchestra locations, and Producer shall hold for Bookwriter a total of six (6) pairs of complimentary seats, all of which are in the center section (rows 5-10) of the orchestra. Each Author shall also receive complimentary opening night party passes equal in number to the number of house seats being furnished to each Author for such performance. In a theater with a unique configuration (such as Circle in the Square), seat locations will be as nearly comparable as reasonably possible.

The tickets allocated to each Author shall be set aside and made available for purchase at regular box-office prices by such person until ninety-six (96) hours prior to the scheduled performances. Each Author agrees to maintain and make available to the Producer and the Attorney General of the State of New York such records with respect to house seats as may be required to comply with New York law.

SECTION 22.08 Author's Right to Attend; Expenses. In lieu of the provisions of SECTION 8.02(a), Composer/Lyricist shall have the right to attend all casting, rehearsals, previews and openings of all production of the Play presented by or under Producer's authority. Subject to the last sentence of this section, the hotel and travel expenses to be paid pursuant to SECTION 8.04 by Producer to the Composer/Lyricist for each day that Composer/Lyricist elects to attend any event set forth in the preceding sentence or is otherwise required by Producer to be away from his principal place of residence in connection with any production of the Play hereunder, shall be (i) one (1) mutually approved first class hotel room, (ii) a per diem of $100 (£100 in London and $125 in Los Angeles), (iii) round-trip first class airline tickets from Composer/Lyricist's place of residence to the place where Composer/Lyricist's presence is required by Producer, as well as one (1) additional round-trip first class airline ticket when Composer/Lyricist is required by Producer to be in London, Australia and Los Angeles, and (iv) exclusive portal-to-portal ground transportation to and from airports and hotels. Transportation carrier and time of departure shall be determined by Producer after reasonable and good faith consultation with Composer/Lyricist. The principal place of residence for the Composer/Lyricist shall be defined as Ridgefield, Connecticut.

SECTION 22.09 Producer's Share of Subsidiary Rights Proceeds. The parties acknowledge that the Play previously has been produced commercially, and that subsidiary rights currently are being exploited by Author. Consequently, and notwithstanding anything to the contrary, including, without limitation, ARTICLE XI herein, Producer shall not share in Subsidiary Rights except as specifically set forth below:

1. In lieu of SECTIONS 11.02 and 11.03 of the Contract, provided Producer shall have presented the Broadway Production hereunder for no less than ninety-six (96) paid public performances (including up to eight (8) previews plus the Official Press Opening), Producer shall be deemed to have "Vested" for the purposes of this Contract in the United States and Canada (the "US Vesting"), and provided Producer shall have presented the Play hereunder for no less than ninety-six (96) paid public performances (including up to eight (8) previews plus the Official Press Opening) in any Additional Territory pursuant to SECTION 22.19 below, Producer shall be deemed to have "Vested" for the purposes of this Contract in such applicable Additional Territory.

2. In lieu of the Subsidiary Rights provisions set forth in Article XI of this Contract, provided that Producer has paid to Author all royalties due Author pursuant to this Contract, and Producer is not then otherwise in material breach of this Contract, Producer will be entitled to share in the "Excess Stock and Amateur Subsidiary Rights Earnings" (as defined below) derived in connection with the Play, in the percentages and for the periods set forth below:

(A) If Producer has Vested as set forth in subsection 1 above in the United States and Canada, Producer shall share in 25% of such Excess Stock and Amateur Subsidiary Rights Earnings in the United States and Canada for a period commencing at such time as Producer achieves US Vesting, and ending seven (7) years following the close of the last company of the Play produced, leased or licensed by Producer in the United States and Canada. For illustration purposes only, if we assume that the Annual Average (as defined below) of earnings on stock and amateur rights in the U.S. and Canada is $100,000, and in any given year following US Vesting (within the applicable time limits), stock and amateur earnings from the

Play in the U.S. and Canada are equal to, for example, $150,000, then "Excess Stock and Amateur Subsidiary Rights Income" would be $50,000, and Producer would be entitled to 25% of such excess, or $12,500.

(B) If Producer has Vested as set forth in subsection 1 above in any Additional Territory, Producer shall share in 25% of such Excess Stock and Amateur Subsidiary Rights Earnings in such applicable Additional Territory for a period commencing on the date Producer Vests in each such applicable Additional Territory, and ending seven (7) years following the close of the last company of the Play produced, leased or licensed by Producer in each such applicable territory.

(C) If Producer has Vested as set forth in subsection 1 above in the United States and Canada, then with respect to any foreign territories where Producer does not present the Play (including, without limitation, any Additional Territory where Producer does not Vest), Producer shall share in 15% of the Excess Stock and Amateur Subsidiary Rights Earnings in each such applicable foreign territory for a period commencing on the date Producer achieves US Vesting, and ending seven (7) years following the date Producer Vests in the United States and Canada.

3. As used herein, "Excess Stock and Amateur Subsidiary Rights Income" shall be determined as follows: all stock and amateur rights earnings in the applicable territory, net of customary agents' commissions (not to exceed ten percent (10%) of such proceeds, except that with respect to proceeds derived from amateur performances such agents' commissions shall not exceed twenty percent (20%)) ("Agents' Commissions") during the five (5) years prior to the official press opening of the Broadway Production hereunder (or the initial commercial production hereunder with respect to the applicable Additional Territory in connection with subsection 2(B) above) shall be averaged to reach an average annual figure ("the Annual Average"). Thereafter, the amount by which annual stock and amateur rights earnings for the applicable territory, net of Agents' Commissions, exceed the Annual Average shall be deemed Excess Stock and Amateur Subsidiary Rights Income for purposes of this SECTION 22.09.

SECTION 22.10 Additional Representations and Warranties.

1. Bookwriter, to the best of its knowledge, and Composer/Lyricist each represent and warrant that the material for the Play contributed by such Author, except to the extent it is based upon material in the public domain, is and will be wholly original with such Author and will not violate, conflict with or infringe upon, and the use of said material for the Play as herein contemplated will not violate, conflict with or infringe upon, the copyright of, or to the best of such Author's knowledge, any other rights whatsoever of any person, firm or corporation. Bookwriter and Composer/Lyricist each shall indemnify and hold harmless Producer against any claims, demands, suits, losses, costs and expenses, damages and recoveries by reason of such Author's finally adjudicated breach of any of the representations or warranties contained herein .

2. The indemnifying party hereunder shall be notified in writing by an indemnified party of the existence of any such claim, demand or suit, which if sustained, would give rise to liability on the part of the indemnifying party hereunder, promptly after the indemnified party has knowledge of such claim, demand or suit. The indemnifying party shall have the option to designate counsel to defend any such claim, demand or suit and, except as provided below, it is understood that the indemnifying party shall be responsible for the fees of such counsel designated by him and, except as provided below, shall control such defense. The indemnified parties shall cooperate in the defense of any such claim, demand or suit and any or all of them may participate in the defense of any such claim, demand or suit with counsel of their own choosing at his, her or their own expense, it being understood that the indemnifying party shall not be responsible for the payment of any fees of any such counsel. No indemnified party shall take any action to compromise or settle any such claim, demand or suit unless consented to in writing by the indemnifying party, such consent not to be unreasonably withheld or delayed.

4. Producer shall defend, indemnify and hold harmless Author and their successors, licensees, and assigns against any claims, liability, demands, suits, losses, costs, expenses (including reasonable attorneys' fees and disbursements), damages and recoveries arising out of Producer's production of the Play following final adjudication thereof or settled

with Producer's written consent (not to be unreasonably withheld) which are not subject to indemnification by Author pursuant to paragraph 1 of this Section 22.10.

5. Nothing contained in this section shall be deemed to alter the rights and obligations of the Author and Producer under Article XVIII.

SECTION 22.11 Cast Albums. Insofar as Author is concerned, Producer may enter into a contract with a phonograph record company in the Territory and each of the Additional Territories where the Play is produced under lease or license from Producer for the recording of an "original cast" phonograph record album of the music and lyrics (and portions of the book for continuity) of Producer's production of the Play (including a pre-production album consisting of selections from or the entire Play), and Author represents and warrants that the Author is subject to no obligation with respect to any prior cast album of the Play which would be violated by issuance of a new cast album. Such contract, as well as the identity of the record company and the identity of the record producers, shall be subject to Author's approval. Such contract shall provide that the Author will receive credit on the front and back of the CD packaging for such cast album. Provided that Composer/Lyricist is then ready, willing and able to perform such services at the time(s) reasonably required by Producer in consultation with Composer/Lyricist, Composer/Lyricist shall have the first opportunity to serve as producer of any cast album, on terms to be negotiated in good faith and consistent with Composer/Lyricist's precedents for equivalent projects. Author and Producer will share all proceeds received by Producer under such contract according to the terms set forth in SECTION 8.17(a) hereof. Such contract shall, among other things, provided for direct payment by the record company to each person constituting Author of his share of the royalties and advances due therefrom, such payment to be made to Author at the same time payment is made to Producer. All such payments to Author shall be accompanied by duplicates of all statements respecting such recordings sent to Producer and shall set forth such sums received by Producer and Author from the record company. Nothing in this Contract shall impair the right of Composer/Lyricist or the publisher(s) of the music and lyrics (as their respective interests may appear) to grant any license of the right to use same for any purpose other than the grant of rights to Producer herein and the restrictions set forth in SECTION 22.17 below, including, without limitation, synchronization rights and licenses for mechanical production (i.e., the "mechanical rights") and it is acknowledged that Producer does not have, or have the right to grant, any such rights.

SECTION 22.12 Billing.

1. The billing of each Author shall appear immediately after the title of the Play, with no matter appearing between the title and such billing, in all programs for the Play and in all paid advertising and publicity under the control of Producer relating to the Play except in ABC's (other than Friday and Sunday), teaser ads and advertisements of less than one-quarter (¼) page where the only credits are for the title of the Play, the name of the theatre, and/or critics' quotes. The billing accorded Author shall be substantially as follows, with no other names appearing on such lines or preceding the names of the Author except the names of stars appearing above the title of the Play and the name of Producer above the title, as follows:

"GODSPELL"

Conceived and Originally

Directed by John-Michael Tebelak

Music and New Lyrics by Stephen Schwartz

If the Play's program lists individual songs, the listing must indicate that the music for "By Your Side" was written by Peggy Gordon, and the lyrics thereof by Jay Hamburger.

2. The size of the billing given to each Author shall be the same and shall in no event be less than fifty percent (50%) of the type size used for the non-artwork title of the Play (30% in the case of an artwork title).

3. No billing shall appear in type larger or more prominent than the billing to the Author except for the title of the Play. In addition, only the director and Producer may receive billing as large and as prominent as that accorded the Author.

4. In advertisements using billing boxes, provided the same is applicable to all credit recipients other than theatre and star(s) above the title, size and prominence of billing shall be measured by reference to the title of the Play in the billing box, it being understood that no one other than the theatre and stars above the title may receive billing credit outside the billing box.

5. Each Author will receive a bio of customary length in the program for the Play produced by Producer, as well as a photo of the Authors in the event any other member of the creative team receives a photo in the program, and a bio of customary length and a photo in the souvenir book (if any).

6. Producer has no objection to including the logo of the Dramatists' Guild on the same page of the program on which logos of other theatrical guilds or unions appear, and in the same size.

7. No casual or inadvertent failure to comply with the billing provisions set forth in this section shall be deemed a breach of this Contract, provided same is promptly cured prospectively after notice.

SECTION 22.13 Right of Assignment. Producer shall have the right, without consent from Author, to assign this Contract to any: (i) limited partnership of which Producer or a corporation of which Producer is a principal owner shall be a general partner; (ii) limited liability company of which Producer or a corporation of which Producer is a principal owner shall be a managing member; or (iii) joint venture in which Producer or a corporation or other entity of which Producer is a principal owner shall be a venturer, provided that such assignee assumes Producer's obligations hereunder in writing.

SECTION 22.14 Inspection of Books and Records. Author or Author's designee shall have the right, during reasonable business hours and not more than once in any calendar year, to examine Producer's books and records pertaining to the Play for the purpose of verifying any statements and/or ascertaining any amounts which may be due to Author hereunder. Author shall have the right to make extracts from such books and records, or copies thereof, and/or to cause an audit to be made thereof at his own expense, for a period of two (2) years after receipt of such statements. If any audit reveals an underpayment to Author of five percent (5%) or more, Producer will reimburse Author for the reasonable costs of the audit (but not in excess of the amount of the discrepancy) and immediately pay to Author the amount of such underpayment.

SECTION 22.15 Notices. Any notice required or desired to be given hereunder shall be sent by registered or certified mail, return receipt requested, or by facsimile with a copy by first class mail, addressed to the parties at their respective addresses given herein, or by delivering the same personally to the parties at the addresses first set forth herein. Any party may designate a different address by notice so given. Copies of all such notices to Producer shall be sent to: Franklin, Weinrib, Rudell & Vassallo, P.C., 488 Madison Avenue, New York, New York 10022, Attention: Daniel M. Wasser, Esq. Copies of all notices to Author shall be sent to: The Dramatists Guild, 1501 Broadway, Suite 701, New York, New York 10036, Attention: Ralph Sevush.

SECTION 22.16 Stage Manager's Script. Prior to the final close of the Play hereunder, or prior to two (2) months after the New York opening, whichever is the earlier, the Producer shall deliver to each Author, or their agents, as said person's property, one copy of a neat and legible up-to-date stage manager's script of the Play as produced on the New York stage, containing lighting, property plots and all information usually contained in such scripts, subject, however, to the right, if any, which the scenic designer, lighting designer and others may have in their respective work, provided that the delivery of such script does not constitute any statement of position by Producer with respect to the use of the script.

SECTION 22.17 Holdbacks. The parties acknowledge prior commercial productions of the Play and an existing overall domestic stock and amateur licensing agreement. The foregoing notwithstanding, the Author hereby agrees as follows:

1. As of the Effective Date and continuing until such time as the Producer's rights in the Play hereunder expire, Author shall refrain from authorizing first or second class commercial productions of the Play in the Territory or Additional Territories.

2. Author agrees to obtain written approval from Producer (or Producer's booking agent) before authorizing performances or advertising/publicity for any professional (e.g., stock) production of the Play to be presented within a 75-mile radius of a Committed City (as defined below) within the period commencing with the date Producer provides Author with a firm touring route for the Tour (as contemplated in clause (iii) below, but in no event prior to the official opening of the Play on Broadway) and ending 30 days following the final performance of the Play in such Committed City (the "Restricted Period"); provided, however, that the foregoing restrictions shall be contingent on the following three conditions: (i) the Play opening on Broadway no later than June 30, 2011, (ii) the Producer providing to the Author prior to August 1, 2011 a preliminary touring route for the first-class tour of the Play ("Tour") specifying the cities in which the Tour will play (each, a "Committed City") starting in the Spring 2012, and (iii) the Producer providing to the Author by November 1, 2011, a firm touring route for the Tour specifying the Committed Cities in which the Tour has received a confirmed booking. In the event that either (i) or (ii) of the foregoing requirements is not satisfied, Producer and Author will negotiate in good faith the commencement date of the Restricted Period, and in the event that (iii) of the foregoing requirements is not satisfied, the Restricted Period will terminate subject to Author considering in good faith Producer's request to continue such Restricted Period. Producer agrees to respond to Author's written requests for clearance for professional productions by indicating either (a) "approval" or (b) "pending" with reason specified or (c) "disapproval" with reason specified. If Author has not received a response from Producer or (or Producer's booking agent) within 5 business days of receipt of Author's request, Author's request shall be deemed approved. For the avoidance of doubt, it is understood and agreed that this Section 22.17 does not restrict the Author from licensing amateur productions of the Play whatsoever.

SECTION 22.18 Additional Territories.

1. Provided that the Producer has Vested pursuant to SECTION 22.09(1) above, the Producer shall have the exclusive option to acquire the exclusive rights to produce and present the Play in the English language in the British Isles and Australia/New Zealand (the "Additional Territories") by paying to the Author an advance against royalties with respect to each additional territory equal to (a) $35,000 with respect to the British Isles, and (b) $25,000 with respect to Australia/New Zealand.

2. The foregoing options shall be exercised if at all by Producer by payment by Producer to Author of the advances set forth above with respect to each Additional Territory, which amount shall in each instance constitute a non-refundable advance against royalties payable to Author with respect to performances of the Play in such Additional Territory and shall be paid not later than on the following schedule:

40% of such amount at the conclusion of twelve (12) months following the US Vesting;

30% of such amount at the conclusion of fifteen (15) months following the US Vesting; and

30% of such amount at the conclusion of twenty one (21) months following the US Vesting.

Notwithstanding the foregoing schedule of payments, the entire amount shall be payable not later than the date of the first paid public performance of the first production in the Additional Territory to which the payments apply, or, if Producer or any affiliate, employee or agent of Producer has received (or received credit for) payments which would cover 200% of the amounts owed to Author, promptly after receipt of such funds. Producer shall notify Guild and Author in writing concerning receipt of third-party advances promptly after receipt. In the event that Producer or any affiliate, employee or agent of Producer receives (or receives credit for) payments in respect of any such Additional Territory as an advance against its license fee in an amount greater than 200% of the applicable advance set forth hereinabove with respect to that Additional Territory, Producer shall promptly following receipt pay to Author (or credit to Author to the extent that such 50% is unavailable for payment) as an additional advance 50% of the excess over such 200%.

3. Where Producer leases or licenses the Play but does not produce or co-produce the Play (i.e., Producer has no substantial voice in the management of the production or financial contribution to the production), the following shall apply:

a. If that portion of the license fee to Producer which is calculated as a percentage of the gross box office receipts exceeds 3%, then any excess over the ten percent (10%) payable to Author and Producer in the aggregate (i.e., 7% to Author and 3% to Producer) shall be shared between Author and Producer in a 7:3 ratio with respect to the first 1.5% over 10%, and equally thereafter.

b. In the event Producer negotiates a percentage of profits as part of its license fee, any such profit participation in excess of 5% of the profits shall be divided equally between the Author and Producer.

4. Payment of any advance shall not obligate Producer to make the remaining payments, it being understood however that Producer's rights in respect of any applicable Additional Territory shall automatically terminate on Producer's failure to pay any advance amounts for such Additional Territory as provided.

5. Unless Producer presents the first paid public performance of the Play in at least one Additional Territory within twenty four (24) months from the date of US Vesting, Producer's exclusive rights to present the Play in all Additional Territories shall automatically terminate, except that if Producer has presented the Play in one of the Additional Territories within said 24-month period, Producer's right to present the Play in the other Additional Territories shall automatically extend for an additional consecutive period of 12 months (i.e., a total of 36 months from US Vesting).

6. Author shall have approval over any licensee, assignee, or lessee in connection with any production of the Play in any Additional Territory which Producer does not produce or co-produce. For purposes of this subsection 5, a production produced or co-produced by Producer shall mean a production in which the Producer (or another entity or entities controlling, controlled by or under common control with either or both producers) has a material

interest involving material risk of loss on the production. If Author has not granted its written approval with respect to any co-production, Producer shall provide to the Author and the Guild notice of Producer's investment and risk of loss in such co-production together with the documentation bearing thereon.

SECTION 22.19 Errors and Omissions; General Liability. Producer assumes all risks and responsibilities in connection with the production and presentation of the Play, without recourse of any kind to Author, except for breach of Author's warranties and representations herein set forth. Each Author shall be named as additional insured on any errors and omissions insurance policy obtained by Producer, provided that Producer elects to obtain such insurance. Producer shall obtain a general liability insurance policy and shall name each Author as an additional insured on such policy.

SECTION 22.20 Dramatists Guild Security Clause. Notwithstanding any suspension, resignation or termination of Author as a member of the Guild, the Guild's right to retain assessments on all Option, Advance and Royalty payments, and in connection with the sale of motion picture rights, shall be as set forth in the Constitution of the Dramatists Guild, Inc. as amended from time to time, and shall be irrevocable. Any claim, controversy or dispute between Author and the Guild arising out of or relating to such assessments shall be resolved pursuant to Article XX, with the Guild and the Author party thereto, and the Arbitrator shall order the losing party to pay the reasonable attorneys fees and costs of the prevailing party.

Exhibit A

Royalty Chart

THIS CONTRACT, made and entered into as of the 12th day of February, 2010 ("**Effective Date**") by and between:

DAVENPORT THEATRICAL ENTERPRISES, INC.

whose address is:

250 West 49th Street, Suite 301
New York, NY 10019

hereinafter referred to as "**Producer**," and the following persons residing at the indicated addresses:

"**Bookwriter**":

Tebelak Heirs Joint Venture
c/o Robert C. Harris, Esq.
Lazarus & Harris LLP
561 Seventh Avenue
New York, NY 10018

"**Composer**" and "**Lyricist**":

Heelstone Parc Productions, ~~Inc~~Ltd. f/s/o Stephen Schwartz
c/o Nancy A. Rose, Esq.
Schreck Rose Dapello Adams & Hurwitz LLP
1790 Broadway
New York, New York 10019

hereinafter referred to jointly as "**Author**."

WITNESSETH:

WHEREAS, the Dramatists Guild of America, Inc. (the "**Guild**") has promulgated this form of agreement known as the Approved Production Contract for Musical Plays ("**APC**") which it has recommended to its members as being fair and reasonable to both authors and producers; and

WHEREAS, Author, a member of the Guild, has written the book, music and lyrics of a certain musical play entitled "GODSPELL" (hereinafter referred to as the "**Play**"); and

WHEREAS, the Producer is in the business of producing plays and desires to acquire the sole and exclusive rights to produce the Play in the United States, its territories and possessions, including Puerto Rico, and Canada (the "**Territory**") and elsewhere throughout the world as set forth herein and to acquire Author's services in connection therewith;

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the parties hereto agree as follows:

Producer and Author hereby agree that all of the terms and provisions of the APC in effect as of the above Effective Date are hereby incorporated herein by this reference and made a part hereof as if fully set forth herein. In addition, the parties agree that Rider "**A**", attached hereto and made a part hereof, shall comprise Sections 22.02 through 22.20 of said APC and shall be part of this Contract.

IN WITNESS WHEREOF, each of the parties has signed this Contract as of the Effective Date of this Contract.

| Producer* | Date of Signing | Author(s) | Date of Signing |
|---|---|---|---|
| DAVENPORT THEATRICAL ENTERPRISES, INC. | | TEBELAK HEIRS JOINT VENTURE | |
| By:______________________ ___ | | By:______________________________ | |
| | | HEELSTONE PARC PRODUCTIONS, ~~INC~~**LTD**. F/S/O STEPHEN SCHWARTZ | |
| | | By:______________________ _______ Stephen Schwartz | |

This Contract is Certified by the Guild in accordance with the provisions of ARTICLE XVI of the APC.

THE DRAMATISTS GUILD OF AMERICA, INC.

By:____________________

Date of Signing: _______

---

* Where the Contract is signed by a corporate Producer, the officer signing should state his office and the corporate seal should be affixed. Where the officer signing for the corporation is other than the President, a certified copy of a resolution should be furnished showing the authority of said person so to sign. Where this Contract is signed by a partnership, all the general partners must sign and the partnership name should also be stated.

(If Producer is a corporation, the following must be signed by the person or persons in control thereof, i.e., the person or persons (a) owning or controlling a majority of its stock or a majority of its voting stock; or (b) using their name as part of the corporate title; or (c) rendering services in connection with the Play as Producer; or (d) whose name is included in publicity, advertising or programs as Producer or co-Producer of the Play.)

In consideration of the execution of this Contract by Author, the undersigned (if more than one, then the undersigned jointly and severally) hereby agrees to be jointly liable with Producer for the full performance of each and every covenant and provision of this Contract on Producer's part to be performed including, but not limited to, the payment of all monies due Author hereunder.

______________________________

Kenneth A. Hasija, professionally

known as Ken Davenport

**Inducement**

In order to induce Producer to enter into this Contract, the undersigned represents, warrants and agrees that **Heelstone Parc Productions, ~~Inc~~Ltd.** (the "**Lender**") is and will be at all times during the term of this Contract, authorized to provide the rights and obligations to Producer as provided in the Contract; that the undersigned will keep and perform the terms and conditions of said Agreement as they apply to the undersigned, and affirms the representations, warranties and indemnities therein contained, as if the undersigned had directly entered into the Agreement with Producer and that the undersigned will look only to the Lender for all compensation due on behalf of the undersigned under the Contract. The undersigned acknowledges that the undersigned is under no disability which would interfere with full compliance by the undersigned with the Contract.

______________________________
Stephen Schwartz

Date of Signing: ___________

**RIDER A**

**ARTICLE XXII**

**ADDITIONAL TERMS**

SECTION 22.02 Additional Production Terms Prevail. Wherever and to the extent that the terms set forth in this ARTICLE XXII differ from those set forth in the printed form of this Contract, the terms of this ARTICLE XXII shall prevail.

SECTION 22.03 Intentionally Deleted.

SECTION 22.04 Option and Advances; Production Schedule. In lieu of the provisions of SECTIONS 1.03, 2.01, 2.02, 2.03, 2.04, 6.01 and 6.02 hereof, the following provisions shall apply:

1. Producer will make a non-returnable Option Payment to the Author equal to Eighteen Thousand Dollars ($18,000), payable on execution and certification by the Guild of this Contract.

2. Producer shall have a period of twelve (12) months following the Effective Date (the "**First Option Period**") to produce the Play as a first class production on Broadway. Producer shall have the right to extend the First Option Period for twelve (12) months (the "**Second Option Period**") on payment to Author of the non-returnable sum of Eighteen Thousand Dollars ($18,000), such further option payment due prior to the date the First Option Period would otherwise expire **(the "Second Option Payment")**. For the avoidance of doubt, the Second Option Period shall end on February 11, 2012 (the **"Outside Production Date"**), and there will be no Third Option Period.

3. In the event Producer does not open the Play on Broadway by the Outside Production Date **(or February 11, 2011 if the First Option Period is not extended)**, all rights hereunder shall automatically revert to the Author and the parties shall have no further obligations to one another.

4. The aggregate Option and Advance Payments made to the Author hereunder may be recouped by Producer only following Recoupment from the "first dollar" royalties payable to the Author in the event royalties to the Author are paid on GWBOR, and from

royalties payable to Author above Author's Minimum Weekly Guarantee in the event royalties are paid pursuant to a royalty formula. Notwithstanding the foregoing, Producer agrees that **(i) if the if the Second Option Payment is made, it will be recoupable, as aforesaid, but only following the Recoupment Point, and (ii)** in no event shall the Author receive less than Three Thousand Dollars ($3,000) per Full Performance Week.

SECTION 22.05 Royalties; Net Profits.

1. Notwithstanding anything to the contrary contained in ARTICLE IV hereof, Producer agrees to pay a Royalty to Author collectively equal to six percent (6%) of Gross Weekly Box Office Receipts ("GWBOR") rising, on a company-by-company basis, to eight percent (8%) of GWBOR following the week in which each such company has Recouped (as defined in Section 4.04 above) an amount equal to ~~110~~**100**% of its production expenses ~~(the "**110% Recoupment Point**" as further defined below)~~. Notwithstanding the foregoing, with respect to productions of the Play in the British Isles and Australia/New Zealand, the Producer shall pay to Author a royalty of seven percent (7%) of GWBOR, increasing to nine percent (9%) at Recoupment with respect to the company presenting the Play in such applicable territory.

2. Notwithstanding anything to the contrary contained in this Contract, including, without limitation, ARTICLES IV and V hereof, and SECTION 22.05(1) above, and provided all other royalty participants (excluding theatre and stars) (collectively, the "**Royalty Participants**") similarly agree, Author has agreed to waive Author's right to a royalty based on GWBOR, and has agreed instead to accept a royalty based on a royalty formula (the "**Royalty Formula**") in connection with the initial Broadway company of the Play produced hereunder (the "**Broadway Production**") (provided that upon Producer's request, Author agrees to consider in good faith the terms of a royalty formula for additional companies of the Play). The Royalty Formula in connection with the Broadway Production shall be computed as follows:

(A) For the period ~~(the "**Broadway Production Recoupment Period**")~~ commencing with the first paid public performance of the Broadway Production hereunder~~,~~ and continuing until the week following the "~~110%~~ Recoupment Point~~" with respect to the Broadway~~

~~Production,~~" in lieu of ~~payments~~**payment** of a royalty based on percentages of GWBOR, ~~with respect to the Broadway Production~~ the Author shall receive in total a royalty equal to 15.56% of one hundred percent (100%) of such company's Weekly Profits in each royalty cycle. The foregoing percentage shall increase to 17.78% of one hundred percent of such ~~Company~~**company**'s Weekly Profits in each royalty cycle following the ~~110%~~ Recoupment Point. The foregoing notwithstanding, if the ~~110%~~ Recoupment Point falls within a royalty cycle as set forth in subsection (E) hereof, the ~~110%~~ Recoupment Period shall end upon the conclusion of such cycle.

(B) For all performances of the Broadway Production, Author will be paid at the end of each week of eight (8) performances a minimum weekly guaranteed royalty payment equal to Six Thousand Dollars ($6,000), increasing at the ~~110%~~ Recoupment Point to Nine Thousand Dollars ($9,000) (the "**Minimum Weekly Guarantee**"). The Minimum Weekly Guarantee will be reduced or increased proportionately for any weeks in which fewer or greater than eight (8) performances are presented, in the proportion that the number of performances presented represents of eight (8). Minimum Weekly Guarantees so paid shall be non-returnable advances and shall be applied against and deducted from the Author's royalty from the Weekly Profits as specified in subparagraph (C) below.

(C) For purposes of this Section 22.05(2), "**Weekly Profits**" of the Broadway Production shall mean the amount by which GWBOR for each royalty cycle exceed the "**Weekly Breakeven**" for such cycle. "**Weekly Breakeven**" for purposes of this Section 22.05(2) shall be defined as set forth in Section 5.01 herein, except that the Weekly Breakeven will be calculated using the full amount of the Minimum Weekly Guarantee.

(D) Notwithstanding anything contained in this Section to the contrary, the Society of Stage Directors and Choreographers (the "**SSD&C**") may require that the royalty payable to the director and choreographer shall be subject to the minimum terms and conditions for directors and choreographers (the "**SSD&C Minimums**") of a first-class dramatico-musical production under the collective bargaining agreement between The League of American Theatres and Producers, Inc. and the SSD&C in effect as of the date of this Contract. Similarly, other applicable theatrical unions may set minimum requirements for their members ("**Other Union**

**Minimums**"). In such case, to the extent that the SSD&C Minimums or Other Union Minimums exceed the director's and choreographer's or other union member's respective shares of Weekly Profits (the "**WP Shares**"), the amount by which the SSD&C Minimums or Other Union Minimums exceed such WP Shares shall be included in Weekly Breakeven for such Performance Week, or applicable royalty cycle.

(E) Royalties (other than the Minimum Weekly Guarantees as set forth in subsection 2 above) shall be payable within three (3) weeks after the end of each four-week cycle (each, a "royalty cycle"). Royalties shall be accompanied by (i) copies of box office statements indicating receipts for all performances during the applicable royalty cycle, signed by the box office treasurer and countersigned by the Producer or its duly authorized representative, and (ii) copies of the weekly operating statements for the applicable royalty cycle. Producer will furnish the foregoing as well as complete and detailed production cost statements and weekly operating budgets for each company of the Play produced hereunder within ninety (90) days after its official press opening to Author.

3. In connection with any production of the Play for which Producer's gross compensation, whether direct or indirect, for presenting the production is a fixed fee or a combination of a guarantee and a share of the box office receipts, payable to Producer by a so-called "local promoter" or "local sponsor" or other third party acting in a similar capacity (the "**Company Share**"), Author's royalty shall be calculated based on Company Share.

4. For purposes of this Section the "~~110%~~ Recoupment Point" shall be deemed to have been reached for a company of the Play produced hereunder the week in which Producer shall have earned from its share of the operating profits of such company a sum equal to ~~110~~**100**% of the production costs (excluding bonds, deposits and other recoverables) of such company. Neither the producer's fee nor the weekly office charge will be included in the earnings of Producer for the purpose of determining when the ~~110%~~ Recoupment Point shall have been reached. It is understood and agreed that, for the purposes of this Section, the actual repayment to the limited partners of Producer or other investors or subscribers of any or all of their capital contributions and/or any net profits shall not affect the royalty computations

hereunder. The~~ 110%~~ Recoupment Point shall be computed on a company-by-company basis, and in computation of the~~ 110%~~ Recoupment Point, there shall be no cross-collateralization or funding for any additional company or companies.

5. In addition to the royalties payable to Author herein, as further compensation to the Composer/Lyricist for his services as a consulting producer in connection with the Broadway Production, Producer agrees to pay Composer/Lyricist an additional royalty **starting at the Recoupment Point** equal to~~ one-quarter of one percent (0.25%) of GWBOR in connection with the Broadway Production or~~ 2.22% of Weekly Profits **from and after the Recoupment Point**, subject to a Minimum Weekly Guarantee of One Thousand Dollars ($1,000)**. For the avoidance of uncertainty**, such royalty ~~to~~**shall** commence upon Recoupment~~ with all Royalties otherwise due from that point until the 110% Recoupment Point to be deferred ("Deferred Royalties"). When the 110% Recoupment Point is reached~~**, and no royalties shall accrue prior thereto in respect of the** Composer/Lyricist~~ will receive a lump sum payment equal to the Deferred Royalties and, thereafter, Royalties in respect of his~~**'s** services as consulting producer~~ will be paid with all other Royalties on an ongoing basis~~.

6. No other percentage royalty recipient shall be afforded more favorable definitions, calculation basis, or pro ration of royalties, whether paid as a basis of GWBOR or Weekly Profits. In no event will the aggregate royalties payable to the director, choreographer and Producer exceed the royalties payable to the Author hereunder. The parties acknowledge and agree that the royalty chart attached hereto as Exhibit A conforms to the first sentence of this subparagraph 22.05(6).

7. Producer hereby agrees to pay to Author, collectively, an aggregate sum equal to five percent (5%) of One Hundred Percent (100%) of the net profits of the entity formed by Producer to produce the Broadway Production, increasing to six and one-half percent (6.5%) of One Hundred Percent (100%) of such net profits following one hundred fifty percent (150%) Recoupment, further increasing to eight percent (8%) of One Hundred Percent (100%) of such net profits following two hundred percent (200%) Recoupment. Anything contained in this Contract to the contrary notwithstanding, "net profits" shall be defined as such term is defined in

the investment agreement with the parties furnishing the financing for the Broadway Production, but in no event less favorable than any other net profit participant in such entity.

8. With respect to each company, Producer shall deliver to each Author copies of all statements furnished to the investors in the Play at such time as such statements are furnished to the investors. Each Author, or his duly designated representative, shall have the right at the Author's expense to examine, copy and/or cause an audit to be made of the books and records of Producer and the production company as such relate to production costs at reasonable times and upon reasonable notice, provided that there shall be no more than two (2) examinations in any year and further provided that nothing herein shall be deemed to require Producer to maintain books and records for more than three (3) years.

SECTION 22.06 Approvals. In addition to the approvals elsewhere set forth in this Agreement, Author shall also have the right to approve the production stage manager, any licensees of production rights, and the theaters in New York, Los Angeles, San Francisco, Chicago (for sit-down productions only) and London, such approval not to be unreasonably withheld. In addition to the approvals elsewhere set forth in this Agreement, Composer/Lyricist shall also have the right to approve (but not to designate without the approval of Producer) the orchestrator/arranger, music director, pianist, general manager, advertising agency, and the replacement of any of the foregoing, and the artwork logo, such approval not to be unreasonably withheld. The following are pre-approved by Producer and Composer/Lyricist: Charlotte Wilcox Company as general manager, and Serino Coyne as the advertising agency.

SECTION 22.07 House Seats. For each regular evening and matinee performance of the Play presented by or under lease or license from Producer, Producer shall hold for each Author two (2) pairs of adjoining house seats in the center section (rows 5-10) of the orchestra (except that only one (1) pair of adjoining house seats instead of two will be held for each Author (i) for preview performances, (ii) for benefit, theater party and subscription performances where substantially the entire orchestra is sold out, (iii) for press performances, and (iv) during the Tony and Olivier voting periods).

Notwithstanding the foregoing, for opening nights in New York City, Los Angeles and London, Producer shall hold for Composer/Lyricist a total of six (6) pairs of complimentary seats, three (3) pairs of which are in the center section (rows 5-10) of the orchestra, and the other three (3) pairs are in prime orchestra locations, and Producer shall hold for Bookwriter a total of ~~five~~**six** (~~5~~**6**) pairs of complimentary seats, all of which are in the center section (rows 5-10) of the orchestra. Each Author shall also receive complimentary opening night party passes equal in number to the number of house seats being furnished to each Author for such performance. In a theater with a unique configuration (such as Circle in the Square), seat locations will be as nearly comparable as reasonably possible.

The tickets allocated to each Author shall be set aside and made available for purchase at regular box-office prices by such person until ninety-six (96) hours prior to the scheduled performances. Each Author agrees to maintain and make available to the Producer and the Attorney General of the State of New York such records with respect to house seats as may be required to comply with New York law.

SECTION 22.08 Author's Right to Attend; Expenses. In lieu of the provisions of SECTION 8.02(a), Composer/Lyricist shall have the right to attend all casting, rehearsals, previews and openings of all production of the Play presented by or under Producer's authority. Subject to the last sentence of this section, the hotel and travel expenses to be paid pursuant to SECTION 8.04 by Producer to the Composer/Lyricist for each day that Composer/Lyricist elects to attend any event set forth in the preceding sentence or is otherwise required by Producer to be away from his principal place of residence in connection with any production of the Play hereunder, shall be (i) one (1) mutually approved first class hotel room, (ii) a per diem of $100 (£100 in London and $125 in Los Angeles), (iii) round-trip first class airline tickets from Composer/Lyricist's place of residence to the place where Composer/Lyricist's presence is required by Producer, as well as one (1) additional round-trip first class airline ticket when Composer/Lyricist is required by Producer to be in London, Australia and Los Angeles, and (iv) exclusive portal-to-portal ground transportation to and from airports and hotels. Transportation carrier and time of departure shall be determined by Producer after reasonable and good faith consultation with Composer/Lyricist. The principal place of residence for the Composer/Lyricist shall be defined as Ridgefield, Connecticut.

SECTION 22.09 Producer's Share of Subsidiary Rights Proceeds. The parties acknowledge that the Play previously has been produced commercially, and that subsidiary rights currently are being exploited by Author. Consequently, and notwithstanding anything to the contrary, including, without limitation, ARTICLE XI herein, Producer shall not share in Subsidiary Rights except as specifically set forth below:

1. In lieu of SECTIONS 11.02 and 11.03 of the Contract, provided Producer shall have presented the Broadway Production hereunder for no less than ninety-six (96) paid public performances (including up to eight (8) previews plus the Official Press Opening), Producer shall be deemed to have "Vested" for the purposes of this Contract in the United States and Canada (the "US Vesting"), and provided Producer shall have presented the Play hereunder for no less than ninety-six (96) paid public performances (including up to eight (8) previews plus the Official Press Opening) in any Additional Territory pursuant to SECTION 22.19 below, Producer shall be deemed to have "Vested" for the purposes of this Contract in such applicable Additional Territory.

2. In lieu of the Subsidiary Rights provisions set forth in Article XI of this Contract, provided that Producer has paid to Author all royalties due Author pursuant to this Contract, and Producer is not then otherwise in material breach of this Contract, Producer will be entitled to share in the "Excess Stock and Amateur Subsidiary Rights Earnings" (as defined below) derived in connection with the Play, in the percentages and for the periods set forth below:

(A) If Producer has Vested as set forth in subsection 1 above in the United States and Canada, Producer shall share in 25% of such Excess Stock and Amateur Subsidiary Rights Earnings in the United States and Canada for a period commencing at such time as Producer achieves US Vesting, and ending seven (7) years following the close of the last company of the Play produced, leased or licensed by Producer in the United States and Canada.

For illustration purposes only, if we assume that the Annual Average (as defined below) of earnings on stock and amateur rights in the U.S. and Canada is $100,000, and in any given year following US Vesting (within the applicable time limits), stock and amateur earnings from the Play in the U.S. and Canada are equal to, for example, $150,000, then "Excess Stock and Amateur Subsidiary Rights Income" would be $50,000, and Producer would be entitled to 25% of such excess, or $12,500.

(B) If Producer has Vested as set forth in subsection 1 above in any Additional Territory, Producer shall share in 25% of such Excess Stock and Amateur Subsidiary Rights Earnings in such applicable Additional Territory for a period commencing on the date Producer Vests in each such applicable Additional Territory, and ending seven (7) years following the close of the last company of the Play produced, leased or licensed by Producer in each such applicable territory.

(C) If Producer has Vested as set forth in subsection 1 above in the United States and Canada, then with respect to any foreign territories where Producer does not present the Play (including, without limitation, any Additional Territory where Producer does not Vest), Producer shall share in 15% of the Excess Stock and Amateur Subsidiary Rights Earnings in each such applicable foreign territory for a period commencing on the date Producer achieves US Vesting, and ending seven (7) years following the date Producer Vests in the United States and Canada.

3. As used herein, "Excess Stock and Amateur Subsidiary Rights Income" shall be determined as follows: all stock and amateur rights earnings in the applicable territory, net of customary agents' commissions (not to exceed ten percent (10%) of such proceeds, except that with respect to proceeds derived from amateur performances such agents' commissions shall not exceed twenty percent (20%)) ("Agents' Commissions") during the five (5) years prior to the official press opening of the Broadway Production hereunder (or the initial commercial production hereunder with respect to the applicable Additional Territory in connection with subsection 2(B) above) shall be averaged to reach an average annual figure ("the Annual Average"). Thereafter, the amount by which annual stock and amateur rights earnings for the

applicable territory, net of Agents' Commissions, exceed the Annual Average shall be deemed Excess Stock and Amateur Subsidiary Rights Income for purposes of this SECTION 22.09.

SECTION 22.10 Additional Representations and Warranties.

1. Bookwriter, to the best of its knowledge, and Composer/Lyricist each represent and warrant that the material for the Play contributed by such Author, except to the extent it is based upon material in the public domain, is and will be wholly original with such Author and will not violate, conflict with or infringe upon, and the use of said material for the Play as herein contemplated will not violate, conflict with or infringe upon, the copyright of, or to the best of such Author's knowledge, any other rights whatsoever of any person, firm or corporation. Bookwriter and Composer/Lyricist each shall indemnify and hold harmless Producer against any claims, demands, suits, losses, costs and expenses, damages and recoveries by reason of such Author's finally adjudicated breach of any of the representations or warranties contained herein .

2. The indemnifying party hereunder shall be notified in writing by an indemnified party of the existence of any such claim, demand or suit, which if sustained, would give rise to liability on the part of the indemnifying party hereunder, promptly after the indemnified party has knowledge of such claim, demand or suit. The indemnifying party shall have the option to designate counsel to defend any such claim, demand or suit and, except as provided below, it is understood that the indemnifying party shall be responsible for the fees of such counsel designated by him and, except as provided below, shall control such defense. The indemnified parties shall cooperate in the defense of any such claim, demand or suit and any or all of them may participate in the defense of any such claim, demand or suit with counsel of their own choosing at his, her or their own expense, it being understood that the indemnifying party shall not be responsible for the payment of any fees of any such counsel. No indemnified party shall take any action to compromise or settle any such claim, demand or suit unless consented to in writing by the indemnifying party, such consent not to be unreasonably withheld or delayed.

4. Producer shall defend, indemnify and hold harmless Author and their successors, licensees, and assigns against any claims, liability, demands, suits, losses, costs, expenses (including reasonable attorneys' fees and disbursements), damages and recoveries arising out of Producer's production of the Play following final adjudication thereof or settled with Producer's written consent (not to be unreasonably withheld) which are not subject to indemnification by Author pursuant to paragraph 1 of this Section 22.10.

5. Nothing contained in this section shall be deemed to alter the rights and obligations of the Author and Producer under Article XVIII.

SECTION 22.11 Cast Albums. Insofar as Author is concerned, Producer may enter into a contract with a phonograph record company in the Territory and each of the Additional Territories where the Play is produced under lease or license from Producer for the recording of an "original cast" phonograph record album of the music and lyrics (and portions of the book for continuity) of Producer's production of the Play (including a pre-production album consisting of selections from or the entire Play), and Author represents and warrants that the Author is subject to no obligation with respect to any prior cast album of the Play which would be violated by issuance of a new cast album. Such contract, as well as the identity of the record company and the identity of the record producers, shall be subject to Author's approval. Such contract shall provide that the Author will receive credit on the front and back of the CD packaging for such cast album. Provided that Composer/Lyricist is then ready, willing and able to perform such services at the time(s) reasonably required by Producer in consultation with Composer/Lyricist, Composer/Lyricist shall have the first opportunity to serve as producer of any cast album, on terms to be negotiated in good faith and consistent with Composer/Lyricist's precedents for equivalent projects. Author and Producer will share all proceeds received by Producer under such contract according to the terms set forth in SECTION 8.17(a) hereof. Such contract shall, among other things, provided for direct payment by the record company to each person constituting Author of his share of the royalties and advances due therefrom, such payment to be made to Author at the same time payment is made to Producer. All such payments to Author shall be accompanied by duplicates of all statements respecting such recordings sent to Producer and shall set forth such sums received by Producer and Author from the record company. Nothing in this Contract shall impair the right of Composer/Lyricist or the publisher(s) of the music and lyrics (as their respective interests may appear) to grant any license of the right to use same for any purpose other than the grant of rights to Producer herein and the restrictions set forth in SECTION 22.17 below, including, without limitation, synchronization rights and licenses for mechanical production (i.e., the "mechanical rights") and it is acknowledged that Producer does not have, or have the right to grant, any such rights.

SECTION 22.12 Billing.

1. The billing of each Author shall appear immediately after the title of the Play, with no matter appearing between the title and such billing, in all programs for the Play and in all paid advertising and publicity under the control of Producer relating to the Play except in ABC's (other than Friday and Sunday), teaser ads and advertisements of less than one-quarter (¼) page where the only credits are for the title of the Play, the name of the theatre, and/or critics' quotes. The billing accorded Author shall be substantially as follows, with no other names appearing on such lines or preceding the names of the Author except the names of stars appearing above the title of the Play and the name of Producer above the title, as follows:

"GODSPELL"

Conceived and Originally

Directed by John-Michael Tebelak

Music and New Lyrics by Stephen Schwartz

If the Play's program lists individual songs, the listing must indicate that the music for "By Your Side" was written by Peggy Gordon, and the lyrics thereof by Jay Hamburger.

2. The size of the billing given to each Author shall be the same and shall in no event be less than fifty percent (50%) of the type size used for the non-artwork title of the Play (30% in the case of an artwork title).

3. No billing shall appear in type larger or more prominent than the billing to the Author except for the title of the Play. In addition, only the director and Producer may receive billing as large and as prominent as that accorded the Author.

4. In advertisements using billing boxes, provided the same is applicable to all credit recipients other than theatre and star(s) above the title, size and prominence of billing shall be measured by reference to the title of the Play in the billing box, it being understood that no one other than the theatre and stars above the title may receive billing credit outside the billing box.

5. Each Author will receive a bio of customary length in the program for the Play produced by Producer, as well as a photo of the Authors in the event any other member of the creative team receives a photo in the program, and a bio of customary length and a photo in the souvenir book (if any).

6. Producer has no objection to including the logo of the Dramatists' Guild on the same page of the program on which logos of other theatrical guilds or unions appear, and in the same size.

7. No casual or inadvertent failure to comply with the billing provisions set forth in this section shall be deemed a breach of this Contract, provided same is promptly cured prospectively after notice.

SECTION 22.13 Right of Assignment. Producer shall have the right, without consent from Author, to assign this Contract to any: (i) limited partnership of which Producer or a corporation of which Producer is a principal owner shall be a general partner; (ii) limited liability company of which Producer or a corporation of which Producer is a principal owner shall be a managing member; or (iii) joint venture in which Producer or a corporation or other entity of which Producer is a principal owner shall be a venturer, provided that such assignee assumes Producer's obligations hereunder in writing.

SECTION 22.14 Inspection of Books and Records. Author or Author's designee shall have the right, during reasonable business hours and not more than once in any calendar year, to examine Producer's books and records pertaining to the Play for the purpose of verifying any statements and/or ascertaining any amounts which may be due to Author hereunder. Author shall have the right to make extracts from such books and records, or copies thereof, and/or to cause an audit to be made thereof at his own expense, for a period of two (2) years after receipt of such statements. If any audit reveals an underpayment to Author of five percent (5%) or more, Producer will reimburse Author for the reasonable costs of the audit (but not in excess of the amount of the discrepancy) and immediately pay to Author the amount of such underpayment.

SECTION 22.15 Notices. Any notice required or desired to be given hereunder shall be sent by registered or certified mail, return receipt requested, or by facsimile with a copy by first class mail, addressed to the parties at their respective addresses given herein, or by delivering the same personally to the parties at the addresses first set forth herein. Any party may designate a different address by notice so given. Copies of all such notices to Producer shall be sent to: Franklin, Weinrib, Rudell & Vassallo, P.C., 488 Madison Avenue, New York, New York 10022, Attention: Daniel M. Wasser, Esq. Copies of all notices to Author shall be sent to: The Dramatists Guild, 1501 Broadway, Suite 701, New York, New York 10036, Attention: Ralph Sevush.

SECTION 22.16 Stage Manager's Script. Prior to the final close of the Play hereunder, or prior to two (2) months after the New York opening, whichever is the earlier, the Producer shall deliver to each Author, or their agents, as said person's property, one copy of a neat and legible up-to-date stage manager's script of the Play as produced on the New York stage, containing lighting, property plots and all information usually contained in such scripts, subject, however, to the right, if any, which the scenic designer, lighting designer and others may have in their respective work, provided that the delivery of such script does not constitute any statement of position by Producer with respect to the use of the script.

SECTION 22.17 Holdbacks. The parties acknowledge prior commercial productions of the Play and an existing overall domestic stock and amateur licensing agreement. The foregoing notwithstanding, the Author hereby agrees as follows:

1. As of the Effective Date and continuing until such time as the Producer's rights in the Play hereunder expire, Author shall refrain from authorizing first or second class commercial productions of the Play in the Territory or Additional Territories~~, provided that, notwithstanding the foregoing, Producer acknowledges that Author has granted to a third party the right to present a touring company of the Play ______________________ [**ANY NECESSARY CARVE-OUTS?**]~~.

2. Author agrees to obtain written approval from Producer (or Producer's booking agent) before authorizing performances or advertising/publicity for any professional (e.g., stock) production of the Play to be presented within a 75-mile radius of a Committed City (as defined below) within the period commencing ~~on the Effective Date~~**with the date Producer provides Author with a firm touring route for the Tour (as contemplated in clause (iii) below, but in no event prior to the official opening of the Play on Broadway)** and ending 30 days following the final performance of the Play in such Committed City (the "Restricted Period"); provided, however, that the foregoing restrictions shall be contingent on the following three conditions: (i) the Play opening on Broadway no later than June 30, 2011, (ii) the Producer providing to the Author prior to August 1, 2011 a preliminary touring route for the first-class tour of the Play ("Tour") specifying the cities in which the Tour will play (each, a "Committed City") starting in the Spring 2012, and (iii) the Producer providing to the Author by November 1, 2011, a firm touring route for the Tour specifying the Committed Cities in which the Tour has received a confirmed booking. In the event that either (i) or (ii) of the foregoing requirements is not satisfied, Producer and Author will negotiate in good faith the commencement date of the Restricted Period, and in the event that (iii) of the foregoing requirements is not satisfied, the Restricted Period will terminate subject to Author considering in good faith Producer's request to continue such Restricted Period. Producer agrees to respond to Author's written requests for clearance for professional productions by indicating either (a) "approval" or (b) "pending" with reason specified or (c) "disapproval" with reason specified. If Author has not received a response from Producer or (or Producer's booking agent) within 5 business days of receipt of Author's request, Author's request shall be deemed approved. **For the avoidance of doubt, it is understood and agreed that this Section 22.17 does not restrict the Author from licensing amateur productions of the Play whatsoever.**

SECTION 22.18 Additional Territories.

1. Provided that the Producer has Vested pursuant to SECTION 22.09(1) above, the Producer shall have the exclusive option to acquire the exclusive rights to produce and present the Play in the English language in the British Isles and Australia/New Zealand (the "Additional Territories") by paying to the Author an advance against royalties with respect to each additional territory equal to (a) $35,000 with respect to the British Isles, and (b) $25,000 with respect to Australia/New Zealand.

2. The foregoing options shall be exercised if at all by Producer by payment by Producer to Author of the advances set forth above with respect to each Additional Territory, which amount shall in each instance constitute a non-refundable advance against royalties payable to Author with respect to performances of the Play in such Additional Territory and shall be paid not later than on the following schedule:

40% of such amount at the conclusion of twelve (12) months following the US Vesting;

30% of such amount at the conclusion of fifteen (15) months following the US Vesting; and

30% of such amount at the conclusion of twenty one (21) months following the US Vesting.

Notwithstanding the foregoing schedule of payments, the entire amount shall be payable not later than the date of the first paid public performance of the first production in the Additional Territory to which the payments apply, or, if Producer or any affiliate, employee or agent of Producer has received (or received credit for) payments which would cover 200% of the amounts owed to Author, promptly after receipt of such funds. Producer shall notify Guild and Author in writing concerning receipt of third-party advances promptly after receipt. In the event that Producer or any affiliate, employee or agent of Producer receives (or receives credit for) payments in respect of any such Additional Territory as an advance against its license fee in an amount greater than 200% of the applicable advance set forth hereinabove with respect to that Additional Territory, Producer shall promptly following receipt pay to Author (or credit to Author to the extent that such 50% is unavailable for payment) as an additional advance 50% of the excess over such 200%.

3. Where Producer leases or licenses the Play but does not produce or co-produce the Play (i.e., Producer has no substantial voice in the management of the production or financial contribution to the production), the following shall apply:

a. If that portion of the license fee to Producer which is calculated as a percentage of the gross box office receipts exceeds 3%, then any excess over the ten percent (10%) payable to Author and Producer in the aggregate (i.e., 7% to Author and 3% to Producer) shall be shared between Author and Producer in a 7:3 ratio with respect to the first 1.5% over 10%, and equally thereafter.

b. In the event Producer negotiates a percentage of profits as part of its license fee, any such profit participation in excess of 5% of the profits shall be divided equally between the Author and Producer.

4. Payment of any advance shall not obligate Producer to make the remaining payments, it being understood however that Producer's rights in respect of any applicable Additional Territory shall automatically terminate on Producer's failure to pay any advance amounts for such Additional Territory as provided.

5. Unless Producer presents the first paid public performance of the Play in at least one Additional Territory within twenty four (24) months from the date of US Vesting, Producer's exclusive rights to present the Play in all Additional Territories shall automatically terminate, except that if Producer has presented the Play in one of the Additional Territories within said 24-month period, Producer's right to present the Play in the other Additional Territories shall automatically extend for an additional consecutive period of 12 months (i.e., a total of 36 months from US Vesting).

6. Author shall have approval over any licensee, assignee, or lessee in connection with any production of the Play in any Additional Territory which Producer does not produce or co-produce. For purposes of this subsection 5, a production produced or co-produced by Producer shall mean a production in which the Producer (or another entity or entities controlling, controlled by or under common control with either or both producers) has a material

interest involving material risk of loss on the production. If Author has not granted its written approval with respect to any co-production, Producer shall provide to the Author and the Guild notice of Producer's investment and risk of loss in such co-production together with the documentation bearing thereon.

SECTION 22.19 Errors and Omissions; General Liability. Producer assumes all risks and responsibilities in connection with the production and presentation of the Play, without recourse of any kind to Author, except for breach of Author's warranties and representations herein set forth. Each Author shall be named as additional insured on any errors and omissions insurance policy obtained by Producer, provided that Producer elects to obtain such insurance. Producer shall obtain a general liability insurance policy and shall name each Author as an additional insured on such policy.

SECTION 22.20 Dramatists Guild Security Clause. Notwithstanding any suspension, resignation or termination of Author as a member of the Guild, the Guild's right to retain assessments on all Option, Advance and Royalty payments, and in connection with the sale of motion picture rights, shall be as set forth in the Constitution of the Dramatists Guild, Inc. as amended from time to time, and shall be irrevocable. Any claim, controversy or dispute between Author and the Guild arising out of or relating to such assessments shall be resolved pursuant to Article XX, with the Guild and the Author party thereto, and the Arbitrator shall order the losing party to pay the reasonable attorneys fees and costs of the prevailing party.

Exhibit A

Royalty Chart

20.........Workshare Professional comparison of interwovenSite://FWRVDMS01/imanage/311400/1 and interwovenSite://FWRVDMS01/imanage/311400/3. Performed on 4/12/2010.

Document comparison by Workshare Professional on Monday, April 12, 2010 1:42:57 PM

| **Input:** | |
|---|---|
| Document 1 ID | interwovenSite://FWRVDMS01/imanage/311400/1 |
| Description | #311400v1<imanage> - APC - Davenport Godspell revival |
| Document 2 ID | interwovenSite://FWRVDMS01/imanage/311400/3 |
| Description | #311400v3<imanage> - Final APC - Davenport Godspell revival |
| Rendering set | FWRV Comp2 With Strikethrough |

| **Legend:** | |
|---|---|
| **Insertion** | |
| ~~Deletion~~ | |
| ~~Moved from~~ | |
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| Style change | |
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| **Statistics:** | |
|---|---|
| | Count |
| Insertions | 21 |
| Deletions | 30 |
| Moved from | 0 |
| Moved to | 0 |
| Style change | 0 |
| Format changed | 0 |
| Total changes | 51 |

# EXHIBIT 6.2

## Form of Agreement with the General Manager

AGREEMENT made as of the 18th day of February 2010 between CHARLOTTE WILCOX COMPANY L.L.C. (hereinafter referred to as the "General Manager") having a place of business at 1560 Broadway, Suite 409, New York, New York, 10036, and

GODSPELL LLC

(hereinafter referred to as the "Producer") having its offices at

Davenport Theatrical Enterprises, Inc.
250 West 49th Street
Suite #301
New York, New York 10019

WITNESSETH

WHEREAS, the Producer has basic production rights for and intends to produce a Broadway production of a Play entitled

GODSPELL

(hereinafter referred to as the "Production"), and representing that it has the right to engage a General Manager, and

WHEREAS, General Manager is in the business of managing theatrical productions and desires to be the General Manager of the Production hereinabove described, and

WHEREAS, the Producer desires General Manager to supervise and manage the Production,

NOW, THEREFORE, in consideration of the mutual promises herein contained and other good and valuable consideration, it is agreed as follows:

1. The Producer hereby appoints Charlotte Wilcox Company L.L.C. as General Manager and Charlotte Wilcox Company L.L.C. agrees to serve as General Manager of the Production. General Manager will timely and duly perform all those duties and services customarily performed by general managers in the theatrical industry, including:

a) assisting the Producer in administering all routine and customary financial matters with respect to the Production, including the preparation of the production and weekly operating budgets, the remittance of payment of any and all invoices for expenses incurred, supervising and assisting the accounting firm designated to represent the Production (the "Production's Accountants") in the preparation of a statement of the production costs and weekly operating statements including an itemized accounting of all expenses (whether or not they have been paid);

b) negotiating and administering all contracts with the exception of the agreement between the Producer and author(s) or rightsholder(s) in which the rights to produce the play are granted to the Producer (Rights Agreement) and the agreement between the Producer and the investors, joint venturers, limited partners and/or members, etc., which contains the manner in which the Producer intends to finance the production (Financing Agreement);

c) securing such insurance as is deemed necessary by an outside insurance consultant engaged by the Producer;

d) coordinating performance schedules, price scales, available discounts, group sale/theatre party policies with the theatre owner and the Box Office;

e) coordinatiing the promotional activities of the Press Agent and/or Marketing Consultant, if any;

f) maintaining all necessary records and files of the activities referred to above, as well as the general records of the Production. Upon request of the Producer, all records will be turned over to the Producer at the close of the Production.

g) supervising the take-out, recovery of all bonds and the final accounting statement upon the close of the Production.

2. Subject to consultation with the Producer, the General Manager will select, negotiate the salary for and hire a Company Manager and, for musicals only, an Assistant Company Manager. The Producer will be responsible for the payment of the salaries of said Company Manager and Assistant Company Manager and for all payments, related costs and benefits in connection with the Company Manager and Assistant Company Manager in accordance with the attached budgets and as required by union contracts. Producer shall also be responsible for all costs and expenses incurred by the Company Manager and Assistant Company Manager in furtherance of the Production.

3. In consideration of the services of the General Manager as hereinabove described, Producer shall compensate General Manager as follows:

a) The General Manager shall receive a production fee/salary of $40,000.00,

(i) $ 3,500.00 of which receipt is acknowledged.
(ii) $11,500.00 of which is due and payable upon execution of this Agreement;
(iii) $12,500 of which is due and payable upon the date of the scenery bid session;

(iv) the balance of which is due upon the earlier of completion of the financing of the Production or twelve weeks prior to the first day of rehearsal.

If the Production has not gone into rehearsal by that date which is ten weeks prior to the first anniversary date of this Agreement, but has not been abandoned, the General Manager may receive an additional Production Fee for its services, such additional Production Fee to be negotiated in good faith;

(b) The Manager shall receive a weekly fee/salary of $3,500.00, commencing two weeks prior to the first rehearsal and continuing throughout the entire run of the Production and until four weeks after the Production closes.

(c ) If Producer requires General Manager to provide services during a period subsequent to four weeks after the close of the Production, Producer and General Manager shall negotiate in good faith and mutually agree upon a further fee/salary to be paid to General Manager for such services.

(d) There will be no reduction in the weekly fee/salary for any layoff of less than four weeks. In the event of a lay-off of four weeks or more, any reduction in the General Manager's weekly fee/salary shall be negotiated in good faith taking into consideration the work required during the lay-off period.

(e) The General Manager will receive $500.00 per week as an office charge, commencing two weeks prior to the first day of rehearsal and continuing throughout the entire run of the Production and until four weeks after the Production closes.

(f) The General Manager, in addition to all monetary conditions specified in this Agreement, shall receive for its services to the Production a fee equal to one (1 %) per cent of one hundred (100%) percent of the net profits of the Production, as such net profits are defined in the Financing Agreement of the entity formed to produce the Production and/or in the Author's Agreement ("Net Profits"). Such Net Profits will be paid to General Manager at the same time as Net Profits are paid to all other net profit participants, but in no event less than twice per year. In the event an additional company of the Production produced by Producer ("Additional Company") pays a percentage of Net Profits to the Production, General Manager's share of Net Profits from the Production shall not include the sums received by the Production from the Additional Company in respect of Net Profits unless General Manager did not receive a share of Net Profits from the Additional Company.

(g) A portion of the Fee/Salary to be paid to General Manager pursuant to this Paragraph 3 shall, at General Manager's request, (i) be paid as salary to Charlotte W. Wilcox or to employees of Charlotte Wilcox Company L.L.C. and Producer shall be responsible for all payroll taxes on any such salaries; and/or (ii) be paid to Charlotte W. Wilcox or to its employees, as General Manager may elect, under the terms of an ATPAM contract, in which case the

Fee/Salary due Charlotte Wilcox Company L.L.C. under this Paragraph 3 shall be reduced only by the amount of the Fee/Salary paid to Charlotte W. Wilcox or said employees, but Producer shall be responsible for payroll taxes and all other payments, costs, or benefits imposed by the union contract.

4. The General Manager shall be reimbursed by the Producer, upon the proper invoicing of Producer, for all reasonable actual out-of-pocket expenses including, but not limited to coach (business class on flights of more than three hours) travel and living expenses outside of New York City; messengers; long distance telephone calls, but not basic service; duplication (15 cents per copy); office supplies specific to the Production; and other miscellaneous expenses incurred on behalf of or in connection with the Production. Any single expense in excess of $250.00 shall be preapproved.

5. The General Manager shall receive billing as follows:

General Management
THE CHARLOTTE WILCOX COMPANY

This billing shall be afforded on Theatre Houseboards and in all Theatre and Souvenir Programs on both the title page and at the head of the Staff List and whenever and wherever any other staff billing appears. General Manager shall be afforded a biography in Theatre and Souvenir programs of a length equal to that afforded to the production personnel.

6. The General Manager may engage in other business activities, including the production and management of plays and production companies, and this Agreement shall in no way be deemed to restrict the General Manager from engaging in any other activities it may desire; provided, however, that General Manager shall devote such time as is necessary for the performance of its functions and responsibilities under this Agreement and in any agreements supplementary hereto.

7. If during the run of the Production on Broadway or within five (5) years after the close of the Production on Broadway, there shall be presented in the United States or Canada a first class (including union Bus and Truck and/or AEA Tier tours) company of the Production other than the Broadway company being presented by the Producer then, as respects each such additional company in the United States or Canada, General Manager shall be engaged by the Producer as the general manager of that subsequent production.

For all subsequent productions of the Play within the scope of this Paragraph, General Manager shall receive a production fee/salary and weekly fee/salary, as well as an office fee and net profit participation, in such amounts as are then customary and standard in the theatrical industry, but in no event less than the production fee/salary, weekly fee/salary, office fee and net profit participation payable to General Manager hereunder in connection with the Broadway production. All other terms and conditions of Paragraph 3 shall continue to apply for all future companies for which General Manager has the right to serve as General Manager.

For any subsequent non-union production produced by or under lease or license from Producer, Producer agrees to negotiate a fee for General Manager based on the amount of work requested of General Manager on such non-union production.

8. Nothing in this Agreement shall be deemed to create a partnership, joint venture, or similar business relationship between the parties. The parties acknowledge that in all dealings with third parties respecting the Production, the General Manager is acting as the authorized agent of the Producer. All debts, liabilities, costs or expenses incurred by the General Manager arising out of or in furtherance of this Agreement, including but not limited to any and all payments to third parties such as actors and stagehands, musicians, creative staff and all personnel required to mount and maintain the Production; vendors providing goods or services; benefits required by various unions; and the payment of unemployment and withholding taxes and any and all other taxes and governmental obligations (whether Federal, State or Local) related to the Production, shall be solely the responsibility of Producer and General Manager shall have no responsibility therefore.

9. The Producer shall indemnify and hold harmless the General Manager from and against any and all losses, claims, damages, expenses (including reasonable attorneys' fees) and liabilities, including but not limited to, liabilities to third parties and governmental bodies referred to above, resulting from or based upon any action taken by the General Manager in furtherance of this Agreement or at the Producer's direction.

10. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be determined by arbitration in New York City before a single arbitrator with experience in the theatrical industry in accordance with the rules of the American Arbitration Association. Judgment may be entered upon the award in the highest court of the forum, State or Federal, having jurisdiction thereof.

11. This Agreement contains the entire understanding of the parties hereto with respect to the services to be rendered by General Manager and supersedes any prior agreement (oral or written) between General Manager and Producer with respect to the subject matter hereof. The provisions hereof may not be amended, waived, terminated or discharged in any way whatsoever except by subsequent written agreement executed by both parties. A waiver by either of the parties of any of the terms or conditions of this Agreement, or of any breach thereof, shall not be deemed a waiver of such terms or condition for the future, or of any other term or condition hereof, or of any subsequent breach hereof.

12. This Agreement shall be construed and interpreted under the laws of the State of New York applicable to contracts made and to be fully performed in New York, without giving effect to the choice of law or conflicts of laws principles thereof.

13. If any of the provisions of or covenants of this Agreement are hereafter construed to be invalid or unenforceable, the same shall not affect the remainder of the provisions of or enforceability thereof, which shall be given full effect.

14. Any approvals, consents or authorizations required hereunder may be made orally or in writing, as suits the convenience of the parties.

15. This agreement is personal to and may not be assigned by Charlotte Wilcox Company L.L.C. to any other party without the consent of Producer.

16. Producer may, by written notice, terminate General Manager for just cause, without compensation to General Manager, except for any fee/salary or expenses then accrued. "Just cause" means in the context of this agreement:

(a) The death of Charlotte Wilcox or her inability to perform her material obligations hereunder by reason of any mental or physical disability for a continuous period of eight (8) weeks or an aggregate period of more than twelve (12) weeks in any twelve (12) month period;

(b) Charlotte Wilcox's conviction of, or entry of a plea of guilty or nolo contendere to a felony;

(c) General Manager's willful misconduct intended to have, and having a material adverse effect, on Producer or the Production;

(d) General Manager's willful and continued failure to use reasonable business efforts to attempt substantially to perform its material duties hereunder after demand for substantial performance is delivered by Producer in a writing that specifically identifies the manner in which Producer believes General Manager has not used reasonable business efforts to attempt substantially to perform its duties.

General Manager may by written notice terminate this Agreement should the Producer fail to capitalize the Production and/or supply the funds necessary to timely meet the expenses of the Production.

IN WITNESS WHEREOF, the parties hereto have executed this agreement the date first above-written.

Charlotte Wilcox Company L.L.C.

By:________________________ By:________________________

Charlotte W. Wilcox

# EXHIBIT 10.1

Consent of Berman & Company, P.A.



# BERMAN & COMPANY, P.A.

**Certified Public Accountants and Consultants**

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Offering Circular on Form 1-A of our report dated February 17, 2010, on the financial statements of The Godspell, LLC for the period ended January 31, 2010, included on Form 1-A, herein, and to the reference to our firm under the heading "Experts" in the Offering Circular.

Berman & Company, P.A.
Certified Public Accountants

Berman & Company, P.A.

Boca Raton, Florida
April 14, 2010

551 NW 77th Street Suite 107 • Boca Raton, FL 33487
Phone: (561) 864-4444 • Fax: (561) 892-3715
www.bermancpas.com • info@bermancpas.com

# EXHIBIT 10.2

Consent of Franklin, Weinrib, Rudell & Vassallo, P.C. (contained in Exhibit 11.1)

EXHIBIT 11.1

Opinion of Franklin, Weinrib, Rudell & Vassallo, P.C.

FRANKLIN, WEINRIB, RUDELL & VASSALLO, P.C.
ATTORNEYS AT LAW
488 MADISON AVENUE
18TH FLOOR
NEW YORK, NY 10022-5707
www.fwrv.com
TELEPHONE: (212) 935-5500
TELECOPIER: (212) 308-0642

MICHAEL I. RUDELL*◇
NICHOLAS GORDON
ELLIOT H. BROWN**
NEIL J. ROSINI◇
ROSE H. SCHWARTZ
DANIEL M. WASSER◇
KENNETH M. WEINRIB
RICHARD A. BEYMAN
ERIC S. BROWN
JONATHAN A. LONNER*
MATTHEW C. LEFFERTS

HEATHER J. REID
JAKE M. LEVY

JOHN A. VASSALLO
OF COUNSEL

LEONARD FRANKLIN
1938-1995

STEPHEN WEINRIB
1948-1987

* ALSO ADMITTED CALIFORNIA
** ALSO ADMITTED PENNSYLVANIA
◇ ALSO ADMITTED NEW JERSEY

April 12, 2010

The Godspell LLC
c/o Davenport Theatrical Enterprises, Inc.
250 West 49th Street
Suite 301
New York, NY 10019

Re: The Godspell LLC
Opinion of Counsel as to the legality of 50,000 Units to be offered to the public as part of a Regulation A offering under the Securities Act of 1933, as amended.

Ladies and Gentlemen:

We have acted as legal counsel to The Godspell LLC, a Delaware limited liability company (the "Company"), in connection with the 50,000 membership interests of the Company (the "Units") to be offered to the public pursuant to and on the terms stated in the Company's Form 1-A (the "Form 1-A").

We have examined such corporate records and other documents, including the Form 1-A, and have reviewed such matters of law as we have deemed necessary or advisable for the purposes of this opinion.

Based upon the foregoing, we are of the opinion that the Units, when issued and paid for in accordance with the terms of the offering as stated in the Form 1-A, will be legally issued, fully paid and nonassessable Units of the Company under the Delaware Limited Liability Company Act, including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.

We consent to the filing of this opinion as an exhibit to the Form 1-A and to the reference to our firm in the section entitled "Legal Matters" in the offering circular contained in the Offering Statement.

Very truly yours,

Franklin, Weinrib, Rudell & Vassallo, P.C.



311458/2/8399/0014

EXHIBIT 12.1

Sales Material

## GODSPELL, LLC

## *Godspell.com Initial Design Concepts Website*

The design of the initial Godspell.com website will be simple, with the focus on educating the consumer that a production of *Godspell* will be opening during the 2010-2011 Broadway season.

HOME PAGE

- The home page of Godspell.com will feature a video that will automatically play when the visitor enters the site. The video will be approximately 30 seconds in length, and will feature Stephen Schwartz, the composer of *Godspell*, talking about the musical and the production.

- In addition to the video, there will be two primary "buttons":
  - Buy Tickets
    - This "button" will link to an external ticketing website which will sell tickets to *Godspell.*
    - If tickets are not yet available for purchase, it will link to an internal page that gives more information about when tickets will be available for purchase.
  - Be A Producer of *Godspell*
    - This page will give link to the "Producer Page" detailed below.
- Additional buttons are currently being contemplated and may be added as more information becomes available. Some of these buttons being considered are:
  - Cast information
  - Creatives information
  - Social Networking
  - Press features
  - Etc.

PRODUCER PAGE

- This page will be accessed by a visitor clicking on the "Be A Producer of *Godspell*" link described above.
- This page will feature a letter from the Lead Producer of *Godspell,* Ken Davenport. A draft version of this text is as follows:

[DATE]

Thank you for your interest in joining the *Godspell* producing family.

This fall, thousands of people just like you will make history when they come together to produce the 40th Anniversary production and first ever Broadway revival of *Godspell,* one of the most beloved musicals in the world, written by John-Michael Telebak and Stephen Schwartz (Composer/Lyricist of *Wicked, Pippin*, and others).

Many people have asked me why I have chosen to produce the show in this fashion.

The answer is simple.

To me, *Godspell* is about the creation of a community and I couldn't think of any better way to produce it than by creating a community of its own.

As I'm sure you are aware, participating in Broadway productions is usually something that is only available to a very select group of individuals and at very high investment thresholds.

But now, for the first time in Broadway history, this opportunity is being made available to you*, and at a very low entry point.

Each investment unit is only $100**, and every single investor will have their name listed as an "above-the-title" Producer on a sign outside our Broadway theater, as well as on a website created specifically for our *Godspell* community, for the entire world to see. For those of you interested in investing more than the minimum, additional perks including opening night tickets, merchandise and more are available.

To learn more about this unique and historical theatrical event, please click here. (will link to "Questionnaire Page" detailed below) Please know, this is a very limited offer.

I look forward having you as part of our *Godspell* community, and seeing you on opening night!

Sincerely,

Ken Davenport
Producer

To learn more about this opportunity, click here. (will link to "Questionnaire Page" detailed below)

**IMPORTANT DISCLAIMERS:**

**THIS IS NOT AN OFFER TO SELL OR A SOLICITATION TO BUY ANY UNITS. This website is intended for general information purposes and the information on this website neither is, nor should be construed, as an offer to sell or a solicitation of an offer to buy any Units of Godspell LLC and may not be relied upon in connection with the purchase or sale of any Unit. It is not a summary or a compilation of all information relevant to making an investment decision to purchase the Units. To obtain further information, you must complete our investor questionnaire and meet any suitability standards required by law. Any offering or solicitation will be made pursuant to an Offering Circular, and the subscription documents, all of which should be read in their entirety.**

*** Please note that these Units are being offered and sold in: [CA, CT, IL, LO, MA, MI, NJ, and NY]. Except for the aforementioned states, (i) the Units are not being offered, directly or indirectly, to residents of any state in the United States or outside of the United States, (ii) information in this website pertaining to the offering of Units is not being specifically directed by, or on behalf of Godspell, LLC, to any person of any state in the United States or outside of the United States. No sales of any Units shall be made in any state, jurisdiction or territory in the United States or outside of the United States unless (i) the offering has been registered in such state, jurisdiction or territory and an Offering Circular has been delivered to the investor prior to such sale, or (ii) the sales are exempt from registration.**

**We may seek to register the offering of Units in such additional states as we may determine from time to time. Please click on the link above to contact us for further information about whether or not Units may be sold to residents of your state.**

****There is a minimum investment of 10 units.**

**Construction of the disclaimers above and resolution of disputes regarding such disclaimers are governed by the laws of the State of New York without regard to conflict of laws provisions thereof. The laws of the State of New York shall apply to all uses of this site and the information contained in this site.**

QUESTIONNAIRE PAGE

- This page will allow the interested party to submit their information to us so that we can contact them about their interest in the production.
- The questions asked on this page will be:
    - Full Legal Name
    - Email Address
    - Phone Number
    - Age
    - State of Residence
    - Have you ever invested in the theater before?
    - Approximately what level of investment interests you?
        - $1,000
        - $2,500
        - $5,000
        - $10,000
        - $25,000
        - $50,000
        - $100,000
        - $100,000+

- After submitting the above information, the visitor will get an email automatically from us that says the following:
  - o Thank you for your interest in investing in *Godspell*. We will contact you within 48 hours to discuss your participation. In the meantime, please sign up for email updates about *Godspell* at Godspell.com.
  - o A follow up email will be sent to visitors who are residents of states in which the offering is not qualified to inform them that they may not participate in the offering.

**IMPORTANT DISCLAIMERS:**

**THIS IS NOT AN OFFER TO SELL OR A SOLICITATION TO BUY ANY UNITS. This website is intended for general information purposes and the information on this website neither is, nor should be construed, as an offer to sell or a solicitation of an offer to buy any Units of Godspell LLC and may not be relied upon in connection with the purchase or sale of any Unit. It is not a summary or a compilation of all information relevant to making an investment decision to purchase the Units. To obtain further information, you must complete our investor questionnaire and meet any suitability standards required by law. Any offering or solicitation will be made pursuant to an Offering Circular, and the subscription documents, all of which should be read in their entirety.**

*** Please note that these Units are being offered and sold in: [CA, CT, IL, LO, MA, MI, NJ, and NY]. Except for the aforementioned states, (i) the Units are not being offered, directly or indirectly, to residents of any state in the United States or outside of the United States, (ii) information in this website pertaining to the offering of Units is not being specifically directed by, or on behalf of Godspell, LLC, to any person of any state in the United States or outside of the United States. No sales of any Units shall be made in any state, jurisdiction or territory in the United States or outside of the United States unless (i) the offering has been registered in such state, jurisdiction or territory and an Offering Circular has been delivered to the investor prior to such sale, or (ii) the sales are exempt from registration.**

**We may seek to register the offering of Units in such additional states as we may determine from time to time. Please click on the link above to contact us for further information about whether or not Units may be sold to residents of your state.**

****There is a minimum investment of 10 units.**

**Construction of the disclaimers above and resolution of disputes regarding such disclaimers are governed by the laws of the State of New York without regard to conflict of laws provisions thereof. The laws of the State of New York shall apply to all uses of this site and the information contained in this site.**

**GODSPELL, LLC**

***Proposed Blog Post on www.davenporttheatrical.com***

I am excited to announce that I will be producing a Broadway revival of *Godspell.*

This fall, thousands of people just like you will make history when they come together to produce the 40th Anniversary production and first ever Broadway revival of *Godspell,* one of the most beloved musicals in the world, written by John-Michael Telebak and Stephen Schwartz (Composer/Lyricist of *Wicked, Pippin*, and others).

Many people have asked me why I have chosen to produce the show in this fashion.

The answer is simple.

To me, *Godspell* is about the creation of a community and I couldn't think of any better way to produce it than by creating a community of its own.

As I'm sure you are aware, participating in Broadway productions is usually something that is only available to a very select group of individuals and at very high investment thresholds.

But now, for the first time in Broadway history, this opportunity is being made available to you*, and at a very low entry point.

Each investment unit is only $100**, and every single investor will have their name listed as an "above-the-title" Producer on a sign outside our Broadway theater, as well as on a website created specifically for our *Godspell* community, for the entire world to see. For those of you interested in investing more than the minimum, additional perks including opening night tickets, merchandise and more are available.

To learn more about this unique and historical theatrical event, please click here. (will link to "Questionnaire Page" detailed below) Please know, this is a very limited offer.

I look forward having you as part of our *Godspell* community, and seeing you on opening night!

To learn more about this opportunity, click here. (will link to "Questionnaire Page" detailed below)

**IMPORTANT DISCLAIMERS:**

**THIS IS NOT AN OFFER TO SELL OR A SOLICITATION TO BUY ANY UNITS. This website is intended for general information purposes and the information on this website neither is, nor should be construed, as an offer to sell or a solicitation of an offer to buy any Units of Godspell LLC and may not be relied upon in connection with the purchase or sale of any Unit. It is not a summary or a compilation of all information relevant to making an investment decision to purchase the Units. To obtain further information, you must complete our investor questionnaire and meet any suitability standards required by law. Any offering or solicitation will be made pursuant to an Offering Circular, and the subscription documents, all of which should be read in their entirety.**

*** Please note that these Units are being offered and sold in: [CA, CT, IL, LO, MA, MI, NJ, and NY]. Except for the aforementioned states, (i) the Units are not being offered, directly or indirectly, to**

**residents of any state in the United States or outside of the United States, (ii) information in this website pertaining to the offering of Units is not being specifically directed by, or on behalf of Godspell, LLC, to any person of any state in the United States or outside of the United States. No sales of any Units shall be made in any state, jurisdiction or territory in the United States or outside of the United States unless (i) the offering has been registered in such state, jurisdiction or territory and an Offering Circular has been delivered to the investor prior to such sale, or (ii) the sales are exempt from registration.**

**We may seek to register the offering of Units in such additional states as we may determine from time to time. Please click on the link above to contact us for further information about whether or not Units may be sold to residents of your state.**

****There is a minimum investment of 10 units.**

**Construction of the disclaimers above and resolution of disputes regarding such disclaimers are governed by the laws of the State of New York without regard to conflict of laws provisions thereof. The laws of the State of New York shall apply to all uses of this site and the information contained in this site.**

QUESTIONNAIRE PAGE

- This page will allow the interested party to submit their information to us so that we can contact them about their interest in the production.
- The questions asked on this page will be:
    - Full Legal Name
    - Email Address
    - Phone Number
    - Age
    - State of Residence
    - Have you ever invested in the theater before?
    - Approximately what level of investment interests you?
        - $1,000
        - $2,500
        - $5,000
        - $10,000
        - $25,000
        - $50,000
        - $100,000
        - $100,000+
- After submitting the above information, the visitor will get an email automatically from us that says the following:

- Thank you for your interest in investing in *Godspell.* We will contact you within 48 hours to discuss your participation. In the meantime, please sign up for email updates about *Godspell* at Godspell.com.
- A follow up email will be sent to visitors who are residents of states in which the offering is not qualified to inform them that they may not participate in the offering.

**IMPORTANT DISCLAIMERS:**

**THIS IS NOT AN OFFER TO SELL OR A SOLICITATION TO BUY ANY UNITS. This website is intended for general information purposes and the information on this website neither is, nor should be construed, as an offer to sell or a solicitation of an offer to buy any Units of Godspell LLC and may not be relied upon in connection with the purchase or sale of any Unit. It is not a summary or a compilation of all information relevant to making an investment decision to purchase the Units. To obtain further information, you must complete our investor questionnaire and meet any suitability standards required by law. Any offering or solicitation will be made pursuant to an Offering Circular, and the subscription documents, all of which should be read in their entirety.**

*** Please note that these Units are being offered and sold in: [CA, CT, IL, LO, MA, MI, NJ, and NY]. Except for the aforementioned states, (i) the Units are not being offered, directly or indirectly, to residents of any state in the United States or outside of the United States, (ii) information in this website pertaining to the offering of Units is not being specifically directed by, or on behalf of Godspell, LLC, to any person of any state in the United States or outside of the United States. No sales of any Units shall be made in any state, jurisdiction or territory in the United States or outside of the United States unless (i) the offering has been registered in such state, jurisdiction or territory and an Offering Circular has been delivered to the investor prior to such sale, or (ii) the sales are exempt from registration.**

**We may seek to register the offering of Units in such additional states as we may determine from time to time. Please click on the link above to contact us for further information about whether or not Units may be sold to residents of your state.**

****There is a minimum investment of 10 units.**

**Construction of the disclaimers above and resolution of disputes regarding such disclaimers are governed by the laws of the State of New York without regard to conflict of laws provisions thereof. The laws of the State of New York shall apply to all uses of this site and the information contained in this site.**